
11005339

Honeywell

2010 ANNUAL REPORT

TO OUR SHAREOWNERS

This letter was a lot more fun to write than last year's letter.

We were proud last year of our ability to perform in the recession better than our peers and a lot better than we did in the previous recession. But it sure is more rewarding to perform in a recovery than it is in a recession. That performance, through the recession and the first year of recovery, resulted in our stock price being up 36% in 2010 when the S&P 500 was up 13%.

We are going to keep doing what we have been doing because it's working... through recession and recovery. Having the right strategy from the beginning, and executing it day-by-day, quarter-by-quarter, gets you to amazing places in five years. At every step of the way we do the "seed planting" that allows us to perform well not just this quarter, but also this quarter next year, and this quarter three years from now. It does make a difference.

GREAT POSITIONS IN GOOD INDUSTRIES, ONE HONEYWELL, AND OUR FIVE INITIATIVES

These will continue to be our mantra. Great Positions in Good Industries is a simple but powerful concept. A Good Industry provides a tailwind for growth. It allows you to try new things, it's more tolerant of the occasional error. A Great Position allows you to gain share because you have critical mass in research and development, feet-on-the-street, and in the back office. Gaining share in growing industries allows sales to expand 6-8% per year. With that sales growth, controlling growth in fixed costs to a lower rate quickly results in double-digit increases in earnings and cash flow. Overall, a simple concept... yet powerful in its execution.

One Honeywell has done a lot to transform our company. There is no substitute for creating the glue that causes people to want to work together... across businesses, across functions, and across countries. No organization construct can replicate the benefits of people just plain old wanting to work together. There is, after all, only one stock price.

We continue to progress on each of our Five Initiatives. The Four Pillars of Growth are clearly the right ones. Delivery and Quality continue to get better. Sales and Marketing Excellence shows up in better sales deployment; better integration of Marketing, especially in Velocity Product Development™; and Commercial Excellence. We're more global with more than 50% of our sales outside the U.S. and a very rapidly growing presence in emerging markets. The new product pipeline is now very robust in every business and geography. We focus on areas where we can differentiate with technology and it works very well for us.

Productivity is driven through a focus on material and on Organizational Efficiency for labor costs. All costs can be categorized as a payment to a supplier or a payment to a person. In both cases we're trying to accomplish two seemingly competing things... having the best while also having the lowest total cost. Both have to be achieved simultaneously and it's a cross-functional effort. The trick in business (and sometimes in life) is being able to do two seemingly competing things at the same time, successfully. For example, we want low inventory and good customer delivery, good controls and empowerment, good short-term and long-term results. The same is true for having the lowest material costs while having better quality and delivery... and for having the lowest organization costs while having the best people, organized the right way, and motivated.

Cash gives us the freedom to invest in the future. We've gone from free cash flow conversion of about 70% of net income in the last decade to greater than 120% cash conversion in this decade... a huge difference. It starts with high quality earnings, then good working capital processes, and judicious capital expenditures. We always keep a very watchful eye on cash performance.

People make all the difference in the world. We want the best, organized the right way, and motivated, and we want lower costs overall consistent with our Organizational Efficiency focus. Like most things in business, both are achieved by having better processes. Every day has to be better than the last one.

Our Enablers help us to get better on each of the Initiatives. The Honeywell Operating System, Velocity Product Development™, and Functional Transformation represent huge process opportunity and have allowed us to do a lot of seed planting for the future. There are two big cross-functional processes in any business... order to delivery and new product introduction. Our Enablers make us better in both.

All of this progress is more obvious in the financial results now that we have rid ourselves of that devil monkey, pension accounting. Our shift to mark-to-market accounting has been hugely beneficial. It allows investors to focus on business performance rather than the vagaries of pension accounting. A welcome removal of a headwind.

BUSINESSES

Our businesses continue to perform well, and we expect even more in the future. Our Aerospace business lagged on the commercial side into the recession and, as expected, has lagged into the recovery. We're encouraged by recent good upticks in demand for Commercial aftermarket. Going forward, we expect the Commercial (Transport and Business Jets) increases to be mitigated somewhat by U.S. Defense market declines as the U.S. addresses its debt / deficit issue. We have considerable technology strength in Aerospace and Tim Mahoney and his team have been very focused on improving basic execution across the board. There's always further room for improvement of course, but the market share gains we've already seen are terrific. The C919 platform ($16 billion in wins over the life of the platforms) is a wonderful example of what this team has been able to accomplish.

Automation and Control Solutions is on a roll. They just get better and better. Early on, Automation and Control Solutions suffered greatly from dis-investment... in people, processes, geographies, and new products and services. Roger Fradin and his team have completely turned that around and it shows up big time in the results with steady increases in all financial and business metrics. Additionally, they have become an astute acquisition machine. From identification, through valuation, due diligence, and especially integration, Automation and Control Solutions excels. Our biggest in the year was the acquisition of Sperian, a global leader in the growing personal protective equipment segment. This deal doubles our size in this very good industry and will be hugely beneficial. It is a wonderful example of using acquisition strategy to advance our Great Positions in Good Industries concept.

Transportation Systems has benefitted the most from the recovery and about tripled their income contribution as a result. Alex Ismail and his team did a wonderful job in the recession by significantly reducing their fixed costs through smart application of Organizational Efficiency. Even with the sharp V-shaped demand increases, they were able to deliver to customers because of their smart planning in the recession. Their Turbo focus on having a huge competitive advantage in cost, technology, and flawless launches showed up in their win rate. Again, they won about 50% of all worldwide orders for turbos (large and small, gas and diesel) on a dollar basis.

Specialty Materials is an impressively different business than the one we started with. The portfolio changes (including the acquisition of UOP) made a big difference early on. Andreas Kramvis and his team have done a great job of inculcating a growth culture on all dimensions. New products, new markets, new geographies, plants running reliably to support demand... everyone working together for that common growth goal. It's exciting to see where they are going. For example, we lead the world in development of bio-renewable fuels. Our fuel (developed from second generation feedstocks like algae, camelina, and jatropha) has already powered vehicles, commercial jets, a U.S. Navy ship, and the U.S. Navy F/A-18 Green Hornet at supersonic speed. Unlike biodiesel which is very corrosive for engines, pipelines, and dispensing devices (as a result, it has to be blended to no more than 10-15% with petroleum products), Honeywell Green Diesel™ is a drop-in replacement for petroleum-derived products. Honeywell Green Jet Fuel™ meets all flight specifications for commercial and military jets at a 50% blend with petroleum-based fuels without any modifications to the aircraft or engine.

SUMMARY

Going forward, you can expect more of the same from us. We are already ahead of the five-year roadmap discussed at last year's Investor Conference. We don't intend to just deliver this year or next. We intend to deliver forever. We will do it by having a smart, consistent strategy executed day-by-day, quarter-by-quarter, year-by-year. Doing the seed planting in products, processes, and geographies that causes us to grow this year and five years from now. Constantly reinforcing our message of Great Positions in Good Industries, One Honeywell, and our Five Initiatives. We're excited about how far we have come and even more by how much farther we can go.

We have done a lot of seed planting for a bright future.

Sincerely,



DAVID M. COTE
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-8974


SEC MAIL
PROCESSING
SECTION
MAR 11 2011
WASH. D.C.
211

Honeywell International Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	22-2640650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 Columbia Road Morris Township, New Jersey	07962
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (973) 455-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $1 per share*	New York Stock Exchange Chicago Stock Exchange
9½% Debentures due June 1, 2016	New York Stock Exchange

* The common stock is also listed on the London Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $29.8 billion at June 30, 2010.

There were 784,122,288 shares of Common Stock outstanding at January 31, 2011.

Documents Incorporated by Reference

Part III: Proxy Statement for Annual Meeting of Shareowners to be held April 25, 2011.

TABLE OF CONTENTS

PART I.

Item 1. Business

Honeywell International Inc. (Honeywell) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and energy efficient products and solutions for homes, business and transportation. Honeywell was incorporated in Delaware in 1985.

We maintain an internet website at http://www.honeywell.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our website under the heading "Investor Relations" (see "SEC Filings & Reports") immediately after they are filed with, or furnished to, the Securities and Exchange Commission (SEC). In addition, in this Form 10-K, the Company incorporates by reference certain information from parts of its proxy statement for the 2011 Annual Meeting of Stockholders, which we expect to file with the SEC on or about March 10, 2011, and which will also be available free of charge on our website.

Information relating to corporate governance at Honeywell, including Honeywell's Code of Business Conduct, Corporate Governance Guidelines and Charters of the Committees of the Board of Directors are also available, free of charge, on our website under the heading "Investor Relations" (see "Corporate Governance"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Honeywell's Code of Business Conduct applies to all Honeywell directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees.

Major Businesses

We globally manage our business operations through four businesses that are reported as operating segments: Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems. Financial information related to our operating segments is included in Note 23 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The major products/services, customers/uses and key competitors of each of our operating segments follows:

Aerospace

Our Aerospace segment is a leading global provider of integrated avionics, engines, systems and service solutions for aircraft manufacturers, airlines, business and general aviation, military, space and airport operations.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Turbine propulsion engines	TFE731 turbofan TFE1042 turbofan ATF3 turbofan F124 turbofan ALF502 turbofan LF507 turbofan CFE738 turbofan HTF 7000 turbofan T53, T55 turboshaft T800 turboshaft TF40B/50A HTS900 LT101-650/750/850 TPE 331 turboprop AGT1500 turboshaft Repair, overhaul and spare parts	Business, regional, general aviation and military trainer aircraft Commercial and military helicopters Military vehicles	United Technologies Rolls Royce/Allison Turbomeca Williams

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Auxiliary power units (APU's)	Airborne auxiliary power units Jet fuel starters Secondary power systems Ground power units Repair, overhaul and spare parts	Commercial, regional, business and military aircraft Ground power	United Technologies
Environmental control systems	Air management systems: Air conditioning Bleed air Cabin pressure control Air purification and treatment Gas Processing Heat Exchangers Repair, overhaul and spare parts	Commercial, regional and general aviation aircraft Military aircraft Ground vehicles Spacecraft	Auxilec Barber Colman Dukes Eaton-Vickers General Electric Goodrich Liebherr Pacific Scientific Parker Hannifin TAT United Technologies
Electric power systems	Generators Power distribution & control Power conditioning Repair, overhaul and spare parts	Commercial, regional, business and military aircraft	General Electric Goodrich Safran United Technologies
Engine systems accessories	Electronic and hydromechanical fuel controls Engine start systems Electronic engine controls Sensors Valves Electric and pneumatic power generation systems Thrust reverser actuation, pneumatic and electric	Commercial, regional and general aviation aircraft Military aircraft	BAE Controls Goodrich Parker Hannifin United Technologies
Avionics systems	Flight safety systems: Enhanced Ground Proximity Warning Systems (EGPWS) Traffic Alert and Collision Avoidance Systems (TCAS) Windshear detection systems Flight data and cockpit voice recorders Weather radar Communication, navigation and surveillance systems: Navigation and guidance systems Global positioning systems Satellite systems Integrated avionics systems Flight management systems Cockpit display systems Data management and aircraft performance monitoring systems Aircraft information systems Network file servers Wireless network transceivers Weather information network Navigation database information Cabin management systems Vibration detection and monitoring Mission management systems Tactical data management systems Maintenance and health monitoring systems	Commercial, business and general aviation aircraft Government aviation	BAE Boeing/Jeppesen Garmin General Electric Goodrich Kaiser L3 Lockheed Martin Northrop Grumman Rockwell Collins Thales Trimble/Terra Universal Avionics Universal Weather

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Aircraft lighting	Interior and exterior aircraft lighting	Commercial, regional, business, helicopter and military aviation aircraft (operators, OEMs, parts distributors and MRO service providers)	Hella/Goodrich LSI Luminator Whelen
Inertial sensor	Inertial sensor systems for guidance, stabilization, navigation and control Gyroscopes, accelerometers, inertial measurement units and thermal switches Attitude and heading reference systems	Military and commercial vehicles Commercial spacecraft and launch vehicles Transportation Missiles Munitions	Astronautics Kearfott BAE GEC General Electric Goodrich L3 Com KVH Northrop Grumman Rockwell
Control products	Radar altimeters Pressure products Air data products Thermal switches Magnetic sensors	Military aircraft Missiles, UAVs Commercial applications Commercial, regional, business and military aircraft	BAE Goodrich Northrop Grumman Rockwell Collins Rosemount
Space products and subsystems	Guidance subsystems Control subsystems Processing subsystems Radiation hardened electronics and integrated circuits GPS-based range safety systems Gyroscopes	Commercial and military spacecraft DoD FAA NASA	BAE Ithaco L3 Northrop Grumman Raytheon
Management and technical services	Maintenance/operation and provision of space systems, services and facilities Systems engineering and integration Information technology services Logistics and sustainment	U.S. government space (NASA) DoD (logistics and information services) FAA DoE Local governments Commercial space ground segment systems and services	Bechtel Boeing Computer Sciences Dyncorp ITT Lockheed Martin Raytheon SAIC The Washington Group United Space Alliance
Landing systems	Wheels and brakes Wheel and brake repair and overhaul services	Commercial airline, regional, business and military aircraft High performance commercial vehicles USAF, DoD, DoE Boeing, Airbus, Lockheed Martin	Dunlop Standard Aerospace Goodrich K&F Industries Messier-Bugatti NASCO

Automation and Control Solutions

Our Automation and Control Solutions segment is a leading global provider of environmental and combustion controls, sensing controls, security and life safety products and services, scanning and mobility devices and process automation and building solutions and services for homes, buildings and industrial facilities.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Environmental and combustion controls; sensing controls	Heating, ventilating and air conditioning controls and components for homes and buildings Indoor air quality products including zoning, air cleaners, humidification, heat and energy recovery ventilators Controls plus integrated electronic systems for burners, boilers and furnaces Consumer household products including humidifiers and thermostats	Original equipment manufacturers (OEMs) Distributors Contractors Retailers System integrators Commercial customers and homeowners served by the distributor, wholesaler, contractor, retail and utility channels Package and materials handling operations Appliance manufacturers Automotive companies Aviation companies Food and beverage	Bosch Cherry Danfoss Eaton Emerson Endress & Hauser Freescale Semiconductor GE Holmes Invensys Johnson Controls Omron Schneider Siemens United Technologies Yamatake

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
	Electrical devices and switches Water controls Sensors, measurement, control and industrial components Energy demand/response management products and services	processors Medical equipment Heat treat processors Computer and business equipment manufacturers	
Security and life safety products and services	Security products and systems Fire products and systems Access controls and closed circuit television Home health monitoring and nurse call systems Gas detection products and systems Emergency lighting Distribution Personal protection equipment	OEMs Retailers Distributors Commercial customers and homeowners served by the distributor, wholesaler, contractor, retail and utility channels Health care organizations Security monitoring service providers Industrial, fire service, utility distributors and U.S. Government	Bosch Draeger GE Hubbell Inc Mine Safety Appliances Pelco Phillips Riken Keiki Siemens Tyco United Technologies 3M
Scanning and mobility	Hand held and hands free image and laser based bar code scanners Scan engines Mobile and wireless computers	OEMs Retailers Distributors Commercial customers served by the transportation and logistics, manufacturing, healthcare and retail channels	Datalogic Intermec Technologies Motorola Solutions
Process automation products and solutions	Advanced control software and industrial automation systems for control and monitoring of continuous, batch and hybrid operations Production management software Communications systems for Industrial Control equipment and systems Consulting, networking engineering and installation Terminal automation solutions Process control instrumentation Field instrumentation Analytical instrumentation Recorders and controllers Critical environment control solutions and services Aftermarket maintenance, repair and upgrade Gas control, measurement and analyzing equipment	Refining and petrochemical companies Chemical manufacturers Oil and gas producers Food and beverage processors Pharmaceutical companies Utilities Film and coated producers Pulp and paper industry Continuous web producers in the paper, plastics, metals, rubber, non-woverns and printing industries Mining and mineral industries	ABB AspenTech Emerson Invensys Siemens Yokogawa
Building solutions and services	HVAC and building control solutions and services Energy management solutions and services, including demand response and automation Security and asset management solutions and services Enterprise building integration solutions Building information services Airport lighting and systems, visual docking guidance	Building managers and owners Contractors, architects and developers Consulting engineers Security directors Plant managers Utilities Large global corporations Public school systems Universities Local governments Public housing agencies Airports	Ameresco GroupMac Ingersoll Rand Invensys Johnson Controls Local contractors and utilities Safegate Schneider Siemens Trane Thorn United Technologies

Specialty Materials

Our Specialty Materials segment is a global leader in providing customers with high-performance specialty materials, including hydrocarbon processing technologies, catalysts, adsorbents, equipment and services, fluorine products, specialty films and additives, advanced fibers and composites, intermediates, specialty chemicals, electronic materials and chemicals.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Resins & chemicals	Nylon 6 polymer Caprolactam Ammonium sulfate Cyclohexanone Cyclophexanol (KA Oil) MEKO	Nylon for carpet fibers, engineered resins and flexible packaging Compounded Fertilizer ingredients Specialty chemicals	BASF DSM Sinopec UBE
Hydrofluoric acid (HF)	Anhydrous and aqueous hydrofluoric acid	Fluorocarbons Steel Oil refining Chemical intermediates Semiconductors Photovoltaics	Mexichem Flour Solvay
Fluorocarbons	Refrigerants, aerosol and insulation foam blowing agents Genesolv® solvents Oxyfume sterilant gases Ennovate 3000 blowing agent for refrigeration insulation	Refrigeration Air conditioning Polyurethane foam Precision cleaning Optical Appliances Hospitals Medical equipment manufacturers	Arkema Dupont Solvay Ineos
Fluorine specialties	Sulfur hexafluoride (SF_6) Iodine pentafluoride (IF) Antimony pentafluoride (SbF_5)	Electric utilities Magnesium gear manufacturers	Air Products Asahi Glass Solvay LiMing
Nuclear services	UF_6 conversion services	Nuclear fuel Electric utilities	Cameco Comurhex Rosatom
Research and fine chemicals	Oxime-based fine chemicals Fluoroaromatics High-purity solvents	Agrichemicals Biotech	Avecia Degussa DSM E. Merck Thermo Fisher Scientific Lonza Sigma-Aldrich
Performance chemicals Imaging chemicals Chemical processing sealants	HF derivatives Fluoroaromatics Catalysts Oxime-silanes	Diverse by product type	Atotech BASF DSM
Advanced fibers & composites	High modulus polyethylene fiber and shield composites Aramid shield composites	Bullet resistant vests, helmets and other armor applications Cut-resistant gloves Rope & cordage	DuPont DSM Teijin
Specialty films	Cast nylon film Bi-axially oriented nylon film Fluoropolymer film	Food and pharmaceutical packaging	American Biaxis CFP Daikin Kolon Unitika
Specialty additives	Polyethylene waxes Paraffin waxes and blends PVC lubricant systems Processing aids Luminescent pigments	Coatings and inks PVC pipe, siding & profiles Plastics Reflective coatings Safety & security applications	BASF Clariant Eastman
Electronic chemicals	Ultra high-purity HF Inorganic acids Hi-purity solvents	Semiconductors Photovoltaics	KMG BASF General Chemical
Semiconductor materials and services	Interconnect-dielectrics Interconnect-metals Semiconductor packaging materials Advanced polymers Anti-reflective coatings Thermo-couples	Semiconductors Microelectronics Telecommunications LED Photovoltaics	BASF Brewer Kyocera Nikko Praxair Shinko Tosch

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Catalysts, adsorbents and specialties	Catalysts Molecular sieves Adsorbents Customer catalyst manufacturing	Petroleum, refining, petrochemical, gas processing, and manufacturing industries	Axens BASF WR Grace Haldor Shell/Criterion
Process technology and equipment	Technology licensing and engineering design of process units and systems Engineered products Proprietary equipment Training and development of technical personnel Gas processing technology	Petroleum refining, petrochemical and gas processing	Axens BP/Amoco Exxon-Mobil Chevron Lummus Global Chicago Bridge & Iron Koch Glitsch Linde AG Natco Shaw Group Shell/SGS
Renewable fuels and chemicals	Technology licensing of Process, catalysts, absorbents, Refining equipment and services for producing renewable-based fuels and chemicals	Agricultural products	Neste Oy Lurgi Syntroleum Dynamotive

Transportation Systems

Our Transportation Systems segment is one of the leading manufacturers of engine boosting systems for passenger cars and commercial vehicles, as well as a leading provider of automotive care and braking products.

Product/Service Classes	Major Products/Services	Major Customers/Uses	Key Competitors
Charge-air systems	Turbochargers for gasoline and diesel engines	Passenger car, truck and off-highway OEMs Engine manufacturers Aftermarket distributors and dealers	Borg-Warner Holset IHI MHI
Thermal systems	Exhaust gas coolers Charge-air coolers Aluminum radiators Aluminum cooling modules	Passenger car, truck and off-highway OEMs Engine manufacturers Aftermarket distributors and dealers	Behr Modine Valeo
Aftermarket filters, spark plugs, electronic components and car care products	Oil, air, fuel, transmission and coolant filters PCV valves Spark plugs Wire and cable Antifreeze/coolant Windshield washer fluids Waxes, washes and specialty cleaners	Automotive and heavy vehicle aftermarket channels, OEM's and Original Equipment Service Providers (OES) Auto supply retailers Specialty installers Mass merchandisers	AC Delco Bosch Champion Mann & Hummel NGK Peak/Old World Industries Purolator STP/ArmorAll Turtle Wax Zerex/Valvoline
Brake hard parts and other friction materials	Disc brake pads and shoes Drum brake linings Brake blocks Disc and drum brake components Brake hydraulic components Brake fluid Aircraft brake linings Railway linings	Automotive and heavy vehicle OEMs, OES, brake manufacturers and aftermarket channels Installers Railway and commercial/ military aircraft OEMs and brake manufacturers	Advics Akebono Continental Federal-Mogul ITT Corp JBI Nisshinbo TMD Friction TRW

Aerospace Sales

Our sales to aerospace customers were 32, 35 and 35 percent of our total sales in 2010, 2009 and 2008, respectively. Our sales to commercial aerospace original equipment manufacturers were 6, 7 and 9 percent of our total sales in 2010, 2009 and 2008, respectively. In addition, our sales to commercial aftermarket customers of aerospace products and services were 10, 11 and 11 percent of our total sales in 2010, 2009 and 2008, respectively. Our Aerospace results of operations can be impacted by various industry and economic conditions. See "Item 1A. Risk Factors."

U.S. Government Sales

Sales to the U.S. Government (principally by our Aerospace segment), acting through its various departments and agencies and through prime contractors, amounted to $4,354, $4,288 and $4,240 million in 2010, 2009 and 2008, respectively, which included sales to the U.S. Department of Defense, as a prime contractor and subcontractor, of $3,500, $3,455 and $3,412 million in 2010, 2009 and 2008, respectively. U.S. defense spending increased in 2010. Although we expect a slight decline in our defense and space revenue in 2011 (see Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations), we do not expect to be significantly affected by any proposed changes in 2011 federal spending due principally to the varied mix of the government programs which impact us (OEM production, engineering development programs, aftermarket spares and repairs and overhaul programs). Our contracts with the U.S. Government are subject to audits, investigations, and termination by the government. See "Item 1A. Risk Factors."

Backlog

Our total backlog at December 31, 2010 and 2009 was $14,616 and $13,182 million, respectively. We anticipate that approximately $10,609 million of the 2010 backlog will be filled in 2011. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Competition

We are subject to active competition in substantially all product and service areas. Competition is expected to continue in all geographic regions. Competitive conditions vary widely among the thousands of products and services provided by us, and vary by country. Depending on the particular customer or market involved, our businesses compete on a variety of factors, such as price, quality, reliability, delivery, customer service, performance, applied technology, product innovation and product recognition. Brand identity, service to customers and quality are generally important competitive factors for our products and services, and there is considerable price competition. Other competitive factors for certain products include breadth of product line, research and development efforts and technical and managerial capability. While our competitive position varies among our products and services, we believe we are a significant competitor in each of our major product and service classes. However, a number of our products and services are sold in competition with those of a large number of other companies, some of which have substantial financial resources and significant technological capabilities. In addition, some of our products compete with the captive component divisions of original equipment manufacturers. See Item 1A "Risk Factors" for further discussion.

International Operations

We are engaged in manufacturing, sales, service and research and development mainly in the United States, Europe, Asia, Canada, Middle East and Latin America. U.S. exports and foreign manufactured products are significant to our operations. U.S. exports comprised 11, 12 and 10 percent of our total sales in 2010, 2009 and 2008, respectively. Foreign manufactured products and services, mainly in Europe, were 41, 39 and 39 percent of our total sales in 2010, 2009 and 2008, respectively.

Approximately 17 percent of total 2010 sales of Aerospace-related products and services were exports of U.S. manufactured products and systems and performance of services such as aircraft repair and overhaul. Exports were principally made to Europe, Canada, Asia and Latin America. Foreign manufactured products and systems and performance of services comprised approximately 15 percent of total 2010 Aerospace sales. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Canada and Asia.

Approximately 2 percent of total 2010 sales of Automation and Control Solutions products and services were exports of U.S. manufactured products. Foreign manufactured products and performance of services accounted for 58 percent of total 2010 Automation and Control Solutions sales. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Asia and Canada.

Approximately 30 percent of total 2010 sales of Specialty Materials products and services were exports of U.S. manufactured products. Exports were principally made to Asia and Latin America. Foreign manufactured products and performance of services comprised 27 percent of total 2010 Specialty Materials sales. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Asia and Canada.

Approximately 3 percent of total 2010 sales of Transportation Systems products were exports of U.S. manufactured products. Foreign manufactured products accounted for 70 percent of total 2010 sales of Transportation Systems. The principal manufacturing facilities outside the U.S. are in Europe, with less significant operations in Asia and Latin America.

Financial information including net sales and long-lived assets related to geographic areas is included in Note 24 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data". Information regarding the economic, political, regulatory and other risks associated with international operations is included in "Item 1A. Risk Factors."

Raw Materials

The principal raw materials used in our operations are generally readily available. We experienced no significant problems in the purchase of key raw materials and commodities in 2010. We are not dependent on any one supplier for a material amount of our raw materials, except related to phenol, a raw material used in our Specialty Materials segment. We purchase phenol under a supply agreement with one supplier.

The costs of certain key raw materials, including natural gas, benzene (the key component in phenol), ethylene, fluorspar and sulfur in our Specialty Materials business, steel, nickel, other metals and ethylene glycol in our Transportation Systems business, and nickel, titanium and other metals in our Aerospace business, are expected to remain volatile. In addition, in 2010 certain large long-term fixed supplier price agreements expired, primarily relating to components used by our Aerospace business, which in the aggregate, subjected us to higher volatility in certain component costs. We will continue to attempt to offset raw material cost increases with formula or long-term supply agreements, price increases and hedging activities where feasible. We do not presently anticipate that a shortage of raw materials will cause any material adverse impacts during 2011. See "Item 1A. Risk Factors" for further discussion.

We are highly dependent on our suppliers and subcontractors in order to meet commitments to our customers. In addition, many major components and product equipment items are procured or subcontracted on a single-source basis with a number of domestic and foreign companies. We maintain a qualification and performance surveillance process to control risk associated with such reliance on third parties. While we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Furthermore, the inability of these suppliers to meet their quality and/or delivery commitments to us, due to bankruptcy, natural disasters or any other reason, may result in significant costs and delay, including those in connection with the required recertification of parts from new suppliers with our customers or regulatory agencies.

Patents, Trademarks, Licenses and Distribution Rights

Our segments are not dependent upon any single patent or related group of patents, or any licenses or distribution rights. We own, or are licensed under, a large number of patents, patent applications and trademarks acquired over a period of many years, which relate to many of our products or improvements to those products and which are of importance to our business. From time to time, new patents and trademarks are obtained, and patent and trademark licenses and rights are acquired from others. We also have distribution rights of varying terms for a number of products and services produced by other companies. In our judgment, those rights are adequate for the conduct of our business. We believe that, in the aggregate, the rights under our patents, trademarks and licenses are generally important to our operations, but we do not consider any patent, trademark or related group of patents, or any licensing or distribution rights related to a specific process or product, to be of material importance in relation to our total business. See "Item 1A. Risk Factors" for further discussion.

We have registered trademarks for a number of our products and services, including Honeywell, Aclar, Ademco, Autolite, Bendix, Enovate, Fire-Lite, FRAM, Garrett, Hand Held, Holts, Jurid, Metrologic, MK, North, Notifier, Novar, Prestone, Redex, RMG, Simoniz, Spectra, System Sensor and UOP.

Research and Development

Our research activities are directed toward the discovery and development of new products, technologies and processes and the development of new uses for existing products. The Company's principal research and development activities are in the U.S., Europe, India and China.

Research and development (R&D) expense totaled $1,466, $1,330 and $1,543 million in 2010, 2009 and 2008, respectively. The increase in R&D expense of 10 percent in 2010 compared to 2009 was mainly due to additional product design and development costs in Automation and Control Solutions and increased expenditures on the development of products for new aircraft platforms. The decrease in R&D expense in 2009 compared to 2008 of 14 percent was consistent with our 15 percent decrease in net sales. R&D as a percentage of sales was 4.4, 4.3 and 4.2 percent in 2010, 2009 and 2008, respectively. Customer-sponsored (principally the U.S. Government) R&D activities amounted to an additional $874, $852 and $903 million in 2010, 2009 and 2008, respectively.

Environment

We are subject to various federal, state, local and foreign government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. It is our policy to comply with these requirements, and we believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with our business. Some risk of environmental damage is, however, inherent in some of our operations and products, as it is with other companies engaged in similar businesses.

We are and have been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous by one or more regulatory agencies. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury, and that our handling, manufacture, use and disposal of these substances are in accord with environmental and safety laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question our current or past handling, manufacture, use or disposal of these substances.

Among other environmental requirements, we are subject to the federal superfund and similar state and foreign laws and regulations, under which we have been designated as a potentially responsible party that may be liable for cleanup costs associated with current and former operating sites and various hazardous waste sites, some of which are on the U.S. Environmental Protection Agency's Superfund priority list. Although, under some court interpretations of these laws, there is a possibility that a responsible party might have to bear more than its proportional share of the cleanup costs if it is unable to obtain appropriate contribution from other responsible parties, we have not had to bear significantly more than our proportional share in multi-party situations taken as a whole.

We do not believe that existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material effect in the foreseeable future on the Company's business or markets that it serves, nor on its results of operations, capital expenditures or financial position. We will continue to monitor emerging developments in this area.

Further information, including the current status of significant environmental matters and the financial impact incurred for remediation of such environmental matters, if any, is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," in Note 21 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data," and in "Item 1A. Risk Factors."

Employees

We have approximately 130,000 employees at December 31, 2010, of which approximately 53,000 were located in the United States.

Item 1A. Risk Factors

Cautionary Statement about Forward-Looking Statements

We have described many of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", including the overview of the Company and each of our segments and the discussion of their respective economic and other factors and areas of focus for 2011. These sections and other parts of this report (including this Item 1A) contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are those that address activities, events or developments that management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management's assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties that can affect our performance in both the near-and long-term. These forward-looking statements should be considered in light of the information included in this Form 10-K, including, in particular, the factors discussed below.

Risk Factors

Our business, operating results, cash flows and financial condition are subject to the risks and uncertainties set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Industry and economic conditions may adversely affect the market and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.

The operating results of our segments are impacted by general global industry and economic conditions that can cause changes in spending and capital investment patterns, demand for our products and services and the level of our manufacturing and shipping costs. The operating results of our Aerospace segment, which generated 32 percent of our consolidated revenues in 2010, are directly tied to cyclical industry and economic conditions, including global demand for air travel as reflected in new aircraft production, the deferral or cancellation of orders for new aircraft, delays in launch schedules for new aircraft platforms, the retirement of aircraft, global flying hours, and business and general aviation aircraft utilization rates, as well as changes in customer buying patterns with respect to aftermarket parts, supplier consolidation, factory transitions, capacity constraints, and the level and mix of U.S. Government appropriations for defense and space programs (as further discussed in other risk factors below). The challenging operating environment faced by the commercial airline industry may be influenced by a wide variety of factors including global flying hours, aircraft fuel prices, labor issues, airline consolidation, airline insolvencies, terrorism and safety concerns as well as changes in regulations. Future terrorist actions or pandemic health issues could dramatically reduce both the demand for air travel and our Aerospace aftermarket sales and margins. The operating results of our Automation and Control Solutions (ACS) segment, which generated 41 percent of our consolidated revenues in 2010, are impacted by the level of global residential and commercial construction (including retrofits and upgrades), capital spending and operating expenditures on building and process automation, industrial plant capacity utilization and expansion, inventory levels in distribution channels, and global economic growth rates. Specialty Materials' operating results, which generated 14 percent of our consolidated revenues in 2010, are impacted by global economic growth rates, capacity utilization for chemical, industrial, refining, petrochemical and semiconductor plants, our customers' availability of capital for refinery construction and expansion, and commodity demand volatility. Transportation Systems' operating results, which generated 13 percent of our consolidated revenues in 2010, are impacted by global production and demand for automobiles and trucks equipped with turbochargers, and regulatory changes regarding automobile and truck emissions and fuel economy, delays in launch schedules for new automotive platforms, and consumer demand and spending for automotive aftermarket and car care products. Demand of global automotive and truck manufacturers will continue to be influenced by a wide variety of factors, including ability of consumers to obtain financing, ability to reduce operating costs and overall consumer and business confidence. Each of the segments is impacted by volatility in raw material prices (as further described below) and non-material inflation.

Raw material price fluctuations, the ability of key suppliers to meet quality and delivery requirements, or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers, and cause us to incur significant liabilities.

The cost of raw materials is a key element in the cost of our products, particularly in our Specialty Materials (benzene (the key component in phenol), natural gas, ethylene, fluorspar and sulfur), Transportation Systems (nickel, steel, other metals and ethylene glycol) and Aerospace (nickel, titanium and other metals) segments. Our inability to offset material price inflation through increased prices to customers, formula or long-term fixed price contracts with suppliers, productivity actions or through commodity hedges could adversely affect our results of operations.

Our manufacturing operations are also highly dependent upon the delivery of materials (including raw materials) by outside suppliers and their assembly of major components and subsystems used in our products in a timely manner and in full compliance with purchase order terms and conditions, quality standards, and applicable laws and regulations. In addition, many major components and product equipment items are procured or subcontracted on a single-source basis; in some circumstances these suppliers are the sole source of the component or equipment. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. Our suppliers may fail to perform according to specifications as and when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. The supply chains for our businesses could also be disrupted by suppliers' decisions to exit certain businesses and by external events such as natural disasters, extreme weather events, pandemic health issues, terrorist actions, labor disputes, governmental actions and legislative or regulatory changes (e.g., product certification or stewardship requirements, sourcing restrictions, climate change or greenhouse gas emission standards, etc.). Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. In addition, because our businesses cannot always immediately adapt their cost structure to changing market conditions, our manufacturing capacity for certain products may at times exceed or fall short of our production requirements, which could adversely impact our operating costs, profitability and customer and supplier relationships.

Our facilities, distribution systems and information technology systems are subject to catastrophic loss due to, among other things fire, flood, terrorism or other natural or man-made disasters. If any of these facilities or systems were to experience a catastrophic loss, it could disrupt our operations, result in personal injury or property damage, damage relationships with our customers and result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts. The same risk can also arise from the failure of critical systems supplied by Honeywell to large industrial, refining and petrochemical customers.

Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to (i) identify emerging technological trends in our target end-markets, (ii) develop and maintain competitive products, (iii) enhance our products by adding innovative features that differentiate our products from those of our competitors and prevent commoditization of our products, (iv) develop, manufacture and bring products to market quickly and cost-effectively, and (v) develop and retain individuals with the requisite expertise.

Our ability to develop new products based on technological innovation can affect our competitive position and requires the investment of significant resources. These development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies or products on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we currently anticipate. The failure of our technologies or products to gain market acceptance due to more attractive offerings by our competitors could significantly reduce our revenues and adversely affect our competitive standing and prospects.

Protecting our intellectual property is critical to our innovation efforts.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights. Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. In some non-U.S. countries, laws affecting intellectual property are uncertain in their application, which can affect the scope or enforceability of our patents and other intellectual property rights. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

Our systems are subject to risks from unlawful attempts by others to gain unauthorized access to our information technology systems through the Internet. The theft and/or unauthorized use or production of our trade secrets and other confidential business information could reduce the value of our investment in R&D and product development and could subject us to claims by third parties relating to loss of their confidential or proprietary information.

An increasing percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory and other risks of international operations.

Our international operations, including U.S. exports, comprise a growing proportion of our operating results. Our strategy calls for increasing sales to and operations in overseas markets, including developing markets such as Mexico, Brazil, China, India, Malaysia, the Middle East and Eastern Europe.

In 2010, 52 percent of our total sales (including products manufactured in the U.S. and in international locations) were outside of the U.S. including 28 percent in Europe and 11 percent in Asia. Risks related to international operations include exchange control regulations, wage and price controls, employment regulations, foreign investment laws, import, export and other trade restrictions (such as embargoes), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, government instability, and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. We are also subject to U.S. laws prohibiting companies from doing business in certain countries, or restricting the type of business that may be conducted in these countries. The cost of compliance with increasingly complex and often conflicting regulations worldwide can also impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.

As we continue to grow our businesses internationally, our operating results could be increasingly affected by the relative strength of the European and Asian economies and the impact of exchange rate fluctuations. We do have a policy to reduce the risk of volatility through hedging activities, but such activities bear a financial cost and may not always be available to us and may not be successful in eliminating such volatility.

We may be required to recognize impairment charges for our long-lived assets or available for sale investments.

At December 31, 2010, the net carrying value of long-lived assets (property, plant and equipment, goodwill and other intangible assets) and available for sale securities totaled approximately $19.0 billion and $0.3 billion, respectively. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill and other long-lived assets. An other than temporary decline in the market value of our available for sale securities may also result in an impairment charge. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our consolidated shareowners' equity and increase our debt-to-total-capitalization ratio, which could negatively impact our credit rating and access to the public debt and equity markets.

A change in the level of U.S. Government defense and space funding or the mix of programs to which such funding is allocated could adversely impact Aerospace's defense and space sales and results of operations.

Sales of our defense and space-related products and services are largely dependent upon government budgets, particularly the U.S. defense budget. Sales as a prime contractor and subcontractor to the U.S. Department of Defense comprised approximately 33 and 10 percent of Aerospace and total sales, respectively, for the year ended December 31, 2010. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the 2011 and subsequent budgets ultimately approved by Congress, or be included in the scope of separate supplemental appropriations. We also cannot predict the impact of potential changes in priorities due to military transformation and planning and/or the nature of war-related activity on existing, follow-on or replacement programs. A shift in defense or space spending to programs in which we do not participate and/or reductions in funding for or termination of existing programs could adversely impact our results of operations.

As a supplier of military and other equipment to the U.S. Government, we are subject to unusual risks, such as the right of the U.S. Government to terminate contracts for convenience and to conduct audits and investigations of our operations and performance.

In addition to normal business risks, companies like Honeywell that supply military and other equipment to the U.S. Government are subject to unusual risks, including dependence on Congressional appropriations and administrative allotment of funds, changes in governmental procurement legislation and regulations and other policies that reflect military and political developments, significant changes in contract scheduling, complexity of designs and the rapidity with which they become obsolete, necessity for constant design improvements, intense competition for U.S. Government business necessitating increases in time and investment for design and development, difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work, and other factors characteristic of the industry, such as contract award protests and delays in the timing of contract approvals. Changes are customary over the life of U.S. Government contracts, particularly development contracts, and generally result in adjustments of contract prices.

Our contracts with the U.S. Government are subject to audits. Like many other government contractors, we have received audit reports that recommend downward price adjustments to certain contracts or changes to certain accounting systems or controls to comply with various government regulations. We have made adjustments and paid voluntary refunds in appropriate cases and may do so in the future.

U.S. Government contracts are subject to termination by the government, either for the convenience of the government or for our failure to perform under the applicable contract. In the case of a termination for convenience, we are typically entitled to reimbursement for our allowable costs incurred, plus termination costs and a reasonable profit. If a contract is terminated by the government for our failure to perform we could be liable for additional costs incurred by the government in acquiring undelivered goods or services from any other source and any other damages suffered by the government.

We are also subject to government investigations of business practices and compliance with government procurement regulations. If Honeywell or one of its businesses were charged with wrongdoing as a result of any such investigation or other government investigations (including violations of certain environmental or export laws), it could be suspended from bidding on or receiving awards of new government contracts, suspended from contract performance pending the completion of legal proceedings and/or have its export privileges suspended. The U.S. Government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other egregious misconduct. Debarment generally does not exceed three years.

Our reputation and ability to do business may be impacted by the improper conduct of employees, agents or business partners.

We cannot ensure that our extensive compliance controls, policies and procedures will in all instances protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate the laws of the jurisdictions in which the Company operates, including laws governing payments to government officials, competition and data privacy. Any improper actions could subject us to civil or criminal investigations, monetary and non-monetary penalties and could adversely impact our ability to conduct business, results of operations and reputation.

Changes in legislation or government regulations or policies can have a significant impact on our results of operations.

The sales and margins of each of our segments are directly impacted by government regulations. Safety and performance regulations (including mandates of the Federal Aviation Administration and other similar international regulatory bodies requiring the installation of equipment on aircraft), product certification requirements and government procurement practices can impact Aerospace sales, research and development expenditures, operating costs and profitability. The demand for and cost of providing Automation and Control Solutions products, services and solutions can be impacted by fire, security, safety, health care, environmental and energy efficiency standards and regulations. Specialty Materials' results of operations can be affected by environmental (e.g. government regulation of fluorocarbons), safety and energy efficiency standards and regulations, while emissions and energy efficiency standards and regulations can impact the demand for turbochargers in our Transportation Systems segment. Legislation or regulations regarding areas such as labor and employment, employee benefit plans, tax, health, safety and environmental matters, import, export and trade, intellectual property, product certification, and product liability may impact the results of each of our operating segments and our consolidated results.

Completed acquisitions may not perform as anticipated or be integrated as planned, and divestitures may not occur as planned.

We regularly review our portfolio of businesses and pursue growth through acquisitions and seek to divest non-core businesses. We may not be able to complete transactions on favorable terms, on a timely basis or at all. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns, (ii) the discovery of unanticipated issues or liabilities, (iii) the failure to integrate acquired businesses into Honeywell on schedule and/or to achieve synergies in the planned amount or within the expected timeframe, (iv) the inability to dispose of non-core assets and businesses on satisfactory terms and conditions and within the expected timeframe, and (v) the degree of protection provided by indemnities from sellers of acquired companies and the obligations under indemnities provided to purchasers of our divested businesses.

We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability (including asbestos), prior acquisitions and divestitures, employment, employee benefits plans, intellectual property, import and export matters and environmental, health and safety matters. Resolution of these matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements, and we may become subject to or be required to pay damage awards or settlements that could have a material adverse effect on our results of operations, cash flows and financial condition. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. It also is not possible to obtain insurance to protect against all our operational risks and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our results of operations, cash flows, liquidity and financial condition.

Our operations and the prior operations of predecessor companies expose us to the risk of material environmental liabilities.

Mainly because of past operations and operations of predecessor companies, we are subject to potentially material liabilities related to the remediation of environmental hazards and to claims of personal injuries or property damages that may be caused by hazardous substance releases and exposures. We have incurred remedial response and voluntary clean-up costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. We are subject to various federal, state, local and foreign government requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations can impose substantial fines and criminal sanctions for violations, and require installation of costly equipment or operational changes to limit emissions and/or decrease the likelihood of accidental hazardous substance releases. We incur, and expect to continue to incur capital and operating costs to comply with these laws and regulations. In addition, changes in laws, regulations and enforcement of policies, the discovery of previously unknown contamination or new technology or information related to individual sites, the establishment of stricter state or federal toxicity standards with respect to certain contaminants, or the imposition of new clean-up requirements or remedial techniques could require us to incur costs in the future that would have a negative effect on our financial condition or results of operations.

Our expenses include significant costs related to employee and retiree health benefits.

With approximately 130,000 employees, including approximately 53,000 in the U.S., our expenses relating to employee health and retiree health benefits are significant. In recent years, we have experienced significant increases in certain of these costs, largely as a result of economic factors beyond our control, in particular, ongoing increases in health care costs well in excess of the rate of inflation. Continued increasing health-care costs, legislative or regulatory changes, and volatility in discount rates, as well as changes in other assumptions used to calculate retiree health benefit expenses, may adversely affect our financial position and results of operations.

Risks related to our defined benefit pension plans may adversely impact our results of operations and cash flow.

Significant changes in actual investment return on pension assets, discount rates, and other factors could adversely affect our results of operations and pension contributions in future periods. U.S. generally accepted accounting principles require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for our U.S. pension plans may become more significant. However, the ultimate amounts to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory changes related to pension funding obligations. For a discussion regarding the significant assumptions used to estimate pension expense, including discount rate and the expected long-term rate of return on plan assets, and how our financial statements can be affected by pension plan accounting policies, see "Critical Accounting Policies" included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. In 2010, our tax expense represented 28.4 percent of our income before tax, and includes estimates of additional tax which may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could effect the valuation of our deferred tax assets. Our future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.

Volatility of credit markets or macro-economic factors could adversely affect our business.

Changes in U.S. and global financial and equity markets, including market disruptions, limited liquidity, and interest rate volatility, may increase the cost of financing as well as the risks of refinancing maturing debt. In addition, our borrowing costs can be affected by short and long-term ratings assigned by independent rating agencies. A decrease in these ratings could increase our cost of borrowing.

Delays in our customers' ability to obtain financing, or the unavailability of financing to our customers, could adversely affect our results of operations and cash flow. The inability of our suppliers to obtain financing could result in the need to transition to alternate suppliers, which could result in significant incremental cost and delay, as discussed above. Lastly, disruptions in the U.S. and global financial markets could impact the financial institutions with which we do business.

Item 1B. Unresolved Staff Comments

Not Applicable

Item 2. Properties

We have approximately 1,300 locations consisting of plants, research laboratories, sales offices and other facilities. Our headquarters and administrative complex is located in Morris Township, New Jersey. Our plants are generally located to serve large marketing areas and to provide accessibility to raw materials and labor pools. Our properties are generally maintained in good operating condition. Utilization of these plants may vary with sales to customers and other business conditions; however, no major operating facility is significantly idle. We own or lease warehouses, railroad cars, barges, automobiles, trucks, airplanes and materials handling and data processing equipment. We also lease space for administrative and sales staffs. Our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Our principal plants, which are owned in fee unless otherwise indicated, are as follows:

Aerospace

Anniston, AL (leased)
Glendale, AZ (leased)
Phoenix, AZ
Tempe, AZ
Tucson, AZ
Torrance, CA
Clearwater, FL
South Bend, IN
Olathe, KS
Minneapolis, MN (partially leased)
Plymouth, MN
Rocky Mount, NC
Albuquerque, NM
Urbana, OH
Greer, SC
Toronto, Canada
Olomouc, Czech Republic (leased)
Raunheim, Germany
Penang, Malaysia
Singapore (leased)
Yeovil, UK (leased)

Automation and Control Solutions

San Diego, CA (leased)
Northford, CT
Freeport, IL
St. Charles, IL (leased)
Golden Valley, MN
Houston, TX (leased)
York, PA (leased)
Pleasant Prairie, WI (leased)
Shenzhen, China (leased)
Suzhou, China
Mosbach, Germany
Neuss, Germany
Schonaich, Germany (leased)
Pune, India (leased)
Chihuahua, Mexico
Juarez, Mexico (partially leased)
Tijuana, Mexico (leased)
Emmen, Netherlands
Newhouse, Scotland

Specialty Materials

Mobile, AL
Des Plaines, IL
Metropolis, IL
Baton Rouge, LA
Geismar, LA
Shreveport, LA
Pottsville, PA
Orange, TX
Chesterfield, VA
Colonial Heights, VA
Hopewell, VA
Spokane, WA
Seelze, Germany

Transportation Systems

Shanghai, China
Conde, France
Glinde, Germany
Atessa, Italy
Kodama, Japan
Ansan, Korea (leased)
Mexicali, Mexico (partially leased)
Bucharest, Romania
Pune India

Item 3. Legal Proceedings

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. See a discussion of environmental, asbestos and other litigation matters in Note 21 of Notes to Financial Statements.

Environmental Matters Involving Potential Monetary Sanctions in Excess of $100,000

Although the outcome of the matters discussed below cannot be predicted with certainty, we do not believe that any of them, individually or in the aggregate, will have a material adverse effect on our consolidated financial position, consolidated results of operations or operating cash flows.

The United States Environmental Protection Agency and the United States Department of Justice ("federal authorities") are investigating whether the storage of certain sludges generated during uranium hexafluoride production at our Metropolis, Illinois facility has been in compliance with the requirements of the Resource Conservation and Recovery Act. The federal authorities have convened a grand jury in this matter. The Company has cooperated fully in the investigation and has been engaged in discussions with the federal authorities regarding a resolution of this matter, which the Company expects to finalize in the first quarter of 2011. The storage issue at the Metropolis site was also previously voluntarily disclosed to the Illinois Environmental Protection Agency, with whom Honeywell has been working to resolve related civil environmental claims.

In November 2010 Honeywell reached a final settlement agreement with the New York State Department of Environmental Conservation to settle allegations that Honeywell failed to properly close out waste storage areas associated with legacy operations in Syracuse, New York, which areas are known as the Solvay Settling Basins. Under the terms of the settlement, Honeywell will pay a fine of $100,000 and implement certain environmental projects in the area.

The United States Environmental Protection Agency and the United States Department of Justice are investigating whether the Company's manufacturing facility in Hopewell, Virginia is in compliance with the requirements of the Clean Air Act and the facility's air operating permit. Based on these investigations, the federal authorities have issued notices of violation with respect to the facility's benzene waste operations, leak detection and repair program, emissions of nitrogen oxides and emissions of particulate matter. The Company has entered into negotiations with federal authorities to resolve the alleged violations.

Executive Officers of the Registrant

The executive officers of Honeywell, listed as follows, are elected annually by the Board of Directors. There are no family relationships among them.

Name, Age, Date First Elected an Executive Officer	Business Experience
David M. Cote, 58(a) 2002	Chairman of the Board and Chief Executive Officer since July 2002.
Alexandre Ismail, 45 2009	President and Chief Executive Officer Transportation Systems since April 2009. President Turbo Technologies from November 2008 to April 2009. President Global Passengers Vehicles from August 2006 to November 2008. Vice President and General Manager Turbo Technologies EMEA & India from September 2003 to August 2006.
Roger Fradin, 57 2004	President and Chief Executive Officer Automation and Control Solutions since January 2004.
Timothy O. Mahoney, 54 2009	President and Chief Executive Officer Aerospace since September 2009. Vice President Aerospace Engineering and Technology and Chief Technology Officer from March 2007 to August 2009. President of Air Transport and Regional from July 2005 to March 2007.
Andreas C. Kramvis, 58 2008	President and Chief Executive Officer Specialty Materials since March 2008. President of Environmental and Combustion Controls from September 2002 to February 2008.
David J. Anderson, 61 2003	Senior Vice President and Chief Financial Officer since June 2003.
Krishna Mikkilineni, 51 2010	Senior Vice President Engineering and Operations since April 2010 and President Honeywell Technology Solutions since January 2009. Vice President Honeywell Technology Solutions from July 2002 to January 2009.
Katherine L. Adams, 46 2009	Senior Vice President and General Counsel since April 2009. Vice President and General Counsel from September 2008 to April 2009. Vice President and General Counsel for Specialty Materials from February 2005 to September 2008.
Mark R. James, 49 2007	Senior Vice President Human Resources and Communications since November 2007. Vice President of Human Resources and Communications for Aerospace from October 2004 to November 2007.

(a) Also a Director.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and dividend information for Honeywell's common stock is included in Note 26 of Notes to Financial Statements in "Item 8. Financial Statements and Supplementary Data."

The number of record holders of our common stock at December 31, 2010 was 61,830.

Honeywell did not purchase any of its common stock, par value $1 per share, for the year ending December 31, 2010. The Board of Directors has authorized the repurchase of up to a total of $3 billion of Honeywell common stock, which amount includes $1.3 billion that remained available under the Company's previously reported share repurchase program. Honeywell presently expects to repurchase outstanding shares from time to time during 2011 to offset the dilutive impact of employee stock based compensation plans, including future option exercises, restricted unit vesting and matching contributions under our savings plans. The amount and timing of future repurchases may vary depending on market conditions and the level of operating, financing and other investing activities.

Performance Graph

The following graph compares the five-year cumulative total return on our Common Stock to the total returns on the Standard & Poor's 500 Stock Index and a composite of Standard & Poor's Industrial Conglomerates and Aerospace and Defense indices, on a 60%/40% weighted basis, respectively (the "Composite Index"). The weighting of the components of the Composite Index are based on our segments' relative contribution to total segment profit. In prior years, these components had been equally weighted. The change in weighting reflects the growth, both organic and through acquisitions, in the Company's non-Aerospace businesses. The selection of the Industrial Conglomerates component of the Composite Index reflects the diverse and distinct range of non-aerospace businesses conducted by Honeywell. Per SEC rules, we are including the Composite Index on an equally weighted basis in the graph below with respect to 2005-2009. The annual changes for the five-year period shown in the graph are based on the assumption that $100 had been invested in Honeywell stock and each index on December 31, 2005 and that all dividends were reinvested.



DOLLARS
200
150
100
50
0
2005
2006
2007
2008
2009
2010

		Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010
Honeywell	—○—	100	124.17	172.15	94.08	116.49	162.52
S&P 500®	—□—	100	115.79	122.16	76.96	97.33	111.99
Composite Index (60/40)	—△—	100	115.23	127.14	69.27	80.32	94.19
Composite Index (50/50)	—✳—	100	116.89	130.72	73.18	85.91	

Information in Items 6, 7, 8 and Exhibit 12 for the years ended December 31, 2009, 2008, 2007 and 2006 have been revised, as applicable, for the retrospective application of our change in accounting policy for recognizing pension expense. See Note 1 of the Notes to the Financial Statements for a discussion of the change and the impacts for the years ended December 31, 2009 and 2008.

Item 6. Selected Financial Data

	Years Ended December 31,				
	2010	2009(1)	2008(1)	2007(1)(2)	2006(1)(3)
	(Dollars in millions, except per share amounts)				
Results of Operations					
Net sales	$33,370	$30,908	$36,556	$34,589	$31,367
Net income attributable to Honeywell(4)	2,022	1,548	806	2,594	2,284
Per Common Share					
Earnings from continuing operations:					
Basic	2.61	2.06	1.09	3.39	2.78
Assuming dilution	2.59	2.05	1.08	3.35	2.76
Dividends	1.21	1.21	1.10	1.00	0.9075
Financial Position at Year-End					
Property, plant and equipment—net	4,840	4,847	4,934	4,985	4,797
Total assets	37,834	35,993	35,570	33,805	30,941
Short-term debt	889	1,361	2,510	2,238	1,154
Long-term debt	5,755	6,246	5,865	5,419	3,909
Total debt	6,644	7,607	8,375	7,657	5,063
Shareowners' equity(5)(6)	10,787	8,971	7,140	9,293	9,777

(1) Reflects the retrospective change in our method of recognizing pension expense. See Note 1 of Notes to Financial Statements for a discussion of the change and the impacts of the change for the years ended December 31, 2009 and 2008.

(2) For the year ended December 31, 2007 the retrospective change in recognizing pension expense increased Net income attributable to Honeywell by $150 million, Earnings per share, basic by $0.20, Earnings per share, assuming dilution by $0.19.

(3) For the year ended December 31, 2006 the retrospective change in recognizing pension expense increased Net income attributable to Honeywell by $206 million, Earnings per share, basic by $0.25, Earnings per share, assuming dilution by $0.25.

(4) For the year ended December 31, 2008 Net income attributable to Honeywell includes a $417 million, net of tax gain resulting from the sale of our Consumables Solutions business as well as a charge of $465 million for environmental liabilities deemed probable and reasonably estimable during 2008 (see Notes 2 and 3 of Notes to Financial Statements, respectively).

(5) The retrospective change in our method of recognizing pension impacted Shareowners' equity for the years ended December 31 as follows: 2009—increase of $17 million and 2008—decrease of $128 million.

(6) For the year ended December 31, 2006 shareowners' equity includes a reduction of $414 million related to the adoption of revised accounting guidance for "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in millions, except per share amounts)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Honeywell International Inc. ("Honeywell") for the three years ended December 31, 2010. All references to Notes related to Notes to the Financial Statements in "Item 8-Financial Statements and Supplementary Data".

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

	2010	2009	2008
Net sales	$33,370	$30,908	$36,556
% change compared with prior period	8%	(15)%	

The change in net sales compared to the prior year period is attributable to the following:

	2010 Versus 2009	2009 Versus 2008
Volume	5%	(14)%
Price	2%	0%
Acquisitions/Divestitures	1%	1%
Foreign Exchange	0%	(2)%
	8%	(15)%

A discussion of net sales by segment can be found in the Review of Business Segments section of this MD&A.

Cost of Products and Services Sold

	2010	2009	2008
Cost of products and services sold	$25,519	$24,012	$31,118
% change compared with prior period	6%	(23)%	
Gross Margin percentage	23.5%	22.3%	14.9%

Cost of products and services sold increased by $1,507 million or 6 percent in 2010 compared with 2009 principally due to an estimated increase in direct material costs and indirect costs of approximately $1,300 million and $300 million, respectively, driven substantially by an 8 percent increase in sales as a result of the factors discussed above and in the Review of Business Segments section of this MD&A and an $150 million increase in Repositioning and Other Charges (see Note 3 of Notes to Financial Statements), partially offset by a $300 million decrease in pension expense.

Gross margin percentage increased by 1.2 percentage points in 2010 compared with 2009 primarily due to lower pension expense (approximate 1 percentage point impact) and higher sales volume driven by our Automation and Control Solutions segment, Specialty Materials segment and Transportation Systems segment (approximate 0.7 percentage point impact), partially offset by higher repositioning and other charges (approximate 0.4 percentage point impact).

Cost of products and services sold decreased by $7,106 million or 23 percent in the 2009 compared with 2008. The decrease is primarily due to lower pension expense, lower sales as a result of the factors discussed within the Review of Business Segments section of this MD&A, lower material costs, reduced labor costs (reflecting reduced census, work scheduled reductions, benefits from prior repositioning actions and lower incentive compensation), the positive impact of indirect cost savings initiatives across each of our Business Segments, and lower repositioning charges.

Gross margin percentage increased by 7.4 percentage points in 2009 compared with 2008, primarily due to lower pension expense, increases of 2.9 and 0.6 percent, respectively, in our Specialty Materials and Automation & Controls Solutions segments, as a result of the cost savings initiatives discussed above, and lower repositioning charges, partially offset by lower margins in our Transportation Systems and Aerospace Solutions segments of 3.2 and 0.7 percent, respectively, due to lower sales partially offset by the impact of cost savings initiatives.

Selling, General and Administrative Expenses

	2010	2009	2008
Selling, general and administrative expense	$4,717	$4,443	$5,130
Percent of sales	14.1%	14.4%	14.0%

Selling, general and administrative expenses (SG&A) decreased as a percentage of sales by 0.3 percent in 2010 compared to the 2009 driven by the impact of higher sales volume, discussed above, and lower pension expense, partially offset by an estimated $500 million increase in labor costs (reflecting the absence of prior period labor cost actions).

SG&A as a percentage of sales increased by 0.4 of a percentage point in 2009 compared with 2008. The increase as a percentage of sales was driven by lower sales volumes, substantially offset by the positive impact of i) lower pension expense, ii) indirect cost savings initiatives across each of our Business Segments, iii) reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation) and iv) lower repositioning charges.

Other (Income) Expense

	2010	2009	2008
Equity (income)/loss of affiliated companies	$(29)	$(26)	$ (63)
Gain on sale of non-strategic businesses and assets	—	(87)	(635)
Interest income	(40)	(33)	(102)
Foreign exchange	13	45	52
Other, net	(39)	46	—
	$(95)	$(55)	$(748)

Other income increased by $40 million in 2010 compared to 2009 due primarily to i) a $62 million pre-tax gain related to the consolidation of a joint venture within our Specialty Materials segment in the third quarter of 2010 (see Note 4 of Notes to Financial statements) for further details, ii) the absence of an other-than-temporary impairment charge of $62 million in the second quarter of 2009, partially offset by the absence of a $50 million deconsolidation gain related to a subsidiary within our Automation and Control Solutions segment in 2009 and $22 million of acquisition related costs in 2010.

Other income decreased by $693 million in 2009 compared to 2008 primarily due to i) a lower gain on sale of non-strategic businesses and assets due to the gain on the sale of our Consumables Solutions business in 2008 partially offset by a gain related to the deconsolidation of a subsidiary within our Automation and Control Solutions segment in 2009 (See Note 4 to the financial statements) and ii) lower interest income primarily due to lower interest rates on cash balances.

Interest and Other Financial Charges

	2010	2009	2008
Interest and other financial charges	$386	$459	$456
% change compared with prior period	(16)%	1%	

Interest and other financial charges decreased by 16 percent in 2010 compared with 2009 primarily due to lower debt balances and lower borrowing costs.

Interest and other financial charges increased by 1 percent in 2009 compared with 2008 due to lower debt balances offset by higher borrowing costs on term debt.

Tax Expense

	2010	2009	2008
Tax expense	$ 808	$ 465	$ (226)
Effective tax rate	28.4%	22.7%	(37.7)%

The effective tax rate increased by 5.7 percentage points in 2010 compared with 2009 primarily due to a change in the mix of earnings related to lower U.S. pension expense, the impact of an enacted change in the tax treatment of the Medicare Part D program, the absence of manufacturing incentives, a decreased impact from the settlement of audits and an increase in the foreign effective tax rate. The foreign effective tax rate increased by approximately 7 percentage points which primarily consisted of i) a 6 percentage point impact from the absence of tax benefits related to foreign exchange and investment losses and ii) a 0.5 percentage points impact from increased valuation allowances on net operating loss. The effective tax rate was lower than the U.S. statutory rate of 35 percent primarily due to earnings taxed at lower foreign rates.

The effective tax rate increased by 60.4 percentage points in 2009 compared to 2008 primarily due to a change in the mix of earnings related to lower U.S. pension expense and to a lesser extent, a decreased impact from the settlement of audits. The effective tax rate was lower than the U.S. statutory rate of 35 percent primarily due to earnings taxed at lower foreign rates.

In 2011, the effective tax rate could change based upon the Company's operating results and the outcome of tax positions taken regarding previously filed tax returns currently under audit by various Federal, State and foreign tax authorities, several of which may be finalized in the foreseeable future. The Company believes that it has adequate reserves for these matters, the outcome of which could materially impact the results of operations and operating cash flows in the period they are resolved.

Net Income Attributable to Honeywell

	2010	2009	2008
Net income attributable to Honeywell	$2,022	$1,548	$ 806
Earnings per share of common stock—assuming dilution	$ 2.59	$ 2.05	$1.08

Earnings per share of common stock—assuming dilution increased by $0.54 per share in 2010 compared with 2009 primarily due to increased segment profit in our Automation and Control Solutions, Specialty Materials and Transportation Systems segments and lower pension expense, partially offset by higher tax expense and higher repositioning and other charges.

Earnings per share of common stock—assuming dilution increased by $0.97 per share in 2009 compared with 2008 primarily relates to lower pension expense and lower repositioning charges, partially offset by a decrease in segment profit in each of our business segments, decreased Other (Income) Expense, as discussed above, and an increase in the number of shares outstanding.

For further discussion of segment results, see "Review of Business Segments".

BUSINESS OVERVIEW

This Business Overview provides a summary of Honeywell and its four reportable operating segments (Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems), including their respective areas of focus for 2011 and the relevant economic and other factors impacting their results, and a discussion of each segment's results for the three years ended December 31, 2010. Each of these segments is comprised of various product and service classes that serve multiple end markets. See Note 23 to the financial statements for further information on our reportable segments and our definition of segment profit.

Economic and Other Factors

In addition to the factors listed below with respect to each of our operating segments, our consolidated operating results are principally driven by:

- Impact of global economic growth rates (U.S., Europe and emerging regions) and industry conditions on demand in our key end markets;
- Overall sales mix, in particular the mix of Aerospace original equipment and aftermarket sales and the mix of Automation and Control Solutions (ACS) products and services sales;
- The extent to which cost savings from productivity actions are able to offset or exceed the impact of material and non-material inflation;
- The impact of the pension discount rate and asset returns on pension expense, including mark-to-market adjustments, and funding requirements; and
- The impact of changes in foreign currency exchange rate, particularly the U.S. dollar-Euro exchange rate.

Areas of Focus for 2011

The areas of focus for 2011, which are generally applicable to each of our operating segments, include:

- Driving profitable growth by building innovative products that address customer needs;
- Achieving sales growth, technological excellence and manufacturing capability through global expansion, especially focused on emerging regions in China, India and the Middle East;
- Proactively managing raw material costs through formula and long term supply agreements, price increases and hedging activities, where feasible;
- Driving cash flow conversion through effective working capital management and capital investment in our businesses, thereby enhancing liquidity, repayment of debt, strategic acquisitions, and the ability to return value to shareholders;
- Actively monitoring trends in short-cycle end markets, such as the Transportation Systems Turbo business, ACS Products businesses, Aerospace commercial after-market and Specialty Materials Advanced Materials, and continuing to take proactive cost actions;
- Aligning and prioritizing investments in long-term growth considering short-term demand volatility;
- Driving productivity savings through execution of repositioning actions;
- Controlling discretionary spending levels with focus on non-customer related costs;
- Ensuring preparedness to maximize performance in response to improving end market conditions while controlling costs by proactively managing capacity utilization, supply chain and inventory demand;
- Utilizing our enablers Honeywell Operating System (HOS), Functional Transformation and Velocity Product Development (VPD) to standardize the way we work, increase quality and reduce the costs of product manufacturing, reduce costs and enhance the quality of our administrative functions and improve business operations through investments in systems and process improvements;
- Monitoring both suppliers and customers for signs of liquidity constraints, limiting exposure to any resulting inability to meet delivery commitments or pay amounts due, and identifying alternate sources of supply as necessary; and
- Controlling Corporate costs, including costs incurred for asbestos and environmental matters, pension and other post-retirement expenses and tax expense.

Review of Business Segments

	2010	2009	2008
Net Sales			
Aerospace			
Product	$ 5,868	$ 5,930	$ 7,676
Service	4,815	4,833	4,974
Total	10,683	10,763	12,650
Automation and Control Solutions			
Product	11,733	10,699	11,953
Service	2,016	1,912	2,065
Total	13,749	12,611	14,018
Specialty Materials			
Product	4,449	3,895	4,961
Service	277	249	305
Total	4,726	4,144	5,266
Transportation Systems			
Product	4,212	3,389	4,622
Service	—	—	—
Total	4,212	3,389	4,622
Corporate			
Product	—	—	—
Service	—	1	—
Total	—	1	—
	$33,370	$30,908	$36,556
Segment Profit			
Aerospace	$ 1,835	$ 1,893	$ 2,300
Automation and Control Solutions	1,770	1,588	1,622
Specialty Materials	749	605	721
Transportation Systems	473	156	406
Corporate	(211)	(145)	(204)
	$ 4,616	$ 4,097	$ 4,845

A reconciliation of segment profit to consolidated income from continuing operations before taxes are as follows:

	Years Ended December 31,		
	2010	2009	2008
Segment Profit	$4,616	$4,097	$ 4,845
Other income/(expense)(1)	66	29	685
Interest and other financial charges	(386)	(459)	(456)
Stock compensation expense(2)	(164)	(118)	(128)
Pension expense- ongoing(2)(3)	(189)	(296)	91
Pension mark to market adjustment(2)(3)	(471)	(741)	(3,290)
Other postretirement income/(expense)(2)	(29)	15	(135)
Repositioning and other charges(2)	(600)	(478)	(1,012)
Income before taxes(3)	$2,843	$2,049	$ 600

(1) Equity income/(loss) of affiliated companies is included in Segment Profit.

(2) Amounts included in cost of products and services sold and selling, general and administrative expenses.

(3) As revised for the change in our method of recognizing pension expense. See Note 1 of Notes to Financial Statements for a discussion of the change and the impacts of the change for the years ended December 31, 2009 and 2008.

	2010	2009	2008	% Change 2010 Versus 2009	% Change 2009 Versus 2008
Aerospace Sales					
Commercial:					
Air transport and regional					
Original equipment	$ 1,362	$ 1,396	$ 1,766	(2)%	(21)%
Aftermarket	2,437	2,419	2,866	1%	(16)%
Business and general aviation					
Original equipment	513	709	1,459	(28)%	(51)%
Aftermarket	976	902	1,227	8%	(26)%
Defense and Space Sales	5,395	5,337	5,332	1%	0%
Total Aerospace Sales	10,683	10,763	12,650		
Automation and Control Solutions Sales					
Products	8,467	7,627	8,562	11%	(11)%
Solutions	5,282	4,984	5,456	6%	(9)%
Total Automation and Control Solutions Sales	13,749	12,611	14,018		
Specialty Materials Sales					
UOP	1,556	1,574	1,953	(1)%	(19)%
Advanced Materials	3,170	2,570	3,313	23%	(22)%
Total Specialty Materials Sales	4,726	4,144	5,266		
Transportation Systems Sales					
Turbo Technologies	3,192	2,432	3,582	31%	(32)%
Consumer Products Group	1,020	957	1,040	7%	(8)%
Total Transportation Systems Sales	4,212	3,389	4,622		
Corporate	—	1	—		
Net Sales	$33,370	$30,908	$36,556		

Aerospace

Overview

Aerospace is a leading global supplier of aircraft engines, avionics, and related products and services for aircraft manufacturers, airlines, aircraft operators, military services, and defense and space contractors. Our Aerospace products and services include auxiliary power units, propulsion engines, environmental control systems, electric power systems, engine controls, flight safety, communications, navigation, radar and surveillance systems, aircraft lighting, management and technical services, logistics services, advanced systems and instruments, aircraft wheels and brakes and repair and overhaul services. Aerospace sells its products to original equipment (OE) manufacturers in the air transport, regional, business and general aviation aircraft segments, and provides spare parts and repair and maintenance services for the aftermarket (principally to aircraft operators). The United States Government is also a major customer for our defense and space products.

Economic and Other Factors

Aerospace operating results are principally driven by:

- New aircraft production rates and delivery schedules set by commercial air transport, regional jet, business and general aviation OE manufacturers, as well as airline profitability, platform mix and retirement of aircraft from service;
- Global demand for commercial air travel as reflected in global flying hours and utilization rates for corporate and general aviation aircraft, as well as the demand for spare parts and maintenance and repair services for aircraft currently in use;
- Level and mix of U.S. Government appropriations for defense and space programs and military activity; and
- Availability and price volatility of raw materials such as titanium and other metals.

Aerospace

	2010	2009	Change	2008	Change
Net sales	$10,683	$10,763	(1)%	$12,650	(15)%
Cost of products and services sold	8,099	8,099		9,426	
Selling, general and administrative expenses	553	570		721	
Other	196	201		203	
Segment profit	$ 1,835	$ 1,893	(3)%	$ 2,300	(18)%

	2010 vs. 2009		2009 vs. 2008	
Factors Contributing to Year-Over-Year Change	Sales	Segment Profit	Sales	Segment Profit
Organic growth/Operational segment profit	0%	0%	(13)%	(18)%
Acquisitions and divestitures, net	0%	0%	(2)%	(2)%
Other	(1)%	(3)%	—	2%
Total % Change	(1)%	(3)%	(15)%	(18)%

Aerospace sales by major customer end-markets were as follows:

	% of Aerospace Sales			% Change in Sales	
Customer End-Markets	2010	2009	2008	2010 Versus 2009	2009 Versus 2008
Commercial:					
Air transport and regional					
Original equipment	13%	13%	14%	(2)%	(21)%
Aftermarket	23%	22%	23%	1%	(16)%
Business and general aviation					
Original equipment	5%	7%	11%	(27)%	(51)%
Aftermarket	9%	8%	10%	8%	(27)%
Defense and Space	50%	50%	42%	1%	0%
Total	100%	100%	100%	(1)%	(15)%

2010 compared with 2009

Aerospace sales decreased by 1 percent in 2010 compared with 2009 primarily due to a 1 percent reduction of revenue related to amounts recognized for payments to business and general aviation original equipment manufacturers (OEM Payments) to partially offset their pre-production costs associated with new aircraft platforms.

Details regarding the changes in sales by customer end-markets are as follows:

- Air transport and regional original equipment (OE) sales decreased by 2 percent in 2010 primarily due to lower sales to our air transport OE customers.
- Air transport and regional aftermarket sales increased by 1 percent for 2010 primarily due to increased sales of spare parts driven by the impact of increased flying hours of approximately 6 percent in 2010.
- Business and general aviation OE sales decreased by 27 percent in 2010 due to decreases in new business jet deliveries reflecting rescheduling and cancellations of deliveries by OE customers in the first six months and the impact of the OEM Payments discussed above.
- Business and general aviation aftermarket sales increased by 8 percent in 2010 primarily due to increased sales of spare parts due to higher engine utilization, partially offset by lower revenue associated with licensing and maintenance service agreements.
- Defense and space sales increased by 1 percent in 2010 primarily due to higher sales of logistics services partially offset by program wind-downs and completions and lower sales related to commercial helicopters. Changes in defense and space budgets and program delays are anticipated to impact the amount and timing of sales in this end-market in 2011.

Aerospace segment profit decreased by 3 percent in 2010 compared with 2009 primarily due to a negative 3 percent impact from the OEM payments, discussed above. Operational segment profit was flat in 2010 with the approximate positive 4 percent impact from price and productivity, net of inflation (including the absence of prior period labor cost actions offset by the benefits from prior repositioning actions) offset by an approximate negative 4 percent impact from lower sales volume. Cost of goods sold totaled $8.1 billion in 2010, unchanged from 2009.

2009 compared with 2008

Aerospace sales decreased by 15 percent in 2009. Details regarding the decrease in sales by customer end-markets are as follows:

- Air transport and regional original equipment (OE) sales decreased by 21 percent in 2009. The decrease is driven by lower sales to our OE customers, consistent with production rates and platform mix, and the impact of divesting our Consumables Solutions business, partially offset by a 12 percent increase in the fourth quarter of 2009 mainly due to the absence of a strike at a major OEM in the fourth quarter of 2008.
- Air transport and regional aftermarket sales decreased by 16 percent in 2009 primarily due to decreased sales of spare parts and lower maintenance activity driven by the impact of higher parked aircraft part utilization, customer inventory reductions initiatives and decreased flying hours of approximately 2 percent, including a 1 percent increase in the fourth quarter.
- Business and general aviation OE sales decreased by 51 percent in 2009 due to the decreases in new business jet deliveries reflecting rescheduling and cancellations of deliveries by OE customers.
- Business and general aviation aftermarket sales decreased by 27 percent in 2009. The decrease was primarily due to decreased sales of spare parts and lower revenue associated with maintenance service agreements, consistent with the decrease in business jet utilization. We started to see an increase in business jet utilization rates in the fourth quarter of 2009.
- Defense and space sales were essentially unchanged in 2009, primarily due to higher sales of logistics services and original equipment for military platforms in the first nine months of 2009 offset by program completions.

Aerospace segment profit decreased by 18 percent in 2009 compared to 2008 due primarily to lower sales as a result of the factors discussed above and inflation, partially offset by volume related material cost reductions and reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation), the positive impact of cost savings initiatives and increased prices.

2011 Areas of Focus

Aerospace's primary areas of focus for 2011 include:

- Aligning inventory, production and research and development with improving customer demand and production schedules;
- Expanding sales and operations in international locations;
- Global pursuit of new defense and space programs;
- Focus on cost structure initiatives to maintain profitability in face of evolving defense and space budgets and program specific appropriations;
- Continuing to design equipment that enhances the safety, performance and durability of aerospace and defense equipment, while reducing weight and operating costs;
- Delivering world-class customer service and achieving cycle and lead time reduction to improve responsiveness to customer demand; and
- Continued deployment of our common enterprise resource planning (ERP) system.

Automation and Control Solutions (ACS)

Overview

ACS provides innovative products and solutions that make homes, buildings, industrial sites and infrastructure more efficient, safe and comfortable. Our ACS products and services include controls for heating, cooling, indoor air quality, ventilation, humidification, lighting and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature and electrical current; security, fire and gas detection; personal protection equipment; access control; video surveillance; remote patient monitoring systems; products for automatic identification and data collection, installation, maintenance and upgrades of systems that keep buildings safe, comfortable and productive; and automation and control solutions for industrial plants, including advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings as well as equipment that controls, measures and analyzes natural gas production and transportation.

Economic and Other Factors

ACS's operating results are principally driven by:

- Global commercial construction (including retrofits and upgrades);
- Demand for residential security and environmental control retrofits and upgrades;
- Demand for energy efficient products and solutions;
- Industrial production;
- Government and public sector spending;
- Economic conditions and growth rates in developed (U.S. and Europe) and emerging markets;
- The strength of global capital and operating spending on process (including petrochemical and refining) and building automation;
- Inventory levels in distribution channels; and
- Changes to energy, fire, security, health care, safety and environmental concerns and regulations.

Automation and Control Solutions

	2010	2009	Change	2008	Change
Net sales	$13,749	$12,611	9%	$14,018	(10)%
Cost of products and services sold	9,312	8,561		9,594	
Selling, general and administrative expenses	2,480	2,256		2,709	
Other	187	206		93	
Segment profit	$ 1,770	$ 1,588	11%	$ 1,622	(2)%

	2010 vs. 2009		2009 vs. 2008	
Factors Contributing to Year-Over-Year Change	Sales	Segment Profit	Sales	Segment Profit
Organic growth/Operational segment profit	6%	9%	(9)%	0%
Foreign exchange	0%	0%	(4)%	(2)%
Acquisitions and divestitures, net	3%	2%	3%	2%
Other	0%	0%	0%	(2)%
Total % Change	9%	11%	(10)%	(2)%

2010 compared with 2009

Automation and Control Solutions ("ACS") sales increased by 9 percent in 2010 compared with 2009, primarily due to a 6 percent increase in organic revenue driven by increased sales volume and 3 percent growth from acquisitions.

- Sales in our Products businesses increased by 11 percent in 2010 primarily reflecting higher sales volumes in our businesses tied to industrial production (environmental and combustion controls, sensing and control, gas detection, personal protective equipment and scanning and mobility products), new product introductions and acquisitions, primarily Sperian.
- Sales in our Solutions businesses increased by 6 percent in 2010 primarily due to the positive impact of increased volume, acquisitions, net of divestitures (primarily the RMG Group), net of divestitures, higher prices and growth in energy efficiency projects and industrial field solutions driven by orders growth and conversion to sales from order backlog. Orders and backlog increased in 2010 compared to 2009 primarily driven by energy efficiency projects, refining and natural gas infrastructure projects and growth in emerging regions.

ACS segment profit increased by 11 percent in 2010 compared with 2009 due to a 9 percent increase in operational segment profit and 2 percent increase from acquisitions. The increase in operational segment profit is comprised of an approximate 18 percent positive impact from higher sales volume, partially offset by an approximate 9 percent negative impact from inflation, net of price and productivity (including the absence of prior period labor cost actions, partially offset by the benefits of prior repositioning). Cost of goods sold totaled $9.3 billion in 2010, an increase of approximately $750 million which is primarily as a result of the factors discussed above.

2009 compared with 2008

ACS sales decreased by 10 percent in 2009 compared with 2008, primarily due to decreased sales volume (reflecting slower global economic growth) and an unfavorable impact of foreign exchange of 4 percent, partially offset by a 3 percent growth from acquisitions.

- Sales in our Products businesses decreased by 11 percent, including (i) lower volumes of sales in each of our businesses (excluding the impact of acquisitions) and (ii) the unfavorable impact of foreign exchange. Softness in residential and industrial end-markets was partially offset by the positive impact of acquisitions, most significantly Norcross Safety Products.
- Sales in our Solutions businesses decreased by 9 percent primarily due to the unfavorable impact of foreign exchange and volume decreases largely due to softening demand as a result of customer deferral of capital and operating expenditures. Orders decreased while backlog

increased in 2009. Decreased orders are primarily due to the unfavorable impact of foreign exchange, softening demand (as noted above) and order timing and delays. Higher backlog is primarily due to longer duration projects. The impact of these factors was partially offset by the positive impact of acquisitions, most significantly the RMG Group.

ACS segment profit decreased by 2 percent in 2009 compared with 2008 principally due to the negative impact of lower sales as a result of the factors discussed above and inflation, partially offset by lower material costs, reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation) and the positive impact of indirect cost savings initiatives. In the fourth quarter of 2009 these factors more than offset the impact of lower sales described above resulting in a 5 percent increase in segment profit.

2011 Areas of Focus

ACS's primary areas of focus for 2011 include:

- Products and solutions for energy efficiency and asset management;
- Extending technology leadership: lowest total installed cost and integrated product solutions;
- Defending and extending our installed base through customer productivity and globalization;
- Sustaining strong brand recognition through our brand and channel management;
- Continued centralization and standardization of global software development capabilities;
- Continuing to identify, execute and integrate acquisitions in or adjacent to the markets which we serve;
- Continuing to establish and grow emerging markets presence and capability;
- Continuing to invest in new product development and introductions; and
- Continued deployment of our common ERP system.

Specialty Materials

Overview

Specialty Materials develops and manufactures high-purity, high-quality and high-performance chemicals and materials for applications in the refining, petrochemical, automotive, healthcare, agricultural, packaging, refrigeration, appliance, housing, semiconductor, wax and adhesives segments. Specialty Materials also provides process technology, products and services for the petroleum refining, gas processing, petrochemical, renewable energy and other industries. Specialty Materials' product portfolio includes fluorocarbons, hydrofluoroolefins, caprolactam, resins, ammonium sulfate for fertilizer, specialty films, waxes, additives, advanced fibers, customized research chemicals and intermediates, electronic materials and chemicals, catalysts, and adsorbents.

Economic and Other Factors

Specialty Materials operating results are principally driven by:

- Level and timing of capital spending and capacity and utilization rates in refining and petrochemical end markets;
- Degree of pricing volatility in raw materials such as benzene (the key component in phenol), fluorspar, natural gas, ethylene and sulfur;
- Impact of environmental and energy efficiency regulations;
- Extent of change in order rates from global semiconductor customers;
- Global demand for non-ozone depleting Hydro fluorocarbons (HFC's);
- Condition of the U.S. residential housing and non residential industries and automotive demand;
- Global demand for commodities such as caprolactam and ammonium sulfate; and

• Increasing demand for renewable energy and biofuels.

Specialty Materials

	2010	2009	Change	2008	Change
Net sales	$4,726	$4,144	14%	$5,266	(21)%
Cost of products and services sold	3,554	3,127		4,121	
Selling, general and administrative expenses	345	345		395	
Other	78	67		29	
Segment profit	$ 749	$ 605	24%	$ 721	(16)%

	2010 vs. 2009		2009 vs. 2008	
Factors Contributing to Year-Over-Year Change	Sales	Segment Profit	Sales	Segment Profit
Organic growth/Operational segment profit	14%	25%	(20)%	(14)%
Foreign exchange	0%	(1)%	(1)%	(2)%
Total % Change	14%	24%	(21)%	(16)%

2010 compared with 2009

Specialty Materials sales increased by 14 percent in 2010 compared with 2009 predominantly due to organic growth.

- Advanced Materials sales increased by 23 percent in 2010 compared to 2009 primarily driven by (i) a 29 percent increase in Resins and Chemicals sales primarily due to higher prices driven by strong Asia demand, formula pricing arrangements and agricultural demand, (ii) a 21 percent increase in Specialty Products sales most significantly due to higher sales volume to our semiconductor, specialty additives, advanced fiber industrial applications and specialty chemicals customers, (iii) a 19 percent increase in our Fluorine Products business due to higher sales volume from increased demand for our refrigerants, insulating materials and industrial processing aids.
- UOP sales decreased by 1 percent in 2010 compared to 2009 primarily driven by lower new unit catalyst sales and timing of projects activity in the refining and petrochemical industries, partially offset by increased gas processing equipment sales.

Specialty Materials segment profit increased by 24 percent in 2010 compared with 2009 due to a 25 percent increase in operational segment profit. The increase in operational segment profit is primarily due to a 24 percent positive impact from higher sales volumes. The positive impact from price and productivity was offset by the negative impact from inflation (including the absence of prior period labor cost actions). Cost of goods sold totaled $3.6 billion in 2010, an increase of approximately $400 million which is primarily as a result of the factors discussed above.

2009 compared with 2008

Specialty Materials sales decreased by 21 percent in 2009 compared with 2008 primarily driven by (i) a 32 percent decrease in Resins and Chemicals sales due to substantial price declines arising from pass through of lower raw materials costs, partially offset by increased volume (most notably in the fourth quarter), (ii) a 19 percent decrease in UOP sales due to customer deferrals of projects as a result of reduced demand for additional capacity in the refining and petrochemical industries as well as lower catalyst sales, (iii) a 22 percent decrease in Specialty Products sales most significantly due to continued demand softness across key customer end-markets, and (iv) an 11 percent decrease in Fluorine Products sales due to lower volume sales of refrigerants and insulating materials principally driven by customer inventory reduction initiatives and soft construction and original equipment manufacturing end markets, partially offset by price increases.

Specialty Materials segment profit decreased by 16 percent in 2009 compared with 2008. This decrease is principally due to lower sales as a result of the factors discussed above, partially offset by lower material costs, reduced labor costs (reflecting reduced census, work schedule reductions and lower incentive compensation), the positive impact of indirect cost savings initiatives and increased prices. In the fourth quarter of 2009 these factors more than offset the impact of lower sales described above resulting in a 56 percent increase in segment profit.

2011 Areas of Focus

Specialty Materials primary areas of focus for 2011 include:

- Continuing to develop new processes, products and technologies that address energy efficiency, the environment and security, as well as position the portfolio for higher value;
- Commercializing new products and technologies in the petrochemical, gas processing and refining industries and renewable energy sector;
- Driving sales and marketing excellence and expand local presence in fast growing emerging markets;
- Execution of awarded government projects;
- Managing exposure to raw material commodity fluctuations; and
- Investing to increase plant reliability and operational effectiveness, productivity, quality and operational excellence.

Transportation Systems

Overview

Transportation Systems provides automotive products that improve the performance, efficiency, and appearance of cars, trucks, and other vehicles through state-of-the-art technologies, world class brands and global solutions to customers' needs. Transportation Systems' products include turbochargers and charge-air and thermal systems; car care products including anti-freeze (Prestone(R)), filters (Fram(R)), spark plugs (Autolite(R)), and cleaners, waxes and additives (Holts(R)); and brake hard parts and other friction materials (Bendix(R) and Jurid(R)). Transportation Systems sells its products to original equipment ("OE") automotive and truck manufacturers (e.g., BMW, Caterpillar, Daimler, Renault, Ford, and Volkswagen), wholesalers and distributors and through the retail aftermarket.

Economic and Other Factors

Transportation Systems operating results are principally driven by:

- Financial strength and stability of automotive OE manufacturers;
- Global demand for automobile and truck production;
- Turbo penetration rates for new engine platforms;
- Global consumer preferences for boosted diesel passenger cars;
- Degree of volatility in raw material prices, including nickel and steel;
- New automobile production rates and the impact of customer inventory levels on demand for our products;
- Regulations mandating lower emissions and improved fuel economy;
- Consumers' ability to obtain financing for new vehicle purchases; and
- Automotive aftermarket trends such as consumer confidence, miles driven, and consumer preference for branded vs. private label aftermarket and car care products.

Transportation system

	2010	2009	Change	2008	Change
Net sales	$4,212	$3,389	24%	$4,622	(27)%
Cost of products and services sold	3,433	2,928		3,847	
Selling, general and administrative expenses	246	252		323	
Other	60	53		46	
Segment profit	$ 473	$ 156	203%	$ 406	(62)%

Factors Contributing to Year-Over-Year Change	2010 vs. 2009		2009 vs. 2008	
	Sales	Segment Profit	Sales	Segment Profit
Organic growth/Operational segment profit	25%	206%	(24)%	(58)%
Foreign exchange	(1)%	(3)%	(3)%	(4)%
Total % Change	24%	203%	(27)%	(62)%

2010 compared with 2009

Transportation Systems sales increased by 24 percent in 2010 compared with the 2009 primarily due to a 25 percent increase in organic revenue driven by increased sales volume, partially offset by an unfavorable impact of foreign exchange of 1 percent.

- Turbo Technologies sales increased 31 percent primarily due to increased turbocharger sales to both light vehicle and commercial vehicle engine manufacturers partially offset by the negative impacts of foreign exchange. We expect increased volume to continue in 2011 as we benefit from new platform launches and continued strong diesel penetration rates in Western Europe.
- Consumer Products Group ("CPG") sales increased 7 percent, primarily due to higher prices (primarily pass through of ethylene glycol cost increases) and higher volume of antifreeze products in the fourth quarter.

Transportation Systems segment profit increased by $317 million in 2010 compared with 2009 predominantly due to the positive impact from increased sales volume. Cost of goods sold totaled $3.4 billion in 2010, an increase of approximately $500 million which is also primarily a result of increased sales volume.

2009 compared with 2008

Transportation Systems sales decreased by 27 percent in 2009 compared with the 2008, primarily due to lower volumes (driven by the ongoing challenging global automotive industry conditions) and the negative impact of foreign exchange in the first nine months of 2009.

- Turbo Technologies sales, including Friction Materials, decreased by 32 percent primarily due to lower sales volumes to both our commercial and light vehicle engine manufacturing customers and the negative impact of foreign exchange. Diesel penetration rates in Western Europe declined in the first nine months of 2009 and there was a shift in consumer preference towards lower displacement engines. Full year 2009 sales decline was partially offset by a 19 percent sales increase during the fourth quarter primarily due to the positive impact of foreign exchange and higher sales volumes to our light vehicle engine manufacturing customers.
- CPG sales decreased by 8 percent primarily due to lower prices (primarily pass through of ethylene glycol cost decreases), lower volumes, and the negative impact of foreign exchange.

Transportation Systems segment profit decreased by $250 million in 2009 compared with 2008 due principally to lower sales volume as a result of the factors discussed above partially offset by lower material costs, reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation) and the positive impact of indirect cost savings initiatives. In the fourth quarter of 2009 these factors and increased Turbo Technologies volumes resulted in a $66 million increase in Transportation Systems' segment profit.

2011 Areas of Focus

Transportation Systems primary areas of focus in 2011 include:

- Sustaining superior turbocharger technology through successful platform launches;
- Maintaining the high quality of current products while executing new product introductions;
- Increasing global penetration and share of diesel and gasoline turbocharger OEM demand;
- Increasing plant productivity to address capacity challenges generated by volatility in product demand and OEM inventory levels;
- Aligning cost structure with current economic outlook, and successful execution of repositioning actions; and
- Aligning development efforts and costs with new turbo platform launch schedules.

Repositioning and Other Charges

See Note 3 to the financial statements for a discussion of repositioning and other charges incurred in 2010, 2009, and 2008. Our repositioning actions are expected to generate incremental pretax savings of approximately $200 million in 2011 compared with 2010 principally from planned workforce reductions. Cash expenditures for severance and other exit costs necessary to execute our repositioning actions were $151, $200, and $157 million in 2010, 2009, and 2008, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other costs necessary to execute the remaining actions will approximate a total of $150 million in 2011 and will be funded through operating cash flows.

The following tables provide details of the pretax impact of total net repositioning and other charges by segment.

	Years Ended December 31,		
	2010	2009	2008
Aerospace			
Net repositioning charge	$32	$31	$84

	Years Ended December 31,		
	2010	2009	2008
Automation and Control Solutions			
Net repositioning charge	$79	$70	$164

	Years Ended December 31,		
	2010	2009	2008
Specialty Materials			
Net repositioning charge	$18	$ 9	$37
Probable and reasonably estimable environmental liabilities	—	—	5
	$18	$ 9	$42

	Years Ended December 31,		
	2010	2009	2008
Transportation Systems			
Net repositioning charge	$ 22	$ 61	$103
Asbestos related litigation charges, net of insurance	158	112	125
Probable and reasonably estimable environmental liabilities	—	—	4
Other	—	—	1
	$180	$173	$233

	Years Ended December 31,		
	2010	2009	2008
Corporate			
Net repositioning charge	$ —	$ —	$ 36
Asbestos related litigation charges, net of insurance	17	43	—
Probable and reasonably estimable environmental liabilities	212	145	456
Other	62	7	(3)
	$291	$195	$489

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to manage its businesses to maximize operating cash flows as the primary source of liquidity. In addition to our available cash and operating cash flows, additional sources of liquidity include committed credit lines, short-term debt from the commercial paper market, long-term borrowings, and access to the public debt and equity markets, as well as the ability to sell trade accounts receivables. We continue to balance our cash and financing uses through investment in our existing core businesses, acquisition activity, share repurchases and dividends.

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows for the years ended 2010, 2009 and 2008, are summarized as follows:

	2010	2009	2008
Cash provided by (used for):			
Operating activities	$ 4,203	$ 3,946	$ 3,791
Investing activities	(2,269)	(1,133)	(2,023)
Financing activities	(2,047)	(2,152)	(1,370)
Effect of exchange rate changes on cash	(38)	75	(162)
Net (decrease)/increase in cash and cash equivalents	$ (151)	$ 736	$ 236

2010 compared with 2009

Cash provided by operating activities increased by $257 million during 2010 compared with 2009 primarily due to i) increased accrued expenses of $690 million (due to increased customer advances and incentive compensation accruals), ii) a $550 million impact from increased deferred taxes (excluding the impact of cash taxes), iii) increased net income of $474 million, iv) lower cash tax payments of approximately $300 million and v) a $219 million decrease in payments for repositioning and other charges, partially offset by a i) $1,059 unfavorable impact from working capital driven by higher receivables and increased purchases of raw materials and component inventory to support higher demand, partially offset by a corresponding increase to accounts payable, ii) increased pension and other postretirement payments of $598 million and iii) the absence of $155 million sale of long-term receivables in 2009.

Cash used for investing activities increased by $1,136 million during 2010 compared with 2009 primarily due to an increase in cash paid for acquisitions of $835 million (most significantly Sperian Protection, discussed below), and a net $341 million increase in investments in short-term marketable securities.

Cash used for financing activities decreased by $105 million during 2010 compared to the 2009 primarily due to a decrease in the net repayment of debt (including commercial paper) of $287 million and an increase in the proceeds from the issuance of common stock, primarily related to stock option exercises of $158 million, partially offset by the repayment of $326 million of debt assumed in the acquisition of Sperian Protection (see below).

2009 compared with 2008

Cash provided by operating activities increased by $155 million during 2009 compared with 2008 primarily due to i) a favorable impact from working capital of $577 million (primarily due to a decrease in inventory of $479 million driven by reduced purchases of raw material and component inventory, lower production of finished goods in line with decreased sales volumes and inventory reduction initiatives across each of our segments), ii) lower cash tax payments of $449 million, iii) $155 million from the sale of long term receivables, iv) increased net income of $742 million and v) a $718 million impact from increased deferred income taxes (excluding the impact of cash tax payments noted above), partially offset by i) decreased pension expense of $2,312 million, ii) receipts from the sale of insurance receivables of $82 million in 2008, iii) a $56 million decreased impact from other current assets (most significantly lower receipts from insurance receivables) and iv) higher repositioning payments of $43 million.

Cash used for investing activities decreased by $890 million during 2009 compared with 2008 primarily due to a $1,713 million decrease in cash paid for acquisitions (most significantly the acquisition of Norcross and Metrolgic in 2008) and a $275 million decrease in expenditures for property, plant, and equipment, partially offset by a $908 million decrease in proceeds from sales of businesses (most significantly the divestiture of Consumables Solutions in 2008).

Cash used for financing activities increased by $782 million during 2009 compared with 2008 primarily due to a net repayment of debt (including commercial paper) in 2009 of $1,272 million compared to net proceeds (including commercial paper) of $733 million in 2008 partially offset by a decrease in repurchases of common stock of $1,459 million.

Liquidity

Each of our businesses is focused on implementing strategies to improve working capital turnover in 2011 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on growth, cost reduction and productivity initiatives, we believe that our cash balances and operating cash flows will remain our principal source of liquidity. In addition to our available cash and operating cash flows, additional sources of liquidity include committed credit lines, short term debt from the commercial paper markets, long-term borrowings, and access to the public debt and equity markets, as well as our ability to sell trade accounts receivables.

A source of liquidity is our ability to issue short-term debt in the commercial paper market. Commercial paper notes are sold at a discount and have a maturity of not more than 365 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes as well as for financing potential acquisitions. There was $299 million of commercial paper outstanding at December 31, 2010.

Our ability to access the commercial paper market, and the related cost of these borrowings, is affected by the strength of our credit rating and market conditions. Our credit ratings are periodically reviewed by the major independent debt-rating agencies. As of December 31, 2010, Standard and Poor's (S&P), Fitch, and Moody's have ratings on our long-term debt of A, A and A2 respectively, and short-term debt of A-1, F1 and P1 respectively. S&P, Fitch and Moody's have Honeywell's rating outlook as "stable". To date, the company has not experienced any limitations in our ability to access these sources of liquidity. We maintain a $2.8 billion committed bank revolving credit facility for general corporate purposes, including support for the issuance of commercial paper, which expires in mid-May 2012. At December 31, 2010, there were no borrowings or letters of credit issued under the credit facility. The credit facility does not restrict Honeywell's ability to pay dividends, nor does it contain financial covenants. We expect to refinance the credit facility in 2011.

In the first quarter of 2010, the Company repaid $1,000 million of its 7.50% notes. The repayment was funded with cash provided by operating activities.

In October 2010, we completed the acquisition of the issued and outstanding shares of Sperian Protection (Sperian), a French company that operates globally in the personal protection equipment design and manufacturing industry. The aggregate value, net of cash acquired, was approximately $1,475 million, including the assumption of approximately $326 million of outstanding debt.

We also have a current shelf registration statement filed with the Securities and Exchange Commission under which we may issue additional debt securities, common stock and preferred stock that may be offered in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. As of December 31, 2010 and 2009, none of the receivables in the designated pools had been sold to third parties. When we sell receivables, they are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The terms of the trade accounts receivable program permit the repurchase of receivables from the third parties at our discretion, providing us with an additional source of revolving credit. As a result, program receivables remain on the Company's balance sheet with a corresponding amount recorded as either Short-term borrowings or Long-term debt.

We monitor the third-party depository institutions that hold our cash and cash equivalents on a daily basis. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

Global economic conditions or a tightening of credit markets could adversely affect our customers' or suppliers' ability to obtain financing, particularly in our long-cycle businesses and airline and automotive end markets. Customer or supplier bankruptcies, delays in their ability to obtain financing, or the unavailability of financing could adversely affect our cash flow or results of operations. To date we have not experienced material impacts from customer or supplier bankruptcy or liquidity issues. We continue to monitor and take measures to limit our exposure.

In addition to our normal operating cash requirements, our principal future cash requirements will be to fund capital expenditures, debt repayments, dividends, employee benefit obligations, environmental remediation costs, asbestos claims, severance and exit costs related to repositioning actions, share repurchases and any strategic acquisitions.

Specifically, we expect our primary cash requirements in 2011 to be as follows:

- Capital expenditures—we expect to spend approximately $800 million for capital expenditures in 2011 primarily for cost reduction, maintenance, replacement, growth, and production and capacity expansion.
- Debt repayments—there are $523 million of scheduled long-term debt maturities in 2011.
- Share repurchases—The Board of Directors has authorized the repurchase of up to a total of $3 billion of Honeywell common stock, which amount includes $1.3 billion that remained available under the Company's previously reported share repurchase program. Honeywell presently expects to repurchase outstanding shares from time to time during 2011 to offset the dilutive impact of employee stock based compensation plans, including future option exercises, restricted unit vesting and matching contributions under our savings plans. The amount and timing of future repurchases may vary depending on market conditions and the level of operating, financing and other investing activities.
- Dividends—we expect to pay approximately $1,050 million in dividends on our common stock in 2011, reflecting a 1 percent increase in the number of shares outstanding and a 10 percent increase in the 2011 dividend rate.
- Asbestos claims—we expect our cash spending for asbestos claims and our cash receipts for related insurance recoveries to be approximately $162 and $50 million, respectively, in 2011. See Asbestos Matters in Note 21 to the financial statements for further discussion.
- Pension contributions—In 2011, we are not required to make any contributions to our U.S. pension plans to satisfy minimum statutory funding requirements. However, in January 2011 we made a voluntary cash contribution of $1 billion to our U.S. plans to improve the funded status of the plans. During 2010, we made voluntary contributions of $600 million in cash and $400 million of Honeywell common stock to our U.S. pension plans, as well as $242 million of marketable securities to our non-U.S. pension plans, to improve the funded status of our plans. See Note 22 to the financial statements for further discussion of pension contributions. In addition, the Company is evaluating additional voluntary contributions in 2011 and currently expects to contribute a portion of the proceeds from the sale of its Consumer Products Group business (discussed below) to our U.S. Pension plans. The timing and amount of contributions may be impacted by a number of factors, including the rate of return on plan assets and discount rates.

- Repositioning actions—we expect that cash spending for severance and other exit costs necessary to execute the previously announced repositioning actions will approximate $150 million in 2011.
- Environmental remediation costs—we expect to spend approximately $325 million in 2011 for remedial response and voluntary clean-up costs. See Environmental Matters in Note 21 to the financial statements for additional information.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify businesses that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These businesses are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2008 we realized $909 million in cash proceeds from sales of non-strategic businesses.

In January 2011, the Company entered into a definitive agreement to sell its Consumer Products Group business (CPG) to Rank Group Limited for approximately $950 million. The sale, which is subject to customary closing conditions, including the receipt of regulatory approvals, is expected to close in the third quarter of 2011. We currently estimate that the transaction will result in a pre-tax gain of approximately $350 million, approximately $200 million net of tax. The sale of CPG, within the Transportation Systems segment, is consistent with the Company's strategic focus on its portfolio of differentiated global technologies.

In July 2008, the Company completed the sale of its Consumables Solutions business to B/E Aerospace ("B/E") for $1.05 billion, consisting of approximately $901 million in cash and six million shares of B/E common stock. As discussed in Note 3 to the financial statements, this transaction resulted in a pre-tax gain of $623 million, $417 million net of tax. These proceeds, along with our other sources and uses of liquidity, as discussed above, were utilized to invest in our existing core businesses and fund acquisition activity, share repurchases and dividends.

Based on past performance and current expectations, we believe that our operating cash flows will be sufficient to meet our future operating cash needs. Our available cash, committed credit lines, access to the public debt and equity markets as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations, debt maturities, and future investment opportunities. Based on our current financial position and expected economic performance.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2010:

		Payments by Period			
	Total(6)	2011	2012-2013	2014-2015	Thereafter
Long-term debt, including capitalized leases(1)	$ 6,278	$ 523	$1,022	$ 608	$4,125
Interest payments on long-term debt, including capitalized leases	2,844	259	421	360	1,804
Minimum operating lease payments	1,353	318	437	266	332
Purchase obligations(2)	1,856	978	533	190	155
Estimated environmental liability payments(3)	753	325	300	100	28
Asbestos related liability payments(4)	1,719	162	916	329	312
Asbestos insurance recoveries(5)	(875)	(50)	(133)	(176)	(516)
	$13,928	$2,515	$3,496	$1,677	$6,240

(1) Assumes all long-term debt is outstanding until scheduled maturity.

(2) Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

(3) The payment amounts in the table only reflect the environmental liabilities which are probable and reasonably estimable as of December 31, 2010. See Environmental Matters in Note 21 to the financial statements for additional information.

(4) These amounts are estimates of asbestos related cash payments for NARCO and Bendix based on our asbestos related liabilities which are probable and reasonably estimable as of December 31, 2010. NARCO estimated payments are based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Projecting the timing of NARCO payments is dependent on, among other things, the effective date of the Trust which could cause the timing of payments to be earlier or later than that projected. Bendix payments are based on our estimate of pending and future claims. Projecting future events is subject to many uncertainties that could cause asbestos liabilities to be higher or lower than those projected and recorded. See Asbestos Matters in Note 21 to the financial statements for additional information.

(5) These amounts represent our insurance recoveries that are deemed probable for asbestos related liabilities as of December 31, 2010. The timing of insurance recoveries are impacted by the terms of insurance settlement agreements, as well as the documentation, review and collection process required to collect on insurance claims. Where probable insurance recoveries are not subject to definitive settlement agreements with specified payment dates, but instead are covered by insurance policies, we have assumed collection will occur beyond 2015. Projecting the timing of insurance recoveries is subject to many uncertainties that could cause the amounts collected to be higher or lower than those projected and recorded or could cause the timing of collections to be earlier or later than that projected. We reevaluate our projections concerning insurance recoveries in light of any changes or developments that would impact recoveries or the timing thereof. See Asbestos Matters in Note 21 to the financial statements for additional information.

(6) The table excludes $757 million of uncertain tax positions. See Note 6 to the financial statements.

The table also excludes our pension and other postretirement benefits (OPEB) obligations. In January 2011, we made a voluntary cash contribution of $1 billion to our U.S. plans to improve the funded status of our plans. In addition, the company is evaluating additional voluntary contributions in 2011. We also expect to make contributions to our non-U.S. plans of approximately $55 million in 2011. Beyond 2011, the actual amounts required to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory actions related to pension funding obligations. Payments due under our OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under our plans. We expect our OPEB payments to approximate $188 million in 2011 net of the benefit of approximately $13 million from the Medicare prescription subsidy. See Note 22 to the financial statements for further discussion of our pension and OPEB plans.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees—We have issued or are a party to the following direct and indirect guarantees at December 31, 2010:

	Maximum Potential Future Payments
Operating lease residual values	$43
Other third parties' financing	5
Unconsolidated affiliates' financing	11
Customer financing	17
	$76

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly, with other potentially responsible parties, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy (see Note 1 to the financial statements) to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, execution timeframe of projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup payments were $266, $318 and $320 million in 2010, 2009 and 2008, respectively, and are currently estimated to be approximately $325 million in 2011. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $225, $151 and $466 million in 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, the recorded liabilities for environmental matters was $753 and $779 million, respectively. In addition, in 2010 and

2009 we incurred operating costs for ongoing businesses of approximately $86 and $73 million, respectively, relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 21 to the financial statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 to the financial statements. We also hold investments in marketable equity securities, which exposes us to market volatility, as discussed in Note 16 to the financial statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk from changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of non-functional currency cash flows. We attempt to hedge transaction exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the U.S. dollar, Euro, British pound, Canadian dollar, Hong Kong dollar, Mexican peso, Swiss franc, Czech koruna, Chinese renminbi, Indian rupee, Singapore dollar and Swedish krona.

Our exposure to market risk from changes in interest rates relates primarily to our net debt and pension obligations. As described in Notes 14 and 16 to the financial statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and expected future cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent weakening of the U.S. dollar versus local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2010 and 2009.

	Face or Notional Amount	Carrying Value(1)	Fair Value(1)	Estimated Increase (Decrease) in Fair Value
December 31, 2010				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)	$6,278	$(6,278)	$(6,835)	$(399)
Interest rate swap agreements	600	22	22	(18)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts(2)	5,733	2	2	102
Commodity Price Sensitive Instruments				
Forward commodity contracts(3)	23	—	—	(4)
December 31, 2009				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)	$7,264	$(7,264)	$(7,677)	$(421)
Interest rate swap agreements	600	(2)	(2)	(23)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts(2)	2,959	8	8	79
Commodity Price Sensitive Instruments				
Forward commodity contracts(3)	52	4	4	(10)

(1) Asset or (liability).

(2) Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

(3) Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors and our Independent Registered Public Accountants. New accounting standards effective in 2010 which had a material impact on our consolidated financial statements are described in the Recent Accounting Pronouncements section in Note 1 to the financial statements.

Contingent Liabilities—We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations or those of previously owned entities, including matters relating to commercial transactions, government contracts, product liability (including asbestos), prior acquisitions and divestitures, employee benefit plans, intellectual property, and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number and cost of pending and future asbestos claims, and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. For a discussion of our contingencies related to environmental, asbestos and other matters, including management's judgment applied in the recognition and measurement of specific liabilities, see Notes 1 and 21 to the financial statements.

Asbestos Related Contingencies and Insurance Recoveries—We are a defendant in personal injury actions related to products containing asbestos (refractory and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrued for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrued for the probable value of future NARCO asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note 21 to the financial statements. In light of the inherent uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating NARCO asbestos claims beyond 2018. Regarding Bendix asbestos related claims, we accrued for the estimated value of pending claims based on expected claim resolution values and historic dismissal rates. We also accrued for the estimated cost of future anticipated claims related to Bendix for the next five years based on our assessment of additional claims that may be brought against us and anticipated resolution values in the tort system. We value Bendix pending and future claims using the average resolution values for the previous five years. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year. For additional information see Note 21 to the financial statements. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on an analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical experience with our insurers, our knowledge of any pertinent solvency issues surrounding insurers, various judicial determinations relevant to our insurance programs and our consideration of the impacts of any settlements with our insurers. At December 31, 2010, we have recorded insurance receivables of $718 million that can be specifically allocated to NARCO related asbestos liabilities. We also have $1.9 billion in coverage remaining for Bendix related asbestos liabilities although there are gaps in our coverage due to insurance company insolvencies, certain uninsured periods and insurance settlements. Our insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Note 21 to the financial statements for a discussion of management's judgments applied in the recognition and measurement of insurance recoveries for asbestos related liabilities.

Defined Benefit Pension Plans—We sponsor both funded and unfunded U.S. and non-U.S. defined benefit pension plans covering the majority of our employees and retirees.

In 2010, we elected to change our method of recognizing pension expense. Previously, for our U.S. defined benefit pension plans we used the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period. Further, net actuarial gains or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation (the corridor) were recognized over a six-year period. Under our new accounting method which we adopted in 2010, we will recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of the corridor annually in the fourth quarter each year (MTM Adjustment). This new accounting method results in faster recognition of net actuarial gains and losses than our previous amortization method. Net actuarial gains and losses occur when the actual experience differs from any of the various assumptions used to value our pension plans or when assumptions change as they may each year. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value pension obligations as of the measurement date each year and the differences between expected and actual returns on plan assets. This accounting method also results in the potential for volatile and difficult to forecast MTM adjustments. MTM adjustments were $471, $741 and $3,290 million in 2010, 2009 and 2008, respectively. The remaining components of pension expense, primarily service and interest costs and assumed return on plan assets, will be recorded on a quarterly basis (On-going Pension Expense). See Note 1 to the financial statements for further details of the change and the impact of our retrospective application of the new policy.

For financial reporting purposes, net periodic pension expense is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected long-term rate of return on plan assets. We determine the expected long-term rate of return on plan assets utilizing historic and expected plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations (see Note 22 to the financial statements for details on the actual various asset classes and targeted asset allocation percentages for our pension plans). The discount rate reflects the market rate on December 31 (measurement date) for high-quality fixed-income investments with maturities corresponding to our benefit obligations and is subject to change each year. Further information on all our major actuarial assumptions is included in Note 22 to the financial statements.

The key assumptions used in developing our 2010, 2009 and 2008 net periodic pension expense for our U.S. plans included the following:

	2010	2009	2008
Discount rate	5.75%	6.95%	6.50%
Assets:			
Expected rate of return	9%	9%	9%
Actual rate of return	19%	20%	(29%)
Actual 10 year average annual compounded rate of return	6%	4%	4%

The discount rate can be volatile from year to year because it is determined based upon prevailing interest rates as of the measurement date. We will use a 5.25 percent discount rate in 2011, reflecting the decrease in the market interest rate environment since December 31, 2009. We will use an expected rate of return on plan assets of 8 percent for 2011 down from 9 percent in 2010 due to lower future expected market returns.

In addition to the potential for MTM adjustments, changes in our expected rate of return on plan assets and discount rate resulting from economic events also affects future on-going pension expense. The following table highlights the sensitivity of our U.S. pension obligations and on-going expense to changes in these assumptions, assuming all other assumptions remain constant. These estimates exclude any potential MTM adjustment:

Change in Assumption	Impact on 2011 On-Going Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Decrease $8 million	Increase $390 million
0.25 percentage point increase in discount rate	Increase $6 million	Decrease $380 million
0.25 percentage point decrease in expected rate of return on assets	Increase $30 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $30 million	—

On-going pension expense for all of our pension plans is expected to be approximately $110 million in 2011, a decrease of $79 million from 2010, due primarily to a voluntary contribution of $1 billion in cash to our U.S. pension plans in January 2011 and strong 2010 asset returns. Also, if required, an MTM adjustment will be recorded in the fourth quarter of 2011 in accordance with our new pension accounting method as previously described. It is difficult to reliably forecast or predict whether there will be a MTM adjustment in 2011, and if one is required what the magnitude of such adjustment will be. MTM adjustments are primarily driven by events and circumstances beyond the control of the Company such as changes in interest rates and the performance of the financial markets.

In 2010, 2009 and 2008, we were not required to make contributions to satisfy minimum statutory funding requirements in our U.S. pension plans. However, we made voluntary contributions of $1,000, $740 and $242 million to our U.S. pension plans in 2010, 2009 and 2008, respectively, primarily to improve the funded status of our plans which had deteriorated during 2008 due to the significant asset losses resulting from the poor performance of the equity markets. In 2011, we are still not required to make any contributions to our U.S. pension plans to satisfy minimum statutory funding requirements. However, in January 2011 we made a voluntary cash contribution of $1 billion to our U.S. plans to improve the funded status of our plans. In addition, the Company is evaluating additional voluntary contributions in 2011. The timing and amount of contributions may be impacted by a number of factors, including the rate of return on plan assets and discount rate. We also expect to contribute approximately $55 million to our non-U.S. defined benefit pension plans in 2011 to satisfy regulatory funding standards.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)—To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets, including property, plant and equipment and definite-lived intangible assets. At December 31, 2010, the net carrying amount of these long-lived assets totaled $7.0 billion. The determination of useful lives (for depreciation/amortization purposes) and whether or not these assets are impaired involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. The principal factors we consider in deciding when to perform an impairment review are as follows:

- significant under-performance (i.e., declines in sales, earnings or cash flows) of a business or product line in relation to expectations;
- annual operating plans or five-year strategic plans that indicate an unfavorable trend in operating performance of a business or product line;
- significant negative industry or economic trends; and
- significant changes or planned changes in our use of the assets.

Once it is determined that an impairment review is necessary, recoverability of assets is measured by comparing the carrying amount of the asset grouping to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset grouping and its fair value. We endeavor to utilize the best information available to measure fair value, which is usually either market prices (if available), level 1 or level 2 in the fair value hierarchy or an estimate of the future discounted cash flow, level 3 of the fair value hierarchy. The key estimates in our discounted cash flow analysis include expected industry growth rates, our assumptions as to volume, selling prices and costs, and the discount rate selected. As described in more detail in Note 16 to the financial statements, we have recorded impairment charges related to long-lived assets of $30 and $28 million in 2010 and 2009, respectively, principally related to manufacturing plant and equipment in facilities scheduled to close or be downsized.

Goodwill Impairment Testing—Goodwill represents the excess of acquisition costs over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Goodwill is not amortized, but is subject to impairment testing. Our Goodwill balance, $11.6 billion as of

December 31, 2010, is subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value is reduced to fair value. The fair value of our reporting units is estimated utilizing a discounted cash flow approach utilizing cash flow forecasts in our five year strategic and annual operating plans adjusted for terminal value assumptions. This impairment test involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. To address this uncertainty we perform sensitivity analysis on key estimates and assumptions.

We completed our annual impairment test as of March 31, 2010 and determined that there was no impairment as of that date. However, significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may have a negative effect on the fair value of our reporting units.

Income Taxes—Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate. Significant judgment is required in determining income tax provisions as well as deferred tax asset and liability balances, including the estimation of valuation allowances and the evaluation of tax positions.

As of December 31, 2010, we recognized a net deferred tax asset of $2,015 million, less a valuation allowance of $636 million. Net deferred tax assets are primarily comprised of net deductible temporary differences, net operating loss carryforwards and tax credit carryforwards that are available to reduce taxable income in future periods. The determination of the amount of valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Our net deferred tax asset of $2,015 million consists of $1,254 million related to U.S. operations and $761 million related to non-U.S. operations. The U.S. net deferred tax asset of $1,254 million consists of net deductible temporary differences, tax credit carryforwards, federal and state tax net operating losses which we believe will more likely than not be realized through the generation of future taxable income in the U.S. and tax planning strategies. We maintain a valuation allowance of $3 million against such asset related to state net operating losses. The non-U.S. net deferred tax asset of $761 million consists principally of net operating and capital loss carryforwards, mainly in the United Kingdom, Netherlands, Luxembourg and Germany. We maintain a valuation allowance of $634 million against these deferred tax assets reflecting our historical experience and lower expectations of taxable income over the applicable carryforward periods. As more fully described in Note 6 to the financial statements, our valuation allowance increased by $58 million in 2010 and increased by $133 million and decreased by $45 million in 2009 and 2008, respectively. In the event we determine that we will not be able to realize our net deferred tax assets in the future, we will reduce such amounts through a charge to income in the period such determination is made. Conversely, if we determine that we will be able to realize net deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by the authoritative guidance for uncertainty in income taxes, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Sales Recognition on Long-Term Contracts—In 2010, we recognized approximately 14 percent of our total net sales using the percentage-of-completion method for long-term contracts in our Automation and Control Solutions, Aerospace and Specialty Materials segments. These long-term contracts are measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Accounting for these contracts involves management judgment in estimating total contract revenue and cost. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance and price adjustment clauses (such as inflation or index-based clauses). Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident. We maintain financial controls over the customer qualification, contract pricing and estimation processes to reduce the risk of contract losses.

OTHER MATTERS

Litigation

See Note 21 to the financial statements for a discussion of environmental, asbestos and other litigation matters.

Recent Accounting Pronouncements

See Note 1 to the financial statements for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information relating to market risk is included in Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations under the caption “Financial Instruments”.

ITEM 8. Financial Statements and Supplementary Data

HONEYWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31		
	2010	2009	2008
	(Dollars in millions, except per share amounts)		
Product sales	$26,262	$23,914	$29,212
Service sales	7,108	6,994	7,344
Net sales	33,370	30,908	36,556
Costs, expenses and other			
Cost of products sold	20,701	19,317	25,610
Cost of services sold	4,818	4,695	5,508
	25,519	24,012	31,118
Selling, general and administrative expenses	4,717	4,443	5,130
Other (income) expense	(95)	(55)	(748)
Interest and other financial charges	386	459	456
	30,527	28,859	35,956
Income before taxes	2,843	2,049	600
Tax expense (benefit)	808	465	(226)
Net income	2,035	1,584	826
Less: Net income attributable to the noncontrolling interest	13	36	20
Net income attributable to Honeywell	$ 2,022	1,548	806
Earnings per share of common stock—basic	$ 2.61	$ 2.06	$ 1.09
Earnings per share of common stock—assuming dilution	$ 2.59	$ 2.05	$ 1.08
Cash dividends per share of common stock	$ 1.21	$ 1.21	$ 1.10

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEET

	December 31, 2010	December 31, 2009
	(Dollars in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,650	$ 2,801
Accounts, notes and other receivables	7,068	6,274
Inventories	3,958	3,446
Deferred income taxes	877	1,034
Investments and other current assets	458	381
Total current assets	15,011	13,936
Investments and long-term receivables	616	579
Property, plant and equipment—net	4,840	4,847
Goodwill	11,597	10,494
Other intangible assets—net	2,574	2,174
Insurance recoveries for asbestos related liabilities	825	941
Deferred income taxes	1,218	2,006
Other assets	1,153	1,016
Total assets	$37,834	$35,993
LIABILITIES		
Current liabilities:		
Accounts payable	$ 4,344	$ 3,633
Short-term borrowings	67	45
Commercial paper	299	298
Current maturities of long-term debt	523	1,018
Accrued liabilities	6,484	6,153
Total current liabilities	11,717	11,147
Long-term debt	5,755	6,246
Deferred income taxes	636	542
Postretirement benefit obligations other than pensions	1,477	1,594
Asbestos related liabilities	1,557	1,040
Other liabilities	5,905	6,453
SHAREOWNERS' EQUITY		
Capital—common stock issued	958	958
—additional paid-in capital	3,977	3,823
Common stock held in treasury, at cost	(8,299)	(8,995)
Accumulated other comprehensive income (loss)	(1,067)	(948)
Retained earnings	15,097	14,023
Total Honeywell shareowners' equity	10,666	8,861
Noncontrolling interest	121	110
Total shareowners' equity	10,787	8,971
Total liabilities and shareowners' equity	$37,834	$35,993

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in millions)		
Cash flows from operating activities:			
Net income attributable to Honeywell	$ 2,022	$ 1,548	$ 806
Adjustments to reconcile net income attributable to Honeywell to net cash provided by operating activities:			
Depreciation and amortization	987	957	903
Gain on sale of non-strategic businesses and assets	—	(87)	(635)
Repositioning and other charges	600	478	1,012
Net payments for repositioning and other charges	(439)	(658)	(446)
Pension and other postretirement expense	689	1,022	3,334
Pension and other postretirement benefit payments	(787)	(189)	(214)
Stock compensation expense	164	118	128
Deferred income taxes	878	47	(1,120)
Excess tax benefits from share based payment arrangements	(13)	(1)	(21)
Other	(24)	261	81
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts, notes and other receivables	(718)	344	392
Inventories	(310)	479	(161)
Other current assets	14	(31)	25
Accounts payable	625	(167)	(152)
Accrued liabilities	515	(175)	(141)
Net cash provided by operating activities	4,203	3,946	3,791
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(651)	(609)	(884)
Proceeds from disposals of property, plant and equipment	14	31	53
Increase in investments	(453)	(24)	(6)
Decrease in investments	112	1	18
Cash paid for acquisitions, net of cash acquired	(1,303)	(468)	(2,181)
Proceeds from sales of businesses, net of fees paid	7	1	909
Other	5	(65)	68
Net cash used for investing activities	(2,269)	(1,133)	(2,023)
Cash flows from financing activities:			
Net increase/(decrease) in commercial paper	1	(1,133)	(325)
Net increase/(decrease) in short-term borrowings	20	(521)	(1)
Payment of debt assumed with acquisitions	(326)	—	—
Proceeds from issuance of common stock	195	37	146
Proceeds from issuance of long-term debt	—	1,488	1,487
Payments of long-term debt	(1,006)	(1,106)	(428)
Excess tax benefits from share based payment arrangements	13	1	21
Repurchases of common stock	—	—	(1,459)
Cash dividends paid	(944)	(918)	(811)
Net cash used for financing activities	(2,047)	(2,152)	(1,370)
Effect of foreign exchange rate changes on cash and cash equivalents	(38)	75	(162)
Net (decrease)/increase in cash and cash equivalents	(151)	736	236
Cash and cash equivalents at beginning of period	2,801	2,065	1,829
Cash and cash equivalents at end of period	$ 2,650	$ 2,801	$ 2,065

The Notes to Financial Statements are an integral part of this statement.

HONEYWELL INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF SHAREOWNERS EQUITY

	Years Ended December 31,					
	2010		2009		2008	
	Shares	$	Shares	$	Shares	$
	(in millions)					
Common stock, par value	957.6	958	957.6	958	957.6	958
Additional paid-in capital						
Beginning balance		3,823		3,994		4,014
Issued for employee savings and option plans		(35)		(99)		(56)
Contributed to pension plans		32		(190)		(90)
Stock-based compensation expense		157		118		128
Other owner changes		—		—		(2)
Ending balance		3,977		3,823		3,994
Treasury stock						
Beginning balance	(193.4)	(8,995)	(223.0)	(10,206)	(211.0)	(9,479)
Reacquired stock or repurchases of common stock	—	—	—	—	(27.4)	(1,459)
Issued for employee savings and option plans	8.9	328	6.6	281	9.0	427
Contributed to pension plans	9.9	368	23.0	930	6.1	290
Other owner changes	—	—	—	—	0.3	15
Ending balance	(174.6)	(8,299)	(193.4)	(8,995)	(223.0)	(10,206)
Retained earnings						
Beginning balance		14,023		13,391		13,400
Net income attributable to Honeywell		2,022		1,548		806
Dividends paid on common stock		(948)		(916)		(815)
Ending balance		15,097		14,023		13,391
Accumulated other comprehensive income (loss)						
Beginning balance		(948)		(1,078)		329
Foreign exchange translation adjustment		(249)		259		(614)
Pensions and other post retirement benefit adjustments		44		(271)		(718)
Changes in fair value of available for sale investments		90		112		(51)
Changes in fair value of effective cash flow hedges		(4)		30		(24)
Ending balance		(1,067)		(948)		(1,078)
Non controlling interest						
Beginning balance		110		82		71
Acquisitions		2		5		4
Interest sold (bought)		4		—		(3)
Net income attributable to non controlling interest		13		36		20
Foreign exchange translation adjustment		2		(1)		(2)
Dividends paid		(10)		(9)		(7)
Other owner changes		—		(3)		(1)
Ending balance		121		110		82
Total shareowners equity	**783.0**	**10,787**	**764.2**	**8,971**	**734.6**	**7,141**
Comprehensive income						
Net income		2,035		1,584		826
Foreign exchange translation adjustment		(249)		259		(614)
Pensions and other post retirement benefit adjustments		44		(271)		(718)
Changes in fair value of available for sale investments		90		112		(51)
Changes in fair value of effective cash flow hedges		(4)		30		(24)
Total comprehensive income		1,916		1,714		(581)
Comprehensive income attributable to non controlling interest		(15)		(36)		(20)
Comprehensive income (loss) attributable to Honeywell		1,901		1,678		(601)

The Notes to Financial Statements are integral part of this statement.

(Dollars in millions, except per share amounts)

Note 1—Summary of Significant Accounting Policies

Accounting Principles—The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation—The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries and entities in which a controlling interest is maintained. Our consolidation policy requires equity investments that we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee's activities to be accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which we do not have readily determinable fair values are accounted for under the cost method. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Inventories—Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments—Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or at cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices or a series of historic and projected operating losses by investees are strong indicators of other-than-temporary declines. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying value.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost, including any asset retirement obligations, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 50 years for buildings and improvements and 2 to 16 years for machinery and equipment. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset's useful life. See Note 11 and Note 17 for additional details.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of businesses acquired. Goodwill and certain other intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and indefinite lived intangible assets are subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2010 and determined that there was no impairment as of that date. See Note 12 for additional details on goodwill balances.

Other Intangible Assets with Determinable Lives—Other intangible assets with determinable lives consist of customer lists, technology, patents and trademarks and other intangibles and are amortized over their estimated useful lives, ranging from 2 to 24 years.

Long-Lived Assets—We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition—Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Service sales, principally representing repair, maintenance and engineering activities in our Aerospace and Automation and Control Solutions segments, are recognized over the contractual period or as services are rendered. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element provided the delivered elements have value to customers on a standalone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Allowance for Doubtful Accounts—We maintain allowances for doubtful accounts for estimated losses as a result of customer's inability to make required payments. We estimate anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date, historical collection history and incorporate changes in economic conditions that may not be reflected in historical trends for example, customers in bankruptcy, liquidation or reorganization. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings.

Environmental Expenditures—Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities.

Asbestos Related Contingencies and Insurance Recoveries—Honeywell is a defendant in personal injury actions related to products containing asbestos (refractory and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrue for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrue for the probable value of future NARCO asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note 21. In light of the inherent

(Dollars in millions, except per share amounts)

uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating NARCO asbestos claims beyond 2018. Regarding Bendix asbestos related claims, we accrue for the estimated value of pending claims based on expected claim resolution values and historic dismissal rates. We also accrue for the estimated cost of future anticipated claims related to Bendix for the next five years based on our assessment of additional claims that may be brought against us and anticipated resolution values in the tort system. We value Bendix pending and future claims using average resolution values for the previous five years. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year. For additional information see Note 21. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on an analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical experience with our insurers, our knowledge of any pertinent solvency issues surrounding insurers, various judicial determinations relevant to our insurance programs and our consideration of the impacts of any settlements with our insurers.

Aerospace Sales Incentives—We provide sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our aircraft equipment, predominately wheel and braking system hardware and auxiliary power units, for installation on commercial aircraft. These incentives principally consist of free or deeply discounted products, but also include credits for future purchases of product and upfront cash payments. These costs are recognized in the period incurred as cost of products sold or as a reduction to sales, as appropriate. For aircraft manufacturers, incentives are recorded when the products are delivered; for airlines, incentives are recorded when the associated aircraft are delivered by the aircraft manufacturer to the airline.

Research and Development—Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are principally included in Cost of Products Sold and were $1,466, $1,330 and $1,543 million in 2010, 2009 and 2008, respectively.

Stock-Based Compensation Plans—The principal awards issued under our stock-based compensation plans, which are described in Note 20, include non-qualified stock options and restricted stock units (RSUs). The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in selling, general and administrative expense in our Consolidated Statement of Operations. Forfeitures are required to be estimated at the time of grant in order to estimate the portion of the award that will ultimately vest. The estimate is based on our historical rates of forfeiture.

Pension and Other Postretirement Benefits—We sponsor both funded and unfunded U.S. and non-U.S. defined benefit pension plans covering the majority of our employees and retirees. We also sponsor postretirement benefit plans that provide health care benefits and life insurance coverage to eligible retirees.

In 2010 we elected to change our method of recognizing pension expense. Previously, for our U.S. defined benefit pension plans we used the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period and net actuarial gains or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation (the corridor) were recognized over a six-year period. Under our new accounting method, we recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of the

(Dollars in millions, except per share amounts)

corridor annually in the fourth quarter each year (MTM Adjustment). The remaining components of pension expense, primarily service and interest costs and assumed return on plan assets, will be recorded on a quarterly basis (On-going Pension Expense). While the historical policy of recognizing pension expense was considered acceptable, we believe that the new policy is preferable as it eliminates the delay in recognition of actuarial gains and losses outside the corridor.

This change has been reported through retrospective application of the new policy to all periods presented. The impacts of all adjustments made to the financial statements are summarized below:

Consolidated Statement of Operations

	Year Ended December 31, 2009		
	Previously Reported	Revised	Effect of Change
Cost of products sold	18,637	19,317	680
Cost of services sold	4,548	4,695	147
Selling, general and administrative expenses	4,341	4,443	102
Income before taxes	2,978	2,049	(929)
Tax expense	789	465	(324)
Net income	2,189	1,584	(605)
Net income attributable to Honeywell	2,153	1,548	(605)
Earnings per share of common stock—basic	2.86	2.06	(0.80)
Earnings per share of common stock—assuming dilution	2.85	2.05	(0.80)

	Year Ended December 31, 2008		
	Previously Reported	Revised	Effect of Change
Cost of products sold	23,043	25,610	2,567
Cost of services sold	4,951	5,508	557
Selling, general and administrative expenses	5,033	5,130	97
Income before taxes	3,821	600	(3,221)
Tax expense (benefit)	1,009	(226)	(1,235)
Net income	2,812	826	(1,986)
Net income attributable to Honeywell	2,792	806	(1,986)
Earnings per share of common stock—basic	3.79	1.09	(2.70)
Earnings per share of common stock—assuming dilution	3.76	1.08	(2.68)

Consolidated Balance Sheet

	December 31, 2009		
	Previously Reported	Revised	Effect of Change
Deferred income taxes	2,017	2,006	(11)
Total assets	36,004	35,993	(11)
Other liabilities	6,481	6,453	(28)
Accumulated other comprehensive income (loss)	(4,429)	(948)	3,481
Retained earnings	17,487	14,023	(3,464)
Total Honeywell shareowners' equity	8,844	8,861	17
Total shareowners' equity	8,954	8,971	17
Total liabilities and shareowners' equity	36,004	35,993	(11)

(Dollars in millions, except per share amounts)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2009		
	Previously Reported	Revised	Effect of Change
Cash flows from operating activities:			
Net income attributable to Honeywell	2,153	1,548	(605)
Pension and other postretirement expense	93	1,022	929
Deferred income taxes	371	47	(324)

	Year Ended December 31, 2008		
	Previously Reported	Revised	Effect of Change
Cash flows from operating activities:			
Net income attributable to Honeywell	2,792	806	(1,986)
Pension and other postretirement expense	113	3,334	3,221
Deferred income taxes	115	(1,120)	(1,235)

Consolidated Statement of Shareowners Equity

	Year Ended December 31, 2009		
	Previously Reported	Revised	Effect of Change
Retained earnings			
Beginning balance	16,250	13,391	(2,859)
Net income attributable to Honeywell	2,153	1,548	(605)
Ending balance	17,487	14,023	(3,464)
Accumulated other comprehensive income (loss)			
Beginning balance	(3,809)	(1,078)	2,731
Pensions and other post retirement benefit adjustments	(1,021)	(271)	750
Ending balance	(4,429)	(948)	3,481
Total shareowners equity	8,954	8,971	17
Comprehensive income			
Net income	2,189	1,584	(605)
Pensions and other post retirement benefit adjustments	(1,021)	(271)	750
Total comprehensive income	1,569	1,714	145
Comprehensive income (loss) attributable to Honeywell	1,533	1,678	145

	Year Ended December 31, 2008		
	Previously Reported	Revised	Effect of Change
Retained earnings			
Beginning balance	14,273	13,400	(873)
Net income attributable to Honeywell	2,792	806	(1,986)
Ending balance	16,250	13,391	(2,859)
Accumulated other comprehensive income (loss)			
Beginning balance	(544)	329	873
Pensions and other post retirement benefit adjustments	(2,576)	(718)	1,858
Ending balance	(3,809)	(1,078)	2,731
Total shareowners equity	7,269	7,141	(128)
Comprehensive income			
Net income	2,812	826	(1,986)
Pensions and other post retirement benefit adjustments	(2,576)	(718)	1,858
Total comprehensive income	(453)	(581)	(128)
Comprehensive income (loss) attributable to Honeywell	(473)	(601)	(128)

Foreign Currency Translation—Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income (Loss). For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these subsidiaries are included in earnings.

Derivative Financial Instruments—As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes and we do not use leveraged derivative financial instruments. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings. Cash flows of such derivative financial instruments are classified consistent with the underlying hedged item.

Transfers of Financial Instruments—Sales, transfers and securitization of financial instruments are accounted for under authoritative guidance for the transfers and servicing of financial assets and extinguishments of liabilities.

We sell interests in designated pools of trade accounts receivables to third parties. The terms of the trade accounts receivable program permit the repurchase of receivables from the third parties at our discretion. As a result, these program receivables are not accounted for as a sale and remain on the Consolidated Balance Sheet with a corresponding amount recorded as either Short-term borrowings or Long-term debt.

At times we also transfer trade and other receivables that qualify as a sale and are thus are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to any subordinated interests and undivided interests retained in receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the collection period for the receivables.

Income Taxes—Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by the authoritative guidance for uncertainty in income taxes, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the tax filings of the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Earnings Per Share—Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements—Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU's) to the FASB's Accounting Standards Codification.

The Company considers the applicability and impact of all ASU's. ASU's not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. The guidance requires additional disclosures for transfers of financial assets and changes the requirements for derecognizing financial assets. The guidance was effective for fiscal years beginning after November 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities. The guidance was effective for fiscal years beginning after November 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The Company has elected to early adopt this guidance, on a prospective basis for applicable transactions originating or materially modified after

(Dollars in millions, except per share amounts)

January 1, 2010. The implementation of this amended accounting guidance did not have a material impact on our consolidated financial position and results of operations in the period of adoption. Adoption impacts in future periods will vary based upon the nature and volume of new or materially modified transactions but are not expected to have a significant impact on sales.

Note 2—Acquisitions and Divestitures

We acquired businesses for an aggregate cost of $1,303, $468 and $2,181 million in 2010, 2009 and 2008, respectively. For all of our acquisitions the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In October 2010, we completed the acquisition of the issued and outstanding shares of Sperian Protection (Sperian), a French company that operates globally in the personal protection equipment design and manufacturing industry. Sperian had reported 2009 revenues of approximately $900 million.

The aggregate value, net of cash acquired, was approximately $1,475 million (including the assumption of approximately $326 million of outstanding debt) and was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair values of the assets and liabilities acquired as of the acquisition date.

Accounts and other receivables	$ 118
Inventories	167
Other current assets	8
Property, plant and equipment	106
Intangible assets	619
Other assets and deferred charges	4
Accounts payable	(63)
Accrued liabilities	(104)
Deferred income taxes	(214)
Long-term debt	(326)
Other long-term liabilities	(64)
Net assets acquired	251
Goodwill	898
Purchase price	$1,149

We have assigned $619 million to intangible assets, predominantly customer relationships, trade names, and technology. These intangible assets are being amortized over their estimated lives which range from 3 to 20 years using straight line and accelerated amortization methods. Included in this amount, a value of approximately $203 million has been assigned to trade names intangibles determined to have indefinite lives. The excess of the purchase price over the estimated fair values of net assets acquired is approximately $898 million and was recorded as goodwill. This goodwill arises primarily from the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to develop a business with a product offering and customer base comparable to Sperian and the expected cost synergies that will be realized through the consolidation of the acquired business into our Automations and Controls Solutions segment. These cost synergies are expected to be realized principally in the areas of selling, general and administrative expenses, material sourcing and manufacturing. This goodwill is non-deductible for tax purposes. The results from the acquisition date through December 31, 2010 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements. As of December 31, 2010, the

(Dollars in millions, except per share amounts)

purchase accounting for Sperian is subject to final adjustment primarily for useful lives of intangible assets, amounts allocated to intangible assets and goodwill, for certain pre-acquisition contingencies, and for settlement of post-closing purchase price adjustments.

In August 2009, the Company completed the acquisition of the RMG Group (RMG Regel + Messtechnik GmbH), a natural gas measuring and control products, services and integrated solutions company, for a purchase price of approximately $416 million, net of cash acquired. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has assigned $174 million to identifiable intangible assets, predominantly customer relationships, existing technology and trademarks. These intangible assets are being amortized over their estimated lives which range from 1 to 15 years using straight-line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired (approximating $225 million), was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the acquisition method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2009 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In May 2008, the Company completed the acquisition of Safety Products Holding, Inc, which through its subsidiary Norcross Safety Products L.L.C. (Norcross) is a leading manufacturer of personal protective equipment. The purchase price, net of cash acquired, was approximately $1,221 million and was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair values of the assets and liabilities acquired as of the acquisition date.

Accounts and other receivables	$ 102
Inventories	118
Other current assets	28
Property, plant and equipment	65
Intangible assets	702
Other assets and deferred charges	3
Accounts payable	(27)
Accrued liabilities	(74)
Deferred income taxes	(274)
Other long-term liabilities	(26)
Net assets acquired	617
Goodwill	604
Purchase price	$1,221

The Company has assigned $702 million to intangible assets, predominantly customer relationships, trade names, and technology. These intangible assets are being amortized over their estimated lives which range from 1 to 20 years using straight line and accelerated amortization methods. The value assigned to the trade names of approximately $257 million is classified as an indefinite lived intangible. The excess of the purchase price over the estimated fair values of net assets acquired (approximately $604 million) was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2008 are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

(Dollars in millions, except per share amounts)

In July 2008, the Company completed the sale of its Consumables Solutions business to B/E Aerospace (B/E) for $1,050 million, consisting of approximately $901 million in cash and six million shares of B/E common stock. In connection with the completion of the sale, the Company and B/E entered into, among other things, exclusive supply and license agreements and a stockholder agreement. Because of the extent of the Company's cash flows associated with the supply and license agreements, the Consumables Solutions business is not classified as discontinued operations. The provisions of the license and supply agreements were determined to be at-market. As such, we have not allocated any portion of the proceeds to these agreements. The pre-tax gain of $623 million was classified as Other (Income)/Expense in our Statement of Operations. The gain on sale was approximately $417 million net of tax. The sale of the Consumables Solutions business, within the Aerospace segment, is consistent with the Company's strategic focus on core product areas utilizing advanced technologies.

In July 2008, the Company completed the acquisition of Metrologic Instruments, Inc. (Metrologic), a leading manufacturer of data capture and collection hardware and software, for a purchase price of approximately $715 million, net of cash acquired. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The Company has assigned $248 million to identifiable intangible assets, predominantly customer relationships, technology and trademarks. These intangible assets are being amortized over their estimated lives which range from 1-15 years using straight line and accelerated amortization methods. The excess of the purchase price over the estimated fair values of net assets acquired (approximately $440 million) was recorded as goodwill. This goodwill is non-deductible for tax purposes. This acquisition was accounted for by the purchase method, and, accordingly, results of operations are included in the consolidated financial statements from the date of acquisition. The results from the acquisition date through December 31, 2008, are included in the Automation and Control Solutions segment and were not material to the consolidated financial statements.

In January 2011, the Company entered into a definitive agreement to sell its Consumer Products Group business (CPG) to Rank Group Limited for approximately $950 million. The sale, which is subject to customary closing conditions, including the receipt of regulatory approvals, is expected to close in the third quarter of 2011. We currently estimate that the transaction will result in a pre-tax gain of approximately $350 million, approximately $200 million net of tax. The sale of CPG, within the Transportation Systems segment, is consistent with the Company's strategic focus on its portfolio of differentiated global technologies.

In connection with all acquisitions in 2010, 2009 and 2008, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material.

The pro forma results for 2010, 2009 and 2008, assuming these acquisitions had been made at the beginning of the year, would not be materially different from consolidated reported results.

(Dollars in millions, except per share amounts)

Note 3—Repositioning and Other Charges

A summary of repositioning and other charges follows:

	Years Ended December 31,		
	2010	2009	2008
Severance	$145	$206	$ 333
Asset impairments	22	8	78
Exit costs	14	10	33
Reserve adjustments	(30)	(53)	(20)
Total net repositioning charge	151	171	424
Asbestos related litigation charges, net of insurance	175	155	125
Probable and reasonably estimable environmental liabilities	212	145	465
Other	62	7	(2)
Total net repositioning and other charges	$600	$478	$1,012

The following table summarizes the pretax distribution of total net repositioning and other charges by income statement classification:

	Years Ended December 31,		
	2010	2009	2008
Cost of products and services sold	$560	$411	$ 908
Selling, general and administrative expenses	40	67	104
	$600	$478	$1,012

The following table summarizes the pretax impact of total net repositioning and other charges by segment:

	Years Ended December 31,		
	2010	2009	2008
Aerospace	$ 32	$ 31	$ 84
Automation and Control Solutions	79	70	164
Specialty Materials	18	9	42
Transportation Systems	180	173	233
Corporate	291	195	489
	$600	$478	$1,012

In 2010, we recognized repositioning charges totaling $181 million including severance costs of $145 million related to workforce reductions of 2,807 manufacturing and administrative positions primarily in our Automation and Control Solutions, Aerospace and Transportation Systems segments. The workforce reductions were primarily related to the planned shutdown of certain manufacturing facilities in our Automation and Control Solutions and Transportation Systems segments, cost savings actions taken in connection with our ongoing functional transformation and productivity initiatives, factory transitions in our Aerospace, Automation and Control Solutions and Specialty Materials segments to more cost-effective locations, achieving acquisition-related synergies in our Automation and Control Solutions segment, and the exit and/or rationalization of certain product lines in our Specialty Materials segment. The repositioning charge also included asset impairments of $22 million principally related to manufacturing plant and equipment associated with the exit and/or rationalization of certain product lines and in facilities scheduled to close. Also, $30 million of previously established accruals, primarily for severance at our Automation and Control Solutions, Transportation Systems and Aerospace segments, were returned to income in 2010 due to fewer employee separations than originally planned associated with prior severance programs.

(Dollars in millions, except per share amounts)

In 2009, we recognized repositioning charges totaling $224 million primarily for severance costs related to workforce reductions of 4,423 manufacturing and administrative positions mainly in our Automation and Control Solutions, Transportation Systems and Aerospace segments. The workforce reductions were primarily related to the adverse market conditions experienced by many of our businesses, cost savings actions taken in connection with our ongoing functional transformation initiative, the planned downsizing or shutdown of certain manufacturing facilities, and organizational realignments of portions of our Aerospace and Transportation Systems segments. Also, $53 million of previously established accruals, primarily for severance at our Automation and Control Solutions, Aerospace, and Transportation Systems segments, were returned to income in 2009 due to fewer employee separations than originally planned associated with prior severance programs and changes in the scope of previously announced repositioning actions.

In 2008, we recognized repositioning charges totaling $444 million including severance costs of $333 million related to workforce reductions of 7,480 manufacturing and administrative positions across all of our segments. The workforce reductions primarily relate to the planned downsizing or shutdown of certain manufacturing facilities in our Aerospace, Automation and Control Solutions and Transportation Systems segments, the rationalization of non-manufacturing infrastructure, outsourcing of non-core components, managing capacity utilization to address product demand volatility and our functional transformation initiative. The repositioning charge also included asset impairments of $78 million principally related to manufacturing plant and equipment in facilities scheduled to close or be downsized and certain administrative facilities, and information technology equipment in our Corporate segment. Also, $20 million of previously established accruals, primarily for severance at our Automation and Control Solutions segment were returned to income in 2008 due mainly to fewer employee separations than originally planned associated with prior severance programs.

The following table summarizes the status of our total repositioning reserves:

	Severance Costs	Asset Impairments	Exit Costs	Total
Balance at December 31, 2007	$ 201	$ —	$ 11	$ 212
2008 charges	333	78	33	444
2008 usage—cash	(149)	—	(8)	(157)
2008 usage—noncash	—	(78)	—	(78)
Adjustments	(20)	—	—	(20)
Balance at December 31, 2008	365	—	36	401
2009 charges	206	8	10	224
2009 usage—cash	(193)	—	(7)	(200)
2009 usage—noncash	—	(8)	—	(8)
Adjustments	(51)	—	(2)	(53)
Divestitures(1)	(24)	—	—	(24)
Balance at December 31, 2009	303	—	37	340
2010 charges	145	22	14	181
2010 usage—cash	(134)	—	(17)	(151)
2010 usage—noncash	—	(22)	—	(22)
Adjustments	(30)	—	—	(30)
Foreign currency translation	(8)	—	—	(8)
Balance at December 31, 2010	$ 276	$ —	$ 34	$ 310

(1) Relates to businesses divested during 2009 included in Gain on Sale of Non-Strategic Businesses and Assets see Note 4, Other (Income) Expense.

Certain repositioning projects in our Aerospace, Automation and Control Solutions and Transportation Systems segments included exit or disposal activities, the costs related to which will be recognized in future periods when the actual liability is incurred. The nature of these exit or disposal

(Dollars in millions, except per share amounts)

costs principally includes product recertification and requalification and employee training and travel. The following tables summarize by segment, expected, incurred and remaining exit and disposal costs related to 2010 and 2008 repositioning actions which we were not able to recognize at the time the actions were initiated. The exit and disposal costs related to the repositioning actions in 2009, which we were not able to recognize at the time the actions were initiated were not significant.

2008 Repositioning Actions	Aerospace	Automation and Control Solutions	Transportation Systems	Total
Expected exit and disposal costs	$107	$27	$ 6	$140
Costs incurred year ended December 31, 2008	(12)	—	(1)	(13)
Costs incurred year ended December 31, 2009	(44)	(1)	(2)	(47)
Costs incurred year ended December 31, 2010	(48)	(8)	(1)	(57)
Remaining exit and disposal costs at December 31, 2010	$ 3	$18	$ 2	$ 23

2010 Repositioning Actions	Aerospace	Automation and Control Solutions	Transportation Systems	Total
Expected exit and disposal costs	$ 9	$10	$ 3	$22
Costs incurred year ended December 31, 2010	—	—	—	—
Remaining exit and disposal costs at December 31, 2010	$ 9	$10	$ 3	$22

In 2010, we recognized a charge of $212 million for environmental liabilities deemed probable and reasonably estimable during the year. We recognized asbestos related litigation charges, net of insurance, of $175 million. Environmental and Asbestos Matters are discussed in detail in Note 21. We also recognized other charges of $62 million in connection with the evaluation of potential resolution of certain legal matters.

In 2009, we recognized a charge of $145 million for environmental liabilities deemed probable and reasonably estimable during the year. We recognized asbestos related litigation charges, net of insurance, of $155 million.

In 2008, we recognized a charge of $465 million for environmental liabilities deemed probable and reasonably estimable during the year, of which $309 million was recognized in the third quarter which included:

- $100 million related to the resolution of technical design issues regarding the remediation plan for Onondaga Lake ("Lake") (as previously reported, the ultimate cost of the remediation of the Lake depended upon the resolution of these issues);
- $90 million for the estimated cost of proposed remedial actions to be taken at other sites located in Syracuse, New York in accordance with remediation plans submitted to state environmental regulators; and
- $38 million primarily related to changes in cost estimates (due to, among other things, increases in the cost of steel, waste transportation and disposal costs) and settlement costs relating to the remediation of the New Jersey Chrome sites known as Study Areas 5, 6 and 7.

We also recognized asbestos related litigation charges, net of insurance, of $125 million.

(Dollars in millions, except per share amounts)

Note 4—Other (income) expense

	Years Ended December 31,		
	2010	2009	2008
Equity (income)/loss of affiliated companies	$(29)	$(26)	$ (63)
Gain on sale of non-strategic businesses and assets	—	(87)	(635)
Interest income	(40)	(33)	(102)
Foreign exchange	13	45	52
Other, net	(39)	46	—
	$(95)	$(55)	$(748)

Other, net for 2010 includes a $62 million pre-tax gain, $39 million net of tax, related to the consolidation of a joint venture within our Specialty Materials segment. The Company obtained control and the ability to direct those activities most significant to the joint venture's economic performance in the third quarter, resulting in consolidation. Accordingly, we have i) recognized the assets and liabilities at fair value, ii) included the results of operations in the consolidated financial statements from the date of consolidation and iii) recognized the above noted gain representing the difference between the carrying amount and fair value of our previously held equity method investment. The Company has assigned $24 million to intangibles, predominantly the joint venture's customer contracts. These intangible assets are being amortized over their estimated lives using the straight line method. The excess of the book value over the estimated fair values of the net assets consolidated approximating $132 million, was recorded as goodwill. This goodwill is non-deductible for tax purposes. The results from the consolidation date through December 31, 2010 are included in the Specialty Materials segment and were not material to the consolidated financial statements.

Gain on sale of non-strategic businesses and assets for 2009 includes a $50 million pre-tax gain, $42 million net of tax, related to the deconsolidation of a subsidiary within our Automation and Control Solutions segment. The subsidiary achieved contractual milestones at December 31, 2009 and as a result, we are no longer the primary beneficiary, resulting in deconsolidation. We continue to hold a non-controlling interest which was recorded at its estimated fair value of $67 million upon deconsolidation. The fair value was estimated using a combination of a market and income approaches utilizing observable market data for comparable businesses and discounted cash flow modeling. Our non-controlling interest, classified within Investments and long-term receivables on our Balance Sheet will be accounted for under the equity method on a prospective basis.

Other, net for 2009 includes an other than-temporary impairment charge of $62 million. See Note 16 Financial Instruments and Fair Value Measures for further details.

Gain on sale of non-strategic businesses and assets for 2008 includes a $623 million pre-tax gain related to the sale of our Consumables Solutions business. See Note 2 for further details.

Note5—Interest and Other Financial Charges

	Years Ended December 31,		
	2010	2009	2008
Total interest and other financial charges	$402	$474	$482
Less—capitalized interest	(16)	(15)	(26)
	$386	$459	$456

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2010 and 2009 was 1.64 percent and 1.47 percent, respectively.

(Dollars in millions, except per share amounts)

Note 6—Income Taxes

Income from continuing operations before taxes

	Years Ended December 31,		
	2010	2009	2008
United States	$1,249	$1,138	$(1,140)
Foreign	1,594	911	1,740
	$2,843	$2,049	$ 600

Tax expense (benefit)

	Years Ended December 31,		
	2010	2009	2008
United States	$393	$294	$(521)
Foreign	415	171	295
	$808	$465	$(226)

	Years Ended December 31,		
	2010	2009	2008
Tax Expense consists of Current:			
United States	$(471)	$ (27)	$ 493
State	8	21	70
Foreign	393	424	331
	(70)	418	894
Deferred:			
United States	784	283	(939)
State	72	17	(145)
Foreign	22	(253)	(36)
	878	47	(1,120)
	$ 808	$ 465	$ (226)

	Years Ended December 31,		
	2010	2009	2008
The U.S. statutory federal income tax rate is reconciled to our effective income tax rate as follows:			
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Taxes on foreign earnings below U.S. tax rate(1)	(7.1)	(7.9)	(40.9)
State income taxes(1)	1.6	1.5	(7.3)
Manufacturing incentives	—	(1.5)	(4.1)
ESOP dividend tax benefit	(0.8)	(1.1)	(3.3)
Tax credits	(1.2)	(1.8)	(6.6)
Audit settlements	0.1	(0.7)	(9.6)
All other items—net	0.8	(0.8)	(0.9)
	28.4%	22.7%	(37.7)%

(1) Net of changes in valuation allowance

The effective tax rate increased by 5.7 percentage points in 2010 compared with 2009 primarily due to a change in the mix of earnings related to lower U.S. pension expense, the impact of an

(Dollars in millions, except per share amounts)

enacted change in the tax treatment of the Medicare Part D program, the absence of manufacturing incentives, a decreased impact from the settlement of audits and an increase in the foreign effective tax rate. The foreign effective tax rate increased by approximately 7 percentage points which primarily consisted of i) a 6 percentage point impact from the absence of tax benefits related to foreign exchange and investment losses and ii) a 0.5 percentage point impact from increased valuation allowances on net operating losses.

The effective tax rate increased by 60.4 percentage points in 2009 compared to 2008 primarily due to a decrease in the mix of earnings related to lower U.S. pension expense and to a lesser extent, a decreased impact from the settlement of audits.

Deferred tax assets (liabilities)

Deferred income taxes represent the future tax effects of transactions which are reported in different periods for tax and financial reporting purposes. The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:

	December 31,	
	2010	2009
Property, plant and equipment basis differences	$(1,113)	$ (888)
Postretirement benefits other than pensions and post employment benefits	674	785
Investment and other asset basis differences	(993)	(758)
Other accrued items	2,348	3,024
Net operating and capital losses	875	818
Tax credits	249	137
Undistributed earnings of subsidiaries	(40)	(40)
All other items—net	15	(61)
	2,015	3,017
Valuation allowance	(636)	(578)
	$ 1,379	$2,439

There were $35 million of U.S. federal tax net operating losses available for carryforward at December 31, 2010 which were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2029. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. The Company has state tax net operating loss carryforwards of $3.2 billion at December 31, 2010 with varying expiration dates through 2030. We also have foreign net operating and capital losses of $2.8 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

We have U.S. federal tax credit carryforwards of $311 million at December 31, 2010, including foreign tax credits, research and other general business credits with various expiration dates through 2030. We also have state tax credit carryforwards of $64 million at December 31, 2010, including carryforwards of $37 million with various expiration dates through 2025 and tax credits of $27 million which are not subject to expiration.

The valuation allowance against deferred tax assets increased by $58 million and $133 million in 2010 and 2009, respectively, and decreased by $45 million in 2008. The 2010 increase in the valuation allowance was primarily due to increased foreign net operating losses related to France, Luxembourg, and the Netherlands offset by the reversal of a valuation allowance related to Germany. The 2010 increase in valuations allowance also includes adjustments related to purchase accounting for various acquisitions. The 2009 increase in the valuation allowance was primarily due to a increased foreign net operating losses related to Germany, Luxembourg, and the Netherlands. The 2008 decrease in the

(Dollars in millions, except per share amounts)

valuation allowance was primarily due to a decrease in the valuation allowance related to federal and state capital loss carryforwards partially offset by increased foreign net operating losses.

Federal income taxes have not been provided on undistributed earnings of the majority of our international subsidiaries as it is our intention to reinvest these earnings into the respective subsidiaries. At December 31, 2010 Honeywell has not provided for U.S. federal income and foreign withholding taxes on approximately $6.0 billion of such earnings of our non-U.S. operations. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be repatriated, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

We had $757 million, $720 million and $671 million of unrecognized tax benefits as of December 31, 2010, 2009, and 2008 respectively. If recognized, $757 million would be recorded as a component of income tax expense as of December 31, 2010. For the years ended December 31, 2010 and 2009, the Company increased its unrecognized tax benefits by $37 million and $49 million, respectively, due to additional reserves for various international and U.S. tax audit matters, partially offset by adjustments related to our ongoing assessments of the likelihood and amount of potential outcomes of current and future examinations, the expiration of various statute of limitations, and settlements with tax authorities. The following table summarizes the activity related to our unrecognized tax benefits:

	2010	2009	2008
Change in unrecognized tax benefits:			
Balance at beginning of year	$720	$671	$666
Gross increases related to current period tax positions	37	86	81
Gross increases related to prior periods tax positions	84	86	106
Gross decreases related to prior periods tax positions	(41)	(77)	(54)
Decrease related to settlements with tax authorities	(23)	(44)	(42)
Expiration of the statute of limitations for the assessment of taxes	(8)	(8)	(64)
Foreign currency translation	(12)	6	(22)
Balance at end of year	$757	$720	$671

In many cases our uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The following table summarizes these open tax years by major jurisdiction as of December 31, 2010:

	Open Tax Year	
Jurisdiction	Examination in progress	Examination not yet initiated
United States(1)	2000–2008	2005–2010
United Kingdom	2003–2008	2009–2010
Canada(1)	2005–2008	2009–2010
Germany(1)	2004–2008	2009–2010
France	2007–2009	2000–2006, 2010
Netherlands	2007–2008	2009–2010
Australia	N/A	2008–2010
China	2000–2009	2010
India	1999–2008	2009–2010

(1) includes federal as well as state, provincial or similar local jurisdictions, as applicable.

Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded

(Dollars in millions, except per share amounts)

as liabilities for uncertain tax positions in our financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. Based on the number of tax years currently under audit by the relevant U.S federal, state and foreign tax authorities, the Company anticipates that several of these audits may be finalized in the foreseeable future. However, based on the status of these examinations, the protocol of finalizing audits by the relevant taxing authorities, and the possibility that the Company might challenge certain audit findings (which could include formal legal proceedings), at this time it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions.

Unrecognized tax benefits for examinations in progress were $274 million, $261 million and $249 million, as of December 31, 2010, 2009, and 2008, respectively. These increases are primarily due to an increase in tax examinations and fewer settlements during the year. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of Tax Expense in the Consolidated Statement of Operations and totaled $33 million, $13 million and $19 million for the years ended December 31, 2010, 2009, and 2008, respectively. Accrued interest and penalties were $183 million, $150 million and $137 million, as of December 31, 2010, 2009, and 2008, respectively.

Note 7—Earnings Per Share

The details of the earnings per share calculations for the years ended December 31, 2010 and 2009 are as follows:

	Years Ended December 31,		
Basic	**2010**	**2009**	**2008**
Net income attributable to Honeywell	$2,022	$1,548	$ 806
Weighted average shares outstanding	773.5	752.6	736.8
Earnings per share of common stock	$ 2.61	$ 2.06	$ 1.09

	Years Ended December 31,		
Assuming Dilution	**2010**	**2009**	**2008**
Net income attributable to Honeywell	$2,022	$1,548	$ 806
Average Shares			
Weighted average shares outstanding	773.5	752.6	736.8
Dilutive securities issuable—stock plans	7.4	3.1	6.8
Total weighted average shares outstanding	780.9	755.7	743.6
Earnings per share of common stock	$ 2.59	$ 2.05	$ 1.08

The diluted earnings per share calculations exclude the effect of stock options when the options' assumed proceeds exceed the average market price of the common shares during the period. In 2010, 2009, and 2008 the weighted number of stock options excluded from the computations were 14.8, 34.0, and 17.8, respectively. These stock options were outstanding at the end of each of the respective periods.

(Dollars in millions, except per share amounts)

Note 8—Accounts, Notes and Other Receivables

	December 31,	
	2010	2009
Trade	$6,698	$6,183
Other	647	326
	7,345	6,509
Less—Allowance for doubtful accounts	(277)	(235)
	$7,068	$6,274

Trade Receivables includes $1,307, and $1,167 million of unbilled balances under long-term contracts as of December 31, 2010 and December 31, 2009, respectively. These amounts are billed in accordance with the terms of customer contracts to which they relate.

Note 9—Inventories

	December 31,	
	2010	2009
Raw materials	$1,158	$ 988
Work in process	810	796
Finished products	2,144	1,823
	4,112	3,607
Reduction to LIFO cost basis	(154)	(161)
	$3,958	$3,446

Inventories valued at LIFO amounted to $248 and $211 million at December 31, 2010 and 2009, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $154 and $161 million higher at December 31, 2010 and 2009, respectively.

During the year ended December 31, 2009, the quantity of inventory valued using the last-in, first-out (LIFO) method in our Specialty Materials segment declined. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2009 purchases, the effect of which decreased cost of products sold by $12 million during the year ended December 31, 2009.

Note 10—Investments and Long-Term Receivables

	December 31,	
	2010	2009
Investments	$413	$262
Long-term trade and other receivables	83	175
Long-term financing receivables	120	142
	$616	$579

Long-Term Trade and Other Receivables include $19 and $27 million of unbilled balances under long-term contracts as of December 31, 2010 and 2009, respectively. These amounts are billed in accordance with the terms of the customer contracts to which they relate.

The following table summarizes long term trade, financing and other receivables by segment, including current portions and allowances for credit losses.

(Dollars in millions, except per share amounts)

	December 31, 2010
Automation and Control Solutions	160
Specialty Materials	11
Transportation Systems	8
Corporate	29
	$208

Allowance for credit losses for the above detailed long-term trade, financing and other receivables totaled $7 million and $7 million as of December 31, 2010 and 2009, respectively. The receivables are evaluated for impairment on an individual basis, including consideration of credit quality. The above detailed financing receivables are predominately with commercial and governmental counterparties of investment grade credit quality.

Note 11—Property, Plant and Equipment

	December 31,	
	2010	2009
Land and improvements	$ 525	$ 513
Machinery and equipment	10,204	9,982
Buildings and improvements	2,669	2,621
Construction in progress	403	405
	13,801	13,521
Less—Accumulated depreciation and amortization	(8,961)	(8,674)
	$ 4,840	$ 4,847

Depreciation expense was $724, $707 and $702 million in 2010, 2009 and 2008, respectively.

(Dollars in millions, except per share amounts)

Note 12—Goodwill and Other Intangible Assets—Net

The change in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 by segment is as follows:

	December 31, 2009	Acquisitions	Divestitures	Currency Translation Adjustment	December 31, 2010
Aerospace	$ 1,891	$ —	$—	$ (8)	$ 1,883
Automation and Control Solutions	6,918	1,074	—	(85)	7,907
Specialty Materials	1,164	132	—	(5)	1,291
Transportation Systems	521	—	—	(5)	516
	$10,494	$1,206	$—	$(103)	$11,597

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Determinable life intangibles:						
Patents and technology	$1,101	$ (676)	$ 425	$1,053	$ (595)	$ 458
Customer relationships	1,688	(399)	1,289	1,359	(282)	1,077
Trademarks	186	(84)	102	164	(62)	102
Other	512	(404)	108	514	(406)	108
	3,487	(1,563)	1,924	3,090	(1,345)	1,745
Indefinite life intangibles:						
Trademarks	650	—	650	429	—	429
	$4,137	$(1,563)	$2,574	$3,519	$(1,345)	$2,174

Intangible assets amortization expense was $263, $250, and $201 million in 2010, 2009, 2008, respectively. Estimated intangible asset amortization expense for each of the next five years approximates $259 million in 2011, $253 million in 2012, $228 million in 2013, $196 million in 2014, and $161 in 2015.

Note 13—Accrued Liabilities

	December 31, 2010	December 31, 2009
Compensation, benefit and other employee related	$1,376	$1,183
Customer advances and deferred income	1,703	1,432
Income taxes	466	455
Environmental costs	328	314
Asbestos related liabilities	162	654
Product warranties and performance guarantees	380	382
Repositioning	310	340
Other taxes (payroll, sales, VAT etc.)	249	158
Insurance	179	118
Accrued interest	116	145
Other (primarily operating expenses)	1,215	972
	$6,484	$6,153

(Dollars in millions, except per share amounts)

Note 14—Long-term Debt and Credit Agreements

	December 31, 2010	December 31, 2009
7.50% notes due 2010	$ —	$ 1,000
6.125% notes due 2011	500	500
5.625% notes due 2012	400	400
4.25% notes due 2013	600	600
3.875% notes due 2014	600	600
5.40% notes due 2016	400	400
5.30% notes due 2017	400	400
5.30% notes due 2018	900	900
5.00% notes due 2019	900	900
Industrial development bond obligations, floating rate maturing at various dates through 2037	46	47
6.625% debentures due 2028	216	216
9.065% debentures due 2033	51	51
5.70% notes due 2036	550	550
5.70% notes due 2037	600	600
Other (including capitalized leases), 0.6%—15.5% maturing at various dates through 2023	115	100
	6,278	7,264
Less—current portion	(523)	(1,018)
	$5,755	$ 6,246

The schedule of principal payments on long term debt is as follows:

	December 31, 2010
2011	$ 523
2012	412
2013	610
2014	607
2015	1
Thereafter	4,125
	6,278
Less—current portion	(523)
	$5,755

We maintain a $2,800 million five year committed revolving credit facility with a group of banks, arranged by Citigroup Global Markets Inc. and J.P.Morgan Securities Inc. which is in place through May 14, 2012. This credit facility contains a $700 million sub-limit for the issuance of letters of credit. The credit facility is maintained for general corporate purposes, including support for the issuance of commercial paper. We had no borrowings outstanding or letters of credit issued under the credit facility at December 31, 2010.

The credit agreement does not restrict our ability to pay dividends and contains no financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreement would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under the credit agreement. Such events of default include: (a) non-payment of credit agreement debt, interest or fees; (b) non-compliance with the terms of the credit agreement covenants; (c) cross-default to other debt in certain circumstances; (d) bankruptcy; and (e) defaults upon obligations under Employee Retirement Income Security Act.

(Dollars in millions, except per share amounts)

Additionally, each of the banks has the right to terminate its commitment to lend additional funds or issue letters of credit under the agreement if any person or group acquires beneficial ownership of 30 percent or more of our voting stock, or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors.

Loans under the credit facility are required to be repaid no later than May 14, 2012. We have agreed to pay a facility fee of 0.05 percent per annum on the aggregate commitment.

Interest on borrowings under the credit facility would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.15 percent (applicable margin).

The facility fee, the applicable margin over the Eurocurrency rate and the letter of credit issuance fee, are subject to change, based upon a grid determined by our long term debt ratings. The credit agreement is not subject to termination based upon a decrease in our debt ratings or a material adverse change.

In February 2009, the Company issued $600 million 3.875% Senior Notes due 2014 and $900 million 5.00% Senior Notes due 2019 (collectively, the "2009 Senior Notes"). The 2009 Senior Notes are senior unsecured and unsubordinated obligations of Honeywell and rank equally with all of Honeywell's existing and future senior unsecured debt and senior to all of Honeywell's subordinated debt. The offering resulted in gross proceeds of $1,500 million, offset by $12 million in discount and issuance costs.

In the first quarter of 2009, the Company repaid $493 million of its floating rate notes. In the third quarter of 2009, the Company repaid $500 million of its floating rate notes and $100 million of its zero coupon bonds and money multiplier notes.

In the first quarter of 2010, the Company repaid $1,000 million of its 7.50% notes. The repayment was funded with cash provided by operating activities.

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. As of December 31, 2010 and December 31, 2009 none of the receivables in the designated pools had been sold to third parties. When we sell receivables, they are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The terms of the trade accounts receivable program permit the repurchase of receivables from the third parties at our discretion, providing us with an additional source of revolving credit. As a result, program receivables remain on the Company's balance sheet with a corresponding amount recorded as either Short-term borrowings or Long-term debt.

Note 15—Lease Commitments

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

	At December 31, 2010
2011	$ 318
2012	245
2013	192
2014	145
2015	121
Thereafter	332
	$1,353

(Dollars in millions, except per share amounts)

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $373, $371 and $383 million in 2010, 2009 and 2008, respectively.

Note 16—Financial Instruments and Fair Value Measures

Credit and Market Risk—Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest and currency exchange rates and commodity prices. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties in derivative transactions are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest rates, currency exchange rates and commodity prices and restrict the use of derivative financial instruments to hedging activities.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. The terms and conditions of our credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management—We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and transactions arising from international trade. Our objective is to preserve the economic value of non-functional currency denominated cash flows. We attempt to hedge transaction exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency exchange forward and option contracts with third parties.

We hedge monetary assets and liabilities denominated in non-functional currencies. Prior to conversion into U.S. dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other (Income) Expense. We partially hedge forecasted sales and purchases, which predominantly occur in the next twelve months and are denominated in non-functional currencies, with currency forward contracts. Changes in the forecasted non-functional currency cash flows due to movements in exchange rates are substantially offset by changes in the fair value of the currency forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Open foreign currency exchange forward contracts mature predominantly in the next twelve months. At December 31, 2010 and 2009, we had contracts with notional amounts of $5,733 million and $2,959 million respectively to exchange foreign currencies, principally the U.S. dollar, Euro, British pound, Canadian dollar, Hong Kong dollar, Mexican peso, Swiss franc, Czech koruna, Chinese renminbi, Indian rupee, Singapore dollar, and Swedish krona.

Commodity Price Risk Management—Our exposure to market risk for commodity prices can result in changes in our cost of production. We primarily mitigate our exposure to commodity price risk through the use of long-term, fixed-price contracts with our suppliers and formula price agreements with suppliers and customers.

(Dollars in millions, except per share amounts)

We also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of several commodities. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized. At December 31, 2010 and 2009, we had contracts with notional amounts of $23 million and $52 million respectively related to forward commodity agreements, principally base metals and natural gas.

Interest Rate Risk Management—We use a combination of financial instruments, including long-term, medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2010 and 2009, interest rate swap agreements designated as fair value hedges effectively changed $600 million of fixed rate debt at a rate of 3.875 percent to LIBOR based floating debt. Our interest rate swaps mature in 2014.

Fair Value of Financial Instruments—The FASB's accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB's guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
	Inputs other than quoted prices that are observable for the asset or liability
Level 3	Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that our available for sale investments are level 1 and our remaining financial assets and liabilities are level 2 in the fair value hierarchy. The following table sets forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31,	
	2010	2009
Assets:		
Foreign currency exchange contracts	$ 16	$ 11
Available for sale investments	322	141
Interest rate swap agreements	22	1
Forward commodity contracts	2	4
Liabilities:		
Foreign currency exchange contracts	$ 14	$ 3
Interest rate swap agreements	—	3
Forward commodity contracts	2	—

The foreign currency exchange contracts, interest rate swap agreements, and forward commodity contracts are valued using broker quotations, or market transactions in either the listed or over-the-counter markets. As such, these derivative instruments are classified within level 2. The Company also holds investments in marketable equity securities, commercial paper, certificates of deposits, and time

(Dollars in millions, except per share amounts)

deposits that are designated as available for sale and are valued using market transactions in over-the-counter markets. As such, these investments are classified within level 2.

The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. The following table sets forth the Company's financial assets and liabilities that were not carried at fair value:

	December 31, 2010		December 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Long-term receivables	$ 203	$ 199	$ 317	$ 303
Liabilities				
Long-term debt and related current maturities	$6,278	$6,835	$7,264	$7,677

In the years ended December 31, 2010 and 2009, the Company had assets with a net book value of $32 million and $72 million, respectively, specifically property, plant and equipment, software and intangible assets, which were accounted for at fair value on a nonrecurring basis. These assets were tested for impairment and based on the fair value of these assets the Company recognized losses of $30 million and $28 million, respectively, in the years ended December 31, 2010 and 2009, primarily in connection with our repositioning actions (see Note 3 Repositioning and Other Charges). The Company has determined that the fair value measurements of these nonfinancial assets are level 3 in the fair value hierarchy.

The Company holds investments in marketable equity securities that are designated as available for sale securities. Due to an other-than-temporary decline in fair value of these investments, the Company recognized an impairment charge of $62 million in the second quarter of 2009 that is included in Other (Income) Expense.

The derivatives utilized for risk management purposes as detailed above are included on the Consolidated Balance Sheet and impacted the Statement of Operations as follows:

Fair value of derivatives classified as assets consist of the following:

		December 31,	
Designated as a Hedge	**Balance Sheet Classification**	2010	2009
Foreign currency exchange contracts	Accounts, notes, and other receivables	$ 10	$ 8
Interest rate swap agreements	Other assets	22	1
Commodity contracts	Accounts, notes, and other receivables	2	4
Not Designated as a Hedge	**Balance Sheet Classification**		
Foreign currency exchange contracts	Accounts, notes, and other receivables	$ 6	$ 3

Fair value of derivatives classified as liabilities consist of the following:

		December 31,	
Designated as a Hedge	**Balance Sheet Classification**	2010	2009
Foreign currency exchange contracts	Accrued liabilities	$ 9	$ 1
Interest rate swap agreements	Accrued liabilities	—	3
Commodity contracts	Accrued liabilities	2	—
Not Designated as a Hedge	**Balance Sheet Classification**		
Foreign currency exchange contracts	Accrued liabilities	$ 5	$ 3

(Dollars in millions, except per share amounts)

Gains (losses) recognized in OCI (effective portions) consist of the following:

Designated Cash Flow Hedge	Year Ended December, 31 2010	2009
Foreign currency exchange contracts	$ 12	$ 18
Commodity contracts	(7)	(1)

Gains (losses) reclassified from AOCI to income consist of the following:

Designated Cash Flow Hedge	Income Statement Location	Year Ended December 31, 2010	2009
Foreign currency exchange contracts	Product sales	$(19)	$ 54
	Cost of products sold	30	(44)
	Sales & general administrative	(3)	(1)
Commodity contracts	Cost of products sold	(8)	(7)

Ineffective portions of foreign currency exchange contracts and commodity derivative instruments designated in cash flow hedge relationships were insignificant in the years ended December 31, 2010 and 2009 and are located in cost of products sold.

Interest rate swap agreements are designated as hedge relationships with gains or (losses) on the derivative recognized in Interest and other financial charges offsetting the gains and losses on the underlying debt being hedged. Gains or (losses) on interest rate swap agreements recognized in earnings were $24 and $(2) million in the years ended December 31, 2010 and 2009 respectively.

We also economically hedge our exposure to changes in foreign exchange rates principally with forward contracts. These contracts are marked-to-market with the resulting gains and losses recognized in earnings offsetting the gains and losses on the non-functional currency denominated monetary assets and liabilities being hedged. We recognized $18 million and $85 million of expense, in Other (Income) Expense for the years ended December 31, 2010 and 2009, respectively.

Note 17—Other Liabilities

	Year Ended December 31, 2010	2009
Pension and other employee related	$4,216	$4,814
Environmental	425	465
Income taxes	562	476
Insurance	177	207
Asset retirement obligations(1)	86	85
Deferred income	94	106
Other	345	300
	$5,905	$6,453

(1) Asset retirement obligations primarily relate to costs associated with the future retirement of nuclear fuel conversion facilities in our Specialty Materials segment and the future retirement of facilities in our Automation and Control Solutions segment.

(Dollars in millions, except per share amounts)

A reconciliation of our liability for asset retirement obligations for the year ended December 31, 2010, is as follows:

	2010	2009
Change in asset retirement obligations:		
Balance at beginning of year	$85	$90
Liabilities settled	(3)	(3)
Adjustments	2	(5)
Accretion expense	2	3
Balance at end of year	$86	$85

Note 18—Capital Stock

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of $1. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock.

The Board of Directors has authorized the repurchase of up to a total of $3.0 billion of Honeywell common stock, which amount includes $1.3 billion that remained available under the Company's previously reported share repurchase program.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2010, there was no preferred stock outstanding.

(Dollars in millions, except per share amounts)

Note 19—Accumulated Other Comprehensive Income (Loss)

Total accumulated other comprehensive income (loss) is included in the Consolidated Statement of Shareowners' Equity. Comprehensive Income (Loss) attributable to non-controlling interest consisted predominantly of net income. The changes in Accumulated Other Comprehensive Income (Loss) are as follows:

	Pretax	Tax	After Tax
Year Ended December 31, 2010			
Foreign exchange translation adjustment	$ (249)	$ —	$ (249)
Pensions and other post retirement benefit adjustments	26	18	44
Changes in fair value of available for sale investments	90	—	90
Changes in fair value of effective cash flow hedges	(6)	2	(4)
	$ (139)	$ 20	$ (119)
Year Ended December 31, 2009			
Foreign exchange translation adjustment	$ 259	$ —	$ 259
Pensions and other post retirement benefit adjustments	(407)	136	(271)
Changes in fair value of available for sale investments(1)	112	—	112
Changes in fair value of effective cash flow hedges	38	(8)	30
	$ 2	$128	$ 130
Year Ended December 31, 2008			
Foreign exchange translation adjustment	$ (614)	$ —	$ (614)
Pensions and other post retirement benefit adjustments	(1,147)	429	(718)
Changes in fair value of available for sale investments	(51)	—	(51)
Changes in fair value of effective cash flow hedges	(40)	16	(24)
	$(1,852)	$445	$(1,407)

(1) Includes reclassification adjustment for losses included in net income

Components of Accumulated Other Comprehensive Income (Loss)

	December 31,	
	2010	2009
Cumulative foreign exchange translation adjustment	$ 220	$ 468
Pensions and other post retirement benefit adjustments	(1,441)	(1,485)
Change in fair value of available for sale investments	151	61
Change in fair value of effective cash flow hedges	3	8
	$(1,067)	$ (948)

Note 20—Stock-Based Compensation Plans

We have stock-based compensation plans available to grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted units and restricted stock to key employees. Under the 2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the Plan), a maximum of 43 million shares of Honeywell common stock may be awarded. Additionally, under the 2006 Stock Plan for Non-Employee Directors of Honeywell International Inc. (the Directors Plan) 500,000 shares of Honeywell common stock may be awarded.

Stock Options—The exercise price, term and other conditions applicable to each option granted under our stock plans are generally determined by the Management Development and Compensation Committee of the Board. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The fair value is recognized as an expense over the employee's requisite service period (generally the vesting period of the award). Options generally vest over a four-year period and expire after ten years.

(Dollars in millions, except per share amounts)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from traded options on Honeywell common stock. We used a Monte Carlo simulation model to derive an expected term. Such model uses historical data to estimate option exercise activity and post-vest termination behavior. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant.

Compensation cost on a pre-tax basis related to stock options recognized in operating results (included in selling, general and administrative expenses) in 2010, 2009 and 2008 was $55, $39 and $51 million, respectively. The associated future income tax benefit recognized in 2010, 2009 and 2008 was $16, $13 and $19 million, respectively.

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost:

	Years Ended December 31,		
	2010	2009	2008
Weighted average fair value per share of options granted during the year(1)	$ 8.96	$ 6.73	$13.81
Assumptions:			
Expected annual dividend yield	3.00%	4.26%	1.88%
Expected volatility	29.39%	35.78%	26.35%
Risk-free rate of return	2.64%	2.53%	3.09%
Expected option term (years)	5.4	5.8	5.2

(1) Estimated on date of grant using Black-Scholes option-pricing model.

The following table summarizes information about stock option activity for the three years ended December 31, 2010:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2007	41,397,369	$41.88
Granted	5,024,820	58.46
Exercised	(3,577,707)	37.40
Lapsed or canceled	(1,910,960)	49.16
Outstanding at December 31, 2008	40,933,522	43.97
Granted	9,159,650	28.40
Exercised	(645,201)	31.66
Lapsed or canceled	(8,537,598)	53.90
Outstanding at December 31, 2009	40,910,373	38.58
Granted	7,607,950	40.29
Exercised	(5,211,526)	34.77
Lapsed or canceled	(2,515,266)	44.14
Outstanding at December 31, 2010	40,791,531	$39.05
Vested and expected to vest at December 31, 2010(1)	37,802,734	$39.19
Exercisable at December 31, 2010	24,722,493	$39.43

(1) Represents the sum of vested options of 24.7 million and expected to vest options of 13.1 million. Expected to vest options are derived by applying the pre-vesting forfeiture rate assumption to total outstanding unvested options 16.1 million.

(Dollars in millions, except per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number Outstanding	Weighted Average Life(1)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$21.75—$32.99	9,715,402	6.87	$27.55	$249	3,865,364	$26.26	$104
$33.00—$39.99	9,924,474	2.92	35.92	171	9,924,474	35.92	171
$40.00—$49.99	16,890,135	7.13	42.66	177	8,539,435	44.20	77
$50.00—$74.95	4,261,520	7.13	58.25	—	2,393,220	58.16	—
	40,791,531	6.05	39.05	$597	24,722,493	39.43	$352

(1) Average remaining contractual life in years.

There were 27,427,023 and 30,314,667 options exercisable at weighted average exercise prices of $38.85 and $41.40 at December 31, 2009 and 2008, respectively. There were 21,512,252 shares available for future grants under the terms of our stock option plans at December 31, 2010.

The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during 2010, 2009 and 2008 was $54, $4 and $76 million, respectively. During 2010, 2009 and 2008, the amount of cash received from the exercise of stock options was $181, $20 and $134 million, respectively, with an associated tax benefit realized of $18, $1 and $28 million, respectively. In 2010, 2009 and 2008 we classified $13, $1 and $21 million, respectively, of this benefit as a financing cash inflow in the Consolidated Statement of Cash Flows, and the balance was classified as cash from operations.

At December 31, 2010, there was $94 million of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 2.43 years. The total fair value of options vested during 2010, 2009 and 2008 was $41, $51 and $63 million, respectively.

Restricted Stock Units—Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to certain key employees at fair market value at the date of grant as compensation. RSUs typically become fully vested over periods ranging from three to seven years and are payable in Honeywell common stock upon vesting.

The following table summarizes information about RSU activity for the three years ended December 31, 2010:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2007	5,856,997	$42.18
Granted	2,087,934	54.56
Vested	(694,660)	35.82
Forfeited	(424,554)	41.94
Non-vested at December 31, 2008	6,825,717	46.63
Granted	3,691,129	30.16
Vested	(1,313,975)	40.44
Forfeited	(940,094)	44.51
Non-vested at December 31, 2009	8,262,777	40.49
Granted	3,842,367	42.33
Vested	(1,593,979)	48.71
Forfeited	(537,212)	40.45
Non-vested at December 31, 2010	9,973,953	$39.89

(Dollars in millions, except per share amounts)

As of December 31, 2010, there was approximately $202 million of total unrecognized compensation cost related to non-vested RSUs granted under our stock plans which is expected to be recognized over a weighted-average period of 1.8 years. Compensation expense related to RSUs was $109, $79 and $77 million in 2010, 2009, and 2008, respectively.

Non-Employee Directors' Plan—Under the Directors' Plan each new director receives a one-time grant of 3,000 restricted stock units that will vest on the fifth anniversary of continuous Board service.

The Directors' Plan also provides for an annual grant to each director of options to purchase 5,000 shares of common stock at the fair market value on the date of grant. Options generally become exercisable over a four-year period and expire after ten years.

Note 21—Commitments and Contingencies

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques. It is our policy to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our recorded liabilities. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of remedial investigations and feasibility studies, the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

(Dollars in millions, except per share amounts)

The following table summarizes information concerning our recorded liabilities for environmental costs:

	Years Ended December 31,		
	2010	2009	2008
Beginning of year	$ 779	$ 946	$ 799
Accruals for environmental matters deemed probable and reasonably estimable	225	151	466
Environmental liability payments	(266)	(318)	(320)
Other	15	—	1
End of year	$ 753	$ 779	$ 946

Environmental liabilities are included in the following balance sheet accounts:

	December 31, 2010	December 31, 2009
Accrued liabilities	$328	$314
Other liabilities	425	465
	$753	$779

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that these environmental matters will have a material adverse effect on our consolidated financial position.

New Jersey Chrome Sites—The excavation and offsite disposal of approximately one million tons of chromium residue present at a predecessor Honeywell site located in Jersey City, New Jersey, known as Study Area 7 was completed in January 2010. We have also received approval of the United States District Court for the District of New Jersey for the implementation of related groundwater and sediment remedial actions, and are seeking the appropriate permits from state and federal agencies. Provisions have been made in our financial statements for the estimated cost of these remedies.

The above-referenced site is the most significant of the 21 sites located in Hudson County, New Jersey that are the subject of an Administrative Consent Order (ACO) entered into with the New Jersey Department of Environmental Protection (NJDEP) in 1993 (the "Honeywell ACO Sites"). Remedial investigations and activities consistent with the ACO have also been conducted and are underway at the other Honeywell ACO Sites. We have recorded reserves for the Honeywell ACO Sites where appropriate under the accounting policy described above.

On May 3, 2005, NJDEP filed a lawsuit in New Jersey Superior Court against Honeywell and two other companies seeking declaratory and injunctive relief, unspecified damages, and the reimbursement of unspecified total costs relating to sites in New Jersey allegedly contaminated with chrome ore processing residue. The claims against Honeywell relate to the activities of a predecessor company which ceased its New Jersey manufacturing operations in the mid-1950's. Honeywell and the two other companies have agreed to settle this litigation with NJDEP, subject to Court approval. Under the settlement, Honeywell would pay $5 million of NJDEP's past costs, as well as accept sole responsibility to remediate 24 of the 53 "Publicly Funded Sites" (i.e., those sites for which none of the three companies had previously accepted responsibility). Honeywell would also bear 50% of the costs at another 10 Publicly Funded Sites. We have recorded reserves for the Publicly Funded Sites where appropriate under the accounting policy described above.

We have entered into court-approved settlements of litigation filed in federal court against Honeywell and other landowners seeking the cleanup of chrome residue at groups of properties known as Study Areas 5, 6 South and 6 North of the Honeywell ACO Sites. The required remedial actions are consistent with our recorded reserves.

Dundalk Marine Terminal, Baltimore, MD—Chrome residue from legacy chrome plant operations in Baltimore was deposited as fill at the Dundalk Marine Terminal ("DMT"), which is owned and operated by the Maryland Port Administration ("MPA"). Honeywell and the MPA have been sharing costs to investigate and mitigate related environmental issues, and have entered into a cost sharing agreement under which Honeywell will bear 77 percent of the costs of developing and implementing permanent remedies for the DMT facility. In January 2011, the MPA and Honeywell submitted to the Maryland Department of the Environment ("MDE") a Corrective Measures Alternatives Analysis ("CMAA") of certain potential remedies for DMT to assist MDE in selection of a final remedy. Provision has been made in our financial statements for the CMAA consistent with the accounting policy described above. We have negotiated a Consent Decree with the MPA and MDE with respect to the investigation and remediation of the DMT facility. The Consent Decree is being challenged in federal court by BUILD, a Baltimore community group, together with a local church and two individuals (collectively "BUILD"). In October 2007, the Court dismissed with prejudice BUILD's state law claims and dismissed without prejudice BUILD's RCRA claims regarding neighborhoods near the DMT facility. In August 2008, the Court held a hearing on the Company's motion to dismiss BUILD's remaining claims on the grounds that MDE is diligently prosecuting the investigation and remediation of the DMT. We are awaiting the Court's decision. We do not believe that this matter will have a material adverse impact on our consolidated financial position or operating cash flows. Given the scope and complexity of this project, it is possible that the cost of remediation, when determinable, could have a material adverse impact on our results of operations in the periods recognized.

Onondaga Lake, Syracuse, NY—We are implementing a combined dredging/capping remedy of Onondaga Lake pursuant to a consent decree approved by the United States District Court for the Northern District of New York in January 2007. We have accrued for our estimated cost of remediating Onondaga Lake based on currently available information and analysis performed by our engineering consultants. Honeywell is also conducting remedial investigations and activities at other sites in Syracuse. We have recorded reserves for these investigations and activities where appropriate under the accounting policy described above.

Honeywell has entered into a cooperative agreement with potential natural resource trustees to assess alleged natural resource damages relating to this site. It is not possible to predict the outcome or duration of this assessment, or the amounts of, or responsibility for, any damages.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Products containing asbestos previously manufactured by Honeywell or by previously owned subsidiaries primarily fall into two general categories: refractory products and friction products.

Refractory Products—Honeywell owned North American Refractories Company (NARCO) from 1979 to 1986. NARCO produced refractory products (high temperature bricks and cement) that were sold largely to the steel industry in the East and Midwest. Less than 2 percent of NARCO'S products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale

(Dollars in millions, except per share amounts)

agreement). NARCO retained all liability for all other claims. On January 4, 2002, NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, the bankruptcy court enjoined both the filing and prosecution of NARCO-related asbestos claims against Honeywell. The stay has remained in effect continuously since January 4, 2002. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell (which amount was paid in December 2005 following the filing of NARCO's Third Amended Plan of Reorganization), and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness to Honeywell, upon the effective date of the plan of reorganization.

We believe that, as part of the NARCO plan of reorganization, a trust will be established for the benefit of all asbestos claimants, current and future, pursuant to Trust Distribution Procedures negotiated with the NARCO Asbestos Claimants Committee and the Court-appointed legal representative for future asbestos claimants. If the trust is put in place and approved by the Court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. Honeywell has reached agreement with the representative for future NARCO claimants and the Asbestos Claimants Committee to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows.

In November 2007, the Bankruptcy Court entered an amended order confirming the NARCO Plan without modification and approving the 524(g) trust and channeling injunction in favor of NARCO and Honeywell. In December 2007, certain insurers filed an appeal of the Bankruptcy Court Order in the United States District Court for the Western District of Pennsylvania. The District Court affirmed the Bankruptcy Court Order in July 2008. In August 2008, insurers filed a notice of appeal to the Third Circuit Court of Appeals. The appeal is fully briefed, oral argument took place on May 21, 2009, and the matter was submitted for decision. In connection with the settlement of an insurance coverage litigation matter, the insurer appellants withdrew their appeal regarding the NARCO Plan. On August 3, 2010 the Third Circuit Court of Appeals entered an order formally dismissing the NARCO appeal. The NARCO Plan of Reorganization cannot become effective, however, until the resolution of an appeal of the Chapter 11 proceedings of NARCO affiliates. The Third Circuit reheard this appeal en banc on October 13, 2010. It is not possible to predict when the Court will rule on this appeal. We expect that the stay enjoining litigation against NARCO and Honeywell will remain in effect until the effective date of the NARCO Plan of Reorganization.

Our consolidated financial statements reflect an estimated liability for settlement of pending and future NARCO-related asbestos claims of $1,125 million and $1,128 million as of December 31, 2010 and December 31, 2009, respectively. The estimated liability for pending claims is based on terms and conditions, including evidentiary requirements, in definitive agreements with approximately 260,000 current claimants, and an estimate of the unsettled claims pending as of the time NARCO filed for bankruptcy protection. Substantially all settlement payments with respect to current claims have been made. Approximately $100 million of payments due pursuant to these settlements is due only upon establishment of the NARCO trust.

The estimated liability for future claims represents the estimated value of future asbestos related bodily injury claims expected to be asserted against NARCO through 2018 and the aforementioned obligations to NARCO's parent. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018. The

(Dollars in millions, except per share amounts)

estimate is based upon the disease criteria and payment values contained in the NARCO Trust Distribution Procedures negotiated with the NARCO Asbestos Claimants Committee and the NARCO future claimants' representative. Honeywell projected the probable number and value, including trust claim handling costs, of asbestos related future liabilities based upon experience of asbestos claims filing rates in the tort system and in certain operating asbestos trusts, and the claims experience in those forums. The valuation methodology also includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history, the pending inventory of NARCO asbestos related claims and payment rates expected to be established by the NARCO trust. This methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and resulted in a range of estimated liability for future claims of $743 to $961 million. We believe that no amount within this range is a better estimate than any other amount and accordingly, we have recorded the minimum amount in the range.

As of December 31, 2010 and December 31, 2009, our consolidated financial statements reflect an insurance receivable corresponding to the liability for settlement of pending and future NARCO-related asbestos claims of $718 and $831 million, respectively. This coverage reimburses Honeywell for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs and is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. At December 31, 2010, a significant portion of this coverage is with insurance companies with whom we have agreements to pay full policy limits based on corresponding Honeywell claims costs. We conduct analyses to determine the amount of insurance that we estimate is probable of recovery in relation to payment of current and estimated future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

In the second quarter of 2006, Travelers Casualty and Insurance Company ("Travelers") filed a lawsuit against Honeywell and other insurance carriers in the Supreme Court of New York, County of New York, disputing obligations for NARCO-related asbestos claims under high excess insurance coverage issued by Travelers and other insurance carriers. In July 2010, the Company entered into a settlement agreement resolving all asbestos coverage issues with certain plaintiffs. Approximately $180 million of unsettled coverage under these policies is included in our NARCO-related insurance receivable at December 31, 2010. Honeywell believes it is entitled to the coverage at issue and expects to prevail in this matter. In the third quarter of 2007, Honeywell prevailed on a critical choice of law issue concerning the appropriate method of allocating NARCO-related asbestos liabilities to triggered policies. The plaintiffs appealed and the trial court's ruling was upheld by the intermediate appellate court in the second quarter of 2009. Plaintiffs' further appeal to the New York Court of Appeals, the highest court in New York, was denied in October 2009. A related New Jersey action brought by Honeywell has been dismissed, but all coverage claims against plaintiffs have been preserved in the New York action. Based upon (i) our understanding of relevant facts and applicable law, (ii) the terms of insurance policies at issue, (iii) our experience on matters of this nature, and (iv) the advice of counsel, we believe that the amount due from Travelers and other insurance carriers is probable of recovery. While Honeywell expects to prevail in this matter, an adverse outcome could have a material impact on our results of operations in the period recognized but would not be material to our consolidated financial position or operating cash flows.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities or assets to be higher or lower than those projected and recorded. There is no assurance that the plan of reorganization will become final, that insurance recoveries will be timely or

(Dollars in millions, except per share amounts)

whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we review our estimates periodically, and update them based on our experience and other relevant factors. Similarly, we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

Friction Products—Honeywell's Bendix friction materials (Bendix) business manufactured automotive brake parts that contained chrysotile asbestos in an encapsulated form. Existing and potential claimants consist largely of individuals who allege exposure to asbestos from brakes from either performing or being in the vicinity of individuals who performed brake replacements.

From 1981 through December 31, 2010, we have resolved approximately 155,000 Bendix related asbestos claims. We had 131 trials resulting in favorable verdicts and 18 trials resulting in adverse verdicts. Four of these adverse verdicts were reversed on appeal, five verdicts were vacated on post-trial motions, three claims were settled and the remaining have been or will be appealed. The claims portfolio was reduced in 2009 due to settlements, dismissals and the elimination of significantly aged (i.e., pending for more than six years), inactive (including claims for which the required medical and exposure showings have not been made) and duplicate claims.

The following tables present information regarding Bendix related asbestos claims activity:

Claims Activity	Years Ended December 31, 2010	Years Ended December 31, 2009
Claims Unresolved at the beginning of year	19,940	51,951
Claims Filed(a)	4,302	2,697
Claims Resolved(b)	(1,762)	(34,708)
Claims Unresolved at the end of year	22,480	19,940

(a) The number of claims filed in 2010 includes approximately 1,541 non-malignant claims (with an accrued liability of approximately $575 thousand in the aggregate), a majority of which had previously been dismissed in Mississippi and re-filed in Arkansas.

(b) The number of claims resolved in 2010 includes approximately 1,300 claims previously classified as inactive (95% non-malignant and accrued liability of approximately $2.0 million) which were activated during the current period.

Disease Distribution of Unresolved Claims	December 31, 2010	December 31, 2009
Mesothelioma and Other Cancer Claims	4,856	4,727
Other Claims	17,624	15,213
Total Claims	22,480	19,940

Honeywell has experienced average resolution values per claim excluding legal costs as follows:

	Year Ended December 31, 2010	2009	2008	2007	2006
	(in whole dollars)				
Malignant claims	$54,000	$50,000	$65,000	$33,000	$33,000
Nonmalignant claims	$ 1,300	$ 200	$ 1,500	$ 500	$ 250

It is not possible to predict whether resolution values for Bendix related asbestos claims will increase, decrease or stabilize in the future.

Our consolidated financial statements reflect an estimated liability for resolution of pending and future Bendix related asbestos claims of $594 and $566 million at December 31, 2010 and December

(Dollars in millions, except per share amounts)

31, 2009, respectively. Our liability for the estimated cost of future Bendix related asbestos claims is based on historic claims filing experience, disease classifications, expected resolution values, and historic dismissal rates. In the fourth quarter of each year, we update our analysis of the estimated cost of future Bendix related asbestos claims. We have valued Bendix pending and future claims using average resolution values for the previous five years. Changes in the tort system, which began in 2006, refocused asbestos litigation on mesothelioma cases, making the five year period 2006 through 2010 representative for forecasting purposes. We will continue to update the expected resolution values used to estimate the cost of pending and future Bendix claims during the fourth quarter each year.

The estimated liability for future claims represents the estimated value of future asbestos related bodily injury claims expected to be asserted against Bendix over the next five years. In light of the uncertainties inherent in making long-term projections, as well as certain factors unique to friction product asbestos claims, we do not believe that we have a reasonable basis for estimating asbestos claims beyond the next five years. The estimate is based upon Bendix historical experience in the tort system for the five years ended December 31, 2010 with respect to claims filing and resolution values. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts. It is similar to that used to estimate the future NARCO related asbestos claims liability.

Honeywell currently has approximately $1,900 million of insurance coverage remaining with respect to pending and potential future Bendix related asbestos claims, of which $157 and $172 million are reflected as receivables in our consolidated balance sheet at December 31, 2010 and December 31, 2009, respectively. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Insurance receivables are recorded in the financial statements simultaneous with the recording of the liability for the estimated value of the underlying asbestos claims. The amount of the insurance receivable recorded is based on our ongoing analysis of the insurance that we estimate is probable of recovery. This determination is based on our analysis of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, our interpretation of judicial determinations relevant to our insurance programs, and our consideration of the impacts of any settlements reached with our insurers. Insurance receivables are also recorded when structured insurance settlements provide for future fixed payment streams that are not contingent upon future claims or other events. Such amounts are recorded at the net present value of the fixed payment stream.

On a cumulative historical basis, Honeywell has recorded insurance receivables equal to approximately 41 percent of the value of the underlying asbestos claims recorded. However, because there are gaps in our coverage due to insurance company insolvencies, certain uninsured periods, and insurance settlements, this rate is expected to decline for any future Bendix related asbestos liabilities that may be recorded. Future recoverability rates may also be impacted by numerous other factors, such as future insurance settlements, insolvencies and judicial determinations relevant to our coverage program, which are difficult to predict. Assuming continued defense and indemnity spending at current levels, we estimate that the cumulative recoverability rate could decline over the next five years to approximately 35 percent.

Honeywell believes it has sufficient insurance coverage and reserves to cover all pending Bendix related asbestos claims and Bendix related asbestos claims estimated to be filed within the next five years. Although it is impossible to predict the outcome of either pending or future Bendix related asbestos claims, we do not believe that such claims would have a material adverse effect on our consolidated financial position in light of our insurance coverage and our prior experience in resolving such claims. If the rate and types of claims filed, the average resolution value of such claims and the period of time over which claim settlements are paid (collectively, the "Variable Claims Factors") do not substantially change, Honeywell would not expect future Bendix related asbestos claims to have a

(Dollars in millions, except per share amounts)

material adverse effect on our results of operations or operating cash flows in any fiscal year. No assurances can be given, however, that the Variable Claims Factors will not change.

Refractory and Friction Products—The following tables summarize information concerning NARCO and Bendix asbestos related balances:

Asbestos Related Liabilities

	Year Ended December 31, 2010			Year Ended December 31, 2009			Year Ended December 31, 2008		
	Bendix	NARCO	Total	Bendix	NARCO	Total	Bendix	NARCO	Total
Beginning of year	$ 566	$1,128	$1,694	$ 578	$1,131	$1,709	$ 517	$1,138	$1,655
Accrual for update to estimated liability	162	3	165	127	5	132	153	—	153
Change in estimated cost of future claims	16	—	16	11	—	11	43	—	43
Asbestos related liability payments	(157)	(6)	(163)	(148)	(8)	(156)	(140)	(7)	(147)
Update of expected resolution values for pending claims	7	—	7	(2)	—	(2)	5	—	5
End of year	$ 594	$1,125	$1,719	$ 566	$1,128	$1,694	$ 578	$1,131	$1,709

Insurance Recoveries for Asbestos Related Liabilities

	Year Ended December 31, 2010			Year Ended December 31, 2009			Year Ended December 31, 2008		
	Bendix	NARCO	Total	Bendix	NARCO	Total	Bendix	NARCO	Total
Beginning of year	$172	$ 831	$1,003	$156	$877	$1,033	$ 197	$939	$1,136
Probable insurance recoveries related to estimated liability	26	—	26	24	—	24	40	—	40
Insurance receipts for asbestos related liabilities	(41)	(100)	(141)	(8)	(8)	(16)	(116)	(62)	(178)
Insurance receivables settlements and write offs	—	(13)	(13)	—	(38)	(38)	36	—	36
Other	—	—	—	—	—	—	(1)	—	(1)
End of year	$157	$ 718	$ 875	$172	$831	$1,003	$ 156	$877	$1,033

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

	December 31,	
	2010	2009
Other current assets	$ 50	$ 62
Insurance recoveries for asbestos related liabilities	825	941
	$ 875	$1,003
Accrued liabilities	$ 162	$ 654
Asbestos related liabilities	1,557	1,040
	$1,719	$1,694

The change in accrued liabilities and asbestos related liabilities at December 31, 2010 from December 31, 2009 is driven primarily by our best estimate of the timing of expected payments related to the effective date of the NARCO trust.

(Dollars in millions, except per share amounts)

Other Matters

We are subject to a number of other lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee benefit plans, intellectual property, and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Included in these other matters are the following:

Allen, et al. v. Honeywell Retirement Earnings Plan—Pursuant to a settlement approved by the U.S. District Court for the District of Arizona in February 2008, 18 of 21 claims alleged by plaintiffs in this class action lawsuit were dismissed with prejudice in exchange for approximately $35 million and the maximum aggregate liability for the remaining three claims (alleging that Honeywell impermissibly reduced the pension benefits of certain employees of a predecessor entity when the plan was amended in 1983 and failed to calculate benefits in accordance with the terms of the plan) was capped at $500 million. Any amounts payable, including the settlement amount, have or will be paid from the Company's pension plan. In October 2009, the Court granted summary judgment in favor of the Honeywell Retirement Earnings Plan with respect to the claim regarding the calculation of benefits. We continue to expect to prevail on the remaining claims in light of applicable law and our substantial affirmative defenses, which have not yet been considered fully by the Court. Accordingly, we do not believe that a liability is probable of occurrence and reasonably estimable with respect to these claims and we have not recorded a provision for the remaining claims in our financial statements.

Quick Lube—On March 31, 2008, S&E Quick Lube, a filter distributor, filed suit in U.S. District Court for the District of Connecticut alleging that twelve filter manufacturers, including Honeywell, engaged in a conspiracy to fix prices, rig bids and allocate U.S. customers for aftermarket automotive filters. This suit is a purported class action on behalf of direct purchasers of filters from the defendants. Parallel purported class actions, including on behalf of indirect purchasers of filters, have been filed by other plaintiffs in a variety of jurisdictions in the United States and Canada. The U.S cases have been consolidated into a single multi-district litigation in the Northern District of Illinois. We intend to vigorously defend the claims raised in these actions. The Antitrust Division of the Department of Justice notified Honeywell on January 21, 2010 that it has officially closed its investigation into possible collusion in the replacement auto filters industry.

BorgWarner v. Honeywell—In this patent infringement suit in the District Court for the Western District of North Carolina, plaintiff BorgWarner is claiming that Honeywell's manufacture and sale of cast titanium compressor wheels for turbochargers infringes three BorgWarner patents and is seeking damages of up to approximately $120 million, which plaintiff asserts should be trebled for willful infringement. Because the process claimed in BorgWarner's patents had already been described in detail in printed publications and had been offered for sale before BorgWarner's alleged invention, in violation of statutory requirements for patentability, Honeywell asked the Court to enter summary judgment of invalidity of BorgWarner's patents. The Court declined to enter summary judgment in September 2010, finding that the question should be decided by a jury. Trial is scheduled for May 2011. Honeywell will continue its vigorous defense of this claim and expects to prevail at trial. In the event the Company is found liable, we do not believe that the evidence supports damages of the magnitude claimed or any finding of willfulness. Honeywell has also asked the United States Patent and Trademark Office to reexamine all three of BorgWarner's patents in light of the prior art publications. If the Patent Office ultimately invalidates the BorgWarner patents at issue prior to final adjudication of the patent infringement litigation, plaintiff would not be entitled to recover damages.

(Dollars in millions, except per share amounts)

Given the uncertainty inherent in litigation and investigations (including the specific matters referenced above), we do not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering our past experience and existing accruals, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our consolidated financial position. Because most contingencies are resolved over long periods of time, potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause us to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on our results of operations or operating cash flows in the periods recognized or paid.

Warranties and Guarantees—We have issued or are a party to the following direct and indirect guarantees at December 31, 2010:

	Maximum Potential Future Payments
Operating lease residual values	$43
Other third parties' financing	5
Unconsolidated affiliates' financing	11
Customer financing	17
	$76

We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes in the obligations become reasonably estimable. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees:

	Years Ended December 31,		
	2010	2009	2008
Beginning of year	$ 407	$ 417	$ 396
Accruals for warranties/guarantees issued during the year	214	188	242
Adjustment of pre-existing warranties/guarantees	(13)	(7)	(34)
Settlement of warranty/guarantee claims	(193)	(191)	(187)
End of year	$ 415	$ 407	$ 417

Product warranties and product performance guarantees are included in the following balance sheet accounts:

	2010	2009
Accrued liabilities	$380	$382
Other liabilities	35	25
	$415	$407

(Dollars in millions, except per share amounts)

Note 22—Pension and Other Postretirement Benefits

We sponsor both funded and unfunded U.S. and non-U.S. defined benefit pension plans covering the majority of our employees and retirees. Pension benefits for substantially all U.S. employees are provided through non-contributory, qualified and non-qualified defined benefit pension plans. U.S. defined benefit pension plans comprise 77 percent of our projected benefit obligation. Non-U.S. employees, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Non-U.S. defined benefit pension plans comprise 23 percent of our projected benefit obligation.

We also sponsor postretirement benefit plans that provide health care benefits and life insurance coverage to eligible retirees. Our retiree medical plans mainly cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. All non-union hourly and salaried employees joining Honeywell after January 1, 2000 are not eligible to participate in our retiree medical and life insurance plans. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. Honeywell has limited its subsidy of its retiree medical plans to a fixed-dollar amount for all future retirees and for more than half of its current retirees. This cap of retiree medical benefits under our plans limits our exposure to the impact of future health care cost increases. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our operating cash flow.

During the third quarter of 2010, Honeywell amended its U.S. retiree medical plan to no longer offer certain post-age-65 retirees Honeywell group coverage and facilitate their purchase of an individual plan in the Medicare marketplace. This plan amendment reduced the accumulated postretirement benefit obligation by $137 million which will be recognized as part of net periodic postretirement benefit cost over the average future service period to full eligibility of the remaining active union employees still eligible for a retiree medical subsidy.

On February 1, 2010, in connection with a new collective bargaining agreement reached with one of its union groups, Honeywell amended its U.S. retiree medical plan eliminating the subsidy for those union employees who retire after February 1, 2013. This plan amendment reduced the accumulated postretirement benefit obligation by $39 million which will be recognized as part of net periodic postretirement benefit cost over the average future service period to full eligibility of the remaining active union employees still eligible for a retiree medical subsidy. This plan amendment also resulted in a curtailment gain of $37 million in the year ended December 31, 2010 which was included as part of net periodic postretirement benefit cost. The curtailment gain represents the recognition of previously unrecognized prior service credits attributable to the future years of service of the union group for which future accrual of benefits has been eliminated.

In May 2009, Honeywell amended the U.S. retiree medical plan eliminating the subsidy for active non-union employees who retire after September 1, 2009. Employees already retired or who retired on or before September 1, 2009 were not affected by this change. This plan amendment reduced the accumulated postretirement benefit obligation by $180 million representing the elimination of benefits attributable to years of service already rendered by active non-union employees who are not eligible to retire and those eligible non-union employees who were assumed not to retire prior to September 1, 2009. This reduction in the accumulated postretirement benefit obligation will be recognized as part of net periodic postretirement benefit cost over the average future service period to full eligibility of the remaining active union employees still eligible for a retiree medical subsidy. This plan amendment also resulted in a curtailment gain of $98 million in the second quarter of 2009 which was included as part of net periodic postretirement benefit cost. The curtailment gain represented the recognition of previously unrecognized prior service credits attributable to the future years of service of the employee group for which future accrual of benefits was eliminated.

(Dollars in millions, except per share amounts)

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with our significant pension and other postretirement benefit plans at December 31, 2010 and 2009.

	Pension Benefits			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Change in benefit obligation:				
Benefit obligation at beginning of year	$13,620	$11,678	$4,266	$3,368
Service cost	221	183	51	41
Interest cost	768	785	228	208
Plan amendments	117	—	—	2
Actuarial (gains) losses	1,211	1,879	150	616
Benefits paid	(947)	(931)	(181)	(180)
Settlements and curtailments	—	—	—	(5)
Other	—	26	(141)	216
Benefit obligation at end of year	14,990	13,620	4,373	4,266
Change in plan assets:				
Fair value of plan assets at beginning of year	10,306	8,497	3,488	2,814
Actual return on plan assets	1,788	1,960	414	389
Company contributions	1,034	780	313	279
Benefits paid	(947)	(931)	(181)	(180)
Other	—	—	(95)	186
Fair value of plan assets at end of year	12,181	10,306	3,939	3,488
Funded status of plans	$ (2,809)	$ (3,314)	$ (434)	$ (778)
Amounts recognized in Consolidated Balance Sheet consist of:				
Prepaid pension benefit cost(1)	$ —	$ —	$ 135	$ 58
Accrued pension liability(2)	(2,809)	(3,314)	(569)	(836)
Net amount recognized	$ (2,809)	$ (3,314)	$ (434)	$ (778)

(1) Included in Other Assets on Consolidated Balance Sheet

(2) Included in Other Liabilities—Non-Current on Consolidated Balance Sheet

(Dollars in millions, except per share amounts)

	Other Postretirement Benefits	
	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,748	$ 1,960
Service cost	2	6
Interest cost	81	104
Plan amendments	(176)	(180)
Actuarial (gains) losses	160	47
Benefits paid	(187)	(189)
Benefit obligation at end of year	1,628	1,748
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Actual return on plan assets	—	—
Company contributions	—	—
Benefits paid	—	—
Fair value of plan assets at end of year	—	—
Funded status of plans	$(1,628)	$(1,748)
Amounts recognized in Consolidated Balance Sheet consist of:		
Accrued liabilities	(197)	(197)
Postretirement benefit obligations other than pensions(1)	(1,431)	(1,551)
Net amount recognized	$(1,628)	$(1,748)

(1) Excludes Non-U.S. plans of $46 and $43 million in 2010 and 2009, respectively.

Amounts recognized in Accumulated Other Comprehensive (Income) Loss associated with our significant pension and other postretirement benefit plans at December 31, 2010 and 2009 are as follows.

	Pension Benefits			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Transition (asset) obligation	$ —	$ —	$ 9	$ 11
Prior service cost (credit)	177	92	(19)	(19)
Net actuarial (gain) loss	1,499	1,356	321	646
Net amount recognized	$1,676	$1,448	$311	$638

	Other Postretirement Benefits	
	2010	2009
Prior service cost (credit)	$(264)	$(179)
Net actuarial (gain) loss	425	299
Net amount recognized	$ 161	$ 120

(Dollars in millions, except per share amounts)

The components of net periodic benefit cost and other amounts recognized in other comprehensive (income) loss for our significant plans for the years ended December 31, 2010, 2009, and 2008 include the following components:

	Pension Benefits					
	U.S. Plans			Non-U.S. Plans		
Net Periodic Benefit Cost	2010	2009	2008	2010	2009	2008
Service cost	$ 221	$ 183	$ 198	$ 51	$ 41	$ 57
Interest cost	768	785	765	228	208	244
Expected return on plan assets	(902)	(767)	(1,140)	(248)	(221)	(301)
Amortization of transition (asset) obligation	—	—	—	1	1	1
Amortization of prior service cost (credit)	32	26	30	(1)	(1)	(1)
Recognition of actuarial losses	182	447	3,192	289	308	112
Settlements and curtailments	—	—	—	4	—	18
Net periodic benefit cost	$ 301	$ 674	$ 3,045	$ 324	$ 336	$ 130
Other Changes in Plan Assets and Benefits Obligations Recognized in Other Comprehensive (Income) Loss	2010	2009	2008	2010	2009	2008
Actuarial (gains)/losses	$ 325	$ 686	$ 4,432	$ (20)	$ 449	$ 311
Prior service cost (credit)	117	—	27	—	2	—
Transition (asset) obligation recognized during year	—	—	—	(1)	(1)	(1)
Prior service (cost) credit recognized during year	(32)	(26)	(30)	1	1	—
Actuarial losses recognized during year	(182)	(447)	(3,192)	(289)	(308)	(129)
Foreign exchange translation adjustments	—	—	—	(17)	42	(54)
Total recognized in other comprehensive (income) loss	$ 228	$ 213	$ 1,237	$(326)	$ 185	$ 127
Total recognized in net periodic benefit costs and other comprehensive (income) loss	$ 529	$ 887	$ 4,282	$ (2)	$ 521	$ 257

The estimated prior service cost for pension benefits that will be amortized from accumulated other comprehensive (income) loss into net periodic benefit cost in 2011 are expected to be $33 million and $(2) million for U.S. and Non-U.S. benefit plans, respectively.

(Dollars in millions, except per share amounts)

Net Periodic Benefit Cost	Other Postretirement Benefits Years Ended December 31,		
	2010	2009	2008
Service cost	$ 2	$ 6	$ 13
Interest cost	81	104	122
Amortization of prior service cost (credit)	(44)	(44)	(43)
Recognition of actuarial losses	34	13	33
Settlements and curtailments	(47)	(98)	—
Net periodic benefit cost	$ 26	$ (19)	$125

Other Changes in Plan Assets & Benefits Obligations Recognized in Other Comprehensive (Income) Loss	Years Ended December 31,		
	2010	2009	2008
Actuarial (gains)/losses	$ 160	$ 47	$(131)
Prior service cost (credit)	(176)	(180)	(67)
Prior service (cost) credit recognized during year	91	141	43
Actuarial losses recognized during year	(34)	(13)	(33)
Total recognized in other comprehensive (income) loss	$ 41	$ (5)	$(188)
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$ 67	$ (24)	$ (63)

The estimated net loss and prior service (credit) for other postretirement benefits that will be amortized from accumulated other comprehensive (income) loss into net periodic benefit cost in 2011 are expected to be $44 and $(51) million, respectively.

Major actuarial assumptions used in determining the benefit obligations and net periodic benefit cost for our benefit plans are presented in the following table.

	U.S. Plans			Non-U.S. Plans		
	2010	2009	2008	2010	2009	2008
Actuarial assumptions used to determine benefit obligations as of December 31:						
Discount rate	5.25%	5.75%	6.95%	5.40%	5.71%	6.21%
Expected annual rate of compensation increase	4.50%	4.50%	4.50%	3.79%	3.87%	3.33%
Actuarial assumptions used to determine net periodic benefit cost for years ended December 31:						
Discount rate	5.75%	6.95%	6.50%	5.71%	6.21%	5.68%
Expected rate of return on plan assets	9.00%	9.00%	9.00%	7.51%	7.52%	7.65%
Expected annual rate of compensation increase	4.50%	4.50%	4.50%	3.87%	3.33%	3.84%

	Other Postretirement Benefits		
	2010	2009	2008
Actuarial Assumptions used to determine benefit obligations as of December 31:			
Discount rate	4.70%	5.25%	6.00%
Actuarial Assumptions used to determine net periodic benefit cost for years ended December 31:			
Discount rate	5.25%	6.00%	5.90%

(Dollars in millions, except per share amounts)

The discount rate for our U.S. pension and other postretirement benefits plans reflects the current rate at which the associated liabilities could be settled at the measurement date of December 31. To determine discount rates for our U.S. pension and other postretirement benefit plans, we use a modeling process that involves matching the expected cash outflows of our benefit plans to a yield curve constructed from a portfolio of double A rated fixed-income debt instruments. We use the average yield of this hypothetical portfolio as a discount rate benchmark. The discount rate used to determine the other postretirement benefit obligation is lower principally due to a shorter expected duration of other postretirement plan obligations as compared to pension plan obligations.

Our expected rate of return on U.S. plan assets is a long-term rate based on historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. We will use an expected rate of return on U.S. plan assets of 8% for 2011 down from 9% for 2010 due to lower future expected market returns. We review the expected rate of return on an annual basis and revise it as appropriate.

For non-U.S. benefit plans, none of which was individually material, assumptions reflect economic assumptions applicable to each country.

Pension Benefits

Included in the aggregate data in the tables above are the amounts applicable to our pension plans with accumulated benefit obligations exceeding the fair value of plan assets. Amounts related to such plans were as follows:

	December 31,			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Projected benefit obligation	$14,990	$13,620	$1,990	$3,539
Accumulated benefit obligation	$14,260	$12,758	$1,883	$3,344
Fair value of plan assets	$12,181	$10,306	$1,474	$2,721

The accumulated benefit obligation for our U.S. defined benefit pension plans was $14.3 and $12.8 billion and our Non-U.S. defined benefit plans were $4.1 and $4.0 billion at December 31, 2010 and 2009, respectively.

Our asset investment strategy for our U.S. pension plans focuses on maintaining a diversified portfolio using various asset classes in order to achieve our long-term investment objectives on a risk adjusted basis. Our actual invested positions in various securities change over time based on short and longer-term investment opportunities. To achieve our objectives, we have established long-term target allocations as follows: 60-70 percent equity securities, 10-20 percent fixed income securities and cash, 5-15 percent real estate investments, and 10-20 percent other types of investments. Equity securities include publicly-traded stock of companies located both inside and outside the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Real estate investments include direct investments in commercial properties and investments in real estate funds. Other types of investments include investments in private equity and hedge funds that follow several different strategies. We review our assets on a regular basis to ensure that we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations.

Our non-U.S. pension assets are typically managed by decentralized fiduciary committees with the Honeywell Corporate Investments group providing standard funding and investment guidance. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country. While our non-U.S. investment policies are different for each country, the long-term investment objectives are generally the same as those for the U.S. pension assets.

(Dollars in millions, except per share amounts)

The fair values of both our U.S. and non-U.S. pension plans assets at December 31, 2010 and 2009 by asset category are as follows:

	U.S. Plans			
	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Common stock/preferred stock:				
Honeywell common stock	$ 986	$ 986	$ —	$ —
U.S. large cap stocks	2,349	2,349	—	—
U.S. mid cap stocks	1,049	1,049	—	—
U.S. small cap stocks	301	301	—	—
International stocks	2,197	2,176	21	—
Real estate investment trusts	38	38	—	—
Fixed income investments:				
Short term investments	1,242	1,242	—	—
Government securities	240	—	240	—
Corporate bonds	1,342	—	1,342	—
Mortgage/Asset-Backed securities	422	—	422	—
Insurance contracts	10	—	10	—
Investments in private funds:				
Private funds	1,053	—	—	1,053
Hedge funds	77	—	—	77
Real estate funds	214	—	—	214
Direct investments:				
Direct private investments	167	—	—	167
Real estate properties	494	—	—	494
	$12,181	$8,141	$2,035	$2,005

	U.S. Plans			
	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Common stock/preferred stock:				
Honeywell common stock	$ 1,065	$1,065	$ —	$ —
U.S. large cap stocks	2,125	2,125	—	—
U.S. mid cap stocks	956	956	—	—
U.S. small cap stocks	277	277	—	—
International stocks	2,008	1,991	17	—
Real estate investment trusts	48	48	—	—
Fixed income investments:				
Short term investments	362	362	—	—
Government securities	232	—	232	—
Corporate bonds	1,155	—	1,155	—
Mortgage/Asset-Backed securities	347	—	347	—
Insurance contracts	9	—	9	—
Investments in private funds:				
Private funds	911	—	—	911
Hedge funds	78	—	—	78
Real estate funds	132	—	—	132
Direct investments:				
Direct private investments	149	—	—	149
Real estate properties	452	—	—	452
	$10,306	$6,824	$1,760	$1,722

(Dollars in millions, except per share amounts)

	Non-U.S. Plans			
	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Common stock/preferred stock:				
U.S. companies	$ 338	$327	$ 11	$ —
Non-U.S. companies	1,556	336	1,220	—
Fixed income investments:				
Short-term investments	176	176	—	—
Government securities	915	—	915	—
Corporate bonds	431	—	431	—
Mortgage/Asset-backed securities	14	—	14	—
Insurance contracts	196	—	196	—
Investments in private funds:				
Private funds	89	—	—	89
Hedge funds	55	—	—	55
Real estate funds	169	—	—	169
	$3,939	$839	$2,787	$313

	Non-U.S. Plans			
	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Common stock/preferred stock:				
U.S. companies	$ 326	$244	$ 82	$ —
Non-U.S. companies	1,316	278	1,038	—
Fixed income investments:				
Short-term investments	231	231	—	—
Government securities	724	—	724	—
Corporate bonds	406	—	406	—
Mortgage/Asset-backed securities	10	—	10	—
Insurance contracts	206	—	206	—
Investments in private funds:				
Private funds	81	—	—	81
Hedge funds	51	—	—	51
Real estate funds	137	—	—	137
	$3,488	$753	$2,466	$269

(Dollars in millions, except per share amounts)

The following tables summarize changes in the fair value of Level 3 assets for the years ended December 31, 2010 and 2009:

	U.S. Plans				
	Private Equity/Debt Funds	Direct Private Investments	Hedge Funds	Real Estate Funds	Real Estate Properties
Balance at December 31, 2008	$ 659	$142	$123	$ 197	$ 646
Actual Return on plan assets:					
Relating to assets still held at year-end	121	3	17	(102)	(228)
Relating to assets sold during the year	7	—	11	—	—
Purchases, sales and settlements	124	4	(73)	37	34
Balance at December 31, 2009	911	149	78	132	452
Actual Return on plan assets:					
Relating to assets still held at year-end	42	(9)	11	36	45
Relating to assets sold during the year	29	—	1	1	10
Purchases, sales and settlements	71	27	(13)	45	(13)
Balance at December 31, 2010	$1,053	$167	$ 77	$ 214	$ 494

	Non-U.S. Plans		
	Private Equity/Debt Funds	Hedge Funds	Real Estate Funds
Balance at December 31, 2008	$38	$ 46	$114
Actual Return on plan assets:			
Relating to assets still held at year-end	(5)	15	24
Relating to assets sold during the year	(1)	(10)	(4)
Purchases, sales and settlements	49	—	3
Balance at December 31, 2009	81	51	137
Actual Return on plan assets:			
Relating to assets still held at year-end	2	4	2
Relating to assets sold during the year	3	—	5
Purchases, sales and settlements	3	—	25
Balance at December 31, 2010	$89	$ 55	$169

Our U.S. pension assets at December 31, 2010 and 2009 include $834 and $481 million respectively, in notional derivative exposure primarily related to outstanding equity futures contracts. The Company enters into futures contracts to gain exposure to certain markets.

Common stocks, preferred stocks, real estate investment trusts, and short-term investments are valued at the closing price reported in the active market in which the individual securities are traded. Corporate bonds, mortgages, asset-backed securities, and government securities are valued either by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows and as such include adjustments for certain risks that may not be observable such as credit and liquidity risks. Certain securities are held in commingled funds which are valued using net asset values provided by the administrators of the funds. Investments in private equity, debt and hedge funds and direct private investments are valued at estimated fair value based

(Dollars in millions, except per share amounts)

on quarterly financial information received from the investment advisor and/or general partner. Investments in real estate are valued based on annual independent appraised values.

Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2010, 2009 and 2008, we were not required to make contributions to our U.S. pension plans, however, we made voluntary contributions of $1,000, $740 and $242 million, respectively, primarily to improve the funded status of our plans. During 2011, we are still not required to make any contributions to our U.S. pension plans, however, in January 2011 we made a voluntary cash contribution of $1 billion to improve the funded status of our plans. In 2010, we contributed marketable securities valued at $242 million to one of our non-U.S. plans. In 2011, we also expect to contribute approximately $55 million to our non-U.S. defined benefit pension plans to satisfy regulatory funding standards and to fund benefits to be paid directly from Company assets.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

	U.S. Plans	Non-U.S. Plans
2011	$ 996	$ 172
2012	1,015	176
2013	1,019	182
2014	1,036	186
2015	1,081	191
2016-2020	5,172	1,039

Other Postretirement Benefits

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) provides subsidies for employers that sponsor postretirement health care plans that provide prescription drug coverage that is at least actuarially equivalent to that offered by Medicare Part D. The March 2010 enactment of the Patient Protection and Affordable Care Act, including modifications made in the Health Care and Education Reconciliation Act of 2010 resulted in a one-time, non-cash charge of $13 million related to income taxes in the first quarter of 2010. The charge results from a change in the tax treatment of the Medicare Part D program. The impact of the Act reduced other postretirement benefits expense by approximately $11 and $21 million in 2009 and 2008, respectively. The impact of the Act on other postretirement benefits expense was insignificant in 2010.

	December 31,	
	2010	2009
Assumed health care cost trend rate:		
Health care cost trend rate assumed for next year	8.0%	8.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2017	2016

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 6	$ (4)
Effect on postretirement benefit obligation	$119	$(78)

(Dollars in millions, except per share amounts)

Benefit payments reflecting expected future service, as appropriate, are expected to be paid as follows:

	Without Impact of Medicare Subsidy	Net of Medicare Subsidy
2011	$201	$188
2012	187	173
2013	175	161
2014	163	150
2015	153	140
2016-2020	624	564

Employee Savings Plans

We sponsor employee savings plans under which we match, in the form of our common stock, savings plan contributions for certain eligible employees. Shares issued under the stock match plans were 2.4, 4.8 and 4.9 million at a cost of $105, $158 and $220 million in 2010, 2009, and 2008, respectively.

Note 23—Segment Financial Data

We globally manage our business operations through four reportable operating segments serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Our four reportable segments are as follows:

- Aerospace is organized by customer end-market (Air Transport and Regional, Business and General Aviation and Defense and Space) and provides products and services which include auxiliary power units; propulsion engines; environmental control systems; electric power systems, engine controls; repair and overhaul services; flight safety, communications, navigation, radar and surveillance systems; aircraft lighting; management and technical services; logistic services; advanced systems and instruments; and aircraft wheels and brakes.
- Automation and Control Solutions includes Products (controls for heating, cooling, indoor air quality, ventilation, humidification, lighting and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature and electrical current; security, fire and gas detection; personal protection equipment; access control; video surveillance; remote patient monitoring systems; and automatic identification and data collection); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings as well as equipment that controls, measures and analyzes natural gas production and transportation).
- Specialty Materials includes fluorocarbons, hydrofluoroolefins, caprolactam, resins, ammonium sulfate for fertilizer, specialty films, waxes, additives, advanced fibers, customized research chemicals and intermediates, electronic materials and chemicals, catalysts and adsorbents.
- Transportation Systems includes Honeywell Turbo Technologies (turbochargers, charge-air and thermal systems, brake hard parts and other friction materials); and the Consumer Products Group (car care products including antifreeze, filters, spark plugs, and cleaners, waxes and additives).

The accounting policies of the segments are the same as those described in Note 1. Honeywell's senior management evaluates segment performance based on segment profit. Segment profit is measured as business unit income (loss) before taxes excluding general corporate unallocated expense, other income (expense), interest and other financial charges, pension and other postretirement benefits (expense), stock compensation expense, repositioning and other charges and accounting changes.

(Dollars in millions, except per share amounts)

	Years Ended December 31,		
	2010	2009	2008
Net sales			
Aerospace			
Product	$ 5,868	$ 5,930	$ 7,676
Service	4,815	4,833	4,974
Total	10,683	10,763	12,650
Automation and Control Solutions			
Product	11,733	10,699	11,953
Service	2,016	1,912	2,065
Total	13,749	12,611	14,018
Specialty Materials			
Product	4,449	3,895	4,961
Service	277	249	305
Total	4,726	4,144	5,266
Transportation Systems			
Product	4,212	3,389	4,622
Total	4,212	3,389	4,622
Corporate			
Service	—	1	—
Total	—	1	—
	$33,370	$30,908	$36,556
Depreciation and amortization			
Aerospace	$ 224	$ 217	$ 202
Automation and Control Solutions	368	352	321
Specialty Materials	222	209	208
Transportation Systems	114	119	122
Corporate	59	60	50
	$ 987	$ 957	$ 903
Segment profit			
Aerospace	$ 1,835	$ 1,893	$ 2,300
Automation and Control Solutions	1,770	1,588	1,622
Specialty Materials	749	605	721
Transportation Systems	473	156	406
Corporate	(211)	(145)	(204)
	$ 4,616	$ 4,097	$ 4,845
Capital expenditures			
Aerospace	$ 158	$ 184	$ 246
Automation and Control Solutions	131	114	208
Specialty Materials	188	153	194
Transportation Systems	85	70	110
Corporate	89	88	126
	$ 651	$ 609	$ 884

	December 31,		
	2010	2009	2008
Total assets			
Aerospace	$ 8,604	$ 8,386	$ 8,476
Automation and Control Solutions	18,183	15,474	14,609
Specialty Materials	4,938	4,657	5,232
Transportation Systems	2,985	2,772	2,787
Corporate	3,124	4,704	4,466
	$37,834	$35,993	$35,570

(Dollars in millions, except per share amounts)

A reconciliation of segment profit to consolidated income from continuing operations before taxes are as follows:

	Years Ended December 31,		
	2010	2009	2008
Segment profit	$4,616	$4,097	$ 4,845
Other income/(expense)(1)	66	29	685
Interest and other financial charges	(386)	(459)	(456)
Stock compensation expense(2)	(164)	(118)	(128)
Pension expense—ongoing(2)(3)	(189)	(296)	91
Pension mark to market adjustment(2)(3)	(471)	(741)	(3,290)
Other postretirement income/(expense)(2)	(29)	15	(135)
Repositioning and other charges(2)	(600)	(478)	(1,012)
Income before taxes(3)	$2,843	$2,049	$ 600

(1) Equity income/(loss) of affiliated companies is included in Segment Profit.

(2) Amounts included in cost of products and services sold and selling, general and administrative expenses.

(3) As revised for the change in our method of recognizing pension expense. See Note 1 of Notes to Financial Statements for a discussion of the change and the impacts of the change for the years ended December 31, 2009 and 2008.

Note 24—Geographic Areas—Financial Data

	Net Sales(1)			Long-lived Assets(2)		
	Years Ended December 31,			Years Ended December 31,		
	2010	2009	2008	2010	2009	2008
United States	$19,636	$18,742	$22,291	$14,176	$13,493	$14,193
Europe	8,419	7,632	9,484	2,988	2,232	2,050
Other International	5,315	4,534	4,781	1,847	1,790	1,143
	$33,370	$30,908	$36,556	$19,011	$17,515	$17,386

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $3,655, $3,585 and $3,506 million in 2010, 2009 and 2008, respectively.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

(Dollars in millions, except per share amounts)

Note 25—Supplemental Cash Flow Information

	Years Ended December 31,		
	2010	2009	2008
Payments for repositioning and other charges:			
Severance and exit cost payments	$(151)	$(200)	$(157)
Environmental payments	(266)	(318)	(320)
Proceeds from sale of insurance receivable	—	—	82
Insurance receipts for asbestos related liabilities	141	16	96
Asbestos related liability payments	(163)	(156)	(147)
	$(439)	$(658)	$(446)
Interest paid, net of amounts capitalized	$ 410	$ 469	$ 415
Income taxes paid, net of refunds	80	361	810
Non-cash investing and financing activities:			
Common stock contributed to savings plans	105	153	220
Common stock contributed to U.S. pension plans	400	740	200
Marketable securities contributed to non-U.S. pension plans	242	—	—

Note 26—Unaudited Quarterly Financial Information

	2010(1)				
	Mar. 31(2)	June 30(3)	Sept. 30(4)	Dec. 31(5)	Year
Net Sales	$ 7,776	$ 8,161	$ 8,392	$ 9,041	$33,370
Gross Profit	1,918	2,012	2,023	1,898	7,851
Net Income attributable to Honeywell	489	566	598	369	2,022
Earnings per share—basic	0.63	0.74	0.77	0.47	2.61
Earnings per share—assuming dilution	0.63	0.73	0.76	0.47	2.59
Dividends paid	0.3025	0.3025	0.3025	0.3025	1.21
Market Price					
High	45.27	48.52	44.46	53.72	53.72
Low	36.87	39.03	38.53	43.61	36.87

	2009(1)				
	Mar. 31(6)	June 30(7)	Sept. 30(8)	Dec. 31(9)	Year
Net Sales	$ 7,570	$ 7,566	$ 7,700	$ 8,072	$30,908
Gross Profit	1,772	1,842	1,861	1,421	6,896
Net Income attributable to Honeywell	375	431	592	150	1,548
Earnings per share—basic	0.51	0.58	0.78	0.20	2.06
Earnings per share—assuming dilution	0.51	0.57	0.77	0.20	2.05
Dividends paid	0.3025	0.3025	0.3025	0.3025	1.21
Market Price					
High	36.04	35.79	40.17	41.31	41.31
Low	23.23	29.29	29.31	35.89	23.23

(1) As revised for the change in our method of recognizing pension expense. See Note 1 of Notes to Financial Statements for a discussion of the change and the impacts of the change for the year ended December 31, 2009.

(2) For the quarter ended March 31, 2010 our retrospective change in recognizing pension expense increased Gross Profit by $124 million, Net income attributable to Honeywell by $103 million, Earnings per share, basic by $0.13 and Earnings per share, assuming dilution by $0.13.

(Dollars in millions, except per share amounts)

(3) For the quarter ended June 30, 2010 our retrospective change in recognizing pension expense increased Gross Profit by $120 million, Net income attributable to Honeywell by $98 million, Earnings per share, basic by $0.13 and Earnings per share, assuming dilution by $0.13.

(4) For the quarter ended September 30, 2010 our retrospective change in recognizing pension expense increased Gross Profit by $121 million, Net income attributable to Honeywell by $99 million, Earnings per share, basic by $0.13 and Earnings per share, assuming dilution by $0.13.

(5) The quarter ended December 31, 2010 includes $471 of pension expense as a result of mark-to-market adjustments. See Note of Notes to Financial Statements for a discussion of our accounting policy.

(6) For the quarter ended March 31, 2009 our retrospective change in recognizing pension expense reduced Gross Profit by $42 million, Net income attributable to Honeywell by $22 million, Earnings per share, basic by $0.03 and Earnings per share, assuming dilution by $0.03.

(7) For the quarter ended June 30, 2009 our retrospective change in recognizing pension expense reduced Gross Profit by $42 million, Net income attributable to Honeywell by $19 million, Earnings per share, basic by $0.03 and Earnings per share, assuming dilution by $0.03.

(8) For the quarter ended September 30, 2009 our retrospective change in recognizing pension expense reduced Gross Profit by $42 million, Net income attributable to Honeywell by $16 million, Earnings per share, basic by $0.02 and Earnings per share, assuming dilution by $0.02.

(9) For the quarter ended December 31, 2009 our retrospective change in recognizing pension expense reduced Gross Profit by $701 million, Net income attributable to Honeywell by $548 million, Earnings per share, basic by $0.72 and Earnings per share, assuming dilution by $0.71. The quarter ended December 31, 2009 includes $741 of pension expense as a result of mark-to-market adjustments. See Note of Notes to Financial Statements for a discussion of our accounting policy.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Honeywell International Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2)presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, in 2010 the Company has changed its method of accounting for defined benefit pension costs. All periods have been retroactively restated for this accounting change.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
February 11, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable

Item 9A. Controls and Procedures

Honeywell management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure information required to be disclosed in the reports that Honeywell files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that it is accumulated and communicated to our management, including our Chief Executive Officer, our Chief Financial Officer and our Controller, as appropriate, to allow timely decisions regarding required disclosure. There have been no changes that have materially affected, or are reasonably likely to materially affect, Honeywell's internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Honeywell management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Honeywell's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Honeywell's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Honeywell's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Honeywell's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Honeywell's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Honeywell's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Based on this assessment, management determined that Honeywell maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of Honeywell's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in "Item 8. Financial Statements and Supplementary Data."

Item 9B. Other Information

Not Applicable

Item 10. Directors and Executive Officers of the Registrant

Information relating to the Directors of Honeywell, as well as information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, will be contained in our definitive Proxy Statement involving the election of the Directors, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2010, and such information is incorporated herein by reference. Certain other information relating to the Executive Officers of Honeywell appears in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant".

The members of the Audit Committee of our Board of Directors are: Linnet Deily (Chair), Kevin Burke, Scott Davis, George Paz, and Michael W. Wright. The Board has determined that Ms. Deily is the "audit committee financial expert" as defined by applicable SEC rules and that Ms. Deily, Mr. Davis, and Mr. Paz satisfy the "accounting or related financial management expertise" criteria established by the NYSE. All members of the Audit Committee are "independent" as that term is defined in applicable SEC Rules and NYSE listing standards.

Honeywell's Code of Business Conduct is available, free of charge, on our website under the heading "Investor Relations" (see "Corporate Governance"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Honeywell's Code of Business Conduct applies to all Honeywell directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees. Amendments to or waivers of the Code of Business Conduct granted to any of Honeywell's directors or executive officers will be published on our website within five business days of such amendment or waiver

Item 11. Executive Committee

Information relating to executive compensation is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information relating to security ownership of certain beneficial owners and management and related stockholder matters is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information relating to certain relationships and related transactions is contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information relating to fees paid to and services performed by PricewaterhouseCoopers LLP in 2010 and 2009 and our Audit Committee's pre-approval policies and procedures with respect to non-audit services are contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant," and such information is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1.) Consolidated Financial Statements:

(a)(2.) Consolidated Financial Statement Schedules:

All other financial statement schedules have been omitted because they are not applicable to us or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3.) Exhibits

See the Exhibit Index on pages 119 through 123 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HONEYWELL INTERNATIONAL INC.

Date: February 11, 2011

By: /s/ Kathleen A. Winters
Kathleen A. Winters
Vice President and Controller
(on behalf of the Registrant
and as the Registrant's
Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

Name

*
David M. Cote
Chairman of the Board,
Chief Executive Officer
and Director

*
Gordon M. Bethune
Director

*
Kevin Burke
Director

*
Jaime Chico Pardo
Director

*
D. Scott Davis
Director

/s/ David J. Anderson
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Name

*
Linnet F. Deily
Director

*
Clive R. Hollick
Director

*
George Paz
Director

*
Bradley T. Sheares, Ph.D.
Director

*
Michael W. Wright
Director

/s/ Kathleen A. Winters
Kathleen A. Winters
Vice President and Controller
(Principal Accounting Officer)

*By: /s/ David J. Anderson
(David J. Anderson
Attorney-in-fact)

February 11, 2011

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Amended and Restated Certificate of Incorporation of Honeywell International Inc., as amended April 26, 2010 (incorporated by reference to Exhibit 3(i) to Honeywell's Form 8-K filed April 27, 2010)
3(ii)	By-laws of Honeywell International Inc., as amended April 26, 2010 (incorporated by reference to Exhibit 3(ii) to Honeywell's Form 8-K filed April 27, 2010)
4	Honeywell International Inc. is a party to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of Honeywell and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Honeywell agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.
10.1*	2003 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (incorporated by reference to Honeywell's Proxy Statement, dated March 17, 2003, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934), and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004, Exhibit 10.1 to Honeywell's Form 10-K for the year ended December 31, 2006 and Exhibit 10.1 to Honeywell's Form 10-K for the year ended December 31, 2008
10.2*	Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc., as amended and restated (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for quarter ended June 30, 2003), and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004 and Exhibit 10.2 to Honeywell's Form 10-K for the year ended December 31, 2005
10.3*	Stock Plan for Non-Employee Directors of AlliedSignal Inc., as amended (incorporated by reference to Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended June 30, 2003), and amended by Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended June 30, 2007 and Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended September 30, 2008
10.4*	Honeywell International Inc. Incentive Compensation Plan for Executive Employees, as amended and restated (incorporated by reference to Exhibit 10.5 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.5*	Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries, as amended and restated (incorporated by reference to Exhibit 10.6 to Honeywell's Form 10-K for the year ended December 31, 2008), and amended by the attached amendments (filed herewith)
10.6*	Honeywell International Inc. Severance Plan for Senior Executives, as amended and restated (incorporated by reference to Exhibit 10.7 to Honeywell's Form 10-K for the year ended December 31, 2008), and amended by Exhibit 10.7 to Honeywell's Form 10-K for the year ended December 31, 2009
10.7*	Salary and Incentive Award Deferral Plan for Selected Employees of Honeywell International Inc., and its Affiliates, as amended and restated (incorporated by reference to Exhibit 10.8 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.8*	1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates, as amended (incorporated by reference to Exhibit A to Honeywell's Proxy Statement, dated March 10, 1994, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934), and amended by Exhibit 10.1 to Honeywell's Form 8-K filed December 21, 2004, Exhibit 10.9 to Honeywell's Form 10-K for the year ended December 31, 2006, Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended June 30, 2007 and Exhibit 10.9 to Honeywell's Form 10-K for the year ended December 31, 2008

Exhibit No.	Description
10.9*	Honeywell International Inc. Supplemental Pension Plan, as amended and restated (incorporated by reference to Exhibit 10.10 to Honeywell's Form 10-K for the year ended December 31, 2008), and amended by Exhibit 10.10 to Honeywell's Form 10-K for the year ended December 31, 2009
10.10*	Honeywell International Inc. Supplemental Executive Retirement Plan for Executives in Career Band 6 and Above, as amended and restated (incorporated by reference to Exhibit 10.12 to Honeywell's Form 10-K for the year ended December 31, 2008), and amended by Exhibit 10.12 to Honeywell's Form 10-K for the year ended December 31, 2009
10.11*	Honeywell Supplemental Defined Benefit Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.13 to Honeywell's Form 10-K for the year ended December 31, 2008), and amended by Exhibit 10.13 to Honeywell's Form 10-K for the year ended December 31, 2009
10.12*	Letter between David J. Anderson and Honeywell International Inc. dated June 12, 2003 (incorporated by reference to Exhibit 10.26 to Honeywell's Form 10-Q for the quarter ended June 30, 2003), and amended by Exhibit 10.14 to Honeywell's Form 10-K for the year ended December 31, 2008
10.13*	Honeywell International Inc. Severance Plan for Corporate Staff Employees (Involuntary Termination Following a Change in Control), as amended and restated (incorporated by reference to Exhibit 10.16 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.14*	Employment Agreement dated as of February 18, 2002 between Honeywell and David M. Cote (incorporated by reference to Exhibit 10.24 to Honeywell's Form 8-K filed March 4, 2002), and amended by Exhibit 10.3 to Honeywell's Form 10-Q for the quarter ended September 30, 2008 and Exhibit 10.17 to Honeywell's Form 10-K for the year ended December 31, 2008
10.15*	2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates Award Agreement (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed February 7, 2005)
10.16*	2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates Restricted Unit Agreement (incorporated by reference to Exhibit 10.21 to Honeywell's Form 10-K for the year ended December 31, 2005)
10.17*	Stock Plan For Non-Employee Directors of Honeywell International Inc. Option Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 29, 2005)
10.18*	Deferred Compensation Agreement dated August 4, 2006 between Honeywell and David M. Cote (incorporated by reference to Exhibit 10.22 to Honeywell's Form 10-K for the year ended December 31, 2006) and amended by Exhibit 10.22 to Honeywell's Form 10-K for the year ended December 31, 2009
10.19*	Letter Agreement dated July 27, 2001 between Honeywell and Larry E. Kittelberger (incorporated by reference to Exhibit 10.23 to Honeywell's Form 10-K for the year ended December 31, 2006), and amended by Exhibit 10.23 to Honeywell's Form 10-K for the year ended December 31, 2008
10.20*	Honeywell Supplemental Retirement Plan (incorporated by reference to Exhibit 10.24 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.21*	Pittway Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.25 to Honeywell's Form 10-K for the year ended December 31, 2006) and amended by Exhibit 10.25 to Honeywell's Form 10-K for the year ended December 31, 2008 and Exhibit 10.25 to Honeywell's 10-K for the year ended December 31, 2009

Exhibit No.	Description
10.22*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates, as amended and restated (incorporated by reference to Exhibit 10.26 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.23*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates—Form of Option Award Agreement (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended March 31, 2009)
10.24*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates—Form of Restricted Unit Agreement (incorporated by reference to Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended March 31, 2009)
10.25*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates—Form of Growth Plan Agreement (incorporated by reference to Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended March 31, 2010)
10.26*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates—Form of Performance Share Agreement (incorporated by reference to Exhibit 10.30 to Honeywell's Form 10-K for the year ended December 31, 2006)
10.27*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc., as amended and restated (incorporated by reference to Exhibit 10.31 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.28*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.—Form of Option Agreement (incorporated by reference to Exhibit 10.7 to Honeywell's Form10-Q for the quarter ended June 30, 2006)
10.29*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.—Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.8 to Honeywell's Form 10-Q for the quarter ended June 30, 2006)
10.30*	2006 Stock Plan for Non-Employee Directors of Honeywell International Inc.—Form of Restricted Unit Agreement (incorporated by reference to Exhibit 10.34 to Honeywell's Form 10-K for the year ended December 31, 2008)
10.31*	2007 Honeywell Global Employee Stock Plan (incorporated by reference to Honeywell's Proxy Statement, dated March 12, 2007, filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934)
10.32*	Letter Agreement dated July 20, 2007 between Honeywell and Roger Fradin (incorporated by reference to Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended September 30, 2007) and amended by Exhibit 10.36 to Honeywell's Form 10-K for the year ended December 31, 2009
10.33*	Consulting Agreement dated March 24, 2010 between Honeywell and Larry Kittelberger (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended March 31, 2010)
10.34*	Letter Agreement dated October 6, 2010 between Honeywell and Roger Fradin (filed herewith)
10.35*	Employee Non-Competition Agreement dated October 26, 2010 for Andreas Kramvis (filed herewith)
10.36*	2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates—Form of Restricted Unit Agreement, Form 2 (incorporated by reference to Exhibit 10.2 to Honeywell's Form 10-Q for the quarter ended June 30, 2010)
10.37*	2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates—Form of Option Award Agreement, Form 2 (filed herewith)
10.38*	Letter Agreement dated September 3, 2009 between Honeywell and Timothy Mahoney (filed herewith)

Exhibit No.	Description
10.39*	Form of Honeywell International Inc. Noncompete Agreement for Senior Executives (filed herewith)
10.40	Amended and Restated Five Year Credit Agreement dated as of May 14, 2007 by and among Honeywell International Inc., the banks, financial institutions and other institutional lenders parties thereto, Citicorp USA, Inc., as administrative agent, Citibank International PLC, as swing line agent, JPMorgan Chase Bank, N.A., as syndication agent, Bank of America, N.A., Barclays Bank PLC, Deutsche Bank AG New York Branch and UBS Loan Finance LLC, as documentation agents, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and co-book managers (incorporated by reference to Exhibit 10.1 to Honeywell's 8-K filed May 18, 2007)
10.41	Purchase and Sale Agreement between Catalysts, Adsorbents and Process Systems, Inc., and Honeywell Specialty Materials, LLC, dated September 30, 2005 (incorporated by reference to Exhibit 10.23 to Honeywell's Form 10-Q for the quarter ended September 30, 2005)
10.42	Stock Purchase Agreement by and between Honeywell International Inc. and M&F Worldwide Corp. (incorporated by reference to Exhibit 2.1 to Honeywell's Form 8-K filed November 1, 2005)
10.43	Stock Purchase Agreement dated April 3, 2008 by and among Honeywell International Inc., Safety Products Holdings, Inc., the selling shareholders party thereto, and Odyssey Investment Services, L.L.C. (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed April 7, 2008)
10.44	Stock and Asset Purchase Agreement dated June 9, 2008, by and between Honeywell International Inc. and BE Aerospace, Inc. (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed June 11, 2008)
10.45	Tender Offer Agreement dated May 19, 2010 by and among Sperian Protection S.A., Honeywell International Inc. and Honeywell Holding France SAS (incorporated by reference to Exhibit 10.1 to Honeywell's Form 10-Q for the quarter ended June 30, 2010)
10.46	Stock and Asset Purchase Agreement by and among Autoparts Holdings Limited, Honeywell International Inc. and Rank Group Limited dated January 27, 2011 (incorporated by reference to Exhibit 10.1 to Honeywell's Form 8-K filed January 31, 2011)
12	Statement re: Computation of Ratio of Earnings to Fixed Charges (filed herewith)
18	Letter on Change in Accounting Principles (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of PricewaterhouseCoopers LLP (filed herewith)
24	Powers of Attorney (filed herewith)
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101.INS	XBRL Instance Document (furnished herewith)

Exhibit No.	Description
101.SCH	XBRL Taxonomy Extension Schema (furnished herewith)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (furnished herewith)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (furnished herewith)
101.LAB	XBRL Taxonomy Extension Label Linkbase (furnished herewith)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (furnished herewith)

The Exhibits identified above with an asterisk (*) are management contracts or compensatory plans or arrangements.

HONEYWELL INTERNATIONAL INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2010
(Dollars in millions)

Allowance for Doubtful Accounts:

Balance December 31, 2007	$ 181
Provision charged to income	93
Deductions from reserves	(94)
Acquisitions	6
Balance December 31, 2008	186
Provision charged to income	177
Deductions from reserves	(134)
Acquisitions	6
Balance December 31, 2009	235
Provision charged to income	145
Deductions from reserves	(111)
Acquisitions	8
Balance December 31, 2010	$ 277

Deferred Tax Assets—Valuation Allowance

Balance December 31, 2007	$ 490
Additions charged to income tax expense	112
Reductions credited to income tax expense	(54)
Reductions charged to deferred tax assets due to expiring NOLs	(8)
Reductions charged to deferred tax assets due to capital loss carryforwards	(7)
Additions charged to equity	(51)
Reductions credited to goodwill	(37)
Balance December 31, 2008	445
Additions charged to income tax expense	142
Reductions credited to income tax expense	(30)
Reductions charged to deferred tax asset due to expired NOL	3
Reductions charged to deferred tax assets due to capital loss carryforwards	(9)
Additions charged to equity	27
Balance December 31, 2009	578
Additions charged to income tax expense	129
Reductions credited to income tax expense	(90)
Reductions charged to deferred tax asset due to expired NOL	(7)
Reductions charged to deferred tax assets due to capital loss carryforwards	(1)
Additions charged to equity	(17)
Additions charged to goodwill	44
Balance December 31, 2010	$ 636

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LEADERSHIP TEAM AND CORPORATE OFFICERS

DAVID M. COTE
Chairman and
Chief Executive Officer

ROGER FRADIN
President and
Chief Executive Officer
Automation and Control
Solutions

ALEXANDRE ISMAIL
President and
Chief Executive Officer
Transportation Systems

ANDREAS KRAMVIS
President and
Chief Executive Officer
Specialty Materials

TIMOTHY O. MAHONEY
President and
Chief Executive Officer
Aerospace

DAVID J. ANDERSON
Senior Vice President and
Chief Financial Officer

MARK R. JAMES
Senior Vice President
Human Resources and
Communications

KRISHNA MIKKILINENI
Senior Vice President
Engineering and
Operations

KATHERINE L. ADAMS
Senior Vice President and
General Counsel

RHONDA GERMANY
Vice President
Strategy and Business
Development

SHANE TEDJARATI
President
Honeywell China and
India

HARSH BANSAL
Vice President
Investments

THOMAS L. BUCKMASTER
Vice President
Communications and
President
Honeywell Hometown
Solutions

BASK IYER
Chief Information Officer

THOMAS F. LARKINS
Vice President
Corporate Secretary and
Deputy General Counsel

SEAN O'HOLLAREN
Senior Vice President
Global Government
Relations

JOHN J. TUS
Vice President and
Treasurer

KATHLEEN A. WINTERS
Vice President and
Controller

SHAREOWNER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareowners will be held at 10:30 a.m. on Monday, April 25, 2011, at Honeywell's corporate headquarters, 101 Columbia Road, Morristown, New Jersey, 07962.

DIVIDENDS/SHAREOWNERS MATTERS

Honeywell's Dividend Reinvestment and Share Purchase Plan provides for automatic reinvestment of common stock dividends at market price. Participants also may add cash for the purchase of additional shares of common stock without payment of any brokerage commission or service charge. Honeywell offers Direct Registration, or paperless stock ownership. This means that instead of getting a paper stock certificate to represent your shares, your shares are held in your name and tracked electronically in our records.

The company has established a Direct Deposit of Dividends service enabling registered shareowners to have their quarterly dividend payments sent electronically to their bank accounts on the payment date.

For more information on these services or for answers to questions about dividend checks, stock transfers, or other shareowner matters, please contact Honeywell's transfer agent and registrar:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
59 Maiden Lane
New York, NY 10038
1-800-647-7147
http://www.amstock.com
E-mail: info@amstock.com

HONEYWELL INTERNATIONAL INC.
Corporate Publications
P.O. Box 2245
Morristown, NJ 07962-2245
1-973-455-5402

STOCK EXCHANGE LISTINGS

Honeywell's Common Stock is listed on the New York and Chicago Stock Exchanges under the symbol HON. It is also listed on the London Stock Exchange. Shareowners of record as of December 31, 2010, totaled 61,830.

GENERAL INQUIRIES

For additional shareowner inquiries, please contact Honeywell's Shareowner Services at 1-800-647-7147 or Honeywell Investor Relations at 1-973-455-2222.

Honeywell

Aerospace • Automation and Control Solutions • Transportation Systems • Specialty Materials

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
USA

For more information about Honeywell, visit www.honeywell.com.

Honeywell

HONEYWELL INTERNATIONAL INC.
101 COLUMBIA ROAD
MORRIS TOWNSHIP, NJ 07962

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. Please see the reverse side of this card for specific voting cutoff information.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call and then follow the instructions. Please see the reverse side of this card for specific voting cutoff information.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M29436-P06560-TBD-TBD — KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

HONEYWELL INTERNATIONAL INC. — **THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

1. Election of Directors:

The Board of Directors recommends a vote "*FOR*" Nominees (A) through (J).

	Nominee	For	Against
A.	Gordon M. Bethune	☐	☐
B.	Kevin Burke	☐	☐
C.	Jaime Chico Pardo	☐	☐
D.	David M. Cote	☐	☐
E.	D. Scott Davis	☐	☐
F.	Linnet F. Deily	☐	☐
G.	Judd Gregg	☐	☐
H.	Clive R. Hollick	☐	☐
I.	George Paz	☐	☐
J.	Bradley T. Sheares	☐	☐

The Board of Directors recommends a vote "*FOR*" Proposals (2) and (3).

	Proposal	For	Against	Abstain
2.	Approval of Independent Accountants.	☐	☐	☐
3.	Advisory Vote on Executive Compensation.	☐	☐	☐

The Board of Directors recommends you vote *"1 YEAR"* on the following proposal:

	Proposal	1 Year	2 Years	3 Years	Abstain
4.	Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation.	☐	☐	☐	☐

The Board of Directors recommends a vote "*FOR*" Proposals (5) and (6).

	Proposal	For	Against	Abstain
5.	2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates.	☐	☐	☐
6.	Honeywell International Inc. Incentive Compensation Plan For Executive Employees, Amended and Restated Effective As Of January 1, 2011.	☐	☐	☐

The Board of Directors recommends a vote "*AGAINST*" Proposals (7) and (8).

	Proposal	For	Against	Abstain
7.	Shareholder Action by Written Consent.	☐	☐	☐
8.	Special Shareowner Meetings.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX]   Date

Signature (Joint Owners)   Date

DIRECTIONS TO HONEYWELL'S HEADQUARTERS
101 Columbia Road, Morris Township, N.J.



MORRISTOWN
Honeywell
EXIT 37
EXIT 2A
NEWARK INTERNATIONAL AIRPORT
STATEN ISLAND

- **From Rte. 80 (East or West) and Rte. 287 South:** Take Rte. 80 to Rte. 287 South to Exit 37 (Rte. 24 East — Springfield). Follow Rte. 24 East to Exit 2A (Rte. 510 West — Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.

- **From Rte. 287 North:** Take Rte. 287 North to Exit 37 (Rte. 24 East — Springfield). Follow Rte. 24 East to Exit 2A (Rte. 510 West — Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.

- **From Newark International Airport:** Take Rte. 78 West to Rte. 24 West (Springfield — Morristown). Follow Rte. 24 West to Exit 2A (Rte. 510 West — Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.

Important Notice Regarding Availability of Proxy Materials: The 2011 Notice and Proxy Statement and 2010 Annual Report are available at www.proxyvote.com.

M29437-P06560-TBD-TBD

PROXY

HONEYWELL
This Proxy is Solicited on Behalf of the Board of Directors of Honeywell International Inc.
Annual Meeting of Shareowners - April 25, 2011

The undersigned hereby appoints David M. Cote, Katherine L. Adams and Thomas F. Larkins as proxies (each with the power to act alone and with full power of substitution) to vote, as designated herein, all shares the undersigned is entitled to vote at the Annual Meeting of Shareowners of Honeywell International Inc. to be held on April 25, 2011, and at any and all adjournments thereof. The proxies are authorized to vote in their discretion upon such other business as may properly come before the Meeting and any and all adjournments thereof.

Your vote on the election of Directors and the other proposals described in the accompanying Proxy Statement may be specified on the reverse side. The nominees for Director are: Gordon M. Bethune, Kevin Burke, Jaime Chico Pardo, David M. Cote, D. Scott Davis, Linnet F. Deily, Judd Gregg, Clive R. Hollick, George Paz and Bradley T. Sheares.

IF PROPERLY SIGNED, DATED AND RETURNED, THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE OR, IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTOR, "FOR" PROPOSALS 2 AND 3, FOR "1 YEAR" ON PROPOSAL 4, "FOR" PROPOSALS 5 AND 6 AND "AGAINST" PROPOSALS 7 AND 8. PLEASE NOTE: PHONE AND INTERNET VOTING CUTOFF IS 11:59 PM EDT ON APRIL 24, 2011.

This instruction and proxy card is also solicited by the Board of Directors of Honeywell International Inc. (the "Company") for use at the Annual Meeting of Shareowners on April 25, 2011 by persons who participate in the Honeywell Savings and Ownership Plan or the Honeywell Puerto Rico Savings and Ownership Plan. **PHONE AND INTERNET VOTING CUTOFF FOR SAVINGS PLAN PARTICIPANTS IS 5:00 PM EDT ON APRIL 20, 2011.**

By signing this instruction and proxy card, or by voting by phone or Internet, the undersigned hereby directs State Street Bank and Trust Company, as Trustee for the Honeywell Savings and Ownership Plan, and Banco Popular, as Trustee for the Honeywell Puerto Rico Savings and Ownership Plan, to vote, as designated herein, all shares of common stock with respect to which the undersigned is entitled to direct the Trustee as to voting under the plan at the Annual Meeting of Shareowners of Honeywell International Inc. to be held on April 25, 2011, and at any and all adjournments thereof. The Trustee is also authorized to vote such shares in connection with the transaction of such other business as may properly come before the Meeting and any and all adjournments thereof.

Your vote on the election of Directors and the other proposals described in the accompanying Proxy Statement may be specified on the reverse side. The nominees for Director are: Gordon M. Bethune, Kevin Burke, Jaime Chico Pardo, David M. Cote, D. Scott Davis, Linnet F. Deily, Judd Gregg, Clive R. Hollick, George Paz and Bradley T. Sheares.

IF PROPERLY SIGNED, DATED AND RETURNED, THE SHARES ATTRIBUTABLE TO THE ACCOUNT WILL BE VOTED BY THE TRUSTEE AS SPECIFIED ON THE REVERSE SIDE OR, IF NO CHOICE IS SPECIFIED, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTOR, "FOR" PROPOSALS 2 AND 3, FOR "1 YEAR" ON PROPOSAL 4, "FOR" PROPOSALS 5 AND 6 AND "AGAINST" PROPOSALS 7 AND 8. THE TRUSTEE WILL VOTE SHARES AS TO WHICH NO DIRECTIONS ARE RECEIVED IN THE SAME RATIO AS SHARES WITH RESPECT TO WHICH DIRECTIONS HAVE BEEN RECEIVED FROM OTHER PARTICIPANTS IN THE PLAN, UNLESS CONTRARY TO ERISA.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Please date and sign your Proxy on the reverse side and return it promptly.

Address Changes/Comments: ______________________________

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials

HONEYWELL INTERNATIONAL INC.

Honeywell

HONEYWELL INTERNATIONAL INC.
101 COLUMBIA ROAD
MORRIS TOWNSHIP, NJ 07962

M29474-P06560-Z54812-Z54813

Meeting Information

Meeting Type: Annual
For holders as of: February 25, 2011
Date: April 25, 2011 **Time:** 10:30 A.M. EDT
Location: Honeywell International Inc.
101 Columbia Road
Morris Township, NJ

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

2011 NOTICE AND PROXY STATEMENT   2010 ANNUAL REPORT

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 11, 2011 to facilitate timely delivery.

M29475-P06560-Z54812-Z54813

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

1. Election of Directors:

The Board of Directors recommends a vote *"FOR"* Nominees (A) through (J).

A. Gordon M. Bethune
B. Kevin Burke
C. Jaime Chico Pardo
D. David M. Cote
E. D. Scott Davis
F. Linnet F. Deily
G. Judd Gregg
H. Clive R. Hollick
I. George Paz
J. Bradley T. Sheares

The Board of Directors recommends a vote *"FOR"* Proposals (2) and (3).

2. Approval of Independent Accountants.
3. Advisory Vote on Executive Compensation.

The Board of Directors recommends you vote *"1 YEAR"* on the following proposal:

4. Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation.

The Board of Directors recommends a vote *"FOR"* Proposals (5) and (6).

5. 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates.
6. Honeywell International Inc. Incentive Compensation Plan For Executive Employees, Amended and Restated Effective As Of January 1, 2011.

The Board of Directors recommends a vote *"AGAINST"* Proposals (7) and (8).

7. Shareholder Action by Written Consent.
8. Special Shareowner Meetings.

M29476-P06560-Z54812-Z54813

IMPORTANT - PLEASE READ - THIS IS NOT A BALLOT

You cannot use this notice to vote these shares. This is an overview *only* of the proxy materials.
The materials you should review before you cast your vote are now available.

We encourage you to access and review all of the important information contained in the proxy materials before voting.




SEC Mail Processing
Received
MAR 11 2011
Wash. D.C.
211
Section

Honeywell

March 10, 2011

To Our Shareowners:

You are cordially invited to attend the Annual Meeting of Shareowners of Honeywell, which will be held at 10:30 a.m. on Monday, April 25, 2011 at our headquarters, 101 Columbia Road, Morris Township, New Jersey.

The accompanying notice of meeting and proxy statement describe the matters to be voted on at the meeting. At this year's meeting, you will be asked to elect directors, approve the appointment of the independent accountants, cast advisory votes on executive compensation and the frequency of the advisory vote on executive compensation, approve a stock incentive plan and an incentive compensation plan, and consider two shareowner proposals. The Board of Directors recommends that you vote FOR Proposals 1, 2, 3, 5 and 6, for an annual advisory vote on executive compensation (Proposal 4) and AGAINST Proposals 7 and 8.

YOUR VOTE IS IMPORTANT. We encourage you to read the proxy statement and vote your shares as soon as possible. Shareowners may vote via the Internet, by telephone or by completing and returning a proxy card. Specific voting instructions are set forth in the proxy statement and on both the Notice of Internet Availability of Proxy Materials and proxy card.

On behalf of the Board of Directors, I want to thank you for your continued support of Honeywell.

A map and directions to Honeywell's headquarters appear at the end of the proxy statement.

Sincerely,

David M. Cote

DAVID M. COTE
Chairman and Chief Executive Officer

Honeywell

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

The Annual Meeting of Shareowners of Honeywell International Inc. will be held on Monday, April 25, 2011 at 10:30 a.m. local time, at Honeywell's headquarters, 101 Columbia Road, Morris Township, New Jersey to consider, if properly raised, and vote on the following matters described in the accompanying proxy statement:

- Election of the ten nominees listed in the accompanying proxy statement to the Board of Directors;
- Approval of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2011;
- An advisory vote on executive compensation;
- An advisory vote on the frequency of the advisory vote on executive compensation;
- Approval of the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates;
- Approval of the Honeywell International Inc. Incentive Compensation Plan for Executive Employees;
- Two shareowner proposals described on pages 85-87 in the accompanying proxy statement; and

to transact any other business that may properly come before the meeting.

The Board of Directors has determined that shareowners of record at the close of business on February 25, 2011 are entitled to notice of and to vote at the meeting.

The Securities and Exchange Commission ("SEC") has adopted a "Notice and Access" rule that allows companies to deliver a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") to shareowners in lieu of a paper copy of the proxy statement and related materials and the Company's Annual Report to Shareowners (the "Proxy Materials"). The Notice of Internet Availability provides instructions as to how shareowners can access the Proxy Materials online, contains a listing of matters to be considered at the meeting, and sets forth instructions as to how shares can be voted. Shares must be voted either by telephone, online or by completing and returning a proxy card. **Shares cannot be voted by marking, writing on and/or returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes.** Instructions for requesting a paper copy of the Proxy Materials are set forth on the Notice of Internet Availability.

This Notice of Annual Meeting of Shareowners and related Proxy Materials are being distributed or made available to shareowners beginning on or about March 10, 2011.

By Order of the Board of Directors,



Thomas F. Larkins
Vice President and Corporate Secretary

Honeywell
101 Columbia Road
Morris Township, NJ 07962

March 10, 2011

Table of Contents Page

PROXY STATEMENT

This proxy statement is being provided to shareowners in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting of Shareowners of Honeywell International Inc. ("Honeywell" or the "Company") to be held on Monday, April 25, 2011.

VOTING PROCEDURES

Your Vote is Very Important

Whether or not you plan to attend the meeting, please take the time to vote your shares as soon as possible.

Notice and Access

The SEC has adopted a "Notice and Access" rule that allows companies to deliver a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") to shareowners in lieu of a paper copy of the proxy statement and related materials and the Company's Annual Report to Shareowners (the "Proxy Materials"). The Notice of Internet Availability provides instructions as to how shareowners can access the Proxy Materials online, contains a listing of matters to be considered at the meeting, and sets forth instructions as to how shares can be voted. Shares must be voted either by telephone, online or by completing and returning a proxy card. **Shares cannot be voted by marking, writing on and/or returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes.** Instructions for requesting a paper copy of the Proxy Materials are set forth on the Notice of Internet Availability.

Important Notice Regarding Availability of Proxy Materials:

The Proxy Materials are available at www.proxyvote.com. You will need to enter the 12-digit control number located on the Notice of Internet Availability or proxy card.

Methods of Voting

Shareowners of Record

If your shares are registered directly in your name with Honeywell's transfer agent, American Stock Transfer & Trust Company, you are considered the shareowner of record of those shares. Shareowners of record can vote via the Internet at www.proxyvote.com, by calling (800) 690-6903 or by signing and returning a proxy card. **Votes submitted by Internet or telephone must be received by 11:59 p.m. Eastern Daylight Time on April 24, 2011.**

Beneficial Owners

If your shares are held in a stock brokerage account, by a bank, broker, trustee, or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your bank, broker, trustee or nominee who is considered the shareowner of record of those shares. As the beneficial owner, you have the right to direct your bank, broker, trustee or nominee on how to vote via the Internet or by telephone if the bank, broker, trustee or nominee offers these options or by signing and returning a proxy card. Your bank, broker, trustee or nominee will send you instructions for voting your shares. New York Stock Exchange ("NYSE") rules prohibit brokers from voting on Proposal Nos. 1 and 3 through 8 without receiving instructions from the beneficial owner of the shares. In the absence of instructions, shares subject to such broker non-votes will not be counted as voted or as present or represented on those proposals and so will have no effect on the vote. **Please note that brokers may not vote your shares on the election of directors in the absence of your specific instructions as to how to vote so we encourage you to provide instructions to your broker regarding the voting of your shares. Votes directed by Internet or telephone through such a bank, broker, trustee or nominee must be received by 11:59 p.m. Eastern Daylight Time on April 24, 2011.**

Participants in Honeywell Savings Plans

Participants in the Honeywell stock funds within Honeywell savings plans are considered the beneficial owners of the shares held by the savings plans. The trustee of each savings plan is the shareowner of record for shares held by Honeywell stock funds within that plan. Participants in Honeywell stock funds within Honeywell savings plans can direct the trustee of the relevant plan to vote their shares via the Internet at www.proxyvote.com, by calling (800) 690-6903 or by signing and returning a proxy card. **The trustee will vote shares as to which no directions are received in the same ratio as shares with respect to which directions have been received from other participants in the relevant plan, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, we encourage you to provide instructions to the trustee regarding the voting of your shares. Directions provided by Internet or telephone must be received by 5:00 p.m. Eastern Daylight Time on April 20, 2011.**

Revoking Your Proxy

Whether you vote or direct your vote by mail, telephone or via the Internet, if you are a shareowner of record or a participant in Honeywell stock funds within Honeywell savings plans, unless otherwise noted, you may later revoke your proxy by:

- sending a written statement to that effect to the Corporate Secretary of Honeywell;
- submitting a properly signed proxy with a later date;
- voting by telephone or via the Internet at a later time (if initially able to vote in that manner) so long as such vote or voting direction is received by the applicable date and time set forth above for shareowners of record and participants in Honeywell savings plans; or
- voting in person at the Annual Meeting (except for shares held in the savings plans).

If you hold your shares through a bank, broker, trustee or nominee and you have instructed the bank, broker, trustee or nominee to vote your shares, you must follow the directions received from your bank, broker, trustee or nominee to change those instructions.

Proposals To Be Voted On and The Board's Voting Recommendations

The following proposals, if properly raised, will be considered at the Annual Meeting. Honeywell's Board recommends that you vote your shares as indicated below. Proposals 7 and 8 have been submitted by shareowners.

Proposal	Board's Voting Recommendation
1. Election of Directors	**FOR each nominee to the Board listed on pages 6-10**
2. Approval of Independent Accountants	**FOR**
3. Advisory Vote on Executive Compensation (non-binding)	**FOR**
4. Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation (non-binding)	**1 YEAR**
5. 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates	**FOR**
6. Honeywell International Inc. Incentive Compensation Plan For Executive Employees, Amended and Restated Effective As Of January 1, 2011	**FOR**
7. Shareowner Proposal: Shareholder Action by Written Consent	**AGAINST**
8. Shareowner Proposal: Special Shareowner Meetings	**AGAINST**

Quorum; Vote Required; Abstentions and Broker Non-Votes

The required quorum for the transaction of business at the meeting is a majority of the total outstanding shares of Honeywell common stock ("Common Stock") entitled to vote at the meeting, either present in person or represented by proxy.

With respect to Proposal No. 1, Honeywell's By-laws provide that in any uncontested election of directors (an election in which the number of nominees does not exceed the number of directors to be elected), any nominee who receives a greater number of votes cast "FOR" his or her election than votes cast "AGAINST" his or her election will be elected to the Board of Directors. Shares not represented in person or by proxy at the Annual Meeting and broker non-votes will have no effect on the election of directors. The By-laws also provide that any incumbent nominee who does not receive a majority of votes cast in an uncontested election is expected to promptly tender his or her resignation to the Chairman of the Board following the certification of the shareowner vote, which resignation shall be promptly considered through a process managed by the Corporate Governance and Responsibility Committee, excluding any nominees who did not receive a majority of votes cast.

The affirmative vote of a majority of shares present or represented and entitled to vote on each of Proposal Nos. 2, 3, 5, 6, 7 and 8 is required for approval of these proposals. **NYSE rules require that the total votes cast on each of Proposal Nos. 5 and 6 represent over 50% of all outstanding shares (which includes shares subject to broker non-votes).** Abstentions will be counted toward the tabulation of votes present or represented on these proposals and will have the same effect as votes against these proposals. The frequency of the advisory vote on executive compensation (Proposal No. 4) receiving the greatest number of votes (every one, two or three years) will be considered the frequency recommended by the shareowners. Because your vote is advisory on Proposal Nos. 3 and 4, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation and the frequency of the advisory vote on executive compensation.

Other Business

The Board knows of no other matters to be presented for shareowner action at the meeting. If other matters are properly brought before the meeting, the persons named as proxies in the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment.

Confidential Voting Policy

It is our policy that any proxy, ballot or other voting material that identifies the particular vote of a shareowner and contains the shareowner's request for confidential treatment will be kept confidential, except in the event of a contested proxy solicitation or as may be required by law. We may be informed whether or not a particular shareowner has voted and will have access to any comment written on a proxy, ballot or other material and to the identity of the commenting shareowner. Under the policy, the inspectors of election at any shareowner meeting will be independent parties unaffiliated with Honeywell.

Results of the Vote

We will announce preliminary voting results at the Annual Meeting and publish them on our website www.honeywell.com. Voting results will also be disclosed on a Form 8-K filed with the SEC within four business days after the Annual Meeting, which will be available on our website.

Shares Outstanding

At the close of business on February 25, 2011, there were 785,076,314 shares of Common Stock outstanding. Each share outstanding as of the February 25, 2011 record date is entitled to one vote at the Annual Meeting on each matter properly brought before the meeting.

Householding

Beneficial owners of Common Stock who share a single address may receive only one copy of the Notice of Internet Availability or the Proxy Materials, as the case may be, unless their broker, bank, trustee or nominee has received contrary instructions from any beneficial owner at that address. This practice, known as "householding," is designed to reduce printing and mailing costs. If any beneficial shareowner(s) sharing a single address wish to discontinue householding and receive a separate copy of the Notice of Internet Availability or the Proxy Materials, as the case may be, they may contact Broadridge, either by calling (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

ATTENDANCE AT THE ANNUAL MEETING

If you are a shareowner of record who plans to attend the meeting, please mark the appropriate box on your proxy card or follow the instructions provided when you vote via the Internet or by telephone. If your shares are held by a bank, broker, trustee or nominee and you plan to attend, please send written notification to Honeywell Shareowner Services, P.O. Box 50000, Morris Township, New Jersey 07962, and enclose evidence of your ownership of shares of Common Stock as of February 25, 2011 (such as a letter from the bank, broker, trustee or nominee confirming your ownership or a bank or brokerage firm account statement). The names of all those planning to attend will be placed on an admission list held at the registration desk at the entrance to the meeting. **All shareowners attending the meeting will be asked to provide proof of identification. If your shares are held by a bank, broker, trustee or nominee and you have not provided advance written notification that you will attend the meeting, you will be admitted to the meeting only upon presentation of evidence of ownership of shares of Common Stock as of February 25, 2011.**

Proposal No. 1: ELECTION OF DIRECTORS

Honeywell's directors are elected at each Annual Meeting of Shareowners and hold office for one-year terms or until their successors are duly elected and qualified. The Board has nominated ten candidates for election as directors for a term ending at the 2012 Annual Meeting of Shareowners or when their successors are duly elected and qualified. All nominees except Mr. Gregg are currently serving as directors. If prior to the Annual Meeting any nominee should become unavailable to serve, the shares represented by a properly signed and returned proxy card or voted by telephone or via the Internet will be voted for the election of such other person as may be designated by the Board, or the Board may determine to leave the vacancy temporarily unfilled or reduce the authorized number of directors in accordance with the By-laws.

Directors may serve until the Annual Meeting of Shareowners immediately following their 72nd birthday. In accordance with this policy, Mr. Wright will retire at the 2011 Annual Meeting.

The Board of Directors, acting through its Corporate Governance and Responsibility Committee ("CGRC"), is responsible for nominating a slate of director nominees who collectively have the complementary experience, qualifications, skills and attributes to guide the Company and function effectively as a Board. See "Identification and Evaluation of Director Candidates" on pages 16-17 of this proxy statement for further discussion. The CGRC believes that each of the nominees has key personal attributes that are important to an effective board: integrity, candor, analytical skills, the willingness to engage management and each other in a constructive and collaborative fashion, and the ability and commitment to devote significant time and energy to service on the Board and its Committees.

Listed below are other key experiences, qualifications and skills of our director nominees that are relevant and important in light of Honeywell's businesses and structure.

- *Senior Leadership Experience*: Experience serving as CEO or a senior executive provides a practical understanding of how complex organizations like Honeywell function and hands-on leadership experience in core management areas, such as strategic and operational planning, financial reporting, compliance, risk management and leadership development.
- *Industry/Global Experience*: Experience in industries, end-markets and growth segments that Honeywell serves, such as aerospace, construction, transportation, infrastructure, and energy efficiency, as well as key geographic markets where it operates, such as the United States, Latin America and Europe, enables a better understanding of the issues facing the Company's businesses.
- *Financial Expertise:* We believe that an understanding of finance and financial reporting processes is important for our directors to monitor and assess the Company's operating and strategic performance and to ensure accurate financial reporting and robust controls. Our director nominees have relevant background and experience in capital markets, corporate finance, accounting and financial reporting and several satisfy the "accounting or related financial management expertise" criteria set forth in the NYSE Corporate Governance Rules.
- *Government Experience:* Honeywell is subject to a broad array of government regulations and demand for its products and services can be impacted by changes in law or regulation in areas such as safety, security and energy efficiency. Several of our directors have experience in regulated industries, providing them with insight and perspective in working constructively and proactively with governments and agencies, both foreign and domestic. Mr. Gregg has significant public service experience in both the executive (Governor of New Hampshire) and legislative (U.S. Congressman and Senator) branches.
- *Public Company Board Experience*: Service on the boards and board committees of other public companies provides an understanding of corporate governance practices and trends and insights into board management, relations between the board, the CEO and senior management, agenda-setting and succession planning.

Each of the nominees, other than Mr. Cote, is also independent of the Company and management. See "Director Independence" on pages 15-16 of this proxy statement.

In addition to the above, the CGRC also considered the specific experience described in the biographical details that follow in determining to nominate the individuals set forth below for election as directors.

NOMINEES FOR ELECTION



GORDON M. BETHUNE, Retired Chairman and Chief Executive Officer of Continental Airlines, Inc.

Mr. Bethune is the retired Chairman of the Board and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. Mr. Bethune joined Continental Airlines, Inc. in February 1994 as President and Chief Operating Officer. He was elected President and Chief Executive Officer in November 1994 and Chairman of the Board and Chief Executive Officer in 1996, in which positions he served until his retirement in December of 2004. Prior to joining Continental, Mr. Bethune held senior management positions with the Boeing Company, Piedmont Airlines, Western Airlines, Inc. and Braniff Airlines. Additionally, Mr. Bethune served as Vice President/General Manager of the Boeing Renton division where he was responsible for the manufacturing and design of the B757 and B737 aircraft programs. He is licensed as a commercial pilot, type rated on the B757 and B767 airplanes and the DC-3. He is also a licensed airframe and power plant mechanic. Mr. Bethune is also a director of Prudential Financial Inc. and Sprint Nextel Corporation. He previously served as a director of Willis Group Holdings Ltd. (2004—2008). Mr. Bethune was a director of Honeywell Inc. from April 1999 to December 1999.

Areas of Relevant Experience: Commercial airlines, including marketing, branding, cost control and restructuring, international operations and government regulation; aircraft manufacturing, design, maintenance and repair; financial services; insurance.

Director since 1999 Age 69



KEVIN BURKE, Chairman, President and Chief Executive Officer of Consolidated Edison, Inc. (Con Edison)

Mr. Burke joined Con Edison in 1973 and has held positions of increasing responsibility in system planning, engineering, law, nuclear power, construction, and corporate planning. He served as senior vice president, with responsibility for customer service and for Con Edison's electric transmission and distribution systems. In 1999, Mr. Burke was elected president of Orange & Rockland Utilities, Inc., a subsidiary of Con Edison. He was elected president and chief operating officer of Consolidated Edison Company of New York in 2000 and elected chief executive officer in 2005. Mr. Burke was appointed president and chief executive officer of Con Edison in 2005, and elected chairman in 2006. In addition, Mr. Burke is Chairman of the Board of Trustees of Consolidated Edison of New York and a director of Orange & Rockland Utilities, Inc., both of which are affiliates of Con Edison.

Areas of Relevant Experience: Energy production and distribution; energy efficiency; alternative sources of energy; engineering and construction; development of new service offerings; government regulation.

Director since 2010 Age 60



JAIME CHICO PARDO, President and Chief Executive Officer, ENESA, S.A. de C.V.

Mr. Chico Pardo has been President and Chief Executive Officer of ENESA, S.A. de C.V., a private fund investing in the energy and health care sectors in Mexico since March 2010. He previously served as Co-Chairman of the Board of Telefonos de Mexico, S.A.B. de C.V. (TELMEX), a telecommunications company based in Mexico City, from April 2009 until April 2010 and previously served as Chairman from October 2006 to April 2009 and its Vice Chairman and Chief Executive Officer from 1995 until 2006. Mr. Chico Pardo was Co-Chairman of the Board of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V.), a publicly listed company in Mexico engaged in investment in and management of infrastructure assets in Latin America, from 2006 until 2010. He was also Chairman of Carso Global Telecom, S.A. de C.V. from 1996 until 2010. Prior to joining TELMEX, Mr. Chico Pardo served as President and Chief Executive Officer of Grupo Condumex, S.A. de C.V., a manufacturer of products for the construction, automobile and telecommunications industries, and Euzkadi/General Tire de Mexico, a manufacturer of automotive and truck tires. Mr. Chico Pardo has also spent a number of years in the international and investment banking business. Mr. Chico Pardo is a director of CICSA (Carso Infraestructura y Construcción) where he is not planning to stand for election in 2011, IDEAL and AT&T, Inc. He also serves as a Board member of three mutual funds in the American Funds family of mutual funds. He previously served as a director of Grupo Carso, S.A. de C.V. (1991-2010) and the following of its affiliates: América Móvil, S.A.B. de C.V. (2001—2009); America Telecom, S.A.B. de C.V. (2001—2006); Carso Global Telecom, S.A. de C.V. (1996-2010); Telmex Internacional, S.A.B. de C.V. (2008-2010); and TELMEX (1991-2010). Mr. Chico Pardo was a director of Honeywell Inc. from September 1998 to December 1999.

Areas of Relevant Experience: Telecommunications; automotive; manufacturing; engineering; construction; management of infrastructure assets; international business, operations and finance.

Director since 1999 Age 61



DAVID M. COTE, Chairman and Chief Executive Officer of Honeywell International Inc.

Mr. Cote has been Chairman and Chief Executive Officer since July 2002. He joined Honeywell as President and Chief Executive Officer in February 2002. Prior to joining Honeywell, he served as Chairman, President and Chief Executive Officer of TRW Inc., a provider of products and services for the aerospace, information systems and automotive markets, from August 2001 to February 2002. From February 2001 to July 2001, he served as President and Chief Executive Officer and from November 1999 to January 2001 he served as President and Chief Operating Officer of TRW. Mr. Cote was Senior Vice President of General Electric Company and President and Chief Executive Officer of GE Appliances from June 1996 to November 1999. He is also a director of JPMorgan Chase & Co.

Areas of Relevant Experience: Senior leadership roles in global, multi-industry organizations; ability to drive a consistent One Honeywell approach across a large multi-national organization; detailed knowledge and unique perspective and insights regarding the strategic and operational opportunities and challenges, economic and industry trends, and competitive and financial positioning of the Company and its businesses; significant public policy experience, including service on the bipartisan National Commission on Fiscal Responsibility and Reform and as Co-Chair of the U.S.-India CEO Forum.

Director since 2002 Age 58



D. SCOTT DAVIS, Chairman and Chief Executive Officer of United Parcel Service, Inc. (UPS)

Mr. Davis joined UPS, a leading global provider of package delivery, specialized transportation and logistics services in 1986, and has served as Chairman and Chief Executive Officer since January 1, 2008. Prior to this, he served as Vice Chairman since December 2006 and as Senior Vice President, Chief Financial Officer and Treasurer since January 2001. Previously, Mr. Davis held various leadership positions with UPS, primarily in the finance and accounting areas. Prior to joining UPS, he was Chief Executive Officer of II Morrow, a developer of general aviation and marine navigation instruments. Mr. Davis is a Certified Public Accountant. He previously served as the chairman of the board of the Federal Reserve Bank of Atlanta (2003—2009).

Areas of Relevant Experience: Transportation and logistics services; international operations, global economic indicators and issues; public policy; financial reporting, accounting and controls.

Director since 2005 Age 59



LINNET F. DEILY, Former Deputy U.S. Trade Representative and Ambassador

Ms. Deily was Deputy U.S. Trade Representative and U.S. Ambassador to the World Trade Organization from 2001 to 2005. From 2000 until 2001, she was Vice Chairman of The Charles Schwab Corp. Ms. Deily served as President of the Schwab Retail Group from 1998 until 2000 and President of Schwab Institutional—Services for Investment Managers from 1996 to 1998. Prior to joining Schwab, she was the Chairman of the Board, Chief Executive Officer and President of First Interstate Bank of Texas from 1990 until 1996. She is also a director of Chevron Corporation. Ms. Deily previously served as a director of Alcatel-Lucent (2006—2008) and Lucent Technologies (2005—2006).

Areas of Relevant Experience: International trade; capital markets; banking; corporate finance; government and public policy; telecommunications and information services; refinery and petrochemical industries; financial reporting; accounting and controls.

Director since 2006 Age 65



JUDD GREGG, former U.S. Senator from New Hampshire

Senator Gregg has spent over three decades in public office, most recently serving as the United States Senator from the State of New Hampshire from January 1993 until January 2011. During his tenure in the Senate, Senator Gregg served on a number of key Senate Committees including Budget; Appropriations; Government Affairs; Banking, Housing and Urban Affairs; Commerce, Science and Transportation; Foreign Relations; and Health, Education, Labor and Pensions. He has served as the Chairman and Ranking Member of the Health, Education, Labor and Pensions Committee and the Chairman and Ranking Member of the Senate Budget Committee as well as chairman of various sub-committees. Senator Gregg served as a chief negotiator of the Emergency Economic Stabilization Act of 2008 and was the lead sponsor of the Deficit Reduction Act of 2005, and, along with the late Senator Ted Kennedy, co-authored the No Child Left Behind Act of 2001. In March 2010, Senator Gregg was appointed to President Obama's bipartisan National Commission on Fiscal Responsibility and Reform. From 1989 to 1992, Senator Gregg was the Governor of New Hampshire and prior to that was a U.S. Representative from 1981 to 1989. He is also a director of IntercontinentalExchange, Inc.

Areas of Relevant Experience: Government and public policy; financial regulatory reform; banking; tax; capital markets; science, renewable technology and research; environmental protection and conservation; healthcare; foreign policy.

Nominated for Election — Age: 64



CLIVE R. HOLLICK, former Partner, Kohlberg Kravis Roberts & Co.

Lord Hollick joined Kohlberg Kravis Roberts & Co., a private equity firm, in April 2005 as a Managing Director, focusing on investments in the media and financial services sectors, and was appointed Partner in April 2006 and served as Senior Adviser from February 2009 to April 2010. Prior to that time, and beginning in 1996, Lord Hollick was the Chief Executive of United Business Media plc, a London-based, international information, broadcasting, financial services and publishing group. From 1974 to 1996, he held various leadership positions with MAI plc (which merged into United Business Media in 1996) and its predecessor companies. Lord Hollick is also a director of Diageo plc, and ProSiebenSat.1 Media AG. He previously served as a director of The Nielsen Company B.V. (2008—2009).

Areas of Relevant Experience: International media (information, broadcasting, publishing and online); financial services; marketing and branding; technology and innovation; operating environment and trends in European markets; mergers and acquisitions, including in a private equity context; public policy in the UK and Europe.

Director since 2003 — Age 65



GEORGE PAZ, Chairman, President and Chief Executive Officer of Express Scripts, Inc.

Mr. Paz was elected a director of Express Scripts, Inc. in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was elected President of Express Scripts in October 2003 and assumed the role of Chief Executive Officer in April 2005. Mr. Paz joined Express Scripts as Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as its Chief Financial Officer following his election as President until April 2004.

Areas of Relevant Experience: Tax; financial reporting; accounting and controls; insurance and risk management; government regulation; employee health benefits.

Director since 2008 Age 55



BRADLEY T. SHEARES, Former Chief Executive Officer of Reliant Pharmaceuticals, Inc., Former President, U.S. Human Health, Merck & Co., Inc.

Dr. Sheares served as Chief Executive Officer of Reliant Pharmaceuticals, Inc., a pharmaceutical company with integrated sales, marketing and development expertise that marketed a portfolio of branded cardiovascular pharmaceutical products, from January 2007 through its acquisition by GlaxoSmithKline plc in December 2007. Prior to joining Reliant, Dr. Sheares served as President of U.S. Human Health, Merck & Co., Inc. from March of 2001 until July 2006. Prior to that time, he served as Vice President, Hospital Marketing and Sales for Merck's U.S. Human Health business. Dr. Sheares joined Merck in 1987 as a research fellow in the Merck Research Laboratories and held a wide range of positions within Merck, in business development, sales, and marketing, before becoming Vice President in 1996. He is also a director of The Progressive Corporation, Covance Inc., and Henry Schein, Inc. Dr. Sheares previously served as a director of IMS Health Incorporated (2009-2010).

Areas of Relevant Experience: Sales and marketing; advertising and promotion; brand management; research and development; healthcare; complex regulatory and legal issues; risk management; mergers and acquisitions.

Director since 2004 Age 54

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

The primary functions of Honeywell's Board of Directors are:

- to oversee management performance on behalf of shareowners;
- to ensure that the long-term interests of the shareowners are being served;
- to monitor adherence to Honeywell standards and policies;
- to promote the exercise of responsible corporate citizenship; and
- to perform the duties and responsibilities assigned to the Board by the laws of Delaware, Honeywell's state of incorporation.

BOARD MEETINGS

The Board of Directors held nine meetings during 2010. The average attendance at meetings of the Board and Board Committees during 2010 was 96%. During this period, all of the directors attended or participated in more than 89% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all Committees of the Board of Directors on which each such director served.

BOARD LEADERSHIP STRUCTURE

The Board of Directors believes that Mr. Cote's service as both Chairman of the Board and CEO is in the best interest of the Company and its shareowners. Mr. Cote possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses. Considering the size and complexity of the Company, Mr. Cote is best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters for the Company and its shareowners.

His combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareowners, employees, customers and suppliers, particularly during times of volatile economic and industry conditions. This has been beneficial in driving a unified "One Honeywell" approach to core operating processes across a global, multi-industry organization of approximately 130,000 employees.

Each of the directors other than Mr. Cote is independent and the Board believes that the independent directors provide effective oversight of management. In addition to feedback provided during the course of Board meetings, the independent directors have regular executive sessions on at least a quarterly basis. Directors serve as the chairperson, or presiding director, for these executive sessions on a rotating basis (meeting-by-meeting) in accordance with years of service on the Board. The Company believes that this approach effectively encourages full engagement of all directors in executive sessions, while avoiding unnecessary hierarchy. Following an executive session of independent directors, the presiding director meets with the Chairman to provide feedback on matters discussed in the executive session, and/or input regarding agenda items or information requests for future Board and Committee meetings. The Board believes that this approach appropriately and effectively complements the combined CEO/Chairman structure.

Oversight is also provided through the extensive work of the Board's Committees—Audit, Corporate Governance and Responsibility, Management Development and Compensation, and Retirement Plans—in key areas such as financial reporting, internal controls, compliance, corporate governance, succession planning and compensation programs. The Committees consist entirely of independent, non-employee directors.

In addition, at the end of each year, the Board and each of its Committees review a schedule of agenda subjects to be considered in the coming year. Each Board and Committee member is free to raise subjects that are not on the agenda at any meeting and to suggest items for inclusion on future agendas.

Although the Company believes that the combination of the Chairman and CEO roles is appropriate in the current circumstances, Honeywell's Corporate Governance Guidelines do not establish this approach as a policy, but as a matter that is best considered as part of succession planning for the Chief Executive Officer position.

BOARD COMMITTEES

The Board currently has the following Committees: Audit; Corporate Governance and Responsibility; Management Development and Compensation; and Retirement Plans. Each Committee consists entirely of independent, non-employee directors. See "Director Independence" on pages 15-16. The charter of each Committee of the Board of Directors is available free of charge on our website, www.honeywell.com, under the heading "Investor Relations" (see "Corporate Governance"—"Board Committees") or by writing to Honeywell, 101 Columbia Road, Morris Township, NJ 07962, c/o Vice President and Corporate Secretary.

The table below lists the current membership of each Committee and the number of Committee meetings held in 2010.

Name	Audit	Corporate Governance and Responsibility	Management Development and Compensation	Retirement Plans
Mr. Bethune		X	X	
Mr. Burke	X			X
Mr. Chico Pardo		X		X*
Mr. Davis	X		X*	
Ms. Deily	X*	X		
Mr. Hollick			X	X
Mr. Paz	X	X		
Dr. Sheares			X	X
Mr. Wright	X	X*		
2010 Meetings	**11**	**4**	**6**	**3**

* Committee Chairperson

Mr. Wright will retire at the 2011 Annual Meeting. Effective April 25, 2011, Ms. Deily will become Chair of the Corporate Governance and Responsibility Committee and Mr. Paz will become the Chair of the Audit Committee.

The primary functions of each of the Board Committees are described below.

Audit Committee

The primary functions of this Committee are to: appoint (subject to shareowner approval), and be directly responsible for, the compensation, retention and oversight of, the firm that will serve as independent accountants to audit our financial statements and to perform services related to the audit (including the resolution of disagreements between management and the independent accountants regarding financial reporting); review the scope and results of the audit with the independent accountants; review with management and the independent accountants, prior to the filing thereof, the annual and interim financial results (including Management's Discussion and Analysis) to be included in Forms 10-K and 10-Q, respectively; consider the adequacy and effectiveness of our internal accounting controls and auditing procedures; review, approve and thereby establish procedures for the receipt, retention and treatment of complaints received by Honeywell regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; review material legal and compliance matters and the effectiveness of the Company's integrity and compliance program; and consider the accountants' independence and establish policies and procedures for pre-approval of all audit and non-audit services provided to Honeywell by the independent accountants who audit its financial statements. At each meeting, Committee members meet privately with representatives of PricewaterhouseCoopers LLP, our independent accountants, and with Honeywell's Chief Financial Officer and Vice President—Corporate Audit. The Board has determined that Ms. Deily, Mr. Davis and Mr. Paz satisfy the "accounting or related financial management expertise" requirements set forth in the NYSE Corporate Governance Rules, and has designated Ms. Deily as the "audit committee financial expert", as such term is defined by the SEC. See page 71 for the Audit Committee Report.

Corporate Governance and Responsibility Committee

The primary functions of this Committee are to: identify and evaluate potential Director candidates and recommend to the Board the nominees to be proposed by the Company for election to the Board; review and make a recommendation to the Board regarding whether to accept a resignation tendered by a Board nominee who does not receive a majority of votes cast for his or her election in an uncontested election of directors; review annually and recommend changes to the Corporate Governance Guidelines; lead the Board in its annual review of the performance of the Board and its Committees; review policies and make recommendations to the Board concerning the size and composition of the Board, the qualifications and criteria for election to the Board, retirement from the Board, compensation and benefits of non-employee directors, the conduct of business between Honeywell and any person or entity affiliated with a director, and the structure and composition of Board Committees; and review Honeywell's policies and programs relating to health, safety and environmental matters, equal employment opportunity and such other matters, including the Company's Code of Business Conduct, as may be brought to the attention of the Committee regarding Honeywell's role as a responsible corporate citizen. See "Identification and Evaluation of Director Candidates" on pages 16-17 and "Director Compensation" on pages 18-20.

Management Development and Compensation Committee

The Company's executive compensation program is administered by the Management Development and Compensation Committee. Each member of the Committee qualifies as an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The primary functions of this Committee are to: evaluate and approve executive compensation plans, policies and programs, including review and approval of executive compensation-related corporate goals and objectives; review and approve the individual goals and objectives of the Company's executive officers; evaluate the CEO's performance relative to established goals and objectives and, together with the other independent directors, determine and approve the CEO's compensation level; review and determine the annual salary and other remuneration (including under incentive compensation and equity-based plans) of all other officers; review and discuss with management, prior to the filing thereof, the Compensation Discussion and Analysis and other executive compensation disclosure included in this proxy statement; produce the annual Committee Report included in this proxy statement; review the management development program, including executive succession plans; and review or take such other action as may be required in connection with the bonus, stock and other benefit plans of Honeywell and its subsidiaries. See page 43 for the Management Development and Compensation Committee Report.

Role of Consultant

The Committee has sole authority to retain and terminate a compensation consultant to assist in the evaluation of CEO or senior executive compensation. Under the Committee's established policy, its consultant cannot provide any other services to the Company. Since October 2009, the Committee has retained Pearl Meyer & Partners as its independent compensation consultant.

The consultant compiles information and provides advice regarding the components and mix (short-term/long-term; fixed/variable; cash/equity) of the executive compensation programs of the Company and its "Compensation Peer Group" (see page 28 of this proxy statement for further detail regarding the Compensation Peer Group) and analyzes the relative performance of the Company and the Compensation Peer Group with respect to the financial metrics used in the programs. The consultant also provides information regarding emerging trends and best practices in executive compensation. In addition to information compiled by the consultant, the Committee also reviews general survey data compiled and published by third parties; neither the Committee nor the Company has any input into the scope of or companies included in these third party surveys.

While the Committee reviews information provided by its consultant regarding compensation paid by the Compensation Peer Group, as well as third party survey data, as a general indicator of relevant market conditions, the Committee does not target a specific competitive position relative to the market in making its compensation determination. See "Peer Group Compensation Data" on pages 28-29 of this proxy statement for further discussion.

The consultant retained by the Committee reports to the Committee Chair and has direct access to Committee members. The consultant attends Committee meetings either in person or by telephone, and meets with the Committee in executive session without management present.

Input From Senior Management

The Committee considers input from senior management in making determinations regarding the overall executive compensation program and the individual compensation of the executive officers. As part of the Company's annual planning process, the CEO, CFO and Senior Vice President—Human Resources and

Communications develop targets for the Company's incentive compensation programs and present them to the Committee. These targets are reviewed by the Committee to ensure alignment with the Company's strategic and annual operating plans, taking into account the targeted year-over-year and multi-year improvements as well as identified opportunities and risks. Based on performance appraisals, including an assessment of the achievement of pre-established financial and non-financial management objectives, together with a review of supplemental performance measures and prior compensation levels relative to performance, the CEO recommends base salary adjustments and cash and equity incentive award levels for the Company's other executive officers. See "Compensation Discussion and Analysis" beginning on page 24 of this proxy statement for additional discussion. Each year, the CEO presents to the Committee and the full Board his evaluation of each executive officer's contribution and performance over the past year, strengths and development needs and actions, and reviews succession plans for each of the executive officers.

Retirement Plans Committee

The primary functions of this Committee are to: appoint the trustees for funds of the employee pension benefit plans of Honeywell and certain subsidiaries; review funding strategies; review investment policy for fund assets; and oversee members of the committees that direct the investment of pension fund assets.

BOARD'S ROLE IN RISK OVERSIGHT

While senior management has primary responsibility for managing risk, the Board as a whole has responsibility for risk oversight, with review of certain areas being conducted by the relevant Board Committees that in turn report on their deliberations to the Board. The Board works with senior management to develop a broad portfolio view that considers and balances risk-taking for sustainable growth and competitive advantage in a manner consistent with the Company's long-term strategic plan with actions necessary to preserve assets and protect against losses. The oversight responsibility of the Board and its Committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management's risk mitigation strategies and enable informed decision-making and intelligent risk-taking. These areas of focus include strategic, competitive, economic, operational, financial (accounting, credit, liquidity, and tax), legal, regulatory compliance, health, safety and environment, political, and reputational risks.

The Board and the Audit Committee review the Company's enterprise risk management program at least annually. Throughout the year, management regularly communicates with the Board and its Committees regarding the identification, assessment and mitigation of specific risks. The Board and its Committees oversee risks associated with their respective principal areas of focus, as summarized below. Each Committee meets in executive session with key management personnel and representatives of outside advisors (for example, the Vice President—Corporate Audit meets in executive session with the Audit Committee.)

Board/Committee	Primary Areas of Risk Oversight
Full Board	Strategic, financial and execution risks and exposures associated with the annual operating plan, and five-year strategic plan (including matters affecting capital allocation); major litigation and regulatory exposures and other current matters that may present material risk to the Company's operations, plans, prospects or reputation; acquisitions and divestitures (including through post-closing reviews); senior management succession planning.
Audit Committee	Risks and exposures associated with financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines, credit and liquidity and legal and compliance matters.

Board/Committee	Primary Areas of Risk Oversight
Corporate Governance and Responsibility Committee	Risks and exposures relating to Honeywell's programs and policies relating to corporate governance; director succession planning; health, safety, and environment.
Management Development and Compensation Committee	Risks and exposures associated with leadership assessment, management succession planning, and executive compensation programs and arrangements, including incentive plans.
Retirement Plans Committee	Risks and exposures associated with Honeywell's employee pension and savings plans, including their relative investment performance, asset allocation strategies and funded status.

DIRECTOR INDEPENDENCE

The Company's Corporate Governance Guidelines state that the "Board intends that, at all times, a substantial majority of its directors will be considered independent under relevant NYSE and SEC guidelines." The Corporate Governance and Responsibility Committee conducts an annual review of the independence of the members of the Board and its Committees and reports its findings to the full Board. Based on the report and recommendation of the Corporate Governance and Responsibility Committee, the Board has determined that each of the non-employee nominees standing for election to the Board at the Annual Meeting—Messrs. Bethune, Burke, Chico Pardo, Davis, Hollick, Paz, and Sheares and Ms. Deily—satisfies the independence criteria (including the enhanced criteria with respect to members of the Audit Committee) set forth in the applicable NYSE listing standards and SEC rules. Each of Mr. Gregg, who is standing for election to the Board for the first time, and Mr. Wright, who is retiring from the Board, is also independent under these standards. Each Board Committee member qualifies as a non-employee director within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationships (including vendor, supplier, consulting, legal, banking, accounting, charitable and family relationships) with Honeywell, other than as a director and shareowner. NYSE listing standards also impose certain per se bars to independence, which are based upon a director's relationships with Honeywell currently and during the three years preceding the Board's determination of independence.

The Board considered all relevant facts and circumstances in making its determinations, including the following:

- No non-employee director or nominee receives any direct compensation from Honeywell other than under the director compensation program described on pages 18-20 of this proxy statement.
- No immediate family member (within the meaning of the NYSE listing standards) of any non-employee director or nominee is an employee of Honeywell or otherwise receives direct compensation from Honeywell.
- No non-employee director or nominee is an employee of Honeywell's independent accountants and no non-employee director or nominee (or any of their respective immediate family members) is a current partner of Honeywell's independent accountants, or was within the last three years, a partner or employee of Honeywell's independent accountants and personally worked on Honeywell's audit.
- No non-employee director or nominee is a member, partner, or principal of any law firm, accounting firm or investment banking firm that receives any consulting, advisory or other fees from Honeywell.
- No Honeywell executive officer is on the compensation committee of the board of directors of a company that employs any of our non-employee directors or nominees (or any of their respective immediate family members) as an executive officer.

- No non-employee director or nominee (or any of their respective immediate family members) is indebted to Honeywell, nor is Honeywell indebted to any non-employee director or nominee (or any of their respective immediate family members).
- No non-employee director or nominee serves as an executive officer of a charitable or other tax-exempt organization that received contributions from Honeywell.
- Honeywell has commercial relationships (purchase and/or sale of products and services) with companies at which our directors serve, or during the last completed fiscal year served, as officers (TELMEX, UPS, and Con Edison). In each case, (i) the relevant products and services were provided on terms and conditions determined on an arms-length basis and consistent with those provided by or to similarly situated customers and suppliers; (ii) the relevant director did not initiate or negotiate the relevant transaction, each of which was in the ordinary course of business of both companies, and (iii) the combined amount of such purchases and sales was less than 0.5% of the consolidated gross revenues of each of Honeywell and the other company in each of the last three completed fiscal years. This level is significantly below the relevant per se bar to independence set forth in the NYSE listing standards, which uses a 2% of total revenue threshold and applies it to each of purchases and sales rather than the combination of the two.
- While a non-employee director's or nominee's service as an outside director of another company with which Honeywell does business is not within the NYSE per se independence bars and would generally not be expected to raise independence issues, the Board also considered those relationships and confirmed the absence of any material commercial relationships with any such company. Specifically, those commercial relationships were in the ordinary course of business for Honeywell and the other companies involved and were on terms and conditions available to similarly situated customers and suppliers.
- Although not within the NYSE per se independence bars, the Board also considered Mr. Cote's service on a KKR Advisory Board regarding the integration and operation of acquired companies (Mr. Hollick was a Senior Adviser to KKR until April 2010) and determined that the relationship was not material.

The above information was derived from the Company's books and records and responses to questionnaires completed by the director nominees in connection with the preparation of this proxy statement.

IDENTIFICATION AND EVALUATION OF DIRECTOR CANDIDATES

The Board has determined that its Corporate Governance and Responsibility Committee shall, among other responsibilities, serve as the nominating committee. The Committee consists entirely of independent directors under applicable SEC rules and NYSE listing standards. The Committee operates under a written charter adopted by the Board of Directors. A copy of the charter is available free of charge on our website www.honeywell.com, under the heading "Investor Relations" (see "Corporate Governance—Board Committees"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. The Committee is charged with seeking individuals qualified to become directors, evaluating the qualifications of individuals suggested or nominated by third parties, and recommending to the Board the nominees to be proposed by the Company for election to the Board and actions with respect to individuals nominated by third parties. The Committee considers director candidates in anticipation of upcoming director elections and other potential or expected Board vacancies.

The Committee considers director candidates suggested by members of the Committee, other directors, senior management and shareowners. The Committee has retained, at the expense of the Company, a search firm to identify potential director candidates, and is also authorized to retain other external advisors for specific purposes, including performing background reviews of potential candidates. The search firm retained by the Committee has been provided guidance as to the particular experience, skills and other characteristics that the Board is seeking. The Committee has delegated responsibility for day-to-day management and oversight of the search firm engagement to the Company's Senior Vice President—Human Resources and Communications.

Preliminary interviews of director candidates may be conducted by the Chairman of the Committee or, at his request, any other member of the Committee, the Chairman of the Board and/or a representative of the search firm retained by the Committee. Background material pertaining to director candidates is distributed to the members of the Committee for their review. Director candidates who the Committee determines merit further consideration are interviewed by the Chairman of the Committee and such other Committee members, directors and key senior management personnel as determined by the Chairman of the Committee. The results of these interviews are considered by the Committee in its deliberations.

The Committee annually reviews with the Board the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment includes a consideration of independence, diversity, age, skills, experience and industry backgrounds in the context of the needs of the Board and the Company, as well as the ability of current and prospective directors to devote sufficient time to performing their duties in an effective manner. Directors are expected to exemplify the highest standards of personal and professional integrity; and to constructively challenge management through their active participation and questioning. In particular, the Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of the Company's businesses. While the Company's Corporate Governance Guidelines do not prescribe a diversity policy or standards, as a matter of practice, the Committee takes into account diversity considerations in the context of the Board as a whole and takes into account the personal characteristics (gender, ethnicity, age) and experience (industry, professional, public service) of current and prospective directors to facilitate Board deliberations that reflect a broad range of perspectives. The Committee conducts regular reviews of current directors in light of the considerations described above and their past contributions to the Board.

Shareowners wishing to recommend a director candidate to the Committee for its consideration should write to the Committee, in care of Vice President and Corporate Secretary, Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962. To receive meaningful consideration, a recommendation should include the candidate's name, biographical data, and a description of his or her qualifications in light of the above criteria. Shareowners wishing to nominate a director should follow the procedures set forth in the Company's By-laws and described under "Director Nominations" on page 88 of this proxy statement.

This year, one director is proposed for nomination to the Board of Directors that has not previously been nominated for election to the Board by the shareowners, Mr. Judd Gregg. Mr. Gregg was identified as a potential Director candidate by Mr. Cote who served with him on the National Commission on Fiscal Responsibility and Reform.

The Company did not receive any recommendation of a director candidate from a shareowner, or group of shareowners, that beneficially owned more than 5% of the Common Stock for at least one year as of the date of recommendation.

PROCESS FOR COMMUNICATING WITH BOARD MEMBERS

Interested parties may communicate directly with the presiding director for an upcoming meeting or the non-employee directors as a group by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Communications may also be sent to individual directors at the above address.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS

The Company has no specific policy regarding director attendance at its Annual Meeting of Shareowners. Generally, however, Board and Committee meetings are held immediately preceding and following the Annual Meeting of Shareowners, with directors attending the Annual Meeting. All but one of the directors attended last year's Annual Meeting of Shareowners.

DIRECTOR COMPENSATION

The Corporate Governance and Responsibility Committee reviews and makes recommendations to the Board regarding the form and amount of compensation for non-employee directors. Directors who are employees of Honeywell receive no compensation for service on the Board. Honeywell's director compensation program is designed to enable continued attraction and retention of highly qualified directors by ensuring that director compensation is in line with peer companies competing for director talent, and is designed to address the time, effort, expertise and accountability required of active Board membership. In general, the Corporate Governance and Responsibility Committee and the Board believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and its Committees, and an equity component, designed to align the interests of directors and shareowners and, by vesting over time, to create an incentive for continued service on the Board.

Annual Compensation

Each non-employee director receives an annual Board cash retainer of $80,000. Each also receives a cash fee of $2,500 for each Board meeting attended, an annual cash retainer of $10,000 for each Board Committee on which he or she serves ($15,000 for Audit Committee), and an additional Committee Chair cash retainer of $15,000 for the Audit Committee and $10,000 for all other Board Committees. While no fees are generally paid for attending Committee meetings, a $1,000 cash fee is paid for attendance at a Committee meeting, or other extraordinary meeting related to Board business, which occurs apart from a regularly scheduled Board meeting.

At the commencement of each year, $60,000 in common stock equivalents is automatically credited to each director's account in the Deferred Compensation Plan for Non-Employee Directors, which amounts are only payable after termination of Board service, and are paid, in cash, as either a lump sum or in equal annual installments.

Each non-employee director receives an annual grant of options to purchase 5,000 shares of Common Stock at the fair market value on the date of grant, which is the date of the Annual Meeting of Shareowners. Starting in 2007, the vesting period was extended from three to four years, with the vesting occurring in four equal annual installments beginning on April 1 of the first year following the grant date and continuing on April 1 of the next three years. These options also become fully vested at the earliest of the director's retirement from the Board on or after the mandatory retirement age set by the Board and in effect on the date of grant, death, disability or change in control, as set forth in the 2006 Stock Plan for Non-Employee Directors of Honeywell (the "Non-Employee Director Plan") or applicable predecessor plan.

Deferred Compensation

A non-employee director may also elect to defer, until a specified calendar year or termination of Board service, all or any portion of his or her annual cash retainers and fees that are not automatically deferred, and to have such compensation credited to his or her account in the Deferred Compensation Plan for Non-Employee Directors. Amounts credited either accrue interest (4.8% for 2010 and set at 3.84% for 2011) or are valued as if invested in a Honeywell common stock fund or one of the other funds available to participants in our employee savings plan. The unit price of the Honeywell common stock fund is increased to take dividends into account. Upon a change of control, as defined in the Non-Employee Director Plan, a director may receive, pursuant to a prior election, a lump-sum payment for amounts deferred before 2006.

The non-employee directors of the Company who were previously non-employee directors of Honeywell Inc. (Messrs. Bethune, Chico Pardo and Wright) participate in the legacy Honeywell Inc. Non-Employee Directors Fee and Stock Unit Plan. The last fee deferral under this plan occurred on December 1, 1999. Since that date, deferred amounts are increased only by cash dividends that are converted into shares of Common Stock by dividing the cash amount by the closing price of the Common Stock on the dividend payment date. Payment will be made to a participating director in whole shares of Common Stock following the earlier of a change in control or the director's termination of Board service for any reason. Fractional shares will be paid in cash. Share payments will be made to a participating director in one payment or annual installments, as elected by the director. A director may elect to change the payment form if such election is made at least one year prior to the payment date.

Other Benefits

Non-employee directors are also provided with $350,000 in business travel accident insurance. They are also eligible to elect $100,000 in term life insurance and medical and dental coverage for themselves and their eligible dependents that is identical to similar coverage offered to the Company's active salaried employees. In September 2008, the Board determined that new directors would be responsible for paying premiums for term life insurance and medical and dental coverage which they elected to receive. Honeywell also matches, dollar for dollar, any charitable contribution made by a director to any qualifying educational institution or charity, up to a maximum of $25,000 in the aggregate per director, per calendar year. In addition, directors may use company aircraft for travel to and from Board and Committee meetings.

Restricted Stock Unit Grant Upon Election to Board

New non-employee directors receive a one-time grant of 3,000 restricted stock units ("RSUs") that vest on the earliest of the fifth anniversary of continuous Board service, death, disability or change in control. During this period, the director will receive dividend equivalents that will be automatically reinvested into additional RSUs which vest according to the same schedule as the underlying RSUs to which they relate. The director may defer the receipt of the RSUs on substantially the same terms and conditions as officers of the Company with respect to new grants of RSUs.

Stock Ownership Guidelines

Director stock ownership guidelines have been adopted under which each non-employee director, while serving as a director of the Company, must (i) hold at least $300,000 of Common Stock (including restricted shares and RSUs) and/or common stock equivalents and (ii) hold net gain shares from option exercises for one year. "Net gain shares" means the number of shares obtained by exercising the option, less the number of shares the director sells to cover the exercise price of the options and pay applicable taxes. Directors have five years from election to the Board to attain the prescribed ownership threshold. All current directors have attained the prescribed ownership threshold.

Director Compensation—Fiscal Year 2010

Director Name	Fees Earned or Paid Cash[1] ($)	Stock Awards[2] ($)	Option Awards[2][3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Gordon Bethune	$181,000	—	$54,700	$34,860	$10,004	$280,564
Kevin Burke	$190,000	—	$54,700	—	$20,004	$264,704
Jaime Chico Pardo	$188,500	—	$54,700	—	$ 1,201	$244,401
D. Scott Davis	$201,667	—	$54,700	$ 2,162	$ 1,038	$259,567
Linnet Deily	$202,000	—	$54,700	—	$31,543	$288,243
Clive Hollick	$178,500	—	$54,700	$ 2,388	$ 4,307	$239,895
George Paz	$191,000	—	$54,700	—	$25,004	$270,704
Bradley Sheares	$181,000	—	$54,700	$ 4,544	$25,661	$265,905
John Stafford*	$122,000	—	—	$58,340	$25,825	$206,165
Michael Wright	$202,000	—	$54,700	—	$28,334	$285,034

* Mr. Stafford retired from the Board at the 2010 Annual Meeting.

(1) All fees earned, whether paid in cash or deferred under the Deferred Compensation Plan for Non-Employee Directors (including amounts treated as deferred in the Honeywell common stock fund).

(2) The outstanding stock awards and option awards held at December 31, 2010 by each of the listed individuals are set forth in the chart below:

Director Name	Outstanding Stock Awards at 12/31/10	Outstanding Option Awards at 12/31/10
Mr. Bethune	—	41,000
Mr. Burke	3,000	5,000
Mr. Chico Pardo	—	41,000
Mr. Davis	—	25,000
Ms. Deily	—	25,000
Mr. Hollick	—	35,000
Mr. Paz	3,000	10,000
Dr. Sheares	—	30,000
Mr. Stafford	—	36,000
Mr. Wright	—	41,000

---

(3) The amounts set forth in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Option awards for non-employee directors were made in April 2010 with a Black-Scholes value of $10.94 per share. A more detailed discussion of the assumptions used in the valuation of option awards made in fiscal year 2010 may be found in Note 20 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2010.

(4) Amounts included in this column reflect above-market earnings on deferred compensation. Amounts invested in cash under the Deferred Compensation Plan for Non-Employee Directors are credited with the same rate of interest that applies to executives under the Honeywell Salary and Incentive Award Deferral Plan for Selected Employees. Deferrals for the 2006 plan year and later earn a rate of interest, compounded daily, based on the Company's 15-year cost of borrowing. The rate is subject to change annually. For 2010, this rate was 4.8%, and is set at 3.84% for 2011. Deferrals for the 2005 plan year earn a rate of interest, compounded daily, which was set at an above-market rate before the beginning of the plan year and is subject to change annually. Deferrals for the 2004 plan year and prior plan years earn a rate of interest, compounded daily, that was set at an above-market rate before the beginning of each plan year. This rate is fixed until the deferral is distributed.

(5) See "Director Compensation—Other Benefits" above for a description of the items included in the All Other Compensation column for 2010. Honeywell matched charitable contributions in the amounts of:

Director Name	Matched Charitable Contributions
Mr. Bethune	$10,000
Mr. Burke	$20,000
Ms. Deily	$25,000
Mr. Paz	$25,000
Dr. Sheares	$25,000
Mr. Stafford	$25,000
Mr. Wright	$25,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Applicable Policies and Procedures

The Company has written policies and procedures for approval or ratification of related person transactions. Article EIGHTH of Honeywell's Amended and Restated Certificate of Incorporation provides that a related or interested party transaction shall not be void or voidable if such transaction is duly authorized or ratified by a majority of the disinterested members of the Board of Directors. Consistent with SEC rules, a related or interested party transaction includes a transaction between the Company and a director, director nominee or executive officer of the Company or a beneficial owner of more than 5% of the Company's Common Stock or any of their respective immediate family members. Furthermore, the Honeywell Code of Business Conduct requires that each director and executive officer report to the Board of Directors on an ongoing basis any relationship or transaction that may create or appear to create a conflict between the personal interests of those individuals (or their immediate family members) and the interests of the Company. A conflict, or appearance of a conflict, might arise, for example, by accepting gifts or loans from a current or potential customer, supplier or competitor, owning a financial interest in, or serving in a business capacity with, an outside enterprise that competes with or does or wishes to do business with, the Company, serving as an intermediary for the benefit of a third party in transactions involving the Company or using confidential Company information or other corporate assets for personal profit.

If a conflict of interest or related party transaction is of a type or a nature that falls within the scope of oversight of a particular Board Committee, it is referred to that Committee for review. The Board or the responsible Committee thereof must review any potential conflict and determine whether any action is required, including whether to authorize, ratify or direct the unwinding of the relationship or transaction under consideration, as well as ensure that appropriate controls are in place to protect the Company and its shareowners. In making that determination, the Board or responsible Committee considers all relevant facts and circumstances, such as the benefits of the transaction to the Company; the terms of the transaction and whether they are arm's-length and in the ordinary course of the Company's business; the direct or indirect nature of the related person's interest in the transaction; the size and expected term of the transaction; and other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

In order to ensure that all material relationships and related person transactions have been identified, reviewed and disclosed in accordance with applicable policies, procedures and regulations, each director and officer also completes and signs a questionnaire at the end of each fiscal year that requests confirmation that there are no material relationships or related person transactions between such individuals and the Company other than those previously disclosed to the Company.

Related Person Transaction

The Honeywell ADI business leases its administrative office building in Melville, New York at a current rent of $979,495 per year. Subsequent to the time that ADI entered into this lease, the property was acquired by a partnership known as "New Island Holdings." There have been no material amendments to the lease since the property was acquired by New Island Holdings. Each of Mr. Fradin, President and Chief Executive Officer, Honeywell Automation and Control Solutions and Mr. Andreas Kramvis, President and Chief Executive Officer, Honeywell Specialty Materials, is a limited partner in New Island Holdings, holding 12% and 9% ownership interests, respectively. The limited partners of New Island Holdings receive distributions based on total lease payments generated from the portfolio of buildings that the partnership owns, less applicable mortgage and other expenses.

STOCK OWNERSHIP INFORMATION

Five Percent Owners of Company Stock

The following table sets forth information as to those holders known to Honeywell to be the beneficial owners of more than 5% of the outstanding shares of Common Stock as of December 31, 2010. State Street Corporation is listed in the table below because one of its subsidiaries (State Street Bank and Trust Company) holds 6.5% of our outstanding Common Stock as trustee for certain Honeywell savings plans. See notes below for additional details.

Name and Complete Mailing Address	Number of Shares	Percent of Common Stock Outstanding
State Street Corporation State Street Financial Center, One Lincoln Street, Boston, MA 02111	79,035,648(1)	10.1(2)
BlackRock Inc. 40 East 52nd Street, New York, NY 10022	39,031,150(3)	5.0

(1) State Street Corporation has shared voting power and shared dispositive power in each case in respect of the 79,035,648 shares listed above.

State Street Bank and Trust Company, a subsidiary of State Street Corporation, has shared voting power and shared dispositive power in each case in respect of 64,758,748 shares included above.

(2) State Street Bank and Trust Company holds 6.5% of our outstanding Common Stock as trustee for certain Honeywell savings plans. Under the terms of the plans, State Street is required to vote shares attributable to

any participant in accordance with instructions received from the participant and to vote all shares for which it does not receive instructions in the same ratio as the shares for which instructions were received.

(3) BlackRock Inc. has sole voting power and sole dispositive power in respect of all 39,031,150 shares.

Stock Ownership of Directors and Executive Officers

The following table sets forth information as of February 25, 2011 with respect to the beneficial ownership of Common Stock by each director or director nominee, each executive officer named in the Summary Compensation Table herein, and by all directors (including nominees) and executive officers of Honeywell as a group. Except as otherwise noted, the individuals listed in the table below have the sole power to vote or transfer the shares reflected in the table.

		Components of Beneficial Ownership (Number of Shares)		
Name[1]	Total Number of Shares[2]	Common Stock Beneficially Owned	Right to Acquire[3]	Other Stock-Based Holdings[4]
Gordon M. Bethune	54,979	3,000	33,500	18,479
Kevin Burke	9,905	6,000	1,250	2,655
Jaime Chico Pardo	64,556	8,391	33,500	22,665
David M. Cote[5]	6,037,703	53,261	5,631,991	352,451
D. Scott Davis	33,253	6,000	17,500	9,753
Linnet F. Deily	28,736	3,000	17,500	8,236
Judd Gregg[6]	0	0	0	0
Clive R. Hollick	45,040	3,000	27,500	14,540
George Paz	9,520	1,000	3,750	4,770
Bradley T. Sheares	36,234	2,212	22,500	11,522
Michael W. Wright	138,769	5,250	33,500	100,019
David J. Anderson	1,431,618	1,333	1,238,250	192,035
Andreas Kramvis	320,755	21,896	295,050	3,809
Roger Fradin	1,393,940	150,878	1,126,250	116,812
Timothy Mahoney	192,063	21,409	167,600	3,054
All directors, nominees and executive officers as a group, including the above-named persons (20 people)	10,719,792	366,773	9,487,541	865,477

(1) c/o Honeywell International Inc., 101 Columbia Road, Morris Township, New Jersey 07962.

(2) The total beneficial ownership for any individual is less than 1% and the total for the group is approximately 1.37% of the shares of Common Stock outstanding.

(3) Includes shares which the named individual or group has the right to acquire through the exercise of vested stock options, and shares which the named individual or group has the right to acquire through the vesting of performance shares, RSUs and stock options within 60 days of February 25, 2011.

(4) Includes shares and/or share-equivalents in deferred accounts, as to which no voting or investment power exists.

(5) During 2010, Mr. Cote was required to transfer certain shares, which had in prior years been reported as beneficially owned by him, pursuant to a domestic relations order.

(6) Mr. Gregg is a nominee for election to the Board at the 2011 Annual Meeting of Shareowners.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock with the SEC. Based on the information available to us during fiscal year 2010, we believe that all applicable Section 16(a) filing requirements were met on a timely basis.

SEC FILINGS AND REPORTS; KEY CORPORATE GOVERNANCE DOCUMENTS

We maintain an internet website at http://www.honeywell.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our website under the heading "Investor Relations" (see "SEC Filings & Reports") immediately after they are filed with or furnished to the SEC. Honeywell's Code of Business Conduct, Corporate Governance Guidelines and Charters of the Committees of the Board of Directors are also available free of charge on our website under the heading "Investor Relations" (see "Corporate Governance"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary. Honeywell's Code of Business Conduct applies to all directors, officers (including the Chief Executive Officer, Chief Financial Officer and Controller) and employees. Amendments to or waivers of the Code of Business Conduct granted to any of the Company's directors or executive officers will be published on our website.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we review the objectives and elements of Honeywell's executive compensation program and discuss and analyze the 2010 compensation decisions regarding our Named Executive Officers (the CEO, CFO and three other most highly compensated executive officers):

- David Cote—Chairman and Chief Executive Officer
- David Anderson—Senior Vice President and Chief Financial Officer
- Andreas Kramvis—President and Chief Executive Officer-Specialty Materials
- Roger Fradin—President and Chief Executive Officer-Automation and Control Solutions
- Timothy Mahoney—President and Chief Executive Officer-Aerospace

Executive Summary

Honeywell is a diversified technology and manufacturing leader, with global businesses organized into four strategic business groups known as SBGs: Aerospace, Automation and Control Solutions ("ACS"), Specialty Materials ("SM") and Transportation Systems ("TS"). 2010 operating results were strong across the Company's portfolio. Despite continued economic uncertainty, order rates grew in the Company's short and long-cycle businesses, reflecting Honeywell's robust focus on new products and services, great positions in good industries and investments in global expansion. Margin expansion and free cash flow growth and conversion reinforced the quality of earnings and the continued emphasis on cost discipline. Honeywell's stock price appreciated by 35.6% in 2010, well ahead of the S&P 500 (up 12.8%).

Total Shareowner Return or TSR (stock price appreciation plus reinvested dividends) was a positive 39.5% for 2010 as company performance and improving end-markets were reflected in the share price. Honeywell's dividend rate is increasing by 10% in 2011, representing the seventh time in the last eight years that the dividend rate has increased by 10%.

The following graph displays Honeywell's five-year TSR against its Compensation Peer Group (as defined below) and the Standard & Poor's 500 Stock Index for the period from December 31, 2005 to December 31, 2010. The annual changes for the five-year period shown in the graph are based on the assumption that $100 had been invested in Honeywell stock and each index on December 31, 2005 and that all dividends were reinvested.


Five-Year Total Shareowner Return
DOLLARS
200
150
100
50
0
2005
2006
2007
2008
2009
2010
Honeywell International, Inc.
S&P 500 Index
Compensation Peer Group

Overall, the Company withstood the impact of the global economic recession much better than it had the prior downturn (2001-2002), executing both commercially and operationally in 2009 and 2010, while continuing to invest in the future.

Compensation decisions made for 2010 were aligned with the Company's strong operational performance in 2010, with continued emphasis on both variable, at-risk compensation and long-term compensation that reinforces our focus on sustainable profitable growth and stock price appreciation. The Company has a demonstrated track record of evolving its compensation programs to reflect emerging best practices and strong corporate governance.

2010 Performance Highlights

- Overall, 2010 performance reflects Honeywell's ability to grow faster than its end markets, leverage its fixed cost base, grow margins and deliver strong free cash flow, while continuing to invest in new products, expand geographically and make progress on key process initiatives.
- Revenues increased by 8% over the prior year to $33.4 billion.
- Excluding the impact of the Pension MTM Adjustment (as defined below), earnings per share ("EPS") increased by 12% from $2.69 to $3.00, reflecting new product introductions, growth in emerging regions, realization of the benefits of prior repositioning actions and the ongoing focus on disciplined cost controls. Reported EPS increased by 26% from $2.05 to $2.59.
- Free cash flow (cash flow from operations less capital expenditures) increased by 6% over 2009 and was 152% of net income (excluding the impact of the Pension MTM Adjustment), reinforcing strong quality of earnings. 2010 free cash flow of $3.6 billion also reflected a voluntary $600 million cash contribution to improve the funded status of the Company's U.S. pension plans in the fourth quarter of 2010.
- Honeywell continued to make "seed planting" investments in 2010 that will form the foundation for future profitable growth. These investments included strategic acquisitions such as Sperian Protection that will enhance the Company's position in the highly attractive personal protection equipment segment, the development of new products and technologies through our Velocity Product Development process, improving operational efficiency through the expanded deployment of the Honeywell Operating System, continued implementation of Enterprise Resource Planning systems, and funding $151 million of repositioning projects that will benefit 2011 and beyond.
- Record working capital turns of 6.8 in 2010 represented an increase of 1.2 turns compared to 2009.

Pension Accounting Change

In the fourth quarter of 2010, the Company changed its policy for recognizing pension expense to a mark-to-market methodology (the "Pension Accounting Change"). The prior policy utilized a three-year smoothing of asset gains and losses and amortized asset and actuarial gains and losses outside the corridor (calculated as 10% of the greater of plan assets or projected benefit obligations) over six years (the "Prior Policy"). The amortization period under the Prior Policy was approximately half that of many other comparable companies, making it difficult for investors to compare the reported earnings of Honeywell and these companies.

Under the new pension accounting methodology, known as mark-to-market ("MTM"), the Company will recognize (1) ongoing pension expense consisting of service and interest costs and assumed returns on plan assets on a quarterly basis and (2) an annual MTM adjustment in the fourth quarter, to reflect gains or losses outside the corridor, if any, driven by changes in discount rates and/or the difference between actual and assumed returns on plan assets (the "Pension MTM Adjustment").

The Company believes the new MTM methodology will improve transparency of its underlying operational performance and the various elements and drivers of pension expense. The Pension Accounting Change became effective for the 2010 fiscal year and has been retrospectively applied to prior periods, resulting in the recognition of $5.5 billion of deferred losses in 2010 and prior periods. The Pension Accounting Change has no impact on Honeywell's underlying operating earnings, shareowners' equity, cash flows or pension funded status.

Excluding the impact of the Pension MTM Adjustments on EPS in both years (($0.64) and ($0.41) in 2009 and 2010, respectively), EPS increased 12% from $2.69 in 2009 to $3.00 in 2010.

For a full discussion of the Pension Accounting Change, see the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

2010 Compensation Decisions—Summary

Based on the results and actions discussed above, the Management Development and Compensation Committee (the "Committee") took the following key compensation actions in 2010:

- Base salaries: For the second year in a row, there were no merit increases for officers including the Named Executive Officers, as the Company remained cautious in its planning in light of soft macroeconomic indicators.
- Annual incentive compensation plan ("ICP") awards: In 2009, the Named Executive Officers did not receive annual bonuses based on the CEO's recommendation and the Committee's desire to de-emphasize short-term compensation during the economic downturn. In 2010, the Committee determined to award ICP bonuses to the Named Executive Officers ranging from 124% to 137% of their target opportunity in recognition of the Company's performance against pre-established financial goals, other key operational results, the achievement of non-financial management objectives, and other factors (more fully described below). The Committee also considered performance relative to pre-downturn (2007-2008) levels before making final ICP award decisions.
- Long-term incentive ("LTI") awards: In light of Company performance and in an effort to reinforce our goals of motivation and retention, the Named Executive Officers received or participated in one or more of the following LTI awards in 2010: Stock Options, Growth Plan participation, and performance-adjusted RSUs.

First, stock option grants were consistent with prior year grant levels, vest ratably over four years, and represent the most significant component of an officer's total annual target LTI opportunity (approximately 64%).

Second, a new 2010-2011 performance cycle was established for the cash-based Growth Plan which represents approximately 36% of an officer's total annual target LTI opportunity. The Growth Plan measures organic revenue growth and return on investment over a two-year performance cycle with any earned award to be paid 50% in 2012 and 50% in 2013, contingent on continued employment by the executive on each applicable payment date. The two-year performance cycles of the Growth Plan do not overlap, so grants are not made annually and only one award cycle is in effect at any time.

Third, in connection with the annual succession planning review conducted by the Committee and the full Board in 2010, four Named Executive Officers were awarded discretionary RSUs with the target award subject to adjustment up or down based on Honeywell's relative TSR performance ranking against its Compensation Peer Group (as defined below). These RSUs were structured to vest over an extended period of time (up to 7 years) in order to align with retention and succession planning objectives. The Company took other succession planning actions in 2010 which are more fully described below.

Best Practices

In 2010, Honeywell voluntarily provided its shareowners with an advisory vote on executive compensation (Say on Pay vote) which was approved by over 95% of the votes cast on the proposal. These results demonstrated strong shareowner support for Honeywell's overall executive compensation approach and the actions set forth in its 2010 Proxy Materials. The Committee takes into account the outcome of Say on Pay votes when considering future executive compensation arrangements.

The Committee regularly reviews best practices in governance and executive compensation and has revised Honeywell's policies and practices to:

- eliminate tax reimbursement payments (known as "tax gross-ups") on both perquisites received by officers and excise taxes that may become due upon a change in control for new participants in the Company's severance plan (in each case, effective January 1, 2010);
- add a relative TSR-based adjustment mechanism to RSU grants to officers (2010);
- guard the Company against competitive harm by obtaining enhanced restrictive covenants in connection with certain succession planning actions (2010);

- lengthen the vesting periods for equity grants and require net gain shares to be held for at least one year after exercise/vesting;
- require executive officers to maintain specific stock ownership levels, holding Common Stock equal in value to at least 4x their base salary (6x for the CEO);
- require automatic reinvestment of dividend equivalents on RSUs into additional RSUs, which vest according to the same schedule as the underlying RSUs to which they relate;
- eliminate the annual cash flexible perquisite allowance for executive officers;
- reduce the interest rate on deferred compensation by tying it to the Company's cost of capital;
- permit the recapture of incentive compensation from senior executives in the event of a significant financial restatement;
- permit the cancellation and recovery of equity awards from employees who leave the Company to join a competitor;
- prohibit the granting of stock options with an exercise price less than the fair market value of the Company's Common Stock on the date of grant;
- prohibit the repricing (reduction in exercise price) or reloading of stock options; and
- prohibit the Committee's independent compensation consultant from performing any services for the Company.

Objectives

Honeywell's executive compensation program is designed to achieve the following key objectives:

- Attract and Retain highly qualified executives with the leadership skills, behavioral attributes and experience necessary to develop and execute business strategies, drive superior results and process improvements, meet diverse challenges and build long-term shareowner value in an enterprise with the Company's scale, breadth, complexity and global footprint;
- Pay for Performance by rewarding and differentiating among executives based on the achievement of Company, SBG and functional objectives consistent with the Honeywell Initiatives;
- Align Executive and Shareowner Interests by emphasizing variable, at-risk compensation tied to an appropriate balance of near-term and long-term objectives; and
- Manage Risk through oversight and compensation design features and practices that balance short-term and long-term incentives.

Compensation Decisions: Factors Considered

Introduction

The Committee considers many company and individual performance measures (discussed in detail herein). As the foundation for aligning its compensation decisions with performance, the Committee evaluates quantitative factors, such as the financial and stock performance of the Company (both on an absolute basis and in the context of the competitive marketplace), the compensation history of each executive, and pay levels and practices for the Compensation Peer Group. Nevertheless, the Committee does not believe that quantitative factors should be considered in isolation. In making its decisions, the Committee considers the compensation elements in the context of the Company's philosophy and business goals, as well as the then-prevailing economic and competitive environment. Final compensation determinations are ultimately in the discretion of the Committee, using its expertise in assessing performance based on a wide range of factors and measures. The Committee does not believe that the factoring of the various items it considers in making its decisions regarding the size or composition of the overall compensation of each Named Executive Officer should be, or can be, reduced to a linear formula.

The Committee considers a wide range of factors and performance measures as a basis for applying judgment in determining the aggregate and individual awards under each element of the Company's executive compensation program (subject to relevant tax rules and plan rules).

Considerations

The factors that generally shape the Committee's decision making process are the following:

- Overall operational and financial performance—Corporate and SBG (as discussed above and below);
- The Company's stock performance (as discussed above and below);
- Named Executive Officer compensation history, including experience in the position (as discussed in this section);
- Executive's individual record of performance consistent with the Honeywell Initiatives of Growth, Productivity, Cash, People and Key Processes (as discussed in "Named Executive Officer—Performance & Direct Compensation" below);
- Executive's relative level of responsibility within Honeywell and the impact of his or her position on Honeywell's performance with recognition that both the amount and "at-risk" nature of the compensation should increase with the level of responsibility;
- Executive's long-term leadership potential with Honeywell and associated retention risk (as discussed in "Succession Planning" below);
- The senior executive succession plan (see "Succession Planning" below);
- Trends and best practices in executive compensation (as discussed above in "Executive Summary");
- Stock ownership levels (as discussed in "Stock Ownership Guidelines" below);
- Annual share utilization and shareowner dilution levels resulting from the compensation plans; and
- Peer group comparisons, including pay levels and practices for the competitive marketplace and company performance relative to the competitive marketplace (as discussed in this section).

Peer Group Compensation Data

The Committee does not target a specific competitive position relative to the market in determining the compensation of its executive officers. However, the Committee believes it is important to understand the relevant market for executive talent to ensure that the Company's executive compensation program supports the attraction and retention of highly qualified leaders.

The Committee maintains its awareness of market conditions through annual review of compensation data compiled by the independent compensation consultant retained by the Committee regarding a peer group of companies (listed below) having one or more of the following attributes: business operations in the industries and markets in which Honeywell participates, similar revenue and market capitalization, similar breadth of portfolio and complexity, global scope of operations and/or diversified product lines (the "Compensation Peer Group").

Compensation Peer Group	
Alcoa	Johnson Controls
Boeing	Lockheed Martin
Dow Chemical	Northrop Grumman
DuPont	Raytheon
Emerson Electric	Textron
General Dynamics	3M
General Electric	United Technologies

The Committee believes that Honeywell executives are potentially attractive candidates for such companies because of the depth of experience and management skill set required to manage a global company of Honeywell's scope and complexity. The Committee periodically reviews the appropriateness of the Compensation Peer Group and the purposes for which it is used. The Committee did not make any changes to the Compensation Peer Group in 2010.

The Committee reviews data regarding the Compensation Peer Group with respect to base salary, target and actual annual cash incentive compensation, total annual cash compensation, long-term incentive compensation and total direct compensation for each Named Executive Officer. The Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices and as a broader reference point for specific business units where the breadth and relevance of Compensation Peer Group data may not be as comprehensive as desired. Neither the Committee nor the Company has any input into the scope of the companies included in these general industry surveys.

Compensation History

Each year the Committee reviews each Named Executive Officer's three-year compensation history in total and with respect to each element of compensation, as well as projected payouts under the Company's retirement and deferred compensation plans, and prior non-recurring types of awards or grants (e.g., "sign on" or "make whole" awards upon joining Honeywell and RSU awards for retention and/or succession planning purposes). This enables the Committee to understand how each element of compensation interacts with the other elements and to see how current compensation decisions may affect future wealth accumulation and executive retention. The Committee considers historical award and/or grant levels when determining individual annual ICP awards and option grants, as well as the value and vesting dates of unvested equity holdings in connection with assessing the need for retention arrangements. While the Committee also considers potential payouts and circumstances involving a change in control of the Company and/or termination of the executive officer's employment, these arrangements generally do not influence the Committee's decisions regarding current year compensation.

Succession Planning

As a result of the industry backgrounds and experience of the Company's senior executives, and Honeywell's history of operating performance and skills development, the Committee believes that there is a significant risk that these leaders will be presented with other career opportunities at large companies with significant resources to offer higher compensation levels. Due to the annual revenues and global and industry breadth and depth of each of the Company's business segments, the Presidents of these segments may be considered as candidates to be CEOs of other companies.

The Committee recognizes that retention of highly qualified management talent is critical to the Company's continued performance and to successful succession planning. The Committee annually considers, and reviews with the full Board, succession candidates for senior leadership positions under both near-term and long-term planning scenarios, taking into account demonstrated performance, leadership qualities and potential to take on a more complex scope of responsibilities. As part of this process, the Committee considers the potential retention risk regarding incumbent senior executives and the identified succession candidates, which includes a review of the vested and unvested value of historical compensation awards, the competitive landscape for executive talent, the specific succession planning time horizon for each senior executive position, and the extent of disruption likely to be caused by unplanned attrition. Since January 2004, all of the Company's open executive officer positions have been filled with executives promoted from within Honeywell.

Where the Committee believes it to be necessary, it will take appropriate compensation actions to reinforce the succession plan and to guard against competitive activity. These retention actions are designed to:

- Motivate the executive to forego outside career opportunities;
- Generate value for the recipient only if he or she remains employed by the Company for the period of time deemed optimal for succession planning purposes; and
- Strengthen restrictive covenants (e.g., non-compete, non-solicitation) and/or provide for transition periods that will guard against competitive harm to the Company at the time of the executive's departure from the Company.

During 2010, the Committee approved succession planning actions for Mr. Fradin (discussed in further detail in "Named Executive Officer—Performance & Direct Compensation") and Mr. Kramvis (discussed in further detail in "Long-Term Incentive Compensation (Equity)").

Based on its careful consideration of the Company's business objectives, the Committee determined that tailoring these actions to the retention circumstances for each individual executive is the most effective approach and provides strong alignment with shareowner interests. The Committee believes that its 2010 actions (1) were the best means for achieving the Company's retention and succession planning objectives while mitigating the risk of competitive harm to the Company, (2) were consistent with the design of the Company's executive compensation program, and (3) provided for variability in value recognized by the executive based upon Company performance.

Compensation Mix

In setting total compensation, the Committee seeks to achieve the optimal balance between:

- Fixed and variable (or "at risk") pay elements;
- Short- and long-term pay elements; and
- Cash and equity-based elements.

The Company's executive compensation program is designed to emphasize variable, performance-based elements that align actual compensation with shareowner value. The mix of compensation elements for Named Executive Officers, and especially the CEO, is more heavily leveraged toward variable, performance-based compensation than for the balance of the executive population. The Committee determined that the CEO should have greater emphasis on variable compensation than all other executives because his actions can have a greater influence on the performance of the Company. The 2010 compensation elements that comprise "target total annual direct compensation opportunity" for the Named Executive Officers and their approximate weightings are shown below.

Compensation Element	% of 2010 Target Total Annual Direct Compensation Opportunity[1]	Type of Compensation	Key Objectives
Base Salary	10%–20%	Fixed Annual Cash	Attract and compensate high-performing and experienced leaders at a competitive level of cash compensation.
Annual ICP (Bonus) Awards	13%–20%	Variable Annual Cash	Motivate and reward executives for achieving annual corporate, SBG and functional goals in key areas of financial and operational performance.
Long-Term Incentive Awards ➢ Stock Options ➢ Growth Plan Units	60%–73%	Variable ➢ Long-Term Equity ➢ Long-Term Cash	Directly align the interests of shareowners and executives and motivate long-term operational and financial performance that will build shareowner value. The mix of long-term incentive award types is intended to help attract and retain successful leaders over the long term.

[1] Represents range when considering all Named Executive Officers. Actual mix varies by individual Named Executive Officer.

RSUs are not considered a component of a Named Executive Officer's target total annual direct compensation as they are generally not granted on an annual basis and there is no target award level.

The percentages above are based on "target total annual direct compensation" and do not necessarily correspond to, and are not a substitute for, the amounts disclosed in the Summary Compensation Table and supplemental tables.

Compensation Elements and Decisions for 2010

Each element of Honeywell's executive compensation program is described below.

Base Salary. Base salaries are primarily based on scope of responsibility and years of experience. Salary increases are based on the Committee's evaluation of current and expected future performance and may reflect the assumption of material additional responsibilities. Typically, base salaries make up the smallest component of total compensation of the Named Executive Officers.

In 2010, consistent with the Company's conservative cost planning in light of soft macroeconomic indicators, the Committee determined that Named Executive Officers would not receive annual merit increases. For similar reasons, no merit increases were provided in 2009.

Annual Incentive Bonus ("ICP"). Each Named Executive Officer has an annual target ICP opportunity expressed as a percentage of base salary. The CEO's target opportunity is 175% of base salary, while the other Named Executive Officers' target opportunities range from 80% to 100% of base salary. ICP payouts can vary significantly from year-to-year, but are capped at 200% of each Named Executive Officer's annual ICP target opportunity. The aggregate annual ICP payout for senior executive employees is also limited to 2% of the Company's consolidated earnings for the year (subject to adjustment for extraordinary items and the cumulative effect of changes in accounting principles).

At the beginning of each year, the Committee sets specific annual corporate financial objectives ("Pre-Established ICP Goals") consistent with the Company's annual operating plan which reflect then-current assumptions regarding macro-economic and key end-market conditions. At the end of the year, the Committee determines ICP plan pool funding and individual ICP awards for the Named Executive Officers based on achievement of the Pre-Established ICP Goals, as well as their discretionary evaluation of:

- ➢ Other key performance measures which assess both the strength and degree of difficulty of actual corporate and SBG performance, such as:
  - Year-over-year variance in segment profit, margin expansion and revenue and free cash flow conversion
  - Quality of earnings
  - Relative performance of SBGs or business units within each SBG
  - Relevant industry and economic conditions
  - Relative EPS performance compared to comparable businesses
  - Degree of stretch in targets;
- ➢ Level of ICP awards relative to performance in prior years;
- ➢ Achievement of individual management objectives aligned with the Honeywell Initiatives; and
- ➢ Demonstrated leadership behaviors.

The Committee does not assign specific weights to these factors, but in five of the last six years, the Committee reduced awards that otherwise would have been made based solely on performance against the Pre-Established ICP Goals.

Pre-Established ICP Goals:

The Pre-Established ICP Goals and final results (on an adjusted basis for EPS and FCF; see discussion below) for 2010 were:

Measure[1]	2010 Target	2010 Actual	Rationale for Metric
Earnings per share	\$2.20—\$2.40	\$2.53	Measures delivery of shareowner value at the corporate level
Free cash flow conversion[2]	137%	180%	Emphasizes link between net income and strong cash generation during global recession
Working capital turns[3]	6.0 turns	6.8 turns	Measures efficiency and effectiveness of the Company's business operations

(1) Each SBG has corresponding objectives, with net income being used in lieu of earnings per share; unusual, infrequently occurring and/or extraordinary items are excluded in determining achievement of Corporate and SBG objectives.

(2) Defined as free cash flow divided by net income.

(3) Defined as sales divided by working capital, which is trade accounts receivable plus inventory less accounts payable and customer advances.

Under the terms of the ICP plan, unusual, infrequently occurring and/or extraordinary items and the cumulative effect of changes in accounting principles are excluded in determining achievement of ICP objectives. Accordingly, the impact of the Pension Accounting Change (pension expense under the MTM policy, less what pension expense would have been under the Prior Policy) was excluded from the calculation of EPS in the "2010 Actual" column of the above table, as well as from the net income component of the free cash flow conversion amount reflected in those places.

The following table displays the determination of EPS and free cash flow conversion (free cash flow divided by net income) results for ICP purposes, after excluding the effects of the change in accounting principle associated with the MTM policy adopted in 2010 (amounts below are in millions, except per share amounts):

	For 2010 ICP Purposes
EPS – As Reported	$ 2.59
Impact of Pension MTM Adjustment	$ 0.41
EPS Excluding the Impact of Pension MTM Adjustment	$ 3.00
Impact of the Pension Accounting Change on 2010 Ongoing Pension Expense	$ (0.47)
2010 EPS Excluding the Impact of Pension Accounting Change	$ 2.53
2010 FCF	$3,552
Net Income – As Reported	$2,022
Impact of Pension MTM Adjustment	$ 319
Net Income Excluding the Impact of Pension MTM Adjustment	$2,341
Impact of the Pension Accounting Change on 2010 Ongoing Pension Expense	$ (366)
2010 Net Income Excluding the Impact of Pension Accounting Change	$1,975
Free Cash Flow Conversion Excluding Impact of Pension Accounting Change	180%

Other results and factors considered:

For 2010, other key performance measures and factors considered by the Committee in its discretionary evaluation (total Company level) were:

- Sales growth in 2010 of 8%, segment profit improvement of 13% and segment margin improvement of 50 basis points to a record 13.8% for the Company.
- Segment profit of $4.6 billion returned to 95% of 2008 levels on 9% less revenue.
- Strong pricing, new product introductions and strong delivery performance from the HON supply chain enabled delivery of 7% organic growth.
- Recovery in the Company's end markets in general industrial and automotive with strong growth in its short cycle businesses (Advanced Materials, ACS Products, Transportation Systems); Aerospace commercial aftermarket recovery lagged due to the profit / cost driven behaviors of end customers in both Air Transport and Regional as well as Business and General Aviation; long cycle businesses (UOP, Aerospace Defense & Space and ACS Solutions) remained challenged in 2010 as the end markets experienced mixed rates of recovery due to the dynamics in the refining, defense and process automation spaces.
- Good cost discipline through effective management of indirect spend and labor costs, including delivery of approximately $270 million of benefits from prior repositioning actions, as well as strong volume leverage, helped offset labor-related cost increases over 2009, as some 2009 policy actions (reduced work schedules, furloughs, incentive compensation reductions), were not repeated in 2010.

Committee Decisions on ICP:

With respect to 2010, the Committee took the following actions with respect to ICP:

- 2010 ICP Targets: Set Pre-Established ICP Goals for 2010 (described above) in February based on current assumptions regarding macro-economic and key end-market conditions;
- 2010 ICP Payments: Based on business results against the Pre-Established ICP Goals and other key performance measures as well as other relevant factors, the Committee (and the Board in the case of the CEO), in the first quarter of 2011, awarded annual ICP bonus amounts to the CEO and other Named Executive Officers in the following amounts:

Mr. Cote	$4,300,000
Mr. Anderson	$1,150,000
Mr. Kramvis	$ 750,000
Mr. Fradin	$1,300,000
Mr. Mahoney	$ 700,000

In determining 2010 ICP payment amounts, the Committee considered overall Honeywell and individual performance for each of the Named Executive Officers, as well as the relevant SBG performance for Messrs. Kramvis, Fradin and Mahoney (described below in "Named Executive Officer—Performance & Direct Compensation").

Long-Term Incentive Compensation (Generally). All long-term incentive awards to officers are approved by the Committee (and by all of the independent directors in the case of the CEO). Since 2003, the Company has historically provided long-term incentive awards in a mix of annual stock option grants and cash-based Growth Plan Units ("GPUs") issued in the first year of each two-year performance cycle. For 2009 only, the Committee determined that it would not provide awards under the Growth Plan due to the difficulty of setting appropriate performance targets under volatile, declining market conditions, and Named Executive Officers instead received RSUs that vest only at the end of three years. For 2010, the Committee reinstated the mix of annual stock options and awards of GPUs (for a new 2-year performance cycle) in light of the relative stabilization in global economic conditions.

In addition to annual awards of long-term incentive compensation, the Committee periodically considers discretionary RSU awards as may be deemed necessary for retention, recruitment, and succession planning.

Long-Term Incentive Compensation (Equity). Annual equity grants are made in February of each year during an open trading window period following the release of Honeywell's final results for the preceding fiscal year. Equity grants are made pursuant to the Company's 2006 Stock Incentive Plan and are typically subject to vesting restrictions that require executives to remain employed with the Company to receive value.

Stock Options: Options are granted with an exercise price which is set equal to the fair market value of the Company's Common Stock on the grant date and only have value to recipients if the stock price increases over the exercise price. Options granted to Named Executive Officers vest in equal 25% increments over a four-year period and represent approximately 64% of their target total annual LTI opportunity.

The following stock option awards were made with respect to 2010:

- CEO: Under his employment agreement, Mr. Cote is eligible for annual equity awards based on a target value of 230% of the sum of his current base salary and annual incentive bonus target. The Committee reviews performance, but does not set specific performance targets or identify particular weightings when determining the number of options to grant to Mr. Cote. In accordance with its charter, in reviewing the long-term incentive component of CEO annual direct compensation, the Committee considered the Company's operational performance and relative total shareowner return for the prior fiscal year, the value of similar incentive awards to CEOs at comparable companies, and awards previously made to Mr. Cote. Based on these considerations, in February 2010, the Committee granted Mr. Cote stock options to acquire 950,000 shares in recognition of his leadership in driving sustained financial and operational performance.
- Other Named Executive Officers: For each of the other Named Executive Officers, the Committee considered historical grant levels, as well as the executive officer's performance in the prior fiscal year, his impact on overall Company performance and his potential to contribute to the future performance of the Company and to assume increased leadership responsibilities. In addition, pursuant to a prior market-driven retention action, Mr. Fradin is eligible to receive an annual stock option grant worth $2 million. Based

on these considerations, in February 2010, the Committee granted each of the other Named Executive Officers the stock options stated below:

Mr. Anderson	275,000
Mr. Kramvis	175,000
Mr. Fradin	275,000
Mr. Mahoney	210,000

Restricted Stock Units: RSUs represent a right to receive Company stock only if certain conditions are met (e.g. continued employment through a specific date or the attainment of certain performance conditions). RSUs are linked with shareowner value since their value rises or falls along with the stock price. Beginning in 2010, a portion of the RSUs granted to Named Executive Officers is linked to Honeywell's TSR performance ranking vs. the TSR of the companies in its Compensation Peer Group ("performance-adjusted RSUs").

The Committee periodically grants RSUs on a discretionary basis for retention purposes. Grants are not considered annually and were most recently made in 2007. These grants vest over an extended period of time (3 to 7 years). In 2010, the Committee awarded performance-adjusted RSUs to the following four Named Executive Officers, with the target grant amounts subject to a maximum 20% up or down adjustment based on Honeywell's relative TSR performance ranking against its Compensation Peer Group over both a 1-year and 30-month period ending December 31, 2012:

Mr. Anderson	65,000
Mr. Kramvis	40,000
Mr. Fradin	65,000
Mr. Mahoney	50,000

In addition, as part of its process to review and strengthen the Company's succession plan (see "Succession Planning" on pages 29-30) and protect the Company from competitive harm, the Committee awarded Mr. Kramvis a special grant of performance-adjusted RSUs which vest 100% on the fourth anniversary of the date of grant and have a target amount of 100,000 shares, subject to a maximum up or down adjustment of 25% based on Honeywell's relative TSR performance ranking against its Compensation Peer Group over a 4-year period (October 1, 2010 - September 30, 2014). This award was contingent upon Mr. Kramvis' agreement to non-competition and non-solicitation obligations and other restrictive covenants. The Company has the right to clawback the value of this grant in the event of a breach by Mr. Kramvis of these restrictive covenants.

CEO 2007 Performance Shares: 2010 marked the end of the four-year performance period related to performance shares granted to the CEO in 2007. The 2007 grant was designed to only have value to the extent that the Company's TSR over the performance period (January 1, 2007-December 31, 2010), compared favorably to the TSR of the companies that comprised the S&P 100 at the beginning of the performance period. The targeted number of shares of 125,000 would be earned if the Company's four-year relative TSR was at 60th percentile. Potential payouts ranged from zero (if the relative four-year TSR was below the 40th percentile) to 250,000 shares (if the relative four-year TSR was 85th percentile or higher). Final earned shares will be credited with the dividends that would have been paid on them during the performance period.

As of December 31, 2010, the Company's 4-year TSR ranked at the 83.1 percentile vs. the S&P 100 comparator group and as such, the CEO earned 240,750 shares from his 2007 performance share grant and an additional 21,032 shares attributable to dividends. In accordance with the terms of this award, 50% of these shares will be paid to the CEO in the first quarter of 2011 and the remaining 50% will be paid in the first quarter of 2012, subject to the CEO remaining continuously employed with the Company through the date of payment. No performance shares were granted to the CEO in 2010.

Long-Term Incentive Compensation (Cash). The Company adopted the Growth Plan, a cash-based long-term incentive plan, in 2003 to focus executives on achievement of specific two-year financial performance goals that are aligned with business fundamentals rather than stock price appreciation. The Growth Plan is designed to reward sustainable, profitable growth, consistent with the Honeywell Initiative on Growth and the Company's strategic plan. GPUs are awarded in February of the first year of a two-year performance cycle. The two-year performance cycles do not overlap. In accordance with SEC reporting requirements, the full amount of the Growth Plan payouts for the full two-year cycle are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table in the second year of the performance cycle. As such, payment results for the 2010-2011 Growth Plan will be reported in the Summary Compensation Table included in Honeywell's 2012 Proxy Materials.

For the Named Executive Officers, the Growth Plan represents approximately 36% of their target total annual LTI opportunity.

The 2010-2011 Growth Plan performance cycle has two equally weighted performance goals: (i) total revenue, excluding the impact of acquisitions and divestitures and (ii) average return on investment (ROI). These objectives were selected to complement, but not duplicate, the primary annual corporate financial objectives utilized for ICP purposes. Growth Plan performance targets for each goal were set at the beginning of the performance cycle. The revenue goal was based on the Company's annual operating plan for 2010 and projected targets for 2011 that reflected more aggressive growth rates for the SBGs in anticipation of end market recovery and stabilization consistent with the Company's five-year strategic plan. ROI goals are based on the two year revenue targets and the projected income using 2010 annual operating plan and historical rates of incremental sales conversion of income for 2011. Net investment values were projected taking into account anticipated working capital improvements over the two year period.

For each performance goal, a minimum level of achievement (i.e., threshold) must be met before the plan will fund. Plan payouts are capped at 200% of target to the extent plan maximums are met or exceeded. For SBG executives (including Messrs. Kramvis, Fradin, and Mahoney), 50% of their potential payout for the 2010-2011 performance cycle is based on achievement of total Company metrics, and the remaining 50% is based on achievement of corresponding SBG objectives for their respective SBG. For Corporate executives (including Messrs. Cote and Anderson), payouts will be based solely on the achievement of total Company level metrics.

The following table presents the 2010-2011 Growth Plan performance goals at the total Company level:

2010-2011 Growth Plan Performance Goals (Total Company Level)

Performance	Funding Level	Total Revenue[1]	ROI (Avg)[2]
Below Threshold	0%	<$62.1 Billion	<18.33%
Threshold	50%	$62.1 Billion	18.33%
Target	100%	$65.4 Billion	20.29%
Maximum	200%	$68.6 Billion	22.27%
Overall Funding Threshold: 1.25% EPS CAGR[3]			

(1) Total Revenue is cumulative revenue for 2010 and 2011, excluding the impact of acquisitions and divestitures and extraordinary items.

(2) ROI is defined as the ratio of net income before interest expense to cash employed in the Company's businesses. ROI is a measure of the Company's ability to convert investments such as inventory, property, plant and equipment into profits. The ROI calculation excludes the impact of acquisitions and divestitures during the performance cycle (unless there is deemed to be sufficient certainty as their completion at the time of the setting of the targets for the performance cycle) and pension income/expense. The Growth Plan goal uses an arithmetic average of ROI for 2010 and 2011.

(3) Per the terms of the Growth Plan, excludes pension income/expense.

Upon completion of the Growth Plan performance cycle, in order to promote retention, awards earned under the Growth Plan are paid in two installments, 50% in the first quarter of the year after the performance cycle ends and 50% in the first quarter of the second year after the performance cycle ends, with each payment contingent on the executive being employed with the Company on the date payment is made. Payments are forfeited if the executive is not employed by the Company on the payout date. Thus, any awards for the 2010-2011 Growth Plan performance cycle would not be fully paid until 2013.

Retirement Plans. The Company offers certain retirement benefits to our Named Executive Officers. Specifically, Named Executive Officers may participate in broad-based plans available to all executive employees, including a defined benefit pension plan and a 401(k) savings plan that provides matching Company contributions up to the first 8% of base salary contributed to the plan (subject to IRS limitations). Because the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, the Company maintains an unfunded supplemental retirement plan to replace the portion of an executive's pension benefit subject to the IRS limitations. In addition, certain Named Executive Officers are entitled to supplemental retirement benefits deemed appropriate in light of circumstances surrounding the recruitment or retention of these individuals. These plans are explained in detail beginning on page 51.

Nonqualified Deferred Compensation Plans. The Company offers executive officers (including the Named Executive Officers) the ability to participate in certain nonqualified deferred compensation plans to permit retirement savings in a tax-efficient manner. Executive officers can elect to defer up to 100% of their annual ICP awards. In addition, executive officers may also participate in a supplemental savings plan maintained in order to permit deferral of base salary that cannot be contributed to the Company's 401(k) savings plan due to Internal Revenue Code limitations. These amounts are matched by the Company only to the extent required to make up for a shortfall in the available match under the 401(k) savings plan due to such limitations. Deferred compensation balances earn interest at a fixed rate based on the Company's 15-year cost of borrowing, which is subject to change on an annual basis (4.8% in 2010, set at 3.84% for 2011). Consistent with the long-term focus of the executive compensation program, matching contributions are treated as if invested in Company Common Stock. Distributions are limited by plan rules, prior employee elections and Internal Revenue Code restrictions. These plans are explained in detail beginning on page 56.

Benefits and Perquisites. Our Named Executive Officers are entitled to participate in Company-wide benefits such as life, medical, dental, accidental death and disability insurance that are competitive with other similarly-sized companies. The Named Executive Officers participate in these programs on the same basis as the rest of the Company's salaried employees. The Company maintains excess liability coverage for management personnel, including the Named Executive Officers. The CEO also receives additional life insurance benefits agreed at his time of hire in 2002 to replace lost benefits from his prior employer. The Company's security policy requires the CEO to use Company aircraft for all air travel (business or personal) to ensure the personal security of the CEO and protect the confidentiality of the Company's business, and to have home security and back-up power systems. The Company may also permit limited personal usage of corporate aircraft by other executive officers.

Named Executive Officer—Performance & Direct Compensation

Set forth below is a discussion of the compensation actions for each Named Executive Officer, which reflects how the Committee viewed their compensation in 2010.

The tables below their 2010 Performance Summary highlight the Committee's 2010 annual direct compensation actions (base salary, ICP award, annual stock option grant and annualized target Growth Plan award) for each Named Executive Officer and the percentage variance in total annual direct compensation compared to the prior year. A significant portion of this variance between 2010 and 2009 is attributable to (a) 2010 ICP awards (no ICP awards were made for 2009 due to the short-term impact of global economic conditions) and (b) assigning half the target value of the 2010-2011 Growth Plan award to 2010 consistent with how the Committee views and plans target LTI awards (no amount attributable to 2009 as it was not included in any Growth Plan performance cycle). As a point of reference (since compensation in 2009 was significantly reduced), the tables also note the variance between 2010 and 2008 total annual direct compensation, determined on a consistent basis, for those Named Executive Officers holding their positions for all three years. Discretionary awards made in 2010 for retention and succession planning purposes which are not a part of annual direct compensation (see "Succession Planning") are described separately in and below the tables. The tables differ from, and are not a substitute for, the Summary Compensation Table, which presents similar information in the format required by the SEC.

Generally, the Committee's compensation decisions for 2010 reflect impressive business results and a more favorable outlook. These results were driven by leadership actions that positioned the Company to capitalize on improving business conditions and deliver sustainable, long-term business performance. These decisions demonstrate a strong alignment between pay and performance, with an emphasis on driving long-term growth and productivity.

The Company does not define specific pay equity ratios for its senior executives or Named Executive Officers. The compensation disparity between the CEO and the other Named Executive Officers is primarily due to the CEO having significantly greater responsibilities for management and oversight of a diversified, global enterprise and the corresponding market factors reflecting this difference.

David Cote—Chairman and Chief Executive Officer

2010 Performance Summary:

- Successfully led the Company through a challenging financial environment, positioning the Company to respond well to improved economic conditions.
  - Resulted in sales growth of 8%, segment profit growth of 13% and proforma EPS growth (excluding the impact of the Pension MTM Adjustment) of 12%.
- Focused the businesses on the linkage between net income and strong cash generation, resulting in a 6% increase in free cash flow to $3.6 billion and proforma free cash flow conversion of 152% (excluding the impact of the Pension Accounting Change), reflecting strong quality of earnings.
- Drove "seed planting" investments in growth, including strategic acquisitions (over $1 billion) and next generation technologies in each of the Company's business segments (including energy efficiency products and solutions, wireless sensing, low global warming refrigerants and gasoline and next generation turbo technologies).
- Continued focus on expansion of sales, income and census in emerging regions (India, China, Middle East).
  - Emerging Region sales grew approximately 14% to approximately $5.5 billion in 2010, notably over 12% and over 11% in China and India, respectively.
  - Emerging Region census, excluding the Sperian acquisition, increased 13%. Census in India, China and Middle East, excluding the Sperian acquisition, increased 14%.
- Gained traction on key process initiatives, while effectively managing costs and capital expenditures.
  - Repositioning savings of approximately $270 million in 2010.
  - Increased capital expenditures by 7% to $651 million (from $609 million).
  - Continued to invest in new products / technologies.
  - R&D spend up 10% to $1.5 billion.

Annual Compensation	2010	2009	
Base Salary	$ 1,800,000	$ 1,800,000	
Annual ICP Award	$ 4,300,000	$ 0	***No bonus in 2009***
Total Annual Cash Compensation	$ 6,100,000	$ 1,800,000	
Growth Plan[a]	$ 4,750,000	None	
Restricted Stock Units[b]	$ —	$ 4,252,500	
Stock Options[c]	$ 8,483,500	$ 6,374,500	
Target Total Annual LTI Compensation	$13,233,500	$10,627,000	
Total Annual Direct Compensation	$19,333,500	$12,427,000	***2010 up 56% vs. 2009*** ***2010 down 9% vs. 2008***

[a] 2010 portion of 2010-2011 Growth Plan annualized at target payout level - not yet earned or paid.
[b] 2009—150,000 RSUs at a share price of $28.35 issued as part of annual grant due to suspension of Growth Plan.
[c] 2010—950,000 stock options with a grant date Black-Scholes value $8.93.
2009—950,000 stock options with a grant date Black-Scholes value $6.71.

David Anderson—Senior Vice President and Chief Financial Officer

2010 Performance Summary:

- Drove working capital and cost reduction initiatives which contributed to the Company exceeding goals for segment margin and free cash flow generation. Achieved record free cash flow of $4.2 billion pre-pension ($3.6 billion including pension).
- Led evaluation and implementation of the Pension Accounting Change which enhances the transparency, clarity and comparability of discussions of the Company's operating performance.

- Led the Corporation's overall strategic acquisitions, divestitures, and JV process in support of the SBGs which resulted in the completion of 6 acquisitions, 2 divestiture agreements and numerous JV agreements (most notably for expansion of HBS activities in the Middle East).
- Continued to drive productivity through funding of $151 million in net repositioning projects, expected to yield approximately $100 million of savings in 2011.
- Advanced organizational efficiency initiatives which contributed to company-wide segment margin improvement to a record level.
- Generated $34 million in annual savings through reduction in the Company's real estate footprint.

Annual Compensation	2010	2009	
Base Salary	$ 900,000	$ 900,000	
Annual ICP Award	$1,150,000	$ 0	***No Bonus in 2009***
Total Annual Cash Compensation	$2,050,000	$ 900,000	
Growth Plan[(a)]	$1,375,000	none	
Restricted Stock Units[(b)]	$ —	$1,134,000	
Stock Options[(c)]	$2,455,750	$1,845,250	
Target Total Annual LTI Compensation	$3,830,750	$2,979,250	
Total Annual Direct Compensation	$5,880,750	$3,879,250	***2010 up 52% vs. 2009*** ***2010 flat vs. 2008***
Non-Annual Retention Grant			
Performance-Adjusted RSUs[(d)]	$3,090,750	—	

(a) 2010 portion of 2010—2011 Growth Plan annualized at target payout level - not yet earned or paid.
(b) 2009—40,000 RSUs at a share price of $28.35 issued as part of annual grant due to suspension of Growth Plan.
(c) 2010—275,000 stock options with a grant date Black-Scholes value $8.93.
2009—275,000 stock options with a grant date Black-Scholes value $6.71.
(d) 2010—65,000 performance-adjusted RSUs at a grant date value of $47.55 per share issued for retention purposes, vests over 4 years.

Andreas Kramvis—President and Chief Executive Officer—Specialty Materials (SM)

2010 Performance Summary:

- Grew SM sales 14% despite a tempered economic landscape, driven by the short-cycle businesses serving the agricultural, HVAC and electronics industries. SM experienced above market organic growth in nearly all segments.
- Increased year-over-year SM segment profit by 24%. Achieved expanded SM segment margin improvement of 120 basis points above 2009.
- Delivered significant year-over-year improvement in working capital turns.
- Continued rigorous focus on new product introductions and global commercial excellence helped win significant new business; including securing contracts with two automobile manufacturers for next-generation low global warming product refrigerants. Over $200 million of 2010 revenue was from new products launched in 2010.
- Expanded globalization initiatives, with over 50% of sales generated outside North America. Advanced Materials sales in China and India sales were up almost 20%; and with global energy demand continuing to rise, UOP is at the forefront of new infrastructure and capacity additions in both refining and natural gas globally. Significant new project wins included the large Petrobras project in which UOP was selected to provide all process technologies for two new refineries in Brazil and in other major refineries around the world.
- Invested to upgrade engineering capabilities and operating effectiveness of SM manufacturing facilities; approximately 70% of these facilities achieved record output in 2010.

Annual Compensation	2010	2009	
Base Salary	$ 550,000	$ 550,000	
Annual ICP Award	$ 750,000	$ 0	***No Bonus in 2009***
Total Annual Cash Compensation	$1,300,000	$ 550,000	
Growth Plan[a]	$ 875,000	none	
Restricted Stock Units[b]	$ —	$ 708,750	
Stock Options[c]	$1,562,750	$1,174,250	
Target Total Annual LTI Compensation	$2,437,750	$1,883,000	
Total Annual Direct Compensation	$3,737,750	$2,433,000	***2010 up 54% vs. 2009***
			2009—First Year as Named Executive Officer
Non-Annual Retention & Succession Grants			
Performance-Adjusted RSU's[d]	$6,996,000	—	

[a] 2010 portion of 2010-2011 Growth Plan annualized at target payout level - not yet earned or paid.
[b] 2009—25,000 RSUs at a share price of $28.35 issued as part of annual grant due to suspension of Growth Plan.
[c] 2010—175,000 stock options with a grant date Black-Scholes value $8.93.
2009—175,000 stock options with a grant date Black-Scholes value $6.71.
[d] 2010—100,000 performance-adjusted RSUs valued at a grant date value of $51.08 per share and vesting in 4 years that also required agreement to comprehensive restrictive covenants, and 40,000 performance-adjusted RSUs valued at $47.20 per share and vesting over 5 years; issued for retention and succession planning purposes.

Roger Fradin—President and Chief Executive Officer—Automation and Control Solutions (ACS)

2010 Performance Summary:

- Provided strong leadership and growth of ACS; the SBG with the Company's most diverse product portfolio.
- Grew ACS sales 9% (to $13.75 billion) despite a tempered economic landscape and contraction in the commercial new construction end markets. ACS sales growth was driven by the early-cycle industrial businesses, with above market organic growth in nearly all segments.
- Increased year-over-year ACS segment profit by 11%. Expanded ACS segment margins 30 basis points above 2009 through disciplined cost controls and new product launches.
- Delivered year-over-year improvement in working capital turns.
- Successfully completed 6 acquisitions, adding $1 billion in sales to ACS and expanding its positions and capabilities in advanced process controls, SmartGrid energy efficiency and in personal protective equipment.
- Launched over 400 new products across the portfolio, aligned to the mega-trends of energy efficiency, safety and security, and globalization.
- Delivered over $80 million in revenue growth from the Middle East region and India.
- Deployment of the Honeywell Operating System and six sigma processes produced the first site to achieve Silver status.

Annual Compensation	2010	2009	
Base Salary	$1,050,000	$1,050,000	
Annual ICP Award	$1,300,000	$ 0	***No bonus in 2009***
Total Annual Cash Compensation	$2,350,000	$1,050,000	
Growth Plan [(a)]	$1,375,000	none	
Restricted Stock Units[(b)]	$ —	$1,134,000	
Stock Options[(c)]	$2,455,750	$1,845,250	
Target Total Annual LTI Compensation	$3,830,750	$2,979,250	
Total Annual Direct Compensation	$6,180,750	$4,029,250	***2010 up 53% vs. 2009 2010 flat vs. 2008***
Non-Annual Retention Grant			
Performance-Adjusted RSUs[(d)]	$3,068,000	—	

[(a)] 2010 portion of 2010-2011 Growth Plan annualized at target payout level - not yet earned or paid.
[(b)] 2009—40,000 RSUs at a share price of $28.35 issued as part of annual grant due to suspension of Growth Plan.
[(c)] 2010—275,000 stock options with a grant date Black-Scholes value $8.93.
2009—275,000 stock options with a grant date Black-Scholes value $6.71.
[(d)] 2010—65,000 performance-adjusted RSUs at a grant date fair value of $47.20 per share issued for retention purposes; vests over 4 years.

Succession Planning Action:

During 2010, the Committee took the following action with respect to Mr. Fradin for retention and succession planning purposes (see "Succession Planning" on pages 29-30):

- Set a pension annuity value of $1.4 million, but only to the extent his existing pension formula does not produce this amount, contingent on him remaining employed with Honeywell until age 60 (he is currently 57), and provided for full vesting of outstanding stock options and RSUs upon retirement at or after age 62, except for equity awards granted in the 12 months preceding his retirement and the portion of any equity awards still subject to performance conditions at the time of his retirement.
- Such benefits were conditioned upon Mr. Fradin's agreement to certain restrictive covenants, including an extension of his non-competition and non-solicitation obligations to the later of age 65 or two years following the termination of his employment, and his agreement to provide a transition period of at least 12 months prior to his retirement (may be reduced to 6 months under certain limited circumstances), with the Company having certain clawback rights in the event of a breach by Mr. Fradin of these restrictive covenants.

Timothy Mahoney—President and Chief Executive Officer—Aerospace

2010 Performance Summary:

- Led effort that resulted in Aerospace being awarded significant systems content on the C919, the single aisle commercial airliner in China. COMAC selected Aerospace to provide the auxiliary power unit, wheels and brakes, flight controls and combined inertial reference system and air data system—bringing our total wins with COMAC to more than $11 billion over the life of the programs.
- Delivered year-over-year improvement in working capital turns.
- Secured Air Transport & Regional repair and overhaul wins in excess of $2.6 billion including significant win-backs from key competitors.
- Delivered over $175 million in savings from cost control initiatives.
- Leading the effort in building a culture with focus on a balance of short and long term growth, international expansion, and operational excellence both in development and production programs.

Annual Compensation	2010	
Base Salary	$ 660,000	
Annual ICP Award	$ 700,000	
Total Annual Cash Compensation	$1,360,000	
Growth Plan[(a)]	$1,050,000	
Stock Options[(b)]	$1,875,300	
Target Total Annual LTI Compensation	$2,925,300	
Total Annual Direct Compensation	$4,285,300	***First year as Named Executive Officer***
Non-Annual Retention Grant		
Performance-Adjusted RSUs[(c)]	$2,377,500	

(a) 2010 portion of 2010-2011 Growth Plan annualized at target payout level - not yet earned or paid.
(b) 2010—210,000 stock options with a grant date Black-Scholes value $8.93.
(c) 2010—50,000 performance-adjusted RSUs at a grant date fair value of $47.55 issued for retention purposes; vests over 7 years.

Risk Considerations

The Committee believes that the balanced utilization of the various elements of the Company's executive compensation program:

- Supports the achievement of competitive revenue, earnings and cash performance in variable economic and industry conditions without undue risk; and
- Mitigates the potential to reward risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of the Company's long-term business strategy and destroy shareowner value.

The following risk oversight and compensation design features guard against excessive risk-taking:

- Company's processes for developing strategic and annual operating plans, approval of capital investments, internal control over financial reporting and other financial, operational and compliance policies and practices (see pages 14-15 of this proxy statement for a full discussion of the role of the Board of Directors in the risk oversight process);
- Diversified nature of the Company's overall portfolio of businesses with respect to industries and markets served (types, long cycle/short cycle), products and services sold, and geographic footprint;
- Review and approval of corporate, SBG and individual executive officer objectives by the Committee to ensure that these goals are aligned with the Company's annual operating and strategic plans, achieve the proper risk/reward balance, and do not encourage unnecessary or excessive risk-taking;
- Base salaries consistent with executives' responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security;
- Determination of incentive awards based on a review of a variety of indicators of performance, thus diversifying the risk associated with any single indicator of performance;
- Design of long-term compensation to reward executives for driving sustainable, profitable, growth for shareowners;
- Vesting periods for equity compensation awards that encourage executives to focus on sustained stock price appreciation;
- The mix between fixed and variable, annual and long-term, and cash and equity compensation are designed to encourage strategies and actions that are in the Company's long-term best interests;
- Incentive plans are not overly leveraged and cap the maximum payment; design features intended to balance pay for performance with an appropriate level of risk taking. The Committee has discretionary

authority to adjust annual ICP payments, which further reduces any business risk associated with such plan;

- Adoption of "clawback" policies which provide for the recoupment of incentive compensation paid to senior executives in event of a significant restatement of Company financial results;
- "Clawback" provisions in the Company's current stock plan that allow the Company to cancel shares or recover gains realized by an executive if non-competition provisions are violated; and
- Ownership thresholds in the Company's stock ownership guidelines that require Named Executive Officers to hold shares of Honeywell Common Stock equal to 4 to 6 times their current annual base salary, as detailed below.

Accordingly, based upon the foregoing, the Company believes that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

The Committee believes that executives will more effectively pursue the long-term interests of the Company's shareowners if they are also shareowners. Accordingly, the Committee adopted minimum stock ownership guidelines in May 2003 for all executive officers.

Under these guidelines, the CEO must hold shares of Common Stock equal in value to six times his current annual base salary. Other executive officers are required to own shares equal in value to four times their current base salary. Shares used in determining whether these guidelines are met include shares held personally, share equivalents held in qualified and nonqualified retirement accounts, and RSUs. Executive officers have five years to meet these guidelines. Each of the Named Executive Officers has attained the prescribed ownership threshold.

In addition, the stock ownership guidelines require officers to hold for at least one year the "net shares" from RSU vesting (with respect to RSUs granted after the adoption of the stock ownership guidelines) or the "net gain shares" of Common Stock that they receive by exercising stock options. "Net shares" means the number of shares obtained from RSU vesting, less the number of shares withheld or sold to pay applicable taxes. "Net gain shares" means the number of shares obtained by exercising the option, less the number of shares the officer sells to cover the exercise price of the options and pay applicable taxes. After the one-year holding period, officers may sell net shares or net gain shares, provided that following any sale, they continue to hold shares of Common Stock in excess of the prescribed minimum stock ownership level.

The stock ownership guidelines do not apply to officers at or over age 60 who have at least 10 years of service. This allows prudent investment planning for officers nearing retirement. As of the date of this proxy statement, all of the Named Executive Officers are subject to the stock ownership guidelines.

Recoupment

The Company's Corporate Governance Guidelines provide for the recoupment of incentive compensation paid to senior executives in the event of a significant restatement of financial results (a "Restatement"). Under the guidelines, the Board can seek recoupment if and to the extent that (i) the amount of incentive compensation was calculated based upon the achievement of financial results that were subsequently reduced due to a Restatement, (ii) the senior executive engaged in misconduct, and (iii) the amount of incentive compensation that would have been awarded to the senior executive had the financial results been properly reported would have been lower than the amount actually awarded. The complete text of the Corporate Governance Guidelines is posted on our website at www.honeywell.com (see "Investor Relations"—"Corporate Governance").

In the event that during the two-year period following an executive officer's termination of employment with Honeywell, he or she commences employment with or otherwise provides services to a Honeywell competitor without the Committee's prior approval, the Company reserves the right, for awards issued under the 2003 and 2006 Stock Incentive Plans, to (i) cancel all unexercised options, (ii) forfeit all unvested GPUs and RSUs, and (iii) recover any gains attributable to options that were exercised, and any value attributable to GPUs and RSUs that were paid, during the period beginning six months before and ending two years after the executive officer's termination of employment.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code restricts deductibility for federal income tax purposes of annual individual compensation in excess of $1 million to the Named Executive Officers (excluding the Chief Financial Officer) if certain conditions are not satisfied. Honeywell intends, to the extent practicable, to preserve deductibility of compensation paid to its Named Executive Officers while maintaining compensation programs that effectively attract, motivate and retain exceptional executives in a highly competitive environment.

The Company has designed its annual and long-term cash incentive and stock option awards to permit full deductibility. The plans under which these awards are made have been approved by the shareowners and provide for awards that are eligible for deductibility as performance-based compensation. The Committee may use its discretion to set actual compensation below the maximum amount calculated by application of the relevant performance criteria. The Committee intended that all annual ICP and Growth Plan payments to the Named Executive Officers for 2010 would be deductible for federal income tax purposes.

The Committee does not believe, however, that it would be in the best interests of the Company or its shareowners to restrict the Committee's discretion and flexibility (an integral part of our compensation philosophy) to craft compensation plans and arrangements that may result in non-deductible compensation expenses. Accordingly, the Committee from time to time has approved elements of compensation for certain Named Executive Officers that were consistent with the objectives of the Company's executive compensation program, but that were not fully deductible (which may include, among other things, RSU awards and a portion of the CEO's base salary, both of which occurred in 2010).

Transactions in Company Securities

No employee, including Named Executive Officers, may engage in short sales of Honeywell securities. Also, selling or purchasing puts or calls or otherwise trading in or writing options on Honeywell's securities by employees, officers and directors is prohibited. These same restrictions also apply to our non-employee directors.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee reviewed and discussed Honeywell's Compensation Discussion and Analysis with management. Based on this review and discussion, the Committee recommended that the Board of Directors include the Compensation Discussion and Analysis in this proxy statement and the Form 10-K for the year ended December 31, 2010 filed with the SEC.

THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

D. Scott Davis, Chair
Gordon M. Bethune
Clive R. Hollick
Bradley T. Sheares

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2010, all of the members of the Management Development and Compensation Committee were independent directors, and no member was an employee or former employee of Honeywell. No Committee member had any relationship requiring disclosure under "Certain Relationships and Related Transactions" on pages 20-21 of this proxy statement. During fiscal year 2010, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity whose executive officer served on our Management Development and Compensation Committee.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)[1]	Bonus($)[2]	Stock Awards($)[3]	Option Awards($)[4]	Non-Equity Incentive Plan Compensation($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)[6]	All Other Compensation($)[7]	Total
David M. Cote									
Chairman of the Board and Chief Executive Officer	2010	$1,800,000	$4,300,000	$ 0	$8,483,500	$ 0	$5,341,583	$228,929	$20,154,012
	2009	$1,800,000	$ 0	$4,252,500	$6,374,500	$ 0	$ 384,123	$412,038	$13,223,161
	2008	$1,825,962	$3,500,000	$ 0	$8,983,000	$14,000,000	$2,097,885	$422,666	$30,829,513
David J. Anderson									
Senior Vice President, Chief Financial Officer	2010	$ 900,000	$1,150,000	$3,090,750	$2,455,750	$ 0	$1,526,121	$ 37,000	$ 9,159,621
	2009	$ 900,000	$ 0	$1,134,000	$1,845,250	$ 0	$2,604,267	$ 39,649	$ 6,523,166
	2008	$ 905,769	$ 975,000	$ 0	$2,211,200	$ 3,500,000	$ 484,736	$ 48,172	$ 8,124,877
Andreas Kramvis[8]									
President & Chief Executive Officer, Specialty Materials	2010	$ 550,000	$ 750,000	$6,996,000	$1,562,750	$ 0	$ 197,831	$ 35,605	$10,092,186
	2009	$ 550,000	$ 0	$ 708,750	$1,174,250	$ 0	$ 219,238	$ 79,745	$ 2,731,983
Roger Fradin									
President & Chief Executive Officer, Automation and Control Solutions	2010	$1,050,000	$1,300,000	$3,068,000	$2,455,750	$ 0	$ 525,344	$ 66,290	$ 8,465,384
	2009	$1,050,000	$ 0	$1,134,000	$1,845,250	$ 0	$ 669,300	$119,694	$ 4,818,244
	2008	$1,075,962	$1,150,000	$ 0	$2,211,200	$ 3,500,000	$ 235,073	$120,256	$ 8,292,491
Timothy O. Mahoney[9]									
President & Chief Executive Officer, Aerospace	2010	$ 660,000	$ 700,000	$2,377,500	$1,875,300	$ 0	$ 749,734	$ 45,829	$ 6,408,363

(1) Named Executive Officers did not receive a base salary adjustment in 2009 or 2010.

(2) At the request of Mr. Cote, the Committee determined that the Named Executive Officers would receive no annual incentive bonus awards for 2009.

(3) Amounts reflect the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718. The grant date fair value per share for RSU awards made prior to 2010 represents the average of the high and low trading prices of a share of Company common stock on the grant date. The grant date fair value per share for RSU awards made in 2010 include an assumption with respect to the achievement of the performance adjustment attached to the award (refer to page 34 of this proxy for a more detailed description of the performance adjustment). Specifically, the grant date fair value of the performance-adjusted RSUs granted on October 6, 2010 (Messrs. Anderson and Mahoney) and October 7, 2010 (Messrs. Kramvis and Fradin) were valued at $47.55 and $47.20 per share, respectively, calculated in accordance with FASB ASC Topic 718 based on a multifactor Monte Carlo model which simulates Honeywell's stock price and TSR relative to each of the other companies in the Compensation Peer Group. The grant date fair value of the performance-adjusted RSUs granted on October 26, 2010 was valued at $51.08 (Mr. Kramvis), using the same model as described in the preceding sentence.

(4) Amounts reflect the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option award is calculated on the date of grant using the Black-Scholes option-pricing model. Option awards were made on February 26, 2010 with a Black-Scholes value of $8.93 per share. A more detailed discussion of the assumptions used in the valuation of option awards made in fiscal year 2010 may be found in Note 20 of the Notes to the Financial Statements in the Company's Form 10-K for the year ended December 31, 2010.

(5) 2008 values reflect the full earned amount under the Growth Plan with respect to the 2007—2008 performance cycle, reported in a single year as required by applicable SEC rules. Actual payment of this award was made in two equal installments, the first of which was made in March 2009 and the second in March 2010. The full earned amount under the 2010-2011 performance cycle will be reported as compensation earned during 2011 with actual equal payments to be made in March 2012 and March 2013, subject to the Named Executive Officer's continued active employment on each payment date.

(6) Represents (a) the aggregate change in the present value of each Named Executive Officer's accumulated benefit under the Company's pension plans from December 2009 to December 2010 (as disclosed in the Pension Benefits table on page 52 of this proxy statement) and (b) interest earned on deferred compensation

in 2010 that is considered "above-market interest" under SEC rules (as discussed beginning on page 58 of this proxy statement), as shown in the following table:

Name	Change in Aggregate Pension Value	Above Market Interest
David M. Cote	$4,937,059	$404,524
David J. Anderson	$1,364,976	$161,145
Andreas Kramvis	$ 140,865	$ 56,966
Roger Fradin	$ 400,378	$124,966
Timothy O. Mahoney	$ 712,647	$ 37,087

(7) For 2010, all other compensation consists of the following:

Item	Mr. Cote	Mr. Anderson	Mr. Kramvis	Mr. Fradin	Mr. Mahoney
Excess liability insurance(A)	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000
Executive life insurance(B)	$ 62,000	—	—	—	—
Matching Contributions(C)	$ 72,000	$36,000	$22,000	$42,000	$26,400
Personal use of company aircraft(D)	$ 91,584	—	$12,605	$23,290	$18,429
Security Systems(E)	$ 2,345	—	—	—	—
Totals	$228,929	$37,000	$35,605	$66,290	$45,829

(A) Represents the annual premiums paid by the Company to purchase excess liability insurance coverage for each Named Executive Officer.

(B) Under the terms of Mr. Cote's employment agreement, the Company is obligated to provide Mr. Cote with $10 million in life insurance coverage at the Company's cost. The Company reimbursed Mr. Cote a total of $62,000 for life insurance premiums paid by him in 2010.

(C) Represents total Company contributions to each Named Executive Officer's accounts in the tax-qualified Honeywell Savings and Ownership Plan and the non-tax-qualified Supplemental Savings Plan.

(D) Mr. Cote is required by Company policy to use Company aircraft for all business and personal travel. The amount shown for each Named Executive Officer represents the aggregate incremental cost of personal travel by the Named Executive Officer. This amount is calculated by multiplying the total number of personal flight hours times the average direct variable operating costs (expenses for aviation employees, business meals, aircraft maintenance, telecommunications, transportation charges, including but not limited to hangar and landing fees, aviation fuel, and commissaries) per flight hour for company aircraft. The incremental cost of locating aircraft to the origin of a personal trip or returning aircraft from the completion of a personal trip is also included in this calculation. Use of company aircraft saves substantial time and allows the CEO better access to employees and customers around the world. Over 98% of the use of company aircraft is for business purposes.

(E) Represents the total cost paid by the Company in 2010 for monthly fees relating to a personal home security system provided to Mr. Cote by the Company.

(8) Data not reported for 2008 as Mr. Kramvis became a Named Executive Officer in 2009.

(9) Data not reported for 2008 and 2009 as Mr. Mahoney became a Named Executive Officer in 2010.

GRANTS OF PLAN-BASED AWARDS—FISCAL YEAR 2010

Name	Award Type[1]	Grant Date	Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options(#) [4]	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Date of Grant of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [5]
David M. Cote	NQSO	2/26/10	—	—	—	—	—	—	—	950,000	$40.17	$40.16	$8,483,500
	GPU	2/26/10	95,000	$4,750,000	$9,500,000	$19,000,000	—	—	—	—	—	—	—
David J. Anderson ..	NQSO	2/26/10	—	—	—	—	—	—	—	275,000	$40.17	$40.16	$2,455,750
	GPU	2/26/10	27,500	$1,375,000	$2,750,000	$ 5,500,000	—	—	—	—	—	—	—
	RSU	10/6/10	—	—	—	—	52,000	65,000	78,000	—	—	—	$3,090,750
Andreas C. Kramvis.	NQSO	2/26/10	—	—	—	—	—	—	—	175,000	$40.17	$40.16	$1,562,750
	GPU	2/26/10	17,500	$ 875,000	$1,750,000	$ 3,500,000	—	—	—	—	—	—	—
	RSU	10/7/10	—	—	—	—	32,000	40,000	48,000	—	—	—	$1,888,000
	RSU	10/26/10	—	—	—	—	75,000	100,000	125,000	—	—	—	$5,108,000
Roger Fradin	NQSO	2/26/10	—	—	—	—	—	—	—	275,000	$40.17	$40.16	$2,455,750
	GPU	2/26/10	27,500	$1,375,000	$2,750,000	$ 5,500,000	—	—	—	—	—	—	—
	RSU	10/7/10	—	—	—	—	52,000	65,000	78,000	—	—	—	$3,068,000
Timothy O. Mahoney	NQSO	2/26/10	—	—	—	—	—	—	—	210,000	$40.17	$40.16	$1,875,300
	GPU	2/26/10	21,000	$1,050,000	$2,100,000	$ 4,200,000	—	—	—	—	—	—	—
	RSU	10/6/10	—	—	—	—	40,000	50,000	60,000	—	—	—	$2,377,500

(1) Award Type:

NQSO = Nonqualified Stock Option

GPU = Growth Plan Unit

RSU = Restricted Stock Unit

(2) Represents GPUs awarded for the performance period of January 1, 2010 through December 31, 2011. Any earned award is paid out in equal installments as follows: 50% in March 2012, and 50% in March 2013 subject to the Named Executive Officer's continued active employment on the applicable payment dates. Additional details can be found beginning on page 34 of this proxy statement.

(3) The amounts in the Target column represent the number of RSUs granted to the Named Executive Officers on the grant date under the 2006 SIP. The RSUs granted to the Named Executive Officers, other than Mr. Kramvis' grant of 100,000 RSUs, are subject to a 20% increase or decrease based on 1-year and 30-month relative TSR versus the Company's Compensation Peer Group beginning July 1, 2010. Mr. Kramvis' grant of 100,000 RSUs is subject to a 25% increase or decrease based on 4-year relative TSR versus the Company's Compensation Peer Group beginning October 1, 2010. All grants are eligible to receive dividend equivalents in the form of additional shares which vest in accordance with the vesting schedules of the underlying RSUs.

Vesting of the awards is as follows, subject to continued active employment on the applicable vesting dates:

- Mr. Anderson: 50% on October 6, 2013, and 50% on October 6, 2014
- Mr. Kramvis:
  - 40,000 RSUs: 50% on October 7, 2013, and 50% on October 7, 2015; and
  - 100,000 RSUs: 100% on October 26, 2014
- Mr. Fradin: 100% on October 7, 2014
- Mr. Mahoney: 33% on October 6, 2013, 33% on October 6, 2015, and 34% on October 6, 2017

(4) Represents stock options granted to the Named Executive Officers on the grant date. The stock options vest in equal annual installments over a period of four years.

(5) The grant date fair value of each stock option was $8.93 calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option valuation model at the time of grant. The grant date fair value of the performance-adjusted RSU awards granted on October 6, 2010 and October 7, 2010 were valued at $47.55 and $47.20 per share, respectively, calculated in accordance with FASB ASC Topic 718 based on a multifactor Monte Carlo model which simulates Honeywell's stock price and TSR relative to each of the other companies in the Compensation Peer Group. The grant date fair value of the performance-adjusted RSU

award granted on October 26, 2010 was valued at $51.08, using the same model as described in the preceding sentence.

Description of Plan Based Awards

All NQSO, GPU and RSU awards granted to the Named Executive Officers in fiscal year 2010 were granted under the Company's 2006 Stock Incentive Plan and are governed by and subject to the terms and conditions of the 2006 Stock Incentive Plan and the relevant award agreements. A detailed discussion of stock options, GPUs and RSUs can be found beginning on page 33 of this proxy statement.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

		Option Awards				Stock Awards	
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)[1]
David M. Cote	2010	—	950,000[2]	$40.17	2/25/2020	—	—
	2009	237,500	712,500[3]	$28.35	2/23/2019	157,855[7]	$ 8,391,572
	2008	325,000	325,000[4]	$58.48	2/25/2018	—	—
	2007	525,000	175,000[5]	$47.38	2/25/2017	261,782[8]	$13,916,331
	2006	700,000	—	$42.32	2/16/2016	—	—
	2005	600,000	—	$36.51	2/1/2015	—	—
	2004	600,000	—	$35.65	2/5/2014	—	—
	2003	600,000	—	$23.93	2/6/2013	—	—
	2002	1,101,100	—	$33.38	2/18/2012	378,200[9]	$20,105,112
	Total	**4,688,600**	**2,162,500**	—	—	**797,837**	**$42,413,015**
David J. Anderson	2010	—	275,000[2]	$40.17	2/25/2020	65,379[10]	$ 3,475,548
	2009	68,750	206,250[3]	$28.35	2/23/2019	42,094[7]	$ 2,237,717
	2008	80,000	80,000[4]	$58.48	2/25/2018	—	—
	2007	131,250	43,750[5]	$47.38	2/25/2017	—	—
	2006	175,000	—	$42.32	2/16/2016	37,500[11]	$ 1,993,500
	2005	150,000	—	$36.51	2/1/2015	—	—
	2004	150,000	—	$35.65	2/5/2014	—	—
	2003	262,000	—	$28.13	7/24/2013	—	—
	Total	**1,017,000**	**605,000**	—	—	**144,973**	**$ 7,706,765**
Andreas C. Kramvis	2010	—	—	—	—	100,583[12]	$ 5,346,992
	2010	—	175,000[2]	$40.17	2/25/2020	40,233[13]	$ 2,138,786
	2009	43,750	131,250[3]	$28.35	2/23/2019	26,309[7]	$ 1,398,586
	2008	33,000	33,000[6]	$56.35	3/31/2018	54,084[14]	$ 2,875,105
	2008	7,000	7,000[4]	$58.48	2/25/2018	3,058[15]	$ 162,563
	2007	12,000	4,000[5]	$47.38	2/25/2017	—	—
	2006	30,000	—	$42.32	2/16/2016	—	—
	2005	30,000	—	$36.51	2/1/2015	—	—
	2004	25,000	—	$35.65	2/5/2014	6,800[16]	$ 361,488
	Total	**180,750**	**350,250**	—	—	**231,067**	**$12,283,522**
Roger Fradin	2010	—	275,000[2]	$40.17	2/25/2020	65,379[17]	$ 3,475,548
	2009	68,750	206,250[3]	$28.35	2/23/2019	42,094[7]	$ 2,237,717
	2008	80,000	80,000[4]	$58.48	2/25/2018	—	—
	2007	131,250	43,750[5]	$47.38	2/25/2017	—	—
	2006	175,000	—	$42.32	2/16/2016	—	—
	2005	150,000	—	$36.51	2/1/2015	17,000[18]	$ 903,720
	2004	150,000	—	$35.65	2/5/2014	—	—
	2003	75,000	—	$23.93	2/6/2013	—	—
	2002	75,000	—	$32.43	7/28/2012	—	—
	Total	**905,000**	**605,000**	—	—	**124,473**	**$ 6,616,985**
Timothy O. Mahoney	2010	—	210,000[2]	$40.17	2/25/2020	50,291[19]	$ 2,673,470
	2009	—	—	—	—	11,478[20]	$ 610,170
	2009	10,000	30,000[3]	$28.35	2/23/2019	15,764[21]	$ 838,014
	2008	—	—	—	—	21,849[22]	$ 1,161,493
	2008	10,000	10,000[4]	$58.48	2/25/2018	4,369[15]	$ 232,256
	2007	15,000	5,000[5]	$47.38	2/25/2017	—	—
	2006	30,000	—	$42.32	2/16/2016	11,390[23]	$ 605,492
	2005	13,500	—	$36.51	2/1/2015	—	—
	2004	6,000	—	$35.65	2/5/2014	—	—
	Total	**84,500**	**255,000**	—	—	**115,141**	**$ 6,120,896**

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(1) Market value determined using the closing market price of $53.16 per share of Common Stock on December 31, 2010.

(2) 2010 option grant vests in four annual installments at the rate of 25% per year. The first installment vested on February 26, 2011. The remaining installments will vest on February 26, 2012, February 26, 2013, and February 26, 2014.

(3) 2009 option grant vests in four annual installments at the rate of 25% per year. The first two installments vested on February 24, 2010 and February 24, 2011. The remaining installments will vest on February 24, 2012, and February 24, 2013.

(4) 2008 option grant vests in four annual installments at the rate of 25% per year. The first three installments vested on February 26, 2009, February 26, 2010 and February 26, 2011. The remaining installment will vest on February 26, 2012.

(5) 2007 option grant vests in four annual installments at the rate of 25% per year. The four installments vested on February 26, 2008, February 26, 2009, February 26, 2010 and February 26, 2011.

(6) These stock options vest in four annual installments at the rate of 25% per year. The first two installments vested on March 31, 2009, and March 31, 2010. The remaining installments will vest on March 31, 2011, and March 31, 2012.

(7) These RSUs were granted in 2009 in lieu of GPUs and will vest on February 24, 2012. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(8) Performance shares granted to Mr. Cote in 2007. Performance cycle ended December 31, 2010. Actual payout of shares as follows: 50% in March 2011, and 50% in March 2012, subject to continued active employment on applicable payment dates. Shares reflected here include dividend equivalents in the form of additional shares that will payout based on the same payment schedule of the performance shares to which they relate.

(9) These RSUs will vest on July 1, 2012.

(10) These RSUs will vest 50% on October 6, 2013, and 50% on October 6, 2014. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(11) These RSUs will vest on July 28, 2011.

(12) These RSUs will vest 100% on October 26, 2014. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(13) These RSUs will vest 50% on October 7, 2013, and 50% on October 7, 2015. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(14) These RSUs will vest 33% on each of July 25, 2011 and July 25, 2013, with the remaining RSUs vesting on July 25, 2015. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(15) These RSUs vested 100% on February 26, 2011. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that vested based on the same vesting schedule of the RSUs to which they relate.

(16) These RSUs will vest on June 14, 2011.

(17) These RSUs will vest 100% on October 7, 2014. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(18) These RSUs will vest on July 29, 2012.

(19) These RSUs will vest 33% on each of October 6, 2013 and October 6, 2015, with the remaining RSUs vesting on October 6, 2017. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(20) These RSUs will vest 33% on each of July 31, 2012 and July 31, 2014, with the remaining RSUs vesting on July 31, 2016. RSUs reflected here include dividend equivalents granted through December 31, 2010 which

were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(21) These RSUs will vest on February 24, 2012. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(22) 33% of these RSUs vested on February 26, 2011, 33% will vest on February 26, 2013 and the remaining 34% will vest on February 26, 2015. RSUs reflected here include dividend equivalents granted through December 31, 2010 which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

(23) 49% of these RSUs will vest on June 28, 2011 with the remaining RSUs vesting on June 28, 2013.

OPTION EXERCISES AND STOCK VESTED—FISCAL YEAR 2010

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David M. Cote	1,101,100[3]	$5,801,035	—	—
David J. Anderson	—	—	—	—
Andreas Kramvis	30,000[4]	$ 500,233	3,200[6]	$ 128,544
Roger Fradin	82,000[5]	$1,007,809	84,168[7]	$3,674,233
Timothy O. Mahoney	—	—	9,100[8]	$ 367,485

(1) Represents "in the money" value at exercise calculated as (a) times (b) where (a) equals the difference between the market price at exercise and the exercise price, and (b) equals the total number of options exercised.

(2) Represents the total value at vest calculated as (a) times (b), where (a) equals the average of the high and low share price of one share of Common Stock on the day of vest, and (b) equals the total number of RSUs that vested.

(3) Represents the total number of stock options required to be exercised by Mr. Cote related to a domestic relations order. Mr. Cote will receive no economic benefit as a result of the exercise of these options. In connection with this stock option exercise, shares were withheld sufficient to cover the applicable taxes due upon exercise.

(4) In connection with the stock option exercise, shares were withheld sufficient to cover the applicable taxes due upon exercise with Mr. Kramvis retaining a total of 5,038 net shares.

(5) In connection with the stock option exercise, shares were withheld sufficient to cover the applicable taxes due upon exercise with Mr. Fradin retaining a total of 11,165 net shares.

(6) In connection with the RSU vesting, shares were withheld sufficient to cover the applicable taxes due upon vesting with Mr. Kramvis retaining a total of 2,009 net shares.

(7) In connection with the RSU vesting, shares were withheld sufficient to cover the applicable taxes due upon vesting with Mr. Fradin retaining a total of 45,264 net shares.

(8) In connection with the RSU vesting, shares were withheld sufficient to cover the applicable taxes due upon vesting with Mr. Mahoney retaining a total of 5,983 net shares.

PENSION BENEFITS

The following table provides summary information about the pension benefits that have been earned by our Named Executive Officers under two pension plans, the Honeywell International Inc. Supplemental Executive Retirement Plan (the "SERP") and the Honeywell International Inc. Retirement Earnings Plan (the "REP"). The SERP and REP benefits depend on the length of each Named Executive Officer's employment with us (and companies that have been acquired by us and, with respect to Mr. Anderson, service with certain prior employers). This information is provided in the table below under the column entitled "Number of years of credited service." The column in the table below entitled "Present value of accumulated benefit" represents a financial calculation that estimates the cash value today of the full pension benefit that has been earned by each Named Executive Officer. It is based on various assumptions, including assumptions about how long each Named Executive Officer will live and future interest rates. Additional details about the pension benefits for each Named Executive Officer follow the table.

Pension Benefits—Fiscal Year 2010

Name	Plan name	Number of years of credited service (#)	Present value of accumulated benefits[2] ($)
David M. Cote	REP	8.9	$ 100,030
	SERP	8.9	$34,038,490
	Total	—	$34,138,520
David J. Anderson	REP	7.5	$ 102,038
	SERP	11.1[1]	$ 6,345,212
	Total	—	$ 6,447,250
Andreas Kramvis	REP	23.2	$ 469,574
	SERP	23.2	$ 315,306
	Total	—	$ 784,880
Roger Fradin	REP	34.6	$ 732,126
	SERP	34.6	$ 1,012,448
	Total	—	$ 1,744,574
Timothy Mahoney	REP	13.1	$ 248,384
	SERP	13.1	$ 1,588,249
	Total	—	$ 1,836,633

(1) The service taken into account in calculating Mr. Anderson's SERP benefit includes 3.6 years of employment with his former employer. The portion of the present value of the accumulated SERP benefit attributable to these additional years of service is $1,619,486.

(2) The present value of the accumulated retirement benefit for each Named Executive Officer is calculated using a 5.25% discount rate, the RP-2000 mortality table and a retirement age of 60 for Mr. Cote, 62 for Messrs. Anderson and Mahoney and 65 for Messrs. Fradin and Kramvis, the earliest ages at which the Named Executive Officer can retire without an early retirement benefit reduction.

Summary Information

- The REP is a tax-qualified pension plan in which substantially all of our U.S. employees participate.
- The REP complies with tax requirements applicable to broad-based pension plans, which impose dollar limits on the amount of benefits that can be provided. As a result, the pensions that can be paid under the REP for higher-paid employees represent a much smaller fraction of current income than the pensions that can be paid to less highly paid employees. We make up for this difference, in part, by providing supplemental pensions through the SERP.
- In addition, Messrs. Cote, Fradin and Anderson are entitled to additional supplemental pension benefits which are described under the Contractual formula below. These additional supplemental pension benefits are also provided by the SERP.
- All SERP and Contractual benefits other than Mr. Anderson's Contractual benefit will be paid as of the first of the month following 105 days after the later of the officer's separation from service (as that term is defined in Internal Revenue Code Section 409A) or his earliest retirement date.

Pension Benefit Calculation Formulas

Within the REP and the SERP a variety of formulas are used to determine pension benefits. Different benefit formulas apply for different groups of employees for historical reasons. Generally, as we have grown through acquisitions, we have in many cases retained the benefit formulas under pension plans that were maintained by the companies that we acquired, in order to provide continuity for employees. The differences in the benefit formulas for our Named Executive Officers reflect this history. The explanation below describes the formulas that are used to determine the amount of pension benefits for each of our Named Executive Officers under the REP and the SERP.

Name of Formula	Benefit Calculation
REP	Lump sum equal to (1) 6% of final average compensation (annual average compensation for the five calendar years out of the previous 10 calendar years that produces highest average) times (2) credited service
Allied Salaried	Single life annuity equal to (1)(A) 2% of final average compensation (average of compensation for the 60 consecutive months out of prior 120 months that produces highest average) times (B) credited service (up to 25 years), minus (2) 64% of estimated Social Security benefits
Signal	Single life annuity equal to (1)(A) 1.5% of final average compensation (average compensation for the 60 consecutive months out of the last 120 that produces the highest average) times (B) credited service (with no limit on service) minus (2)(A) 1.5% of estimated Social Security times (B) credited service up to 33⅓years
Pittway	Single life annuity equal to (1) 1.2% of eligible compensation each year, up to the average of the Social Security wage bases, plus (2) 1.85% of eligible compensation in excess of such average
Contractual	For Mr. Cote, single life annuity at age 60 equal to 60% of the average of final three years of base salary and bonus
	For Mr. Anderson, an annual amount equal to $125,000 payable in the form of a single life annuity if retirement occurs at or after age 60 or in the event of involuntary termination without cause or a change in control, or $175,000 if retirement occurs at or after age 62
	For Mr. Fradin, single life annuity at later of age 60 or termination of employment equal to 50% of the average of final three years of base salary and bonus, subject to a $1,400,000 minimum annual benefit in most cases

For each formula listed in the chart above, compensation taken into account in calculating pension benefits includes base pay, short-term incentive compensation, payroll-based rewards and recognition and lump sum incentives. Calculations for pension formulas other than the REP formula include the annual incentive compensation in the year earned. The REP formula includes annual incentive compensation in the year paid. The amount of compensation taken into account under the REP is limited by tax rules. The amount of compensation taken into account under the SERP and under the Contractual formula is not limited by tax rules, except SERP compensation under the Pittway formula is limited to $300,000. Compensation taken into account in calculating pension benefits under the SERP for 2009 (other than for the CEO) includes the greater of annual incentive compensation earned in 2009 (paid in 2010) or paid in 2009 (earned in 2008).

The benefit formulas set forth above describe the pension benefits in terms of a lump sum cash payment (for the REP formula) or a single life annuity (for the other formulas). Participants are entitled to receive their benefits in other payment forms, including, for example joint and survivor annuities, period certain annuities and level income payments. However, the value of each available payment form is the same. Based on prior elections, Messrs. Cote, Fradin and Kramvis will receive their SERP benefits and any Contractual benefits in the form of a lump sum, and Messrs. Anderson and Mahoney will receive their SERP benefits and Contractual benefits in an annuity.

The Allied Salaried formula also provides for early retirement benefits. A participant is eligible for early retirement if the participant's age and years of service equal or exceed 60 and the participant has attained age 50 with at least five years of service or if the participant's age and years of service equal or exceed 80 regardless of the participant's age. If the participant retires early, the participant's benefit at normal retirement age is reduced by ¼ of 1% for each month payments begin before age 62 (3% per year). In addition, the Social Security benefit reduction portion of the formula is reduced by 1/180 for each month benefits are paid between ages 60 and 65, and 1/360 for each month benefits are paid before the participant's 60th birthday.

The Pittway formula provides for early retirement benefits. A participant is eligible for early retirement if the participant has attained age 55 with at least 10 years of service. If the participant retires early, the participant's benefit at normal retirement age is reduced by 1/180 for each of the first 60 months and 1/360 for each of the next 60 months by which the commencement of the payment of the retirement income precedes the participant's normal retirement date.

As stated above, the pension formula used to determine the amount of pension benefits under each of the plans for our Named Executive Officers differs for historical reasons. In addition, additional contractual pension benefits have been provided to certain Named Executive Officers as deemed necessary and appropriate at the time of their recruitment to the Company or to retain the executive. The table below describes which forrnulas are applicable to each of our Named Executive Officers.

Named Executive Officer	Description of Total Pension Benefits
Mr. Cote	• Mr. Cote's total pension benefits are equal to his Contractual formula benefits. The amount payable pursuant to the Contractual formula is reduced by amounts calculated under the REP formula and payable under the REP and the SERP plans. Mr. Cote's Contractual formula benefits are also reduced by amounts he will receive from the retirement plans of his former employer, General Electric Company. • Mr. Cote's Contractual formula benefits are reduced by 4% per year for each year payment commences before Mr. Cote's 60th birthday and are forfeitable if he is terminated by the Company for cause. • Mr. Cote is currently eligible for early retirement benefits payable under his Contractual formula. Due to subsidized early retirement, the value of his benefit on December 31, 2010 exceeds the benefit shown in the table by $1,518,715. • If Mr. Cote dies before he receives payment of his Contractual formula benefits, his surviving spouse will receive the lump sum equivalent of an annual benefit of 75% of the Contractual formula benefits. • At or after age 60, Mr. Cote is entitled to a monthly pension benefit from his former employer, General Electric Company, in an amount of $5,649.
Mr. Anderson	• Mr. Anderson's total pension benefits are equal to the sum of his Allied Salaried formula benefits and his Contractual formula benefits. • Mr. Anderson's Allied Salaried formula benefits are determined by including his years of employment with a former employer, ITT Industries (3.6 years). Mr. Anderson is currently eligible for early retirement benefits payable under the Allied Salaried formula. Due to subsidized early retirement, the value of his benefit payable on December 31, 2010 exceeds the benefit shown in the table above by $201,892. • Mr. Anderson's Contractual formula benefits are payable only if he retires from the Company on or after attaining age 60, he is terminated by the Company for reasons other than cause or there is a change in control of the Company. • Mr. Anderson's pension benefits under the REP and a portion of his SERP benefits are determined under the REP formula. These amounts are part of, not in addition to, his Allied Salaried formula benefits.
Mr. Kramvis	• Mr. Kramvis' total pension benefits are equal to the sum of his Pittway formula benefits and his REP formula benefits. • Mr. Kramvis' 17.2 years of service before January 1, 2005 will be used for his Pittway formula benefits. • Mr. Kramvis' years of service after December 31, 2004 will be used for his REP formula benefits.

Named Executive Officer	Description of Total Pension Benefits
	• Mr. Kramvis is currently eligible for early retirement benefits under the Pittway formula.
Mr. Fradin	• Mr. Fradin's total pension benefits are equal to the sum of his Pittway formula benefits, his REP formula benefits and his Contractual formula benefits. • Mr. Fradin's 26.5 years of service before July 1, 2003 will be used for his Pittway formula benefits. • Mr. Fradin's years of service after June 30, 2003 will be used for his REP formula benefits. • Mr. Fradin is currently eligible for early retirement benefits payable under the Pittway formula. • Mr. Fradin's Contractual formula benefits are reduced by 4% per year for each year payment commences before his 60th birthday, and are forfeitable if he voluntarily leaves the Company before age 60 or is terminated by the Company for cause before age 60. Mr. Fradin's Contractual formula benefit will be at least $1,400,000 per year provided that, until at least August 5, 2013, he is not terminated by the Company and he does not voluntarily terminate his employment with the Company or engage in an external CEO search. If Mr. Fradin's Contractual benefits were included as part of his SERP benefits in the table, the present value of accumulated SERP benefit would increase to $13,096,448. • If Mr. Fradin dies before he has received a lump sum of his Contractual formula benefits, his surviving spouse will receive an annual benefit of 50% of the Contractual formula benefits.
Mr. Mahoney	• Mr. Mahoney's total pension benefits are equal to his Allied Salaried formula benefits. • Mr. Mahoney is currently eligible for early retirement benefits payable under the Allied Salaried formula. Due to subsidized early retirement, the value of his benefit payable on December 31, 2010 exceeds the benefit shown in the table above by $255,406. • A portion of Mr. Mahoney's pension benefits under the REP and a portion of his SERP benefits are determined under the Signal formula. These amounts are part of, not in addition to, his Allied Salaried formula benefits.

NONQUALIFIED DEFERRED COMPENSATION—FISCAL YEAR 2010

Since 2005, the Company has taken steps to limit deferred compensation amounts owed to executives by reducing the overall interest rate earned on new deferrals and accelerating the payout of deferred amounts, thereby limiting the period over which interest is earned. These include changing the interest rate accruing on new deferrals under the Honeywell Supplemental Savings Plan (the "SS Plan") and the Honeywell Salary and Incentive Award Deferral Plan for Selected Employees (the "DIC Plan") from a fixed above-market rate to a rate that changes annually based on the Company's 15-year cost of borrowing; and requiring payment of new SS Plan or DIC deferrals to begin shortly after termination of employment in a lump sum unless the participant leaves the Company after reaching retirement (age 55 with 10 years of service). In addition, cash dividend equivalents on vested deferred RSUs cannot be deferred and dividend equivalents on unvested RSUs are reinvested in additional RSUs and subject to the same vesting schedule as the underlying RSUs.

Name	Plan	Executive contributions in last FY ($)[2]	Registrant contributions in last FY ($)[2]	Aggregate earnings in last FY ($)[2]	Aggregate withdrawals/ Distributions ($)	Aggregate balance at last FYE($)[2]
David M. Cote	SS Plan	$127,500	$ 63,750	$ 322,093	$ —	$ 2,306,368
	DIC Plan	$ —	$ —	$1,155,798	$ —	$12,306,993
	Deferred RSUs[1]	$ —	$ —	$4,629,474	$ —	$18,105,422
	Unvested Dividend Equivalents	$ —	$ —	$ —	$ —	$ —
	Growth Plan	$ —	$ —	$ —	$7,000,000	$ —
	Performance Shares[3]	$ —	$13,916,331	$ —	$ —	$13,916,331
	Total	**$127,500**	**$13,980,081**	**$6,107,365**	**$7,000,000**	**$46,635,114**
David J. Anderson	SS Plan	$ 91,500	$ 27,750	$ 98,690	$ —	$ 914,540
	DIC Plan	$ —	$ —	$ 399,242	$ —	$ 4,195,908
	Deferred RSUs[1]	$ —	$ —	$2,577,397	$ —	$10,196,317
	Unvested Dividend Equivalents	$ —	$ —	$ —	$ —	$ —
	Growth Plan	$ —	$ —	$ —	$1,750,000	$ —
	Total	**$ 91,500**	**$ 27,750**	**$3,075,329**	**$1,750,000**	**$15,306,765**
Andreas Kramvis	SS Plan	$ 27,500	$ 13,750	$ 85,998	$ —	$ 832,508
	DIC Plan	$ —	$ —	$ 166,465	$ —	$ 1,946,263
	Deferred RSUs[1]	$ —	$ —	$ —	$ —	$ —
	Unvested Dividend Equivalents	$ —	$ —	$ 12,748	$ 12,748	$ —
	Growth Plan	$ —	$ —	$ —	$ 288,960	$ —
	Total	**$ 27,500**	**$ 13,750**	**$ 265,211**	**$ 301,708**	**$ 2,778,771**
Roger Fradin	SS Plan	$330,000	$ 33,331	$ 180,954	$ —	$ 2,220,569
	DIC Plan	$ —	$ —	$ 428,238	$ 456,763	$ 6,127,965
	Deferred RSUs[1]	$ —	$ —	$1,575,369	$ —	$ 6,311,093
	Unvested Dividend Equivalents	$ —	$ —	$ 504,938	$ 504,938	$ —
	Growth Plan	$ —	$ —	$ —	$1,750,000	$ —
	Total	**$330,000**	**$ 33,331**	**$2,689,499**	**$2,711,701**	**$14,659,627**

Name	Plan	Executive contributions in last FY ($)[2]	Registrant contributions in last FY ($)[2]	Aggregate earnings in last FY ($)[2]	Aggregate withdrawals/ Distributions ($)	Aggregate balance at last FYE($)[2]
Timothy O. Mahoney	SS Plan	$201,300	$17,731	$ 89,397	—	$1,115,997
	DIC Plan	$ —	$ —	$146,516	—	$2,172,916
	Deferred RSUs[1]	$ —	$ —	$ —	$ —	$ —
	Unvested Dividend Equivalents	$ —	$ —	$ 15,935	$ 15,935	$ —
	Growth Plan	$ —	$ —	$ —	$400,000	$ —
	Total	**$201,300**	**$17,731**	**$251,848**	**$415,935**	**$3,288,913**

All deferred compensation amounts, regardless of the plan, are unfunded and unsecured obligations of the Company and are subject to the same risks as any of the Company's general obligations.

---

(1) The value of executive contributions in the last fiscal year is calculated by multiplying the number of deferred RSUs that vested in 2010 by the average of the high and low prices of a share of Common Stock on the vesting date. The value of the aggregate balance at the last fiscal year is calculated by multiplying the total number of vested, deferred RSUs on December 31, 2010 by the closing price of a share of Common Stock on December 31, 2010 ($53.16), and then adding the cash value of deferred dividend equivalents and interest. This column reflects the following: 336,300 units and $227,714 in cash for Mr. Cote, 187,500 units and $228,817 in cash for Mr. Anderson, and 109,563 units and $486,724 in cash for Mr. Fradin.

(2) The following table details the extent to which amounts reported in the contributions and earnings columns are reported in the Summary Compensation Table and amounts reported in the aggregate balance column were reported for previous years. For the SS Plan, the "Earnings" column includes interest credits and changes in the value of the Company common stock fund. The value of the Company common stock fund increases or decreases in accordance with the Company's stock price and the reinvestment of dividends. For the deferred RSUs, the "Earnings" column includes dividend equivalent credits and any increase (or decrease) in the Company's stock price.

(3) Mr. Cote received a performance share grant where the performance criteria were based on the Company's relative TSR versus the S&P 100 between January 1, 2007 through December 31, 2010. The value of the aggregate balance at the end of the performance period is calculated by multiplying 261,782, the total number of shares earned under the grant on December 31, 2010 (240,750 shares for Honeywell's percentile ranking of 83.1% relative to the S&P 100 peer group for the 4-year period, plus 21,032 shares from dividend equivalents), by the closing price of a share of Common Stock on December 31, 2010 ($53.16). 50% of the shares will be paid by March 15, 2011 and the remaining 50% will be paid by March 15, 2012 if Mr. Cote remains employed by the Company on the payment dates or dies or becomes disabled (while employed) before the payment dates.

Name	Executive Contributions in SCT	Registrant Contributions in SCT	Earnings in SCT	Portion of Aggregate Balance Included in Prior SCTs
David M. Cote	$127,500	$63,750	$404,524	$21,444,486
David J. Anderson	$ 91,500	$27,750	$161,145	$ 7,679,804
Andreas Kramvis	$ 27,500	$13,750	$ 56,966	$ 117,105
Roger Fradin	$330,000	$33,331	$124,966	$ 5,233,261
Timothy Mahoney	$201,300	$17,731	$ 37,087	$ —

Honeywell Supplemental Savings Plan

The SS Plan allows executives of the Company, including the Named Executive Officers, to defer the portion of their annual base salary that cannot be contributed to the Company's tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code and/or up to an additional 25% of base annual salary for the plan year. After one year of service, and to the extent amounts have not already been matched on a similar basis under the Company's qualified 401(k) plan, the Company matched deferrals to the SS Plan in 2010 at the rate of 25% on the first 8% of eligible pay deferred for the first five years of match participation, and 50% on the first 8% of eligible pay deferred thereafter, with an additional 25% of matching contributions credited to employees who were employed on December 31, 2010. For 2011, the Company will match deferrals to the SS Plan at the rate of 31.25% on the first 8% of eligible pay deferred for the first five years of match participation, and 62.5% on the first 8% of eligible pay deferred thereafter. Matching contributions are always vested. Participant deferrals for the 2005 plan year and later are credited with a rate of interest, compounded daily, based on the Company's 15-year cost of borrowing. The rate is subject to change annually, and for 2010, this rate was 4.8%. For 2011, this rate has been set at 3.84%. Participant deferrals for the 2004 plan year and earlier are credited with a rate of interest, compounded daily, that was set by the Committee before the beginning of each plan year and is fixed until the deferral is distributed. The Committee would set the rate at an above-market rate to retain executives. Above-market interest credited on SS Plan deferrals and reflected in the Summary Compensation Table on page 44 above represent the difference between market interest rates determined pursuant to SEC rules and the interest credited under the SS Plan. Matching contributions are treated as invested in Common Stock. Dividends are treated as reinvested in additional shares of Common Stock.

Amounts deferred for the 2005 plan year and later will be distributed in a lump sum in January of the year following the termination of the participant's active employment. For the 2006 plan year and later, a participant may elect to receive up to 10 installments in lieu of the lump sum payment, which election will take effect only if the participant terminates employment after reaching age 55 with 10 years of service.

Except in hardship circumstances, amounts deferred for the 2004 plan year and earlier will be distributed either in January of any following year or in January of the year following termination of employment, as elected by the participant. The participant can elect to receive distributions in a lump sum or up to 15 annual installments.

Participant deferrals to the SS Plan are distributed in cash only. Matching contributions are distributed in shares of Common Stock.

Amounts deferred for the 2005 plan year and later cannot be withdrawn before the distribution date for any reason. Amounts deferred for the 2004 plan year and earlier may be withdrawn before the distribution date if a hardship exists or the participant requests an immediate withdrawal subject to a penalty of 6%.

Honeywell Salary and Incentive Award Deferral Plan for Selected Employees

The Honeywell DIC Plan allows executives of the Company, including the Named Executive Officers, to defer all or a portion of their annual discretionary cash incentive compensation.

Beginning in 2005, deferrals are credited with a rate of interest, based on the Company's 15-year borrowing rate which is set annually at the beginning of the year (4.8% for 2010, 3.84% for 2011). Amounts deferred for the 2004 plan year and earlier are credited with a rate of interest, compounded daily, that was set by the Committee before the beginning of each plan year and is fixed until the deferral is distributed. The Committee would set the total rate at an above-market rate to retain executives. Above-market interest credited on DIC Plan deferrals and reflected in the Summary Compensation Table on page 44 above represent the difference between market interest rates determined pursuant to SEC rules and the interest credited under the DIC Plan.

Amounts deferred for the 2006 plan year and later will be distributed in a lump sum in January of the year following the termination of the participant's active employment. A participant may elect to receive up to 10 installments in lieu of the lump sum payment, which election will take effect only if the participant terminates employment after reaching age 55 with 10 years of service.

Except in hardship circumstances, amounts deferred for the 2005 plan year and earlier will be distributed either in January of any year three years after the compensation was earned or in January of the year following termination of the participant's employment, as elected by the participant. The participant could elect to receive non-hardship distributions in a lump sum or up to 15 annual installments.

Amounts deferred for the 2002 plan year and later cannot be withdrawn before the distribution date for any reason. Amounts deferred for the 2001 plan year and earlier may be withdrawn before the distribution date if a hardship exists or the participant requests an immediate withdrawal subject to a penalty that ranges from 0 to 6% and that is based on the 10-year Treasury bond rate at the beginning of the calendar quarter.

Deferral of RSUs

The Named Executive Officers may defer the receipt of up to 100% of their RSUs upon vesting based on an election made at the time of grant. The executive may defer payment to (a) a specific year that is four or more years from the vesting year, or (b) to the year following the executive's termination of active employment. The executive may also choose to receive payment in a lump sum or up to 15 annual installments and can also elect at the time of grant to accelerate the form and timing of payment following a change in control to a lump sum paid no later than 90 days following the change in control. For grants made before July 2004, an executive could also defer dividend equivalents in cash and such amounts are credited with interest at a 10% rate, compounded daily, until payment. The practice of deferring dividend equivalents in cash ended in July 2004. Above-market interest related to the deferred dividend equivalents and reflected in the Summary Compensation Table on page 44 above represents the difference between market interest rates determined pursuant to SEC rules and the 10% interest credited by the Company on the pre-July 2004 grants, the terms of which can not be amended.

Unvested Dividend Equivalents

For RSU grants made in and after December 2007, cash dividend equivalents on unvested RSUs (determined at the same rate as a regular share of Company common stock) are converted to additional unvested RSUs as of the dividend payment date and are subject to the same vesting schedule and restrictions as the underlying RSUs.

For RSU grants made between December 2006 and December 2007, dividend equivalents on unvested RSUs are credited with interest at the Company's 15-year borrowing rate which was set at the beginning of the year (4.8% for 2010) and were paid out in 2010 only if the underlying RSUs vested. The practice of crediting dividend equivalents with interest ended in December 2007. All cash dividend equivalents granted to the Named Executive Officers under the terms described in this paragraph vested and were distributed in 2010.

The terms of the SERP Plan, the SS Plan, the DIC Plan, the deferred RSUs and the unvested dividend equivalents are subject to the requirements of, and regulations and guidance published pursuant to, Section 409A of the Internal Revenue Code.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Overview

This section describes the benefits payable to our Named Executive Officers in two circumstances:

- Termination of Employment
- Change in Control

These benefits are determined primarily under a plan that we refer to as our "Senior Severance Plan." In addition to the Senior Severance Plan, other of our benefits plans, such as our annual incentive compensation plan, also have provisions that impact these benefits. For Mr. Cote, these benefits are also affected by provisions of his employment agreement, which has a rolling three year term.

These benefits ensure that our executives are motivated primarily by the needs of the businesses for which they are responsible, rather than circumstances that are outside the ordinary course of business—i.e., circumstances that might lead to the termination of an executive's employment or that might lead to a Change in Control of the Company. Generally, this is achieved by assuring our Named Executive Officers that they will receive a level of continued compensation if their employment is adversely affected in these circumstances, subject to certain conditions. We believe that these benefits help ensure that affected executives act in the best interests of our shareowners, even if such actions are otherwise contrary to their personal interests. This is critical because these are circumstances in which the actions of our Named Executive Officers may have a material impact upon our shareowners. Accordingly, we set the level and terms of these benefits in a way that we believe is necessary to obtain the desired results. The level of benefit and rights to benefits are determined by the type of termination event, as described below. We believe that these benefits are generally in line with current market practices and are particularly important as, except with respect to our CEO, we do not maintain employment agreements with our Named Executive Officers.

Benefits provided under the Senior Severance Plan are conditioned on the executive executing a full release of claims and certain non-competition and non-solicitation covenants in favor of the Company. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants. In addition, the Company would seek to recover severance benefits already paid to any executive who violates such restrictive covenants.

In the case of a Change in Control of our Company, cash severance benefits are payable only in the event that both parts of the "double trigger" are satisfied. That is, (i) there must be a Change in Control of our Company, and (ii)(A) the Named Executive Officer must be involuntarily terminated other than for cause, or (ii)(B) the Named Executive Officer must initiate the termination of his own employment for good reason.

In 2009, the Company's severance plans were amended to eliminate the excise tax gross-up provisions applicable to any excise taxes that may become due upon a Change in Control for any executive not already eligible for such treatment prior to January 1, 2010. Executives already covered by the excise tax gross-up provisions of the Company's severance plans will retain their eligibility for such benefits.

Summary of Benefits

The following table summarizes the termination of employment and Change in Control benefits payable to our Named Executive Officers. No termination benefits are payable to Named Executive Officers who voluntarily quit (other than voluntary resignations for good reason) or whose employment is terminated by us for cause. The information in the table below is based on the assumption, in each case, that termination of employment occurred on December 31, 2010. Pension and non-qualified deferred compensation benefits, which are described elsewhere in this proxy, are not included in the table below in accordance with the applicable proxy disclosure requirements, even though they may become payable at the times specified in the table. The effect of a termination of employment or Change in Control on outstanding stock options, RSUs and performance shares is described in the section below entitled "Impact on Equity-Based Awards."

Payments and Benefits	Name	Termination by the Company Without Cause	Death	Disability	Change in Control—No Termination of Employment	Change in Control—Termination of Employment by Company Without Cause, by NEO for Good Reason or Due to Disability
Cash Severance (Base Salary + Bonus)	David M. Cote	$14,850,000	—	—	—	$14,850,000
	David J. Anderson	$ 5,400,000	—	—	—	$ 5,400,000
	Andreas Kramvis	$ 1,650,000	—	—	—	$ 2,200,000
	Roger Fradin	$ 3,150,000	—	—	—	$ 4,200,000
	Timothy O. Mahoney	$ 1,782,000	—	—	—	$ 2,376,000
ICP (Year of Termination)	David M. Cote	$ 3,150,000	$3,150,000	$ 3,150,000	$ 4,300,000	$ 4,300,000
	David J. Anderson	—	—	—	$ 1,150,000	$ 1,357,692
	Andreas Kramvis	—	—	—	$ 750,000	$ 750,000
	Roger Fradin	—	—	—	$ 1,300,000	$ 1,300,000
	Timothy O. Mahoney	—	—	—	$ 700,000	$ 700,000
Growth Plan	David M. Cote	—	$4,750,000	$ 4,750,000	$ 9,500,000	$ 9,500,000
	David J. Anderson	—	$1,375,000	$ 1,375,000	$ 2,750,000	$ 2,750,000
	Andreas Kramvis	—	$ 875,000	$ 875,000	$ 1,750,000	$ 1,750,000
	Roger Fradin	—	$1,375,000	$ 1,375,000	$ 2,750,000	$ 2,750,000
	Timothy O. Mahoney	—	$1,050,000	$ 1,050,000	$ 2,100,000	$ 2,100,000
Benefits and Perquisites	David M. Cote	$ 39,420	—	—	—	$ 39,420
	David J. Anderson	$ 45,576	—	—	—	$ 253,268
	Andreas Kramvis	$ 17,226	—	—	—	$ 22,968
	Roger Fradin	$ 16,902	—	—	—	$ 22,536
	Timothy O. Mahoney	$ 17,406	—	—	—	$ 23,208
All Other-Payments/Benefits	David M. Cote	—	—	—	—	—
	David J. Anderson	—	—	—	—	$ 762,776
	Andreas Kramvis	$ 48,179	—	—	—	$ 244,831
	Roger Fradin	$17,879,094	$7,798,697	$17,879,094	—	$18,198,305
	Timothy O. Mahoney	$ 456,930	—	—	—	$ 999,885
Excise Tax-Gross Up	David M. Cote	—	—	—	—	—
	David J. Anderson	—	—	—	—	—
	Andreas Kramvis	—	—	—	—	$ 2,788,611
	Roger Fradin	—	—	—	—	$11,480,731
	Timothy O. Mahoney	—	—	—	—	$ 2,372,036
Total	David M. Cote	$18,039,420	$7,900,000	$ 7,900,000	$13,800,000	$28,689,420
	David J. Anderson	$ 5,445,576	$1,375,000	$ 1,375,000	$ 3,900,000	$10,523,737
	Andreas Kramvis	$ 1,715,405	$ 875,000	$ 875,000	$ 2,500,000	$ 7,756,410
	Roger Fradin	$21,045,996	$9,173,697	$19,254,094	$ 4,050,000	$37,951,572
	Timothy O. Mahoney	$ 2,256,336	$1,050,000	$ 1,050,000	$ 2,800,000	$ 8,571,099

Explanation of Benefits

The following describes the benefits that are quantified in the table above. In regard to each portion of the benefit, the benefits that are paid in the context of a Change in Control are, except as noted, the same as the benefits paid other than as a result of a Change in Control.

Severance Benefits—Cash Payment

Severance benefits are payable upon involuntary termination of employment by us without cause and, following a Change in Control, upon termination of employment by a Named Executive Officer without cause or for good reason. The amount and terms of the payments are as follows:

Other than upon a Change in Control

- Three years of base salary and bonus for Messrs. Cote and Anderson and 18 months of base salary and bonus for Messrs. Kramvis, Fradin, and Mahoney
- Paid in cash.
- Paid in accordance with our normal payroll practices.
- Bonus is equal to target percentage of base salary.
- Payment conditioned upon a general release in favor of the Company, a non-compete agreement (two years), non-disclosure (indefinite duration) and non-solicitation covenants (two years for customers and two years for employees) and the refraining from certain other misconduct.

Upon a Change in Control

- For Messrs. Kramvis, Fradin and Mahoney, severance period is increased from 18 months to two years.
- Amounts are paid in a lump sum within 60 days following the later of the date of termination or the Change in Control date.
- Bonus is based on the average of the target percentages for the three years before the year in which these benefits are determined, if greater than target percentage for that year.

Annual Bonus for the Year of Termination—Cash Payment

An annual bonus is payable to Named Executive Officers under the ICP plan for the year in which a Change in Control occurs. In addition, an annual bonus is payable to Mr. Cote if his employment is terminated by the company without cause, by Mr. Cote for good reason, or upon his death. The amount and timing of the payments are as follows:

Other than upon a Change in Control

- Equal to Mr. Cote's individual bonus target times the actual average funding performance for Corporate employees for the year in which these benefits are determined, prorated through date of termination. (Not applicable to the other Named Executive Officers.)
- Paid in cash to Mr. Cote at the time bonuses are typically paid to executives for the year of termination. (Not applicable to the other Named Executive Officers.)

Upon a Change in Control

Current ICP Plan:

- Equal to target payout for the year in which Change in Control occurs prorated for full months of employment through the Change in Control date
- Paid within 90 days of the Change in Control.

Proposed ICP Plan:

(effective January 1, 2011, subject to shareowner approval at the 2011 Annual Meeting; see Proposal No. 6):

- Equal to the executive's individual bonus target times a funding performance determined based on actual business performance for the executive's applicable business (Corporate for Messrs Cote and Anderson) for the stub period ending on the change in control (as defined in the proposed ICP Plan) date, prorated through the change in control date.
- Paid in cash at the time ICP awards are typically paid to Honeywell executives for the year in which a change in control occurs, but only if the employee is actively employed on the payment date, has been involuntarily terminated other than for cause or has terminated employment for good reason.

Growth Plan—Cash Payment

Growth plan awards are paid out in the event of death, disability and Change in Control, as follows:

Other than upon a Change in Control

- Benefits are paid only in the event of death or disability.
- The 2010-2011 Growth Plan would be paid out pro rata for the time elapsed based on actual plan performance as determined at the end of the performance cycle. Payment would be made no later than the 15th day of the third month following the end of the performance cycle. The amounts in the *Potential Payments upon Termination or Change in Control Table* above reflects 2010-2011 Growth Plan payouts upon death or disability at target, prorated as of December 31, 2010.

Upon a Change in Control

- Full payment of the 2010-2011 Growth Plan would be made based on target performance.
- Payment would be made in a lump sum within 90 days of the Change in Control.

Certain Perquisites

Certain perquisites are payable upon termination of employment without cause and, following a Change in Control, upon voluntary termination of employment by a Named Executive Officer for good reason. The amount and terms of these payments are as follows:

Other than upon a Change in Control

- Life insurance coverage is continued at the Company's cost for the severance period.
- Medical and dental benefits are continued during the severance period at active employee contribution rates.

Upon a Change in Control

- Funds sufficient to pay all projected annual reimbursements needed to satisfy the life insurance reimbursement agreement for Mr. Cote are set aside in a trust for Mr. Cote's benefit.

All Other Payments/Benefits

Unvested dividend equivalents are vested and paid upon death, or Change in Control. In addition, certain pension adjustments are provided upon a Change in Control, death, disability, involuntary termination of employment by the Company without cause and, following a Change in Control, upon voluntary termination of employment by a Named Executive Officer for good reason.

Other than upon a Change in Control

- Service credit for pension purposes during the first 12 months of the severance period; however, for Mr. Cote there is no incremental value attributable to this credit because his benefit formula does not include service as a component thereof
- In the event Mr. Anderson is terminated other than for cause after August 1, 2011, his pension will be augmented by an additional annual amount of $50,000.
- In the event of Mr. Cote's death, Mr. Cote's surviving spouse is entitled to a survivor annuity, commencing on the date Mr. Cote would have attained the age of 60, in an amount equal to 75% of Mr. Cote's SERP benefit.
- Mr. Fradin would be entitled to commencement of his Contractual pension benefit if he becomes disabled or is involuntarily terminated by the Company other than for gross cause prior to the attainment of age 60. In the event of Mr. Fradin's death, Mr. Fradin's surviving spouse is entitled to a survivor annuity, commencing on the date Mr. Fradin would have attained the age of 60, equal to 50% of Mr. Fradin's Contractual pension benefit.

Upon a Change in Control

- Upon a Change in Control occurring after August 1, 2011, Mr. Anderson receives credit for an additional three years of age and service credit for pension purposes and his pension benefit will be augmented by an additional annual amount of $50,000.
- Mr. Fradin would be entitled to commencement of his Contractual pension benefit if involuntarily terminated following a Change in Control.

Excise Tax Reimbursement

U.S. tax laws may impose an excise tax on employees who receive benefits in connection with a Change in Control in certain circumstances and subject to certain conditions. Participants in the Company's Senior Severance Plan as of December 31, 2009 are eligible to receive a tax gross-up with respect to any such excise tax. Effective January 1, 2010, new participants in the Company's Senior Severance Plan are not eligible to receive this benefit. For purposes of calculating the "excise tax gross-up" amounts set forth in the table above, non-competition commitments by employees were assigned a value equal to the lesser of (i) 50% of one year of 2010 targeted compensation applied to the applicable non-compete period, or (ii) the cash severance amount, consistent with the Company's expectation about how tax would be calculated in the event of an actual Change in Control transaction. Targeted compensation includes salary, target ICP opportunity, and the value of actual long-term incentive compensation granted.

Impact on Equity-Based Awards

This section describes the impact of a termination of employment or a Change in Control on outstanding stock options, RSUs and performance awards held by our Named Executive Officers. Additional information about these awards is set forth in the Outstanding Equity Awards Table on page 48 of this proxy statement.

Summary of Outstanding Award Values

The following table sets forth the value of outstanding unvested stock option, RSUs and performance share awards held by our Named Executive Officers as of December 31, 2010, based on the closing price of a share of Common Stock as reported on the New York Stock Exchange on that date ($53.16).

These awards are scheduled to vest and to expire on various dates in the future, subject to continued employment. As described below, the vesting of these awards will be accelerated in certain termination of employment circumstances and upon a Change in Control. In addition, stock options will remain outstanding for different periods depending on the circumstances. The value to a Named Executive Officer of these provisions depends on the vesting period and remaining terms of the awards. For example, the value to a Named Executive Officer of accelerating the vesting of an option by one month is very different from the value of accelerating the vesting of an option by three years. The table below does not distinguish between acceleration of vesting in these two different circumstances, or assign a value to the other provisions. Rather, it only indicates the aggregate amount of the awards to which these provisions would apply at December 31, 2010.

Name	In-the-Money Value of Unvested Stock Options	Unvested Value of Restricted Stock Units	Unvested Value of Performance Shares
Mr. Cote	$31,029,125	$28,496,684	$13,916,331
Mr. Anderson	$ 8,942,188	$ 7,706,765	—
Mr. Kramvis	$ 5,552,683	$12,283,522	—
Mr. Fradin	$ 8,942,188	$ 6,616,985	—
Mr. Mahoney	$ 3,501,100	$ 6,120,896	—

Impact on Outstanding Awards

The treatment of stock options, RSUs and performance shares following termination of employment depends on the plan under which the awards were granted, as follows:

- 1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates. Following termination of employment, participants (or their beneficiaries) have the following periods in which to exercise vested options: (i) the full remaining term if termination is on account of death, disability, or an involuntary termination after qualifying for early or normal retirement under a qualified defined benefit pension plan; (ii) three years in the case of any other involuntary termination without cause; and (iii) 90 days if termination is voluntary without good reason. If an employee dies, becomes disabled or terminates after becoming eligible for normal retirement benefits under a qualified defined benefit plan, unvested options become vested. In other circumstances, unvested options are immediately forfeited.
- 2003 Stock Incentive Plan of Honeywell International Inc. and its Affiliates. Following termination of employment, participants (or their beneficiaries) have the following periods in which to exercise vested options: (i) three years in the event of death, disability or a voluntary or involuntary termination (other than for cause) after qualifying for "early retirement" (age 55 and 10 years of service) or "full retirement" (age 60 and 10 years of service); (ii) one year in the case of any other involuntary termination without cause; and (iii) 30 days in the case of a voluntary termination without good reason. If an employee dies, becomes disabled or retires after meeting the requirements of full retirement, unvested options become vested. RSUs become vested upon full retirement, death, disability or a Change in Control. In other circumstances, unvested options and RSUs are immediately forfeited.
- 2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates. The rules under this plan are the same as under the 2003 Stock Incentive Plan described above, except that for stock options granted after 2006 full retirement will not result in vesting acceleration, with the effect that unvested options are immediately forfeited following full retirement. Similarly, instead of full vesting at retirement, RSUs awarded after 2006 vest pro-rata based on the number of complete years of service between the grant date and the retirement date.
- Under each of the foregoing plans, unvested stock options and RSUs vest upon a Change in Control. Performance awards vest at target upon a Change in Control unless otherwise provided in the applicable award agreement. RSUs and performance awards that vest upon a Change in Control shall be paid out within 90 days (subject to any existing deferral elections).
- For Mr. Cote, stock options and RSUs continue to remain outstanding and vest as scheduled if his employment is terminated by the Company other than for cause or by him for good reason. In addition, Mr. Cote's unvested options and RSUs vest immediately if he dies or becomes disabled.
- Mr. Kramvis received a special grant of RSUs (100,000 units) in October of 2010 ("October 2010 RSUs"). In the event that Mr. Kramvis' is involuntarily terminated other than for cause, or his employment is

terminated as a result of his death or disability, in each case, prior to October 26, 2014, the October 2010 RSUs, along with any dividend shares attributable thereto, shall immediately become vested and distributable to Mr. Kramvis or his estate, as applicable, in shares. In the event Mr. Kramvis voluntarily terminates employment, whether by reason of full retirement or otherwise, or is involuntarily terminated for cause, in each case prior to October 26, 2014, the October 2010 RSUs, along with any dividend shares attributable thereto, shall be forfeited. In the event of a Change in Control, prior to October 26, 2014, the October 2010 RSUs, along with any dividend shares attributable thereto, shall immediately become vested and distributable in cash or shares to Mr. Kramvis.

- Mr. Fradin is subject to a retention agreement that provides special equity vesting rules that pertain to a termination of employment prior to August 5, 2015. These rules apply only to stock options and RSUs granted more than 12 months prior to Mr. Fradin's date of termination. If Mr. Fradin is involuntarily terminated other than for cause prior to August 5, 2015, unvested stock options and unvested RSUs not subject to performance criteria shall become vested as of his date of termination. If Mr. Fradin is involuntarily terminated other than for cause prior to August 5, 2015, unvested stock options and unvested RSUs that include one or more performance criteria shall become vested at the end of the performance cycle to the extent the performance metrics have been satisfied and to the extent subject to such performance criteria. These special equity vesting rules only apply to the extent Mr. Fradin (i) adheres to certain noncompetition and nonsolicitation covenants, (ii) refrains from certain actions that would affect his ability to devote 100% of his energy to the Company's affairs, and (iii) provides twelve (12) months of transition services prior to his voluntary retirement.

Defined Terms Used in This Section

As used in our plans, the following terms are assigned the meanings summarized below.

Term	Summary of Definition
Change in Control	(a) the acquisition of 30% or more of the Common Stock; (b) the purchase of all or part of the Common Stock pursuant to a tender offer or exchange offer; (c) a merger where Honeywell does not survive as an independent, publicly-owned corporation; (d) a sale of substantially all of Honeywell's assets; or (e) a substantial change in Honeywell's Board over a two year period; and in addition under the Senior Severance Plan any event that the Committee, in its discretion, determines to be a Change in Control for purposes of that plan; provided that under the 2006 Stock Incentive Plan, each of the events described in (a) through (e) would only be a Change in Control if it constitutes a "change in control event" within the meaning of United States Department of Treasury Regulation §1.409A-3(i)(5)(i).
Termination for cause (for Mr. Cote)	(a) in carrying out his duties, Mr. Cote engages in conduct that constitutes willful gross neglect or gross misconduct resulting in material economic harm to Honeywell; or (b) Mr. Cote is convicted of a felony.
Termination for cause (for other Named Executive Officers)	(a) clear and convincing evidence of a significant violation of the Company's Code of Business Conduct; (b) the misappropriation, embezzlement or willful destruction of Company property of significant value; (c)(i) the willful failure to perform, (ii) gross negligence in the performance of, or (iii) intentional misconduct in the performance of, significant duties that results in material harm to the business of the Company; (d) the conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised); or (e) clear and convincing evidence of the willful falsification of any financial records of the Company that are used in compiling the Company's financial statements or related disclosures, with the intent of violating Generally Accepted Accounting Principles or, if applicable, International Financial Reporting Standards.

Term	Summary of Definition
Termination for good reason (for Mr. Cote)	(a) the Board assigns Mr. Cote duties that are inconsistent with the duties associated with his position as Chairman of the Board and CEO of the Company; (b) the failure of Mr. Cote to be retained as Honeywell's Chairman of the Board and CEO; (c) any significant diminution of Mr. Cote's position, authority, duties or responsibilities; (d) the failure of the Company to have any successor entity expressly assume Honeywell's obligations under Mr. Cote's employment agreement; (e) the occurrence of acts or conduct by the Company, the Board or our officers, representatives or stockholders that prevent Mr. Cote from, or substantively hinder him in, performing his duties or responsibilities under his employment agreement; (f) any material breach of Mr. Cote's employment agreement by the Company that goes unremedied; (g) the provision of notice by the Company to Mr. Cote that his employment agreement will not be extended; or (h) any other action that would be considered "Good Reason" under the Senior Severance Plan.
Termination for good reason (for other Named Executive Officers)	(a) a material diminution in the Named Executive Officer's authority, duties or responsibilities; (b) a material decrease in base compensation; (c) a material reduction in the aggregate benefits available to the Named Executive Officer where such reduction does not apply to all similarly-situated employees; (d) any geographic relocation of the Named Executive Officer's position to a location that is more than 50 miles from his or her previous work location; (e) any action that constitutes a constructive discharge; or (f) the failure of a successor to assume these obligations under the Senior Severance Plan.

EQUITY COMPENSATION PLANS

As of December 31, 2010 information about our equity compensation plans is as follows:

Plan category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	51,897,679[1]	$39.05[2]	24,319,708[3]
Equity compensation plans not approved by security holders	649,933[4]	N/A[5]	N/A[6]
Total	52,547,612	$39.05	24,319,708

(1) Equity compensation plans approved by shareowners that are included in column (a) of the table are the 2006 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "2006 Stock Incentive Plan"), the 2003 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "2003 Stock Incentive Plan") and the 1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates (the "1993 Stock Plan") (40,427,256 shares of Common Stock to be issued for options with a weighted average term of 6.05 years; 65,275 shares to be issued for stock appreciation rights ("SARs"); 9,967,953 RSUs subject to continued employment; and 1,132,195 deferred RSUs of earned and vested awards where delivery of shares has been deferred); and the 2006 Stock Plan for Non-Employee Directors of Honeywell International Inc. (the "2006 Non-Employee Director Plan") and the 1994 Stock Plan for Non-Employee Directors of Honeywell International Inc. (the "1994 Non-Employee Director Plan") (299,000 shares of Common Stock to be issued for options; and 6,000 RSUs subject to continued services). RSUs included in column (a) of the table represent the full number of RSUs awarded and outstanding whereas the number of shares of Common Stock to be issued upon vesting will be lower than what is reflected on the table due to the net share settlement process used by the Company (whereas the value of shares required to meet employee statutory minimum tax withholding requirements are not issued).

(2) Column (b) relates to stock options and does not include any exercise price for RSUs or growth plan units granted to employees or non-employee directors under equity compensation plans approved by shareowners. RSUs do not have an exercise price because their value is dependent upon attainment of certain performance goals or continued employment or service and they are settled for shares of Common Stock on a one-for-one basis. Growth plan units are denominated in cash units and the ultimate value of the award is dependent upon attainment of certain performance goals.

(3) The number of shares that may be issued under the 2006 Stock Incentive Plan as of December 31, 2010 is 21,512,252 which includes the following additional shares under the 2006 Stock Incentive Plan (or any Prior Plan as defined in the 2006 Stock Incentive Plan) that may again be available for issuance: shares that are settled for cash, expire, are canceled, are tendered in satisfaction of an option exercise price or tax withholding obligations, are reacquired with cash tendered in satisfaction of an option exercise price or with monies attributable to any tax deduction enjoyed by Honeywell to the exercise of an option, and are under any outstanding awards assumed under any equity compensation plan of an entity acquired by Honeywell. No securities are available for future issuance under the 2003 Stock Incentive Plan, the 1993 Stock Plan, or the 1994 Non-Employee Director Plan.

The number of shares that may be issued under the Honeywell Global Stock Plan as of December 31, 2010 is 2,540,456. This plan is an umbrella plan for four plans maintained solely for eligible employees of participating non-U.S. countries. More than 50% of the shares distributed under the Honeywell Global Stock Plan have been distributed to participants in one sub-plan, the Global Employee Stock Purchase Plan. In 2010, the Global Employee Stock Purchase Plan allowed eligible employees to contribute between 2.2% and 8.8% of base pay from January through September of each year to purchase shares of Common Stock the following November at the fair market value on the date of purchase, however no matching shares were awarded. In 2008 and 2009, participant accounts were credited with matching shares equal to 20% of their contributions that are subject to continued employment for 3 years. For 2010, Honeywell used Treasury shares to provide the shares under this plan. Employees purchased and were credited with 95,340 shares of Common Stock in 2010. As of January 1, 2011, the Global Employee Stock Purchase Plan was suspended.

Another sub-plan of the Honeywell Global Stock Plan, the UK Sharebuilder Plan, allows an eligible UK employee to contribute a specified percentage of taxable earnings that is then invested in shares. The company matches those shares and dividends paid are used to purchase additional shares; provided that the company temporarily reduced the match share percentage to 50% in 2010. Matched shares are subject to a three-year vesting schedule. Shares taken out of the plan before five years lose their tax-favored status. For the year ending December 31, 2010, 103,315 shares were credited to participants' accounts under the UK Sharebuilder Plan.

The remaining two sub-plans of the Honeywell Global Stock Plan, the Honeywell International Technologies Employees Share Ownership Plan (Ireland) and the Honeywell Measurex (Ireland) Limited Group Employee Profit Sharing Scheme, allow eligible Irish employees to contribute specified percentages of base pay, bonus or performance pay that are then invested in shares. Shares must be held in trust for at least two years and lose their tax-favored status if they are taken out of the plan before three years. For the year ending December 31, 2010, 15,619 shares were credited to participants' accounts under these two plans.

The remaining 267,000 shares included in column (c) are shares remaining for future grants under the 2006 Non-Employee Director Plan.

(4) Equity compensation plans not approved by shareowners that are included in the table are the Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries, the AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries, and the Deferred Compensation Plan for Non- Employee Directors of Honeywell International Inc.

The Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries is an unfunded, non-tax qualified plan that provides benefits equal to the employee deferrals and company matching allocations that would have been provided under Honeywell's U.S. tax-qualified savings plan if the Internal Revenue Code limitations on compensation and contributions did not apply. The company matching contribution is credited to participants' accounts in the form of notional shares of Common Stock. The notional shares are distributed in the form of actual shares of Common Stock when payments are made to participants under the plan.

The AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries was a cash incentive compensation plan maintained by AlliedSignal Inc. This plan has expired. Employees were permitted to defer receipt of a cash bonus payable under the plan and invest the deferred bonus in notional shares of Common Stock. The notional shares are distributed in the form of actual shares of Common Stock when payments are made to participants under the plan. No further deferrals can be made under this plan. The number of shares of Common Stock that remain to be issued under this expired plan as of December 31, 2010 is 40,553.

The Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc. provides for mandatory and elective deferral of certain payments to non-employee directors. Mandatory deferrals are invested in notional shares of Common Stock. Directors may also invest any elective deferrals in notional shares of Common Stock. The notional shares are distributed in the form of cash when payments are made to directors under the plan.

(5) Column (b) does not include any exercise price for notional shares allocated to employees under Honeywell's equity compensation plans not approved by shareowners because all of these shares are notionally allocated as a matching contribution under the non-tax qualified savings plans or as a notional investment of deferred bonuses or fees under the cash incentive compensation and directors' plans as described in note 4 and are only settled for shares of Common Stock on a one-for-one basis.

(6) No securities are available for future issuance under the AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries and the Deferred Compensation Plan for Non-Employee Directors of Honeywell International Inc. The cash incentive compensation plan has expired. All notional investments in shares of Common Stock are converted to cash when payments are made under the directors' plan. The amount of securities available for future issuance under the Supplemental Non-Qualified

Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries is not determinable because the number of securities that may be issued under this plan depends upon the amount deferred to the plan by participants in future years.

The table does not contain information for employee benefit plans of Honeywell that are intended to meet the requirements of Section 401(a) of the Internal Revenue Code and a small number of foreign employee benefit plans that are similar to such Section 401(a) plans.

AUDIT COMMITTEE REPORT

The Audit Committee consists of the five directors named below. Each member of the Audit Committee is an independent director as defined by applicable SEC rules and NYSE listing standards. In addition, the Board of Directors has determined that Ms. Deily is the "audit committee financial expert" as defined by applicable SEC rules and that, Ms. Deily, Mr. Davis and Mr. Paz satisfy the "accounting or related financial management expertise" criteria established by the NYSE. The Audit Committee operates under a written charter adopted by the Board of Directors, which is available free of charge on our website, www.honeywell.com, under the heading "Investor Relations" (see "Corporate Governance"—"Board Committees"), or by writing to Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962, c/o Vice President and Corporate Secretary.

Management is responsible for the Company's internal controls and preparing the Company's consolidated financial statements. The Company's independent accountants, PricewaterhouseCoopers LLP ("PwC"), are responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Committee is responsible for overseeing the conduct of these activities and, subject to shareowner ratification, appointing the Company's independent accountants. As stated above and in the Committee's charter, the Committee's responsibility is one of oversight. The Committee does not provide any expert or special assurance as to Honeywell's financial statements concerning compliance with laws, regulations or generally accepted accounting principles. In performing its oversight function, the Committee relies, without independent verification, on the information provided to it and on representations made by management and the independent accountants.

The Audit Committee reviewed and discussed the Company's consolidated financial statements for the year ended December 31, 2010 with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standard No. 61, *Communication with Audit Committees,* as amended, and as adopted by the Public Company Accounting Oversight Board. The Committee also reviewed, and discussed with management and PwC, management's report and PwC's report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

The Company's independent accountants provided to the Audit Committee the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the Committee discussed with the independent accountants their independence. The Audit Committee concluded that PwC's provision of non-audit services, as described in the following section of this proxy statement, to the Company and its affiliates is compatible with PwC's independence.

Based on the Audit Committee's discussion with management and the independent accountants and the Audit Committee's review of the representations of management and the report of the independent accountants, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Form 10-K for the year ended December 31, 2010 filed with the SEC.

THE AUDIT COMMITTEE

Linnet Deily (Chair)
Kevin Burke
D. Scott Davis
George Paz
Michael W. Wright

Proposal No. 2: APPROVAL OF INDEPENDENT ACCOUNTANTS

The Audit Committee, which consists entirely of independent directors, is recommending approval of its appointment of PricewaterhouseCoopers LLP as independent accountants for Honeywell to audit its consolidated financial statements for 2011 and to perform audit-related services, including review of our quarterly interim financial information and periodic reports and registration statements filed with the SEC and consultation in connection with various accounting and financial reporting matters. If shareowners do not approve, the Audit Committee will reconsider the appointment.

PwC provided audit and other services during 2010 and 2009 as set forth below:

(in millions of $)	2010	2009	
Audit Fees	$19.7	$24.4	Annual integrated audit of the Company's consolidated financial statements, and internal control over financial reporting, statutory audits of foreign subsidiaries, attest services, consents, issuance of comfort letters and review of documents filed with the SEC.
Audit-Related Fees	$ 2.3	$ 2.8	Audit-related services primarily associated with the Company's merger and acquisition activity, audits of stand-alone financial statements of subsidiaries and employee benefit plan audits.
Tax Fees	$ 6.3	$ 6.7	Tax compliance services were $6.0 in 2010 and $5.9 in 2009, relating primarily to federal and international income tax compliance, value-added taxes and sales and use tax compliance. Tax consultation and planning services were $0.3 in 2010 and $0.8 in 2009, relating primarily to reorganizations.
All Other Fees	$ —	$ 0.1	These fees represent accounting research software and other services.
Total Fees	$28.3	$34.0	

In accordance with its charter, the Audit Committee reviews non-audit services proposed to be provided by PwC to determine whether they would be compatible with maintaining PwC's independence. The Audit Committee has established policies and procedures for the engagement of PwC to provide non-audit services. The Audit Committee reviews and approves an annual budget for specific categories of non-audit services (that are detailed as to the particular services) which PwC is to be permitted to provide (those categories do not include any of the prohibited services set forth under the auditor independence provisions of the Sarbanes-Oxley Act of 2002). This review includes an evaluation of the possible impact of the provision of such services by PwC on the firm's independence in performing its audit and audit-related services. The Audit Committee reviews the non-audit services performed by, and amount of fees paid to, PwC, by category in comparison to the pre-approved budget. The engagement of PwC to provide non-audit services that do not fall within a specific category of pre-approved services, or that would result in the total fees payable to PwC in any category exceeding the approved budgeted amount, requires the prior approval of the Audit Committee. Between regularly scheduled meetings of the Audit Committee, the Chair of the Committee may represent the entire Committee for purposes of the review and approval of any such engagement, and the Chair is required to report on all such interim reviews at the Committee's next regularly scheduled meeting.

Honeywell has been advised by PwC that it will have a representative present at the Annual Meeting who will be available to respond to appropriate questions. The representative will also have the opportunity to make a statement if he or she desires to do so.

The Board of Directors recommends that the shareowners vote FOR the approval of the appointment of PricewaterhouseCoopers LLP as independent accountants.

Proposal No. 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing shareowners with an advisory vote on executive compensation as required by Section 14A of the Exchange Act. Section 14A was added to the Exchange Act by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

As described more fully in the Compensation Discussion and Analysis section of this proxy statement, the Company's executive compensation program promotes a performance-based culture and aligns the interests of shareowners and executives through variable, at-risk compensation tied to an appropriate balance of near-term and long-term objectives. The program is also designed to attract and retain highly-talented executives who are critical to the successful implementation of the Company's strategic plan.

Incentive compensation (cash and equity) generally represents 75—90% of each executive officer's target compensation opportunity. The program emphasizes long-term incentive compensation elements that are designed to appropriately reward executives for actions taken to invest in long-term growth and productivity throughout the business cycle.

Honeywell's 2010 operating results were strong across the Company's portfolio and reflected its ability to:

- grow faster than its end markets—revenues increased by 8% over the prior year to $33.4 billion;
- leverage its fixed cost base, grow margins and deliver strong free cash flow—margin expansion and free cash flow growth (up 6% over the prior year to $3.6 billion) and conversion (152% of net income, excluding the impact of the pension mark-to-market adjustment) reinforce the quality of earnings and the continued emphasis on cost discipline;
- grow order rates in both short- and long-cycle businesses driven by Honeywell's robust focus on new products and services, great positions in good industries and investments in global expansion; and
- generate earnings growth (EPS up 26% over the prior year on a reported basis and up 12%, excluding the Pension MTM Adjustment), while making "seed planting" investments, such as the acquisition of Sperian Protection and the funding of $151 million of repositioning projects, that form the foundation for future profitable growth.

Honeywell generated significant shareowner value in 2010, with approximately 36% stock price appreciation (compared to approximately 13% for S&P 500) and total shareowner return (stock price appreciation plus reinvested dividends) of 39.5%. The Company is increasing its dividend by 10% in 2011, marking the seventh time in the last eight years that the dividend has increased by 10%.

Based on the results described above and consistent with the Company's conservative planning approach, the following 2010 compensation actions were taken:

- officers (including Named Executive Officers) did not receive merit increases in base salary for the second consecutive year;
- Named Executive Officers received annual bonuses ranging from 124% to 137% of their target opportunity after receiving no annual bonuses for 2009; and
- Annual stock option grants were consistent with prior year levels.

The Management Development and Compensation Committee regularly reviews best practices in corporate governance and executive compensation. In 2010, the Committee revised Honeywell's policies and practices to:

- eliminate tax reimbursement payments (known as "tax gross-ups") on both perquisites received by officers and excise taxes that may become due upon a change in control for new participants in the Company's severance plan (in each case, effective January 1, 2010);
- add a relative TSR-based adjustment mechanism to RSU grants to officers; and
- guard the Company against competitive harm by obtaining enhanced restrictive covenants in connection with certain succession planning actions.

In addition, Honeywell's executive compensation program includes stock ownership guidelines, limited perquisites, no payouts of accrued dividends on RSUs until vesting of the awards, a clawback policy permitting the recapture of incentive compensation in the event of a significant restatement, and the ability to cancel and recover equity awards from employees who leave the Company to join a competitor. The Committee's independent compensation consultant does not perform any other services for the Company.

For the reasons discussed above, the Board recommends that shareowners vote in favor of the following resolution:

"RESOLVED, that the Company's shareowners approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Shareowners pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure."

Because the vote is advisory, it will not be binding upon the Board. The Management Development and Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. Last year, Honeywell voluntarily provided its shareowners with an advisory vote on executive compensation, which was approved by over 95% of the votes cast on the proposal

The Board of Directors unanimously recommends a vote FOR this proposal.

Proposal No. 4: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are also providing shareowners with an advisory vote on how frequently we should seek an advisory vote on the compensation of our Named Executive Officers. Accordingly, we are asking shareowners to vote on whether future advisory votes on Named Executive Officer compensation should occur every one year, every two years or every three years.

After careful consideration of this Proposal, the Board of Directors recommends that future advisory votes on Named Executive Officer compensation occur annually. The Board believes that an annual advisory vote on executive compensation is consistent with having a regular dialogue with our shareowners on corporate governance matters, including executive compensation philosophy, policies and practices. We will continue to emphasize the focus of the Company's executive compensation program on driving long-term, sustainable, profitable growth and the design of the different program elements to act in an integrated manner so that it may properly be taken into account by shareowners in casting their advisory vote on executive compensation.

Shareowners will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Shareowners are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the Board of Directors. Notwithstanding the Board's recommendation and the outcome of the shareowner vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareowners and adoption of material changes to compensation programs.

The Board of Directors unanimously recommends a vote for submitting the advisory vote on the compensation of our Named Executive Officers to shareowners every year.

Proposal No. 5: 2011 STOCK INCENTIVE PLAN OF HONEYWELL INTERNATIONAL INC. AND ITS AFFILIATES

The Board of Directors is recommending that shareowners approve the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "Plan"). The Plan provides for long-term incentive compensation awards relating to a maximum of 39 million shares (the "Share Limit") of Honeywell's common stock ("Shares"). All employees of the Company and its affiliates (approximately 130,000 employees) will be eligible to receive awards under the Plan.

Summary of Equity Compensation Plans' Positions

As of December 31, 2010, the number of shares to be issued upon exercise of outstanding options, units, warrants and rights from the 2006 Stock Incentive Plan, the 2003 Stock Incentive Plan, the 1993 Stock Plan, the 2006 Non-Employee Director Plan and the 1994 Non-Employee Director Plan (collectively, the "Share Plans"), and the Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of Honeywell International Inc. and its Subsidiaries and the AlliedSignal Incentive Compensation Plan for Executive Employees of AlliedSignal Inc. and its Subsidiaries (collectively, the "Deferred Compensation Plans") (that is, all equity incentive plans of the Company under which Shares are to be issued) were as follows:

Total Number of Options & SARs Outstanding	40,791,531[(1)]
Total Number of Unvested RSUs Outstanding	9,973,953
Total Number of Deferred RSUs	1,132,195
Awards Outstanding under the Share Plans	51,897,679
Total Number of Shares to be issued under the Deferred Compensation Plans	649,933
Total Number of Shares to be issued	52,547,612

(1) Weighted Average Life is 6.05 years; weighted average exercise price is $39.05.

Excluding the 2006 Stock Incentive Plan for which remaining available Shares will be cancelled upon approval of the Plan, as of December 31, 2010, Shares available for future grant under the Honeywell Global Stock Plan and the 2006 Non-Employee Director Plan (that is, all other equity incentive plans of the Company with available Shares) were as follows:

Honeywell Global Stock Plan	2,540,456
2006 Non-Employee Director Plan	267,000
Total Shares available for future issuance	2,807,456

Purpose of The Plan

The Plan will assist the Company to attract and retain key employee talent. The Plan will also assist the Company to further align employee and shareowner interests, closely link employee compensation with the Company's performance and maintain high levels of employee stock ownership. The Plan provides an essential component of the total compensation package offered to key employees. It reflects the importance placed by the Company on motivating employees to achieve superior results over a long term and paying employees based on that kind of achievement. See "Compensation Discussion and Analysis" beginning on page 24.

Honeywell strongly believes that its stock compensation programs and emphasis on employee stock ownership have been integral to the Company's success and that a continuation of those programs and that emphasis is necessary for the Company to achieve superior performance in the future. Therefore, the approval of the Plan is vitally important.

The Plan represents a use of shareowner and Company resources. In order for those resources to be well-spent, the Plan must be appropriately designed and operated. The Plan will be administered under the supervision of the Management Development and Compensation Committee (the "Committee"), which is comprised entirely of independent directors. The Committee has authority to make awards under the Plan. The Plan enables the Company to provide industry-competitive long-term incentive opportunities, and the Committee will continue to use Shares available under the Plan at appropriate rates that do not result in excessive dilution of shareowner equity. Over the past several years, the Company's annual "run rate" (that is, Shares subject to awards made under the Company's equity compensation plans as a percentage of total Shares outstanding) has ranged between approximately 1.0% and 1.7%. The Committee expects that the Company's annual run rate under the Plan will be between 1.0% and 1.5% over the next few years. The fair market value of a Share of Common Stock as of February 28, 2011 was $57.55.

In addition, the Plan has been designed with the following features to support the Company's pay-for-performance philosophy and to protect shareowner interests:

(1) **Reasonable Share Request.** The requested Share Limit under the Plan is 39 million shares. Upon shareowner approval of the Plan, no further grants will be made under the Company's 2006 Stock Incentive Plan. As a result, all Shares that were previously authorized but remain available for grant under the 2006 Stock Incentive Plan will no longer be available for grant under the 2006 Stock Incentive Plan (21,512,252 shares as of December 31, 2010—see Equity Compensation Plans table on page 68 for more detail). If an award that has already been granted under the 2006 Stock Incentive Plan (or the Company's 2003 Stock Incentive Plan or 1993 Stock Plan) is forfeited or cancelled or expires, then the Shares subject to that award will be available for award pursuant to the Plan.

(2) **Certain Types of Awards Prohibited.** As with the Company's 2006 Stock Incentive Plan, the Plan expressly prohibits the grant of stock options or stock appreciation rights with an exercise price less than fair market value of Common Stock on the date of grant. Reloading of stock options or stock appreciation rights are also not permitted under the Plan.

(3) **Certain Practices Prohibited.** The Plan prohibits repricing of awards or the cancellation of awards in exchange for new awards with lower exercise prices without shareowner approval. This includes prohibiting exchanging "underwater" options for cash or Shares. Adjustments to outstanding awards based on standard anti-dilution provisions are permitted. The Plan also prohibits the payment of dividend equivalents with respect to stock options and stock appreciation awards.

(4) **Minimum Vesting Provisions.** The Plan generally provides that awards may not fully vest in less than three years. No more than 2 million Shares (approximately 5% of the Shares available under the Plan) may be subject to stock option, stock appreciation right, restricted stock, restricted unit or other stock-based awards that fully vest in less than three years.

(5) **Share Limit Counting Rules.** Shares tendered or withheld to pay taxes or the exercise price of stock option awards will not be added back to the number of Shares available to be issued under the Plan. Stock appreciation rights settled in Shares will not be counted on a net basis. In other words, each Share for which a stock-settled stock appreciation right is exercised will count as a full Share against the Share Limit.

(6) **Limitation on Full Value Awards.** The Plan provides for equity-based awards that fall into two categories: (a) stock options and other similar awards in which potential incentive compensation is based on appreciation in the value of Shares ("Appreciation Awards") and (b) all other equity-based awards, in which the potential incentive compensation is based on the full value of Shares ("Full Value Awards"). In recognition of the differences between these categories, each category may count differently against the Share Limit. Appreciation Awards always count against the Share Limit on a one-for-one basis. Full Value Awards relating to up to 9.5 million Shares also count against the Share Limit on a one-for-one basis. If Full Value Awards are granted for more than 9.5 million Shares, each Share over 9.5 million will count against the Share Limit on a four-for-one basis.

(7) **Stock Ownership Guidelines.** Honeywell's stock ownership guidelines are designed to emphasize that executives should manage the Company from an owner's perspective. These guidelines call for officers to hold for at least one year the net shares from restricted stock unit vesting (with respect to restricted stock units granted after the adoption of the guidelines in May 2003) or the net gain shares of Honeywell stock that they receive by exercising stock options. See "Stock Ownership Guidelines" on page 42 for additional detail regarding these stock ownership guidelines.

The following is a summary of the material terms and provisions of the Plan and certain tax effects of participation in the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan, which is attached hereto as Exhibit A and incorporated herein.

To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern. Capitalized terms that are used but not defined in this summary have the meanings given to them in the Plan.

Description of The Plan

Plan Administration. The Plan will be administered by the Committee, which will have discretion and authority to interpret the Plan, prescribe, amend and rescind rules and regulations regarding the Plan, select Employees to receive Awards, determine the form, terms and conditions of Awards, and take other actions it deems necessary or advisable for the proper operation or administration of the Plan. The Committee may delegate its duties and authority under the Plan, except for the authority to grant and administer Awards to certain senior executives and its duty to establish and certify the attainment of certain performance conditions attached to certain Awards.

Stock Options and Stock Appreciation Rights. Stock Options awarded under the Plan may be in the form of Nonqualified Stock Options or Incentive Stock Options. Stock Appreciation Rights may be awarded either alone or in tandem with Nonqualified Stock Options. Stock Options and Stock Appreciation Rights will have maximum terms of ten years. Stock Options and Stock Appreciation Rights will be subject to the following terms and conditions:

- The Exercise Price for each Share subject to a Stock Option or Stock Appreciation Right will be not less than the Fair Market Value of a Share on the date of grant.
- The Plan prohibits repricing of Stock Options or Stock Appreciation Rights unless shareowner approval of the repricing is obtained. Stock Options and Stock Appreciation Rights will not be granted with Dividend Equivalents or reload features.
- The exercisability of Stock Options and Stock Appreciation Rights will be subject to vesting, and may be subject to performance; conditions. Stock Options and Stock Appreciation Rights generally will vest over a period of at least three years, with current practice being to vest annual grants of Stock Options over a period of four years, except that performance-based Stock Options and Stock Appreciation Rights may vest as early as one year after they are granted and Stock Options and Stock Appreciation Rights may immediately vest upon the death or Disability of an Employee, or upon a Change in Control. Additionally, up to 2 million Shares may be subject to stock-based Awards (including Stock Option or Stock Appreciation Right Awards) that fully vest in less than three years.
- Generally, outstanding vested Stock Options and Stock Appreciation Rights will remain exercisable for a period of three years after Termination of Employment because of early or full retirement, death or Disability; one year after involuntary termination not for Cause; and 30 days after voluntary termination for any other reason, but in no case beyond the full remaining term. In the event of involuntary termination for Cause, all Stock Options and Stock Appreciation Rights will immediately be cancelled.
- The Plan permits various methods for cashless exercise of Stock Options and withholding for the payment of taxes associated with the exercise of Stock Options.

Performance Awards. Performance Awards may be Awards of the types described elsewhere in this summary, Growth Plan Units or Cash-Based Awards. In any case, they are subject to the following terms and conditions:

- Performance Awards will be granted in connection with a Performance Cycle determined by the Committee and which may be no shorter than twelve months. The amount payable with respect to Performance Awards will be determined by reference to the degree of attainment of one or more of the following Performance Measures, as selected by the Committee: (1) sales (or any component of sales); (2) operating income; (3) net income; (4) earnings per Share; (5) return on equity; (6) cash flow (including operating cash flow, free cash flow, cash flow yield and/or cash flow conversion); (7) cash flow per Share; (8) return on invested capital; (9) return on investments; (10) return on assets; (11) economic value added (or an equivalent metric); (12) Share price; (13) total shareowner return; (14) cost and expense reduction; (15) working capital (or working capital turns or days); (16) Segment operating margin, or (17) Segment operating income. Performance Measures may include any one or combination of the foregoing, may apply to the performance of Honeywell or any business unit, segment, division, or subsidiary of the Company and may relate to absolute or relative performance. Within 90 days after the start of a Performance Cycle, the Committee will establish, in writing, the Performance Measures that will apply to the Performance Cycle. The Performance Measures may be measured before or after taking taxes, interest, depreciation, amortization, extraordinary expenses, and/or pension-related expense or income into consideration, will exclude unusual or infrequently occurring items, charges for restructurings, discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment and other items, and will be determined in accordance with U.S. GAAP (to the extent applicable).

- Performance Awards in the form of Growth Plan Units represent the right to receive a specified dollar amount based on achievement of Performance Measures, which may be settled in cash or in Shares with an equal value. Other Performance Awards may also be settled either in cash or in Shares with an equal value.
- The amount payable with respect to any Performance Award will not exceed 200% of the amount that would be payable upon achievement of target-level performance for such Performance Award.
- Performance Awards will generally be designed as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code. The Committee has the discretion, which it may apply on a case-by-case basis, to reduce, but not to increase, the amount payable to any Reporting Person (a term which includes "covered employees" within the meaning of Section 162(m)) with respect to any Performance Award.

Restricted Units and Restricted Stock. Restricted Units and Restricted Stock are Full Value Awards that are subject to the following terms and conditions:

- Vesting restrictions for Restricted Units and Restricted Stock generally will lapse over a period of not fewer than three years from the date of grant, except in the event of Full Retirement (where partial accelerated vesting may apply), death or Disability of the Employee or a Change in Control, or other circumstances specified in the Plan. Up to 2 million Shares may be subject to stock-based Awards (including Restricted Units or Restricted Stock Awards) that fully vest in less than three years. Generally, when the Company grants Restricted Units as part of the annual equity award, units will vest ratably over 3 years. However, when the Company makes periodic discretionary grants of Restricted Units vesting is typically as follows: 33% on the 3rd anniversary of grant, 33% on the 5th anniversary of grant, and 34% on the 7th anniversary of grant.
- Employees to whom Restricted Stock has been granted will have all the rights of a shareowner with respect to the Shares, including the right to vote and receive dividends. The Committee may pay dividends issued on Shares of Restricted Stock immediately or withhold them for the Employee's account. Employees to whom Restricted Units have been granted will not have the rights of a shareowner with respect to the Shares related thereto, except that such Employees may be entitled to Dividend Equivalent rights to the extent set forth in the Award Agreement. Dividend Equivalents may be distributed immediately or withheld and deferred in the Employee's account and subjected to a vesting schedule. The Company's current practice is to convert Dividend Equivalents into additional Restricted Units which vest according to the same schedule as the underlying Restricted Units.
- The Committee may permit Employees to defer payment of vested Restricted Units.

Other Stock-Based Awards. The Committee may, from time to time, grant Awards other than those referred to above that consist of, are denominated in, or are otherwise related to Shares. These Awards may include, among other things, stock units or phantom or hypothetical shares. The Committee has broad discretion to determine any terms and conditions that will apply to Other Stock-Based Awards under the Plan. Vesting restrictions for Other Stock-Based Awards will generally lapse over a period of not fewer than three years from the date of grant, except in the event of Full Retirement, death or Disability of the Employee, Change in Control or other circumstances specified in the Plan.

Transfer. Awards may not be transferred by an Employee other than by will or the laws of descent and distribution, except that Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered. The Committee may permit Employees to transfer Awards other than Incentive Stock Options to family members, a trust for the benefit of family members, certain family partnerships, or any other legal entity set up for the benefit of family members. Any Award so transferred will be subject to the same terms and conditions as the original grant and may be exercised or redeemed by the transferee only to the extent that the Award would have been exercisable or payable in the hands of the Employee had no transfer occurred.

Non-Competition. The Committee has discretion to provide in the Award Agreement terms and conditions that may result in forfeiture of all or part of an Award, including terms relating to non-competition, non-solicitation, and confidentiality. In addition, the Company may be entitled to or required by law, Company policy, a relevant securities exchange or the terms of an Award Agreement to recoup all or part of the compensation paid to an

Employee pursuant to the Plan and each Employee who receives a grant under the Plan agrees to comply with any request or demand for recoupment.

Provisions Concerning Authorized Shares. Shares issuable under the Plan may consist of authorized but unissued Shares or Shares held in Honeywell's treasury. In determining the number of Shares that remain available under the Plan at any time:

- Only Awards payable in Shares will be counted. If an Award terminates, expires or is forfeited or cancelled for any other reason without the issuance of Shares, or is settled in cash, the Shares underlying such Award will be available for future Awards under the Plan.
- If Shares are tendered or withheld in payment of all or part of the Exercise Price of a Stock Option, or in satisfaction of tax withholding obligations, such Shares will not be available for future Awards under the Plan.
- Shares subject to Awards granted in connection with the assumption, conversion or substitution of incentive compensation as a result of the acquisition of another company by Honeywell or an Affiliate or a combination of Honeywell or an Affiliate with another company will not count against the number of Shares authorized to be issued pursuant to the Plan.

Additional Limits. In addition to the limit on the number of Shares authorized to be issued pursuant to the Plan described above, the following limits shall also apply:

- No more than 10 million Shares may be issued under grants of Incentive Stock Options during the term of the Plan.
- No Employee may be granted Awards (other than Growth Plan Units and Cash-Based Awards) relating to more than 3 million Shares during any 36-month period. In addition, no more than $10 million may be paid in cash or in Shares (based on the value of the Shares at the time of payment) to any Employee with respect to Growth Plan Units or Cash-Based Awards for any Performance Cycle of twelve months (adjusted proportionately for any longer Performance Cycle).
- Up to 9.5 million Shares related to Awards other than Stock Options or Stock Appreciation Rights may be granted under the Plan on a one-for-one basis. Once this limit is reached, the Shares related to future Awards other than Stock Options or Stock Appreciation Rights may be granted under the Plan on a four-for-one basis. Shares related to Awards granted on a one-for-one basis that again become available for issuance may be issued on a one-for-one basis.

Adjustments. The maximum number of Shares available for issuance under the Plan, the individual and aggregate limits described above, the number of Shares underlying outstanding Awards and the Exercise Price applicable to outstanding Awards shall be equitably adjusted upon certain events effecting the capitalization of Honeywell such as a recapitalization or stock split. Upon the occurrence of certain extraordinary corporate transactions, such as a dissolution, sale, or merger of Honeywell, the Committee has discretion to cancel each Award in exchange for an amount in cash or to provide for the exchange of each Award for an Award with respect to some or all of the property which a holder of the number of shares of Common Stock subject to such Award would have received in the transaction.

Change in Control. Except as otherwise provided in an Award Agreement, all outstanding Awards will become vested and/or exercisable as of the effective date of a Change in Control of Honeywell, as defined in the Plan, and all conditions will be waived with respect to such Awards. All Restricted Units will be converted into cash, on such basis as determined under the Plan, and will be paid with any credited Dividend Equivalents within 90 days after the date of Change in Control. In addition, upon the occurrence of a Change in Control, each Employee with an outstanding Performance Award will be deemed to have achieved a level of performance that would cause all of the Employee's Performance Awards to vest, become exercisable, or become payable at target levels, and all restrictions on Performance Awards will immediately lapse. All vested Performance Awards will be paid in cash or Shares within 90 days after the date of a Change in Control. Notwithstanding the forgoing, payment of any outstanding Award which has been deferred by a Participant prior to the Change in Control will be made in accordance with the terms of the deferral election. The Plan defines the term "Change in Control" by incorporating the definition required under Section 409A of the Internal Revenue Code, which requires a "change in control event" to be objectively determinable with no discretionary authority reserved to the Committee.

Amendment and Termination. No material revision to the Plan may become effective without shareholder approval. For this purpose, a revision will be deemed to be material based on the rules adopted by the NYSE from time to time or if it materially increases the number of Shares that may be issued under the Plan (other than as a result of an adjustment described above). NYSE rules currently provide that material revisions which require shareholder approval include a material increase in the number of shares available under the Plan, a material expansion of the types of awards available under the plan, a material expansion of the class of employees, directors, or other service providers eligible under the Plan, a material extension of the term of the Plan, a material change in the method of determining the strike price of options under the Plan and an amendment to permit option repricing. Subject to NYSE rules, the Board and its delegates are authorized to amend or terminate the Plan and the Plan will terminate, if not sooner as a result of Board action, on April 25, 2021 (the 10th anniversary of the date of the Company's 2011 Annual Meeting of Shareowners).

Summary of Federal Income Tax Consequences of Awards

The following is a brief summary of the principal United States federal income tax consequences of Awards and transactions under the Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences.

Nonqualified Stock Options and Stock Appreciation Rights. An Employee will not recognize any income at the time a Nonqualified Stock Option or Stock Appreciation Right is granted, nor will Honeywell be entitled to a deduction at that time. When a Nonqualified Stock Option is exercised, the Employee will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares received as of the date of exercise over the Exercise Price. When a Stock Appreciation Right is exercised, the Employee will recognize ordinary income in an amount equal to the cash received or, if the Stock Appreciation Right is paid in Shares, the Fair Market Value of the Shares received as of the date of exercise. Payroll taxes are required to be withheld from the Employee on the amount of ordinary income recognized by the Employee. Honeywell will be entitled to a tax deduction with respect to a Nonqualified Stock Option in the same amount as the Employee recognizes income.

Incentive Stock Options ("ISOs"). An Employee will not recognize any income at the time an ISO is granted or exercised. However, the excess of the Fair Market Value of the Shares on the date of exercise over the Exercise Price paid will be a preference item that could create a liability under the alternative minimum tax. If an Employee disposes of the Shares acquired on exercise of an ISO after the later of two years after the date of grant of the ISO or one year after the date of exercise of the ISO (the "holding period"), the gain (*i.e.*, the excess of the proceeds received on sale over the Exercise Price paid), if any, will be long-term capital gain eligible for favorable tax rates. If the Employee disposes of the Shares prior to the end of the holding period, the disposition is a "disqualifying disposition" and the Employee will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the lesser of (i) the Fair Market Value of the Shares on the date of exercise or (ii) the amount received for the Shares, over the Exercise Price paid. The balance of the gain or the loss, if any, will be long-term or short-term capital gain or loss, depending on how long the Shares were held by the Employee prior to disposition. Honeywell is not entitled to a deduction as a result of the grant or exercise of an ISO. If an Employee recognizes ordinary income as a result of a disqualifying disposition, Honeywell will be entitled to a deduction in the same amount as the Employee recognizes ordinary income.

Growth Plan Units. An Employee will not recognize any income at the time a Growth Plan Unit is granted, nor will Honeywell be entitled to a deduction at that time. To the extent a Growth Plan Unit is paid in cash, an Employee will recognize compensation income in the year the Growth Plan Unit is redeemed in the amount of cash payable. Payroll taxes are required to be withheld on the amount paid. Honeywell will be entitled to a deduction in the same amount as the Employee recognizes income.

Restricted Units and Restricted Stock. An Employee will not recognize any income at the time a Restricted Unit or Share of Restricted Stock is granted, nor will Honeywell be entitled to a deduction at that time. When a Restricted Unit is redeemed, the Employee will recognize ordinary income in an amount equal to the Fair Market Value of the Shares received or, if the Restricted Unit is paid in cash, the amount payable. In the year in which Shares of Restricted Stock are no longer subject to a substantial risk of forfeiture (*i.e.*, in the year that the Shares vest), the Employee will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares on the date of vesting over the amount, if any, the Employee paid for the Shares. An Employee may, however, elect within 30 days after receiving Restricted Stock to recognize ordinary income in the year of receipt instead of the year of vesting. If an election is made, the amount of income recognized by the Employee will be equal to the excess of the Fair Market Value of the Shares on the date of receipt over the amount, if any, the Employee paid for the Shares. Payroll taxes are required to be withheld from the Employee on the amount of ordinary income recognized by the Employee. Honeywell will be entitled to a tax deduction in the same amount as the Employee recognizes income.

Cash-Based Awards. An Employee will not recognize any income at the time of the grant to the Employee of a Cash-Based Award. The Employee will recognize income at the time that cash is paid to the Employee pursuant to a Cash-Based Award, in the amount paid. Payroll taxes will be required to be withheld at that time. Honeywell will be entitled to a tax deduction in the same amount as the Employee recognizes income.

Code Section 162. With certain exceptions, Section 162(m) of the Internal Revenue Code limits Honeywell's deduction for compensation in excess of $1 million paid to "covered employees" (such employees are included in the definition of "Reporting Person" in the Plan). Compensation paid to covered employees is not subject to the deduction limitation, however, if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Honeywell will generally design any Performance Awards granted to Reporting Persons under the Plan to meet the requirements of "qualified performance-based compensation" in order to be deductible by Honeywell for federal income tax purposes.

New Plan Benefits

As of the date of this proxy statement, no Awards have been made under the Plan. The amount of Awards to be made under the Plan is not presently determinable.

The Board of Directors unanimously recommends for a vote FOR the approval of the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates.

PROPOSAL NO. 6: HONEYWELL INTERNATIONAL INC. INCENTIVE COMPENSATION PLAN FOR EXECUTIVE EMPLOYEES, AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2011

The Board of Directors is recommending that shareowners approve the Honeywell International Inc. Incentive Compensation Plan for Executive Employees, Amended and Restated Effective as of January 1, 2011 (the "Plan"). The Plan provides for annual cash incentive compensation awards to certain eligible employees. The Plan has been in effect since, and was last approved by shareholders in, 1994. "Senior Executive Employees" (approximately 90 employees at the level of Vice President or higher, including employees who have been elected by the Board of Directors as officers of the Company ("Corporate Officers)) and "Executive Employees" (approximately 600 employees generally at the level of Director) will be eligible to receive awards under the Plan.

The Plan is being submitted for shareowner approval in order to comply with the requirements of Section 162(m) of the Internal Revenue Code (the "Code"). Shareowner approval is required because the material terms of the performance goal under the Plan have been changed. Specifically, the performance goal is to achieve positive Consolidated Earnings, and the definition of "Consolidated Earnings" has been modified to mean "the consolidated net income for the Performance Period for which an Incentive Compensation Award is made, as determined by Honeywell's independent auditors, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment (other than provisions for operating losses or income during the phase-out period), unusual or infrequently occurring events and transactions, the effects of the annual fourth quarter mark-to-market adjustment that recognizes pension related net actuarial gains and losses outside the Corridor, and the effects of changes in accounting principles, all as determined in accordance with generally accepted accounting principles." The modified definition adds the exclusion for the effects of the annual fourth quarter mark-to-market adjustments.

The following is a summary of the material terms and provisions of the Plan and certain tax effects of participation in the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan, which is attached hereto as Exhibit B and incorporated herein. To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern. Capitalized terms that are used but not defined in this summary have the meanings given to them in the Plan.

Description of The Plan

Purpose. The purpose of the Plan is to attract and retain highly qualified employees, to obtain from each the best possible performance, and to underscore the importance to such employees of achieving particular business objectives. The Plan provides an essential component of the total compensation package offered to key employees. See "Compensation Discussion and Analysis" beginning on page 24.

Plan Administration. The Plan will be administered by the Management Development and Compensation Committee of the Board of Directors (the "Committee"). The Committee has authority to interpret the Plan; to prescribe, amend and rescind rules and procedures relating to the Plan; and to make all determinations, and to formulate such procedures, as it deems necessary or advisable for the administration of the Plan.

Incentive Compensation Awards. The Plan provides that Incentive Compensation Awards may be made to Corporate Officers selected by the Committee and to Senior Executive Employees (other than Corporate Officers) and Executive Employees selected by the Chief Executive Officer, subject to certain aggregate and individual amount limitations applicable to each Performance Period.

Incentive Compensation Awards made to Senior Executive Employees for any Performance Period may not exceed, in the aggregate, 2% of Honeywell's Consolidated Earnings for such Performance Period (the "Maximum Amount") and Incentive Compensation Awards made to Executive Employees for any Performance Period may not exceed, in the aggregate, an amount as determined by the Committee from time to time. The maximum Incentive Compensation Award payable to any individual with respect to any Performance Period (the "Maximum Individual Award") is 0.4% of Consolidated Earnings for any individual who is the Chief Executive Officer during any part of such Performance Period and 0.2% of Consolidated Earnings for any other Employee.

The amounts of individual Incentive Compensation Awards to Senior Executive Employees will be determined by the Committee; provided, however, the Committee may delegate its authority to determine Incentive Compensation Awards to Senior Executive Employees (other than Corporate Officers) to the Chief Executive Officer. The amounts of individual Incentive Compensation Awards to Executive Employees will be determined by the Chief Executive Officer. All such determinations shall be made in accordance with the following formula. If the performance goal of attaining positive Consolidated Earnings for the Performance Period is obtained, then the Incentive Compensation Award payable to an individual who is the Chief Executive Officer during any part of the Performance Period shall be equal to 0.4% of Consolidated Earnings and the Incentive Compensation Award payable to any other Employee shall be equal to 0.2% of Consolidated Earnings. The Committee has the discretion to reduce the amount of the Incentive Compensation Award actually paid to any Employee to less than the 0.4% or 0.2% of Consolidated Earnings otherwise due and the Chief Executive Officer has the discretion to reduce the amount of the Incentive Compensation Award actually paid to any Executive Employee and Senior Executive Employee (to the extent the Committee has delegated its authority to determine Incentive Compensation Awards to the Chief Executive Officer) to less than the 0.2% of Consolidated Earnings otherwise due. The Committee has exercised such discretion in each year in the past that the Plan has been in effect.

Incentive Compensation Awards are paid in full as soon as practicable following the end of the Performance Period and the certification by the Committee of the attainment of the performance goal, but in no case later than the 15th day of the third month following the end of the Honeywell fiscal year in which the Performance Period ended.

Corporate Transactions. If a Change in Control (as defined in the Plan) occurs during any Performance Period, Employees shall be entitled to an Incentive Compensation Award based on the Committee's good faith estimates of the Company's actual performance for the portion of the Performance Period that ends on the date of the Change in Control. Payment of such Incentive Compensation Awards shall be made at such time as the Plan would normally pay Incentive Compensation Awards (but no later than the 15th day of the third month following the end of the Honeywell fiscal year in which the Change in Control occurred), subject to the employee being either actively employed on the payment date or having been involuntarily terminated other than for Cause or terminated for Good Reason after the Change in Control date but before the payment date.

Amendment and Termination. The Board of Directors and the Committee each have the right at any time to amend, suspend, discontinue or terminate the Plan; provided that no such action shall be effective without approval by the shareowners of Honeywell to the extent such approval is necessary to comply with applicable laws. No amendment of the Plan shall annul or diminish an Incentive Compensation Award already made to an Employee under the Plan without such Employee's consent. In the event that a Change in Control occurs, the Plan shall terminate automatically as of the date of the Change in Control.

Federal Income Taxes

With certain exceptions, Section 162(m) of the Code limits Honeywell's deduction for compensation in excess of $1 million paid to "covered employees." Compensation paid to covered employees is not subject to the deduction limitation, however, if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Honeywell will generally design any Incentive Compensation Awards granted to Senior Executive Employees (a group which includes all employees of the Company who are or may become "covered employees" within the meaning of Section 162(m) of the Code) under the Plan to meet the requirements of "qualified performance-based compensation" in order to be deductible by Honeywell for federal income tax purposes.

The Plan is intended to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder, and the provisions of the Plan shall be interpreted in a manner that satisfies such requirements, to the extent permitted by law. Incentive Compensation Awards granted under the Plan are intended to be excluded from coverage under Section 409A of the Code by reason of their qualification as "short-term deferrals" within the meaning of Treasury Regulation Section 1.409A-1(b)(4), unless, and only to the extent that, a deferral election is made pursuant to the Plan.

An Employee will not recognize any income at the time of the grant to the Employee of an Incentive Compensation Award. The Employee will recognize income at the time that cash is paid to the Employee pursuant to an Incentive Compensation Award, in the amount paid. Payroll taxes will be required to be withheld at that time. Honeywell will be entitled to a tax deduction in the same amount as the Employee recognizes income.

New Plan Benefits

As of the date of this proxy statement, no Incentive Compensation Awards have been made under the Plan for 2011 or thereafter. The amount of Incentive Compensation Awards to be made under the Plan is not presently determinable.

The Board of Directors unanimously recommends for a vote FOR the approval of the Honeywell International Inc. Incentive Compensation Plan for Executive Employees, Amended and Restated Effective as of January 1, 2011.

SHAREOWNER PROPOSALS

Shareowners have given Honeywell notice of their intention to introduce the following proposals for consideration and action by the shareowners at the Annual Meeting. The respective proponents have provided the proposed resolutions and accompanying statements and Honeywell is not responsible for any inaccuracies contained therein. **For the reasons stated below, the Board of Directors unanimously recommends a vote AGAINST each of these proposals.**

Proposal No. 7: SHAREHOLDER ACTION BY WRITTEN CONSENT

This proposal has been submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278 (the beneficial owner of 100 shares of Common Stock).

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with $13 million for CEO David Cote.

The Corporate Library said our company boosted grant levels of stock options and restricted stock units (RSUs). CEO Cote received a mega-grant of 650,000 stock options in 2008 with an exercise price of $58.48, but in 2009, he received 950,000 stock options at an exercise price of only $28.35.

Clearly, Mr. Cote stands to benefit greatly as the market continues its gradual ascent since late 2008. Indeed, by the time our stock rebounded (along with the market) to $45, Mr. Cote already had $16 million of notional profit embedded in the award less than 14 months from the date of the grant. This was not pay for performance. Also, he already owned 5,214,700 exercisable options. Market priced stock options may provide monetary rewards due to a rising market alone, regardless of our company's performance.

Furthermore, additional payments included 150,000 time-based restricted stock units that vest after only three years. The company intended to reinstitute a Growth Plan and an incentive compensation plan in 2010. Considering that Mr. Cote earned $17.5 million in 2008 pursuant to these plans—despite missing performance targets—The Corporate Library hoped such high levels of executive pay won't unnecessarily return in 2010.

Additionally there were generous perks for Mr. Cote such as personal use of corporate aircraft, home security and tax reimbursements as well as more than $29 million in accumulated pension benefits.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent in order to initiate improved governance and performance: Yes on 7.

Board of Directors' Recommendation—The Board of Directors unanimously recommends that the shareowners vote AGAINST this proposal for the following reasons:

The Board believes that adoption of this proposal regarding shareowner action by written consent is unnecessary in light of the ability of shareowners to call special meetings and that adoption of the proposal would not be in the best interests of shareowners.

Shareowners have the right to call special meetings of shareowners if certain ownership and disclosure requirements are met. These requirements guard against the exertion of undue influence by individual shareowners in pursuit of special interests that may be inconsistent with the long-term best interests of the

Company and shareowners in general. The Board believes that this approach strikes the right balance between the rights of shareowners to have a voice in driving the Company's governance, on the one hand, and protecting against abusive actions that may disrupt the effective management of the Company and be detrimental to shareowner interests, on the other. Conversely, the written consent procedure may not provide all shareowners with the same rights or adequate procedural protections, particularly with respect to having a sufficient time to review or vote upon a proposed action.

Moreover, the prohibition against shareowner action by written consent is designed to encourage a party making an unsolicited bid for Honeywell to negotiate with the Board to reach terms that are fair and in the best interests of all Honeywell shareowners. The Board weighs diligently and thoroughly the merits of takeover offers and is in the best position to evaluate the adequacy and fairness of such offers, to negotiate on behalf of all shareowners, and to protect shareowners from abusive tactics during a takeover process. The ability of shareowners to approve the sale of the Company via written consent can result in shareowners receiving less value than that to which they might otherwise receive as the Board may not have an opportunity to assess proposed actions or seek higher-value alternatives. Shareowners could also use a consent solicitation to remove and replace directors and effectively assume control without having to pay a control premium to shareowners. The Board believes that the prohibition against shareowner action by written consent is a critical tool in that setting that helps protect and increase shareowner value.

The Board believes that the need for adoption of this proposal should be evaluated in the context of the Company's overall corporate governance. The accountability of directors to the Company's shareowners has been enhanced through the declassification of the Board (resulting in the annual election of the directors) and the adoption of majority voting in the election of directors. The Company has also eliminated the supermajority voting provisions contained in its Amended and Restated Certificate of Incorporation and By-laws, amended its By-laws to provide for shareowner approval of poison pills, and amended its Corporate Governance Guidelines to provide for the recoupment of incentive compensation in the event of a significant restatement. In addition, in 2010, the Company amended its Restated Certificate of Incorporation and By-laws to allow for holders of at least 20% of the outstanding stock (excluding derivatives) of the Company to call a special meeting of shareowners. The Company also voluntarily presented an advisory vote on executive compensation at last year's Annual Meeting that received support of over 95% of votes cast.

Given the actions that Honeywell has taken over the last several years and is currently taking to protect shareowner value, increase shareowner rights and ensure director accountability, the Board believes that adoption of this proposal would not add significant value to the Company's growth or performance or to shareowners' interests and instead would have the detrimental effect of providing the means for short-term or individual shareowners to act in their own self interest by advocating proposals that neither enhance shareowner value nor advance the interests of shareowners as a whole.

For the reasons stated above, your Board of Directors unanimously recommends a vote AGAINST this proposal.

Proposal No. 8: SPECIAL SHAREOWNER MEETINGS

This proposal has been submitted by June Kreutzer and Cathy Snyder, 54 Argyle Place, Orchard Park, New York 14127 (the owner of 310 shares of Common Stock).

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring—when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Chairman, David Cote, with $29 million in accumulated pension benefits, was on the JPMorgan Board rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library was critical of the JPMorgan Board because there were three active CEOs [including Mr. Cote] who may not have the requisite time to devote to their board duties. Mr. Cote nonetheless supposedly had time for two JPMorgan Board Committees. Michael Wright received our highest negative votes and served on our Audit Committee and Nomination Committees.

We had no shareholder right to an independence Board Chairman, a lead director, to use cumulative voting or to act by written consent. Plus we gave 48%-support to a 2010 shareholder proposal for an independent board chairman.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings—Yes on 8.

Board of Directors' Recommendation—The Board of Directors unanimously recommends that shareowners vote AGAINST this proposal for the following reasons:

Honeywell's Amended and Restated Certificate of Incorporation currently provides that special meetings of shareowners may be called by the CEO, a majority of the Board of Directors or the holders of 20% or more of the outstanding shares of Honeywell Common Stock (excluding derivatives). This ownership threshold was implemented through action supported by over 95% of the votes cast at the Company's 2010 Annual Meeting of Shareowners.

While this minimum ownership threshold is not as low as that sought in this shareowner proposal (10%), the Board believes that the 20% threshold strikes an appropriate balance between enhancing shareowner rights and not providing a mechanism for individual shareowners to pursue special interests that are not in the best interests of the Company and its shareowners in general. The proposed threshold is also consistent with the proposition that special meetings should be limited to extraordinary matters and/or significant strategic concerns that require attention prior to the next annual meeting. The exclusion of derivative securities from the determination of satisfaction of the prescribed ownership threshold will ensure that the shareowners seeking to call a special meeting have a true economic interest in the Company.

The Board also believes that the ownership threshold should be evaluated in light of the Company's overall corporate governance and the practices of other comparable companies. The accountability of directors to the Company's shareowners has been enhanced through the declassification of the Board (resulting in annual election of all directors) and the adoption of majority voting in the election of directors. The Company has also eliminated the supermajority voting provisions contained in its Certificate of Incorporation and By-laws, amended its By-laws to provide for shareowner approval of poison pills, and provided for the recoupment of incentive compensation in the event of a significant restatement. The Company also voluntarily presented an advisory vote on executive compensation at last year's Annual Meeting that received the support of over 95% of the votes cast. Over half of the S&P 500 companies do not permit shareowners to call special meetings and approximately 70% of the ones that do have prescribed minimum ownership thresholds of 25% or more.

The Board also wishes to clarify that it could not unilaterally implement this proposal. The affirmative vote of shareowners holding at least a majority of the shares of Common Stock issued and outstanding as of the record date would be required to approve the necessary amendment to the Company's Amended and Restated Certificate of Incorporation.

For the reasons stated above, your Board of Directors unanimously recommends a vote AGAINST this proposal.

OTHER INFORMATION

Shareowner Proposals for 2012 Annual Meeting

- In order for a shareowner proposal to be considered for inclusion in Honeywell's proxy statement for the 2012 Annual Meeting pursuant to Rule 14a-8 of the SEC, the proposal must be received at the Company's offices no later than the close of business on November 11, 2011. Proposals submitted thereafter will be opposed as not timely filed.
- If a shareowner intends to present a proposal for consideration at the 2012 Annual Meeting outside the processes of SEC Rule 14a-8, Honeywell must receive notice of such proposal not earlier than December 27, 2011 and not later than January 26, 2012. Otherwise the proposal will be considered untimely under Honeywell's By-laws. The notice must contain a brief description of the proposal, the reasons for conducting such business, the name and address of the shareowner and the number of shares of Honeywell's common stock the shareowner beneficially owns, and any material interest of the shareowner in such business, all as provided in Honeywell's By-laws. If this information is not supplied as provided in Honeywell's By-laws, the proposal will not be considered at the 2012 Annual Meeting. In addition, Honeywell's proxies will have discretionary voting authority on any vote with respect to such proposal, if presented at the meeting, without including information regarding the proposal in its proxy materials.

Any shareowner who wishes to submit a shareowner proposal should send it to the Vice President and Corporate Secretary, Honeywell, 101 Columbia Road, Morris Township, New Jersey 07962.

Director Nominations

Honeywell's By-laws provide that any shareowner of record entitled to vote at the Annual Meeting who intends to make a nomination for director, must notify the Corporate Secretary of Honeywell in writing not more than 120 days and not less than 90 days prior to the first anniversary of the preceding year's annual meeting. The notice must meet other requirements contained in the By-laws, a copy of which can be obtained from the Corporate Secretary of Honeywell at the address set forth above.

Expenses of Solicitation

Honeywell pays the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited by Honeywell officers and employees by telephone or other means of communication. Honeywell pays all costs of solicitation, including certain expenses of brokers and nominees who mail proxy material to their customers or principals. In addition, Georgeson & Company Inc. has been retained to assist in the solicitation of proxies for the 2011 Annual Meeting of Shareowners at a fee of approximately $12,500 plus associated costs and expenses.

By Order of the Board of Directors,



Thomas F. Larkins
Vice President and Corporate Secretary

March 10, 2011

EXHIBIT A

2011 STOCK INCENTIVE PLAN
OF
HONEYWELL INTERNATIONAL INC.
AND ITS AFFILIATES

ARTICLE I
ESTABLISHMENT AND PURPOSE

1.1 ***Purpose.*** The purpose of this 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "Plan") is to enable Honeywell International Inc. (the "Company") to achieve superior financial performance, as reflected in the performance of its Common Stock and other key financial or operating indicators by (i) providing incentives and rewards to certain Employees who are in a position to contribute materially to the success and long-term objectives of the Company, (ii) aiding in the recruitment and retention of Employees of exceptional ability, (iii) providing Employees an opportunity to acquire or expand equity interests in the Company, and (iv) promoting the growth and success of the Company's business by aligning the financial interests of Employees with that of the other shareowners of the Company. Towards these objectives, the Plan provides for the grant of Stock Options, Stock Appreciation Rights, Performance Awards, Restricted Units, Restricted Stock, Other Stock-Based Awards and Cash-Based Awards.

1.2 ***Effective Date; Shareowner Approval.*** The Plan is effective as of April 26, 2011, subject to the approval of the Plan by the Company's shareowners at the Company's 2011 Annual Meeting of Shareowners in a manner that satisfies the requirements of the General Corporation Law of the State of Delaware and the rules of the New York Stock Exchange.

ARTICLE II
DEFINITIONS

For purposes of the Plan, the following terms have the following meanings:

2.1 ***"1933 Act"*** means the Securities Act of 1933, as amended.

2.2 ***"Affiliate"*** means (i) any subsidiary of the Company of which at least 50 percent of the aggregate outstanding voting common stock or capital stock is owned directly or indirectly by the Company, (ii) any other parent of a subsidiary described in clause (i), or (iii) any other entity in which the Company has a substantial ownership interest and which has been designated as an Affiliate by the Committee in its sole discretion.

2.3 ***"Award"*** means any form of incentive or performance award granted under the Plan, whether singly or in combination, to a Participant by the Committee pursuant to any terms and conditions that the Committee may establish and set forth in the applicable Award Agreement. Awards granted under the Plan may consist of: (a) ***"Stock Options"*** awarded pursuant to Section 4.3; (b) ***"Stock Appreciation Rights"*** awarded pursuant to Section 4.3; (c) ***"Performance Awards"*** awarded pursuant to Section 4.4; (d) ***"Restricted Units"*** awarded pursuant to Section 4.5; (e) ***"Restricted Stock"*** awarded pursuant to Section 4.5; and (f) ***"Other Stock-Based Awards"*** awarded pursuant to Section 4.6.

2.4 ***"Award Agreement"*** means the document issued, either in writing or an electronic medium, by the Committee to a Participant evidencing the grant of an Award.

2.5 ***"Board"*** means the Board of Directors of the Company.

2.6 ***"Cash-Based Award"*** means a Performance Award other than a Stock Option, Stock Appreciation Right, Restricted Units, Restricted Stock, Other Stock-Based Award or Growth Plan Unit.

2.7 ***"Cause"*** has the meaning set forth in the severance plan of the Company applicable to the Participant or, if the Participant is not covered under such a plan, the meaning set forth in the Severance Pay Plan for Designated Employees of Honeywell International Inc. (Career Bands 1-4) as in effect at the time of the relevant Termination of Employment. Cause will be determined by the Committee for Reporting Persons or by the Company for all other Participants, in its sole and absolute discretion.

2.8 ***"Change in Control"*** means (i) any one person, or more than one person acting as a group (as defined under U.S. Department of Treasury Regulation ("Treasury Regulation") Ï 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; or (ii) any one person, or more than one person acting as a group (as defined under Treasury Regulation Ï 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30 percent or more of the total voting power of the stock of the Company; or (iii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (iv) any one person, or more than one person acting as a group (as defined in Treasury Regulation Ï 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company and its subsidiaries on a consolidated basis that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company and its subsidiaries on a consolidated basis immediately before such acquisition or acquisitions. For purposes of clause (iv), gross fair market value means the value of the assets of the Company and its subsidiaries on a consolidated basis, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. The foregoing clauses (i) through (iv) shall be interpreted in a manner that is consistent with the Treasury Regulations promulgated pursuant to Section 409A of the Code so that all, and only, such transactions or events that could qualify as a "change in control event" within the meaning of Treasury Regulation Ï1.409A-3(i)(5)(i) will be deemed to be a Change in Control for purposes of this Plan.

2.9 ***"Code"*** means the Internal Revenue Code of 1986, as amended.

2.10 ***"Committee"*** means the Management Development and Compensation Committee of the Board or any successor committee or subcommittee of the Board or other committee or subcommittee designated by the Board, which committee or subcommittee is comprised solely of two or more persons who are outside directors within the meaning of Section 162(m)(4)(C)(i) of the Code and the applicable regulations and Non-Employee Directors within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

2.11 ***"Common Stock"*** means the common stock of the Company.

2.12 ***"Company"*** means Honeywell International Inc.

2.13 ***"Disabled"*** or ***"Disability"*** shall, with respect to a Participant, have the meanings assigned to such terms under the long-term disability plan maintained by the Company or any of its Affiliates in which such Participant is covered at the time the determination is made, and if there is no such plan, then will mean the permanent inability as a result of accident or sickness to perform any and every duty pertaining to such Participant's occupation or employment for which the Participant is suited by reason of the Participant's previous training, education and experience; provided that, to the extent an award subject to Section 409A of the Code shall become payable upon a Participant's Disability, a Disability shall not be deemed to have occurred for such purposes unless the circumstances would also result in a "disability" within the meaning of Section 409A of the Code.

2.14 ***"Dividend Equivalent"*** means an amount equal to the cash dividend or the Fair Market Value of the stock dividend that would be paid on each Share underlying an Award if the Share were duly issued and outstanding on the date on which the dividend is payable.

2.15 ***"Early Retirement"*** means the Termination of Employment on or after attainment of age 55 with 10 years of service, other than on account of an involuntary Termination of Employment for Cause, as determined in its sole discretion by the Committee for Reporting Persons or by the Company for all other Participants. For purposes of this Section 2.15, "years of service" is determined using the Participant's most-recent adjusted service date, as reflected at the Participant's Termination of Employment in the Company's records.

2.16 ***"Employee"*** means any individual who performs services as an employee of the Company or an Affiliate. ***"Employee"*** does not include any leased employees.

2.17 ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

2.18 ***"Exercise Price"*** means the price of a Share, as fixed by the Committee, which may be purchased under a Stock Option or with respect to which the amount of any payment pursuant to a Stock Appreciation Right is determined.

2.19 ***"Fair Market Value"*** means the average (mean) of the highest and lowest sales prices of a Share, as reported on the New York Stock Exchange (or any other reporting system selected by the Committee, in its sole discretion) on the date as of which the determination is being made or, if no sale of Shares is reported on this date, on the most recent preceding day on which there were sales of Shares reported.

2.20 ***"Full Retirement"*** means the Termination of Employment on or after attainment of age 60 with 10 years of service, other than on account of an involuntary Termination of Employment for Cause, as determined in its sole discretion by the Committee for Reporting Persons or by the Company for all other Participants. For purposes of this Section 2.20, "years of service" is determined using the Participant's most-recent adjusted service date, as reflected at the Participant's Termination of Employment in the Company's records.

2.21 ***"GAAP"*** means U.S. generally accepted accounting principles.

2.22 ***"Growth Plan Unit"*** means a Performance Award denominated in Units.

2.23 ***"Incentive Stock Option"*** means a Stock Option granted under Section 4.3 of the Plan that meets the requirements of Section 422 of the Code and any related regulations and is designated by the Committee in the Award Agreement to be an Incentive Stock Option.

2.24 ***"Non-Employee Director"*** means any member of the Board, elected or appointed, who is not an Employee of the Company or an Affiliate. An individual who is elected to the Board at an annual meeting of the shareowners of the Company will be deemed to be a member of the Board as of the date of the meeting.

2.25 ***"Nonqualified Stock Option"*** means any Stock Option granted under Section 4.3 of the Plan that is not an Incentive Stock Option.

2.26 ***"Participant"*** means an Employee who has been granted an Award under the Plan.

2.27 ***"Performance Award"*** means an Award granted under Section 4.4 of the Plan, the payment of which is conditioned on the attainment of one or more Performance Measures.

2.28 ***"Performance Cycle"*** means, with respect to any Award that vests or is earned based on Performance Measures, a period of at least one year, unless otherwise specified by the Committee, over which the level of attainment of performance of a Performance Measure will be determined.

2.29 ***"Performance Measure"*** means, with respect to any Performance Award, the business criteria selected by the Committee to measure the level of performance of the Company and/or a business unit, segment, division or subsidiary of the Company during the Performance Cycle. The Committee may select as the Performance Measure for a Performance Cycle any one or combination of the following measures, separately or in relation to each other, or relative to a selected comparator group, as interpreted by the Committee, which (to the extent applicable) will be determined in accordance with GAAP: (a) Sales (or any component of sales); (b) Operating income; (c) Net income; (d) Earnings per Share; (e) Return on equity; (f) Cash flow (including operating cash flow, free cash flow, cash flow yield and/or cash flow conversion); (g) Cash flow per Share; (h) Return on invested capital; (i) Return on investments; (j) Return on assets; (k) Economic value added (or an equivalent metric, as determined by the Committee); (l) Share price; (m) Total shareowner return; (n) Cost and expense reduction; (o) Working capital (or working capital turns or days), (p) Segment operating margin, or (q) Segment operating income.

Performance Measures may be measured before or after taking taxes, interest, depreciation, amortization, extraordinary expenses, and/or pension-related expense or income into consideration, in the discretion of the Committee.

In determining attainment of Performance Measures, the Committee will exclude unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), discontinued operations, extraordinary items and the cumulative effect of changes in accounting treatment, and may determine no later than ninety (90) days after the commencement of any applicable Performance Cycle to exclude other items, each determined in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management.

2.30 ***"Potential Change in Control Period"*** is deemed to commence at the time of the earliest of the following events to occur: (i) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control or otherwise result in an acceleration of the vesting of the Awards (except by virtue of the Participant's Full Retirement, death or Disability); (ii) the Company or any person or group publicly announces an intention to take or to consider taking actions that, if consummated, would constitute a Change in Control or otherwise result in an acceleration of the vesting of the Awards (except by virtue of the Participant's Full Retirement, death or Disability); (iii) any person or group (other than the Company, any subsidiary of the

Company or any savings, pension or other benefit plan for the benefit of employees of the Company or its subsidiaries) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 15 percent or more of either the then outstanding Shares or the combined voting power of the Company's then outstanding securities (not including in the securities beneficially owned by such person or group any securities acquired directly from the Company or its Affiliates); or (iv) the Board adopts a resolution to the effect that, for purposes of the Plan, a Potential Change in Control Period has commenced. The Potential Change in Control Period is deemed to continue until the earlier of (a) the date on which an acceleration of vesting is deemed to occur (except by virtue of the Participant's Full Retirement, death or Disability), or (b) the adoption by the Board of a resolution stating that, for purposes of the Plan, the Potential Change in Control Period has expired.

2.31 ***"Reporting Person"*** means an Employee who is subject to the reporting requirements of Section 16(a) the Exchange Act.

2.32 ***"Restricted Stock"*** means Shares issued pursuant to Section 4.5 that are subject to any restrictions that the Committee, in its discretion, may impose.

2.33 ***"Restricted Unit"*** means a Unit granted under Section 4.5 to acquire Shares or an equivalent amount in cash, which Unit is subject to any restrictions that the Committee, in its discretion, may impose.

2.34 ***"Share"*** means a share of Common Stock.

2.35 ***"Stock Appreciation Right"*** means a right granted under Section 4.3 to an amount in cash or Shares equal to any increase in the Fair Market Value of the Shares between the date on which the Stock Appreciation Right is granted and the date on which the right is exercised.

2.36 ***"Other Stock-Based Award"*** means an Award granted under Section 4.6 and denominated in Shares.

2.37 ***"Stock Option"*** means a right granted under Section 4.3 to purchase from the Company a stated number of Shares at a specified price that is equal to or greater than the Fair Market Value of a Share on the date of grant, subject to adjustment as provided in Section 5.3. Stock Options awarded under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options.

2.38 ***"Target Amount"*** means the amount of Growth Plan Units or the amount of cash in respect of a Cash-Based Award that will be paid if the Performance Measure is met at the 100% level, as determined by the Committee.

2.39 ***"Target Vesting Percentage"*** means the percentage of Performance Awards that will vest or become exercisable if the Performance Measure is met at the 100% level, as determined by the Committee.

2.40 ***"Termination of Employment"*** means the date of cessation of an Employee's employment relationship with the Company or any Affiliate for any reason, with or without Cause, as determined by the Company. Except as otherwise provided in an Award Agreement, (a) termination of employment shall be determined without regard to statutory or contractual notice periods for termination of employment, dismissal, redundancy, and similar events, and (b) if an Employee's employment is terminated under circumstances that entitle the Employee to severance benefits pursuant to any applicable severance plan of the Company or an Affiliate in which the Employee participates, the Employee's employment relationship with the Company or an Affiliate will cease on the day prior to the date that severance benefits become payable under the terms of the applicable severance plan without regard to any delay in payment required by Section 409A of the Code. Notwithstanding the foregoing, (a) if an Affiliate ceases to be an Affiliate while an Award granted to an Employee of that Affiliate is outstanding, the Committee may, in its discretion, deem such Employee to have a Termination of Employment on the date the Affiliate ceases to be an Affiliate or on a later date specified by the Committee; (b) the Committee shall make any determination described in clause (a) before or not more than a reasonable period after the date the Affiliate ceases to be an Affiliate; and (c) each Employee's Termination of Employment shall be treated as an involuntary termination not for Cause. For purposes of clarification, any non-qualified deferred compensation (within the meaning of Section 409A of the Code) payable to the Employee upon a Termination of Employment pursuant to the terms and conditions of this Plan shall be paid to the Employee upon a "separation from service", as determined in accordance with Section 409A of the Code.

2.41 ***"Unit"*** means, for purposes of Growth Plan Units, the potential right to an Award equal to US$100 (or such amount of other monetary currency as the Committee shall determine) and, for purposes of Restricted Units, the potential right to acquire one Share.

ARTICLE III
ADMINISTRATION

3.1 ***The Committee.*** The Plan will be administered by the Committee.

3.2 ***Authority of the Committee.*** The Committee will have authority, in its sole and absolute discretion and subject to the terms of the Plan, to (i) interpret the Plan; (ii) prescribe the rules and regulations that it deems necessary for the proper operation and administration of the Plan, and amend or rescind any existing rules or regulations relating to the Plan; (iii) select Employees to receive Awards under the Plan; (iv) determine the form of Awards, the number of Shares subject to each Award, all the terms and conditions of an Award including, without limitation, the conditions on exercise or vesting, the designation of Stock Options as Incentive Stock Options or Nonqualified Stock Options and the terms of Award Agreements; (v) determine whether Awards will be granted singly, in combination or in tandem; (vi) establish and administer Performance Measures in connection with Performance Awards, and certify the level of performance attained with respect to Performance Measures; (vii) waive or amend any terms, conditions, restrictions or limitations on an Award, except that (A) the prohibition on the repricing of Stock Options and Stock Appreciation Rights, as described in Section 4.3(g), may not be waived, (B) the terms and conditions of Awards to Reporting Persons cannot be modified, amended or waived other than on account of death, Disability, retirement, Change in Control, Termination of Employment in connection with a business transfer or involuntary Termination of Employment not for Cause, and (C) Awards to Employees who are not Reporting Persons, the terms and conditions of which are modified, amended or waived, relate to no more than 5 percent of the number of Shares available under the Plan as of April 26, 2011, subject to adjustment in accordance with Section 5.3; (viii) in accordance with Article V, make any adjustments to the Plan (including but not limited to adjustment of the number of Shares available under the Plan or any Award) and any Award granted under the Plan that may be appropriate; (ix) provide for the deferred payment of Awards and the extent to which payment will be credited with Dividend Equivalents; (x) determine whether Awards may be transferable to family members, a family trust, a family partnership or otherwise; (xi) establish any provisions that the Committee may determine to be necessary in order to implement and administer the Plan in foreign countries; and (xii) take any and all other actions it deems necessary or advisable for the proper operation or administration of the Plan.

3.3 ***Effect of Determinations.*** All determinations of the Committee will be final, binding and conclusive on all persons having an interest in the Plan.

3.4 ***Delegation of Authority.*** The Committee, in its discretion and consistent with applicable law and regulations, may delegate its authority and duties under the Plan to the Chief Executive Officer of the Company or any other individual or committee as it deems to be advisable, under any conditions and subject to any limitations that the Committee may establish. Only the Committee, however, will have authority to grant and administer Awards to Reporting Persons, to establish and certify Performance Measures and to grant and administer Awards to any delegate of the Committee with respect to the Plan.

3.5 ***Employment of Advisors.*** The Committee may employ attorneys, consultants, accountants and other advisors, and the Committee, the Company and the officers and directors of the Company may rely upon the advice, opinions or valuations of the advisors employed.

3.6 ***No Liability.*** No member of the Committee, nor any person acting as a delegate of the Committee with respect to the Plan, will be liable for any losses resulting from any action, interpretation or construction made in good faith with respect to the Plan or any Award granted under the Plan.

ARTICLE IV
AWARDS

4.1 ***Eligibility.*** All Employees are eligible to receive Awards granted under the Plan, except as otherwise provided in this Article IV.

4.2 ***Form of Awards.*** Awards will be in the form determined by the Committee, in its discretion, and will be evidenced by an Award Agreement. Awards may be granted singly or in combination or in tandem with other Awards.

4.3 ***Stock Options and Stock Appreciation Rights.*** The Committee may grant Stock Options and Stock Appreciation Rights under the Plan to those Employees whom the Committee may from time to time select, in the amounts and pursuant to the other terms and conditions that the Committee, in its discretion, may determine and set forth in the Award Agreement, subject to the provisions below:

(a) *Form.* Stock Options granted under the Plan will, at the discretion of the Committee and as set forth in the Award Agreement, be in the form of Incentive Stock Options, Nonqualified Stock Options or a combination of the two. If an Incentive Stock Option and a Nonqualified Stock Option are granted to the same Participant under the Plan at the same time, the form of each will be clearly identified, and they will be deemed to have been granted in separate grants. In no event will the exercise of one Award affect the right to exercise the other Award. Stock Appreciation Rights may be granted either alone or in connection with concurrently or previously issued Nonqualified Stock Options.

(b) *Exercise Price.* The Committee will set the Exercise Price of Stock Options or Stock Appreciation Rights granted under the Plan at a price that is equal to or greater than the Fair Market Value of a Share on the date of grant, subject to adjustment as provided in Section 5.3. The Exercise Price of Incentive Stock Options, however, will be equal to or greater than 110 percent of the Fair Market Value of a Share on the date of grant if the Participant receiving the Stock Options owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any subsidiary or parent corporation of the Company, as defined in Section 424 of the Code. The Exercise Price of a Stock Appreciation Right granted in tandem with a Stock Option will be equal to the Exercise Price of the related Stock Option. The Committee will set forth the Exercise Price of a Stock Option or Stock Appreciation Right in the Award Agreement.

(c) *Term and Timing of Exercise:* Stock Options and Stock Appreciation Rights will lapse not later than 10 years after the date of grant, as determined by the Committee at the time of grant. Except as otherwise provided in an Award Agreement, each Stock Option or Stock Appreciation Right granted under the Plan will be exercisable in whole or in part, subject to the following conditions:

(i) The Committee will determine and set forth in the Award Agreement the date on which any Award of Stock Options or Stock Appreciation Rights to a Participant may first be exercised; provided, however, that, except for Stock Options and Stock Appreciation Rights granted as Performance Awards and except as provided in Section 5.1, such Award shall not become fully vested for at least three years following the date of grant.

(ii) A Stock Appreciation Right granted in tandem with a Stock Option is subject to the same terms and conditions as the related Stock Option and will be exercisable only to the extent that the related Stock Option is exercisable.

(iii) Stock Options and Stock Appreciation Rights will vest and remain exercisable as follows, subject to the terms determined by the Committee, subsection (e) and paragraph (c) (v) and Section 5.4:

Event	Vesting	Exercise Period for Vested Awards
Death	Immediate vesting as of death	Expires earlier of (i) original expiration date, or (ii) 3 years after death.
Disability	Immediate vesting as of incurrence of Disability	Expires earlier of (i) original expiration date, or (ii) 3 years after Disability.
Full Retirement	Unvested Awards forfeited as of Full Retirement	Expires earlier of (i) original expiration date, or (ii) 3 years after retirement.
Early Retirement	Unvested Awards forfeited as of Early Retirement	Expires earlier of (i) original expiration date, or (ii) 3 years after retirement.
Voluntary Termination of Employment	Unvested Awards forfeited as of Termination of Employment	Expires earlier of (i) original expiration date, or (ii) 30 days after termination.
Involuntary Termination of Employment not for Cause	Unvested Awards forfeited as of Termination of Employment	Expires earlier of (i) original expiration date, or (ii) 1 year after termination.
Involuntary Termination of Employment for Cause	Unvested Awards forfeited as of Termination of Employment	Vested Awards immediately cancelled.

(iv) Stock Options and Stock Appreciation Rights of a deceased Participant may be exercised only by the estate of the Participant or by the person given authority to exercise the Stock Options or Stock Appreciation Rights by the Participant's will or by operation of law. If a Stock Option or Stock Appreciation Right is exercised by the executor or administrator of a deceased Participant, or by the person or persons to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or the applicable laws of descent and distribution, the Company will be under no obligation to deliver Shares or cash until the Company is satisfied that the person exercising the Stock Option or Stock Appreciation Right is the duly appointed executor or administrator of the deceased Participant or the person to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or by applicable laws of descent and distribution.

(d) *Payment of Exercise Price.* The Exercise Price of a Stock Option must be paid in full when the Stock Option is exercised. Stock certificates will be registered and delivered only upon receipt of payment. Payment of the Exercise Price may be made in cash or by certified check, bank draft, wire transfer, or postal or express money order. No portion of the Exercise Price of a Stock Option may be paid from the proceeds of a loan of cash from the Company to the Participant. In addition, unless the Committee determines otherwise, payment of all or a portion of the Exercise Price may be made by:

(i) Delivering a properly executed exercise notice to the Company or its agent, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds with respect to the portion of the Shares to be acquired having a Fair Market Value on the date of exercise equal to the sum of the applicable portion of the Exercise Price being so paid;

(ii) Tendering (actually or by attestation) to the Company previously acquired Shares that have been held by the Participant for at least six months, subject to paragraph (v), and that have a Fair Market Value on the day prior to the date of exercise equal to the applicable portion of the Exercise Price being so paid;

(iii) Instructing the Company to withhold Shares that would otherwise be issued having a Fair Market Value on the date of exercise equal to the applicable portion of the Exercise Price being so paid (provided such withholding has been expressly authorized by the Committee); or

(iv) Any combination of the methods described in paragraphs (i), (ii) and (iii).

(v) The Committee, in consideration of applicable accounting standards, may waive any holding period on Shares required to tender pursuant to paragraph (ii) or prohibit withholding pursuant to paragraph (iii).

(e) *Incentive Stock Options.* Incentive Stock Options granted under the Plan will be subject to the following additional conditions, limitations and restrictions:

(i) *Eligibility.* Incentive Stock Options may be granted only to Employees of the Company or an Affiliate that is a subsidiary or parent corporation of the Company, within the meaning of Section 424 of the Code.

(ii) *Timing of Grant.* No Incentive Stock Option will be granted under the Plan after the 10-year anniversary of the date on which the Plan is adopted by the Board or, if earlier, the date on which the Plan is approved by the Company's shareowners.

(iii) *Amount of Award.* The aggregate Fair Market Value as of the date of grant of the Shares with respect to which the Incentive Stock Options awarded to any Participant first become exercisable during any calendar year may not exceed $100,000. For purposes of this $100,000 limit, the Participant's Incentive Stock Options under this Plan and all other plans maintained by the Company and its Affiliates will be aggregated. To the extent any Incentive Stock Option would exceed the $100,000 limit, the Incentive Stock Option will afterwards be treated as a Nonqualified Stock Option for all purposes.

(iv) *Timing of Exercise.* If the Committee exercises its discretion in the Award Agreement to permit an Incentive Stock Option to be exercised by a Participant more than three months after the Participant has ceased being an Employee (or more than 12 months if the Participant is permanently and totally disabled, within the meaning of Section 22(e) of the Code), the Incentive Stock Option will afterwards be treated as a Nonqualified Stock Option for all purposes. For purposes of this paragraph (iv), an Employee's employment relationship will be treated as continuing intact while the Employee is on military leave, sick leave or another approved leave of absence if the period of leave does not exceed 90 days, or a longer period to the extent that the Employee's right to reemployment with the Company or an Affiliate is guaranteed by statute or by contract. Where the period of leave exceeds 90 days and the Employee's right to reemployment is not guaranteed by statute or contract, the employment relationship will be deemed to have ceased on the 91st day of the leave.

(v) *Transfer Restrictions.* In no event will the Committee permit an Incentive Stock Option to be transferred by a Participant other than by will or the laws of descent and distribution, and any Incentive Stock Option awarded under this Plan will be exercisable only by the Participant during the Participant's lifetime.

(f) *Exercise of Stock Appreciation Rights.* Upon exercise, Stock Appreciation Rights may be redeemed for cash or Shares or a combination of cash and Shares, in the discretion of the Committee, and as described in the Award Agreement. Cash payments will be equal to the excess of the Fair Market Value of a Share on the date of exercise over the Exercise Price, for each Share for which a Stock Appreciation Rights was exercised. If the Stock Appreciation Right is redeemed for Shares, the Participant will receive a number of whole Shares equal to the quotient of the cash payment amount divided by the Fair Market Value of a Share on the date of exercise.

(g) *Certain Prohibitions.* The following terms or actions shall not be permitted with respect to any Award of Stock Options or Stock Appreciation Rights:

(i) *No Repricing.* Except as otherwise provided in Section 5.3, in no event will the Committee decrease the Exercise Price of a Stock Option or Stock Appreciation Right after the date of grant or cancel outstanding Stock Options or Stock Appreciation Rights and grant replacement Stock Options or Stock Appreciation Rights with a lower Exercise Price than that of the replaced Stock Options or Stock Appreciation Rights or other Awards or purchase underwater Stock Options from a Participant for cash or replacement Awards without first obtaining the approval of the Company's shareowners in a manner that complies with the rules of the New York Stock Exchange.

(ii) *No Dividend Equivalents.* The Committee shall not provide for the payment of Dividend Equivalents with respect to Stock Options or Stock Appreciation Rights.

(iii) *No Reload Options.* The Committee shall not grant Stock Options or Stock Appreciation Rights that have reload features under which the exercise of a Stock Option or Stock Appreciation Right by a Participant automatically entitles the Participant to a new Stock Option or Stock Appreciation Right.

(iv) *No Additional Deferral Features.* The Committee shall not grant Stock Options or Stock Appreciation Rights that have "additional deferral features" as described in Section 409A of the Code, thereby subjecting the Stock Option or Stock Appreciation Right to the requirements of Section 409A.

4.4 ***Performance Awards.*** The Committee may grant Performance Awards to the Employees that the Committee may from time to time select, in the amounts and, subject to Section 7.14, pursuant to the terms and conditions that the Committee may determine and set forth in the Award Agreement, subject to the provisions below:

(a) *Performance Cycles.* Performance Awards will be awarded in connection with a Performance Cycle determined by the Committee; provided, however, that a Performance Cycle may be no shorter than 12 months.

(b) *Eligible Participants.* Within 90 days after the commencement of a Performance Cycle, the Committee will determine the Employees who will be eligible to receive a Performance Award for the Performance Cycle, provided, however, that the Committee may determine the eligibility of any Employee other than a Reporting Person after the expiration of this 90-day period.

(c) *Performance Measures; Targets; Award Criteria.*

(i) Within 90 days after the commencement of a Performance Cycle, the Committee will fix and establish, in writing (A) the Performance Measures that will apply to that Performance Cycle; (B) with respect to Growth Plan Units and Cash-Based Awards, the Target Amount payable to each Participant; (C) with respect to other Performance Awards, the Target Vesting Percentage for each Participant; and (D) subject to subsection (d) below, the criteria for computing the amount that will be paid or will vest with respect to each level of attained performance. The Committee will also set forth the minimum level of performance, based on objective factors, that must be attained during the Performance Cycle before any Performance Award will be paid or vest, and the percentage (not exceeding 200%) of the target Performance Award that will vest upon attainment of various levels of performance that equal or exceed the minimum required level.

(ii) The Committee may, in its discretion, select Performance Measures that measure the performance of the Company or one or more business units, segments, divisions or subsidiaries of the Company. The Committee may select Performance Measures that are absolute or relative to the performance of one or more comparable companies or an index of comparable companies.

(iii) The Committee, in its discretion, may, on a case-by-case basis, reduce, but not increase, the amount of Performance Awards payable to any Reporting Person with respect to any given Performance Cycle, provided, however, that no reduction will result in an increase in the dollar amount or number of Shares payable under any Performance Award of another Reporting Person.

(d) *Payment; Certification.* No Performance Award will vest with respect to any Reporting Person until the Committee certifies in writing the level of attainment of the applicable Performance Measures for the applicable Performance Cycle. Performance Awards awarded to Participants who are not Reporting Persons will be based on the Performance Measures and payment formulas that the Committee, in its discretion, may establish for these purposes. These Performance Measures and formulas may be the same as or different than the Performance Measures and formulas that apply to Reporting Persons.

(e) *Form of Payment.* Performance Awards may be paid in cash or full Shares, in the discretion of the Committee, subject to the terms and conditions set forth in the Award Agreement. Payment with respect to any fractional Share will be determined in accordance with Section 5.5.

(f) *Section 162(m) of the Code.* It is the intent of the Company that unless otherwise expressly stated in an Award Agreement, Performance Awards be "performance-based compensation" for purposes of Section 162(m) of the Code, that this Section 4.4 be interpreted in a manner that satisfies the applicable requirements of Section 162(m)(C) of the Code and related regulations, and that the Plan be operated so that the Company may take a full tax deduction for Performance Awards. If any provision of this Plan or any Performance Award would otherwise frustrate or conflict with this intent, the provision will be interpreted and deemed amended so as to avoid this conflict.

4.5 ***Restricted Units and Restricted Stock.*** The Committee may grant Restricted Units and Restricted Stock under the Plan to those Employees whom the Committee may from time to time select, in the amounts and, with respect to Restricted Units subject to Section 7.14, pursuant to the terms and conditions that the Committee, in its discretion, may determine and set forth in the Award Agreement, subject to the provisions below:

(a) *Grant of Restricted Units.* The Committee may grant Restricted Units to any Employee, which Units are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to, Shares. The Committee will determine, in its discretion, the terms and conditions that will apply to Restricted Units granted pursuant to this Section 4.5, including whether and how Dividend Equivalents will be credited with respect to any Award. The terms and conditions of the Restricted Units will be set forth in the applicable Award Agreement.

(b) *Grant of Restricted Stock.* As soon as practicable after Restricted Stock has been granted, certificates for all Shares of Restricted Stock will be registered in the name of the Participant and held for the Participant by the Company. The Participant will have all rights of a shareowner with respect to the Shares, including the right to vote and to receive dividends or other distributions, except that the Shares may be subject to a vesting schedule and forfeiture and, except as otherwise provided in Section 7.1, may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed until the restrictions are satisfied or lapse.

(c) *Dividends and Dividend Equivalents.* At the discretion of the Committee determined at the time of grant, dividends issued on Shares of Restricted Stock may be paid immediately or withheld and deferred in the Participant's account. In the event of a payment of dividends on Common Stock, to the extent permissible under Section 409A of the Code, the Committee may credit Restricted Units with Dividend Equivalents. Dividend Equivalents may be distributed immediately, or withheld and deferred in the Participant's account subject to a vesting schedule, or used to credit additional Restricted Units that vest on the same schedule as the underlying Restricted Units, as determined by the Committee and described in the Award Agreement. The Committee will determine any terms and conditions on deferral of Dividend Equivalents.

(d) *Vesting and Forfeiture.* The Committee may, in its discretion and as set forth in the Award Agreement, impose any restrictions on Restricted Units and/or their related Dividend Equivalents or Restricted Stock that it deems to be appropriate. The Committee has discretion to provide for an incremental lapse of restrictions or for a lapse of restrictions upon satisfaction of certain conditions. Except as otherwise provided in an Award Agreement, the Restricted Units, related Dividend Equivalents and Restricted Stock will be subject to the following vesting restrictions:

(i) *Vesting and Forfeiture.* Except for Restricted Units and Restricted Stock granted as Performance Awards and except as provided in Section 5.1, restrictions on Restricted Units and Restricted Stock will vest in full, at the discretion of the Committee, over a period of not less than three years from the date of grant. Subject to Section 5.4, if the restrictions have not lapsed or been satisfied as of the Participant's Termination of Employment, the Restricted Units or Restricted Stock will be forfeited by the Participant if the termination is for any reason other than Full Retirement, death, or Disability.

(ii) *Acceleration of Vesting.* (A) Subject to Section 5.4, all restrictions on Restricted Units, related Dividend Equivalents and Restricted Stock will lapse upon the death or Disability of the Participant, and (B) restrictions on Restricted Units, related Dividend Equivalents and Restricted Stock will lapse on a prorated basis upon the Full Retirement of the Participant in accordance with the following formula:

(a) multiplied by (b), minus (c) where

(a) equals the total number of Restricted Units originally granted to the Participant (including any additional Restricted Units attributable to Dividend Equivalents as of the Termination of Employment) or Restricted Stock, and

(b) equals the ratio of the Participant's complete years of service as an Employee of the Company or its Affiliates between the grant date and the Termination of Employment, and the number of years of service required under the Award Agreement to fully vest in all tranches of Restricted Units and related Dividend Equivalents or Restricted Stock, and

(c) equals the number of Restricted Units, related Dividend Equivalents and/or Restricted Stock that vested under the Award Agreement before the Participant's Termination of Employment.

(iii) *Legend.* To enforce any restrictions that the Committee may impose on Restricted Stock, the Committee will cause a legend referring to the restrictions to be placed on all certificates for Shares of Restricted Stock. When restrictions lapse or are satisfied, a new certificate, without the legend, for the number of Shares with respect to which restrictions have lapsed or been satisfied will be issued and delivered to the Participant.

(e) *Redemption of Restricted Units.* Restricted Units may be redeemed for cash or whole Shares or a combination of cash and Shares, in the discretion of the Committee, when the restrictions lapse and any other conditions set forth in the Award Agreement have been satisfied provided that with respect to any Restricted Units subject to Section 409A of the Code such redemption will occur in a manner that complies with Section 409A of the Code. Each Restricted Unit may be redeemed for one Share or an amount in cash equal to the Fair Market Value of a Share as of the date on which the Restricted Unit vests.

(f) *Deferred Units.* Subject to Section 7.14 hereof and to the extent determined by the Committee, Participants shall be permitted to request the deferral of payment of vested Restricted Units (including the value of related Dividend Equivalents) to a date later than the payment date specified in the Award Agreement, provided that any such election be made in accordance with Section 409A of the Code. The Committee will determine any terms and conditions on deferral.

4.6 ***Other Stock-Based Awards.*** The Committee may, from time to time, grant Awards (other than Stock Options, Stock Appreciation Rights, Restricted Units or Restricted Stock) to any Employee that consist of, or are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to, Shares. These Awards may include, among other things, phantom or hypothetical Shares. The Committee will determine, in its discretion and subject to Section 7.14, the terms and conditions that will apply to Other Stock-Based Awards granted pursuant to this Section 4.6, including whether Dividend Equivalents will be credited with respect to any such Award in the event of a payment of dividends on Common Stock. The terms and conditions of Other Stock-Based Awards will be set forth in the applicable Award Agreement.

(a) *Vesting.* Except for Other Stock-Based Awards granted as Performance Awards and except as provided in Section 5.1, restrictions on Other Stock-Based Awards will lapse, in the discretion of the Committee, over a period of three years from the date of grant or any longer period that is specified in the Award Agreement. If the restrictions on Other Stock-Based Awards have not lapsed or been satisfied as of the Participant's Termination of Employment, except as otherwise provided in an Award Agreement, the Shares will be forfeited by the Participant if the termination is for any reason other than Full Retirement, death or Disability of the Participant or a Change in Control occurs. The Committee, in its discretion and as set forth in the Award Agreement, may allow faster vesting of Other Stock-Based Awards that are granted in place of another Company award or other compensation payment from the Company that the Participant has voluntarily foregone or that replaces awards that the Participant forfeited to enter into employment with the Company or an Affiliate.

(b) *Acceleration of Vesting.* Except as otherwise provided in an Award Agreement, all restrictions on Other Stock-Based Awards granted pursuant to this Section 4.6 will lapse upon the Full Retirement, death or Disability of the Participant or upon the effective date of a Change in Control in accordance with Section 5.4.

4.7 ***Limit on Individual Grants.*** Subject to Sections 5.1 and 5.3, no Participant may be granted Awards under this Plan (excluding Growth Plan Units or Cash-Based Awards) relating to more than 3 million Shares over any period of 36 months. The maximum amount that may be paid in cash or Shares under this Plan pursuant to Growth Plan Units or Cash-Based Awards to any one Participant is $10 million (including the Fair Market Value of Shares) for any Performance Cycle of 12 months. For any longer Performance Cycle, this maximum will be adjusted proportionally.

4.8 ***Termination for Cause.*** If a Participant incurs a Termination of Employment for Cause, then all outstanding Awards will immediately be cancelled, except as otherwise provided in an Award Agreement.

ARTICLE V
SHARES SUBJECT TO THE PLAN; ADJUSTMENTS

5.1 ***Shares Available.*** The Shares issuable under the Plan will be authorized but unissued Shares or Shares held in the Company's treasury. The total number of Shares with respect to which Awards may be issued under the Plan may equal but may not exceed 39,000,000, subject to adjustment in accordance with Section 5.3; *provided, however*, that from the aggregate limit:

(a) no more than 10 million Shares may be available for grant in the form of Incentive Stock Options;

(b) up to, but not more than, 2 million Shares may be available for grant for Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units, or Other Stock-Based Awards that vest in full in fewer than three years; and

(c) up to 9.5 million Shares related to Awards other than Stock Options or Stock Appreciation Rights may be granted under the Plan on a one-for-one basis; after the Shares related to Awards other than Stock Options and Stock Appreciation Rights exceed 9.5 million under the Plan, each Share subject to future Awards other than Stock Options or Stock Appreciation Rights shall be counted as four Shares for purposes of this Article V.

5.2 ***Counting Rules.*** (a) The following Shares related to Awards to be issued under this Plan or awards under the 2006 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates, the 2003 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates and the 1993 Stock Plan for Employees of Honeywell International Inc. and Its Affiliates that are outstanding as of April 26, 2011 may again be available for issuance under the Plan, in addition to the Shares described in Section 5.1:

(i) Shares related to Awards paid in cash;

(ii) Shares related to Awards that expire, are forfeited or cancelled or terminate for any other reason without issuance of Shares; and

(iii) Any Shares issued in connection with Awards that are assumed, converted or substituted as a result of the acquisition of another company by the Company or an Affiliate or a combination of the Company or an Affiliate with another company.

(b) Shares described in Section 5.2(a)(i), (ii) and (iii) shall not count against the limits set forth in Section 5.1(a)and (b).

(c) Shares related to Awards other than Stock Options or Stock Appreciation Rights that were originally granted on a one-for-one basis and that are again available for issuance under the Plan under paragraph 5.2(a)(i), (ii) or (iii) may again be granted under the Plan on a one-for-one basis. (d) For purposes of clarity, Shares that are tendered or withheld in payment of all or part of the Exercise Price of an Award or in satisfaction of withholding tax obligations, and Shares that are reacquired with cash tendered in payment of the Exercise Price of an Award, shall not be included in or added to the number of Shares available for issuance under the Plan.

5.3 ***Adjustment Upon Certain Changes.***

(a) *Shares Available for Grants.* In the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum aggregate number of shares of Common Stock with respect to which the Committee may grant Awards, the maximum number of shares under each of Sections 5.1(a) and (b) and the maximum aggregate number of shares of Common Stock with respect to which the Committee may grant Awards to any individual Employee in any year shall be appropriately adjusted by the Committee. In the event of any change in the number of shares of Common Stock outstanding by reason of any other similar event or transaction, the Committee may, to the extent deemed appropriate by the Committee, make such adjustments in the number and class of shares of Common Stock with respect to which Awards may be granted.

(b) *Increase or Decrease in Issued Shares Without Consideration.* Subject to any required action by the shareowners of the Company, in the event of any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend (but only on the shares of Common Stock), or any other increase or decrease in the number of such shares effected without receipt or payment of consideration by the Company, the Committee shall equitably adjust the number of shares of Common Stock subject to each outstanding Award and the exercise price per share of Common Stock of each such Award.

(c) *Certain Mergers.* Subject to any required action by the shareowners of the Company, in the event that the Company shall be the surviving corporation in any merger, consolidation or similar transaction as a result of which the holders of shares of Common Stock receive consideration consisting exclusively of securities of such surviving corporation, the Committee shall have the power to adjust each Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of Common Stock subject to such Award would have received in such merger or consolidation.

(d) *Certain Other Transactions.* In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the Company is not the surviving corporation or (iv) a merger, consolidation or similar transaction involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall, subject to Section 409A of the Code to the extent applicable and otherwise in its sole discretion, have the power to:

(i) cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable), and, in full consideration of such cancellation, pay to the Participant to whom such Award was granted an amount in cash, for each share of Common Stock subject to such Award equal to the value, as determined by the Committee in its reasonable discretion, of such Award, provided that with respect to any outstanding Stock Option or Stock Appreciation Right such value shall be equal to the excess of (A) the value, as determined by the Committee in its reasonable discretion, of the property (including cash) received by the holder of a share of Common Stock as a result of such event over (B) the exercise price of such Stock Option or Stock Appreciation Right; or

(ii) provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such Award would have received in such transaction and, incident thereto, make an equitable adjustment, in accordance with U.S. Department of Treasury Regulation §1.409A-1(b)(5)(v)(D) and as determined by the Committee in its reasonable discretion in the exercise price of the Award, or the number of shares or amount of property subject to the Award or, if appropriate, provide for a cash payment to the Participant to whom such Award was granted in partial consideration for the exchange of the Award.

(e) *Other Changes.* In the event of any change in the capitalization of the Company or corporate change other than those specifically referred to in subsections (b), (c) or (d), the Committee shall make equitable adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in such other terms of such Awards.

(f) *Performance Awards.* In the event of any transaction or event described in this Section 5.3, including without limitation any corporate change referred to in subsection (e) hereof, the Committee shall have the power to make equitable adjustments in any Performance Measure and in other terms of any Performance Award, provided that such adjustment is consistent with the requirements of Section 409A of the Code and the regulations thereunder.

(g) *No Other Rights.* Except as expressly provided in the Plan, no Employee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award."

5.4 ***Change in Control.***

(a) *Acceleration of Vesting.* Except as otherwise provided in an Award Agreement, all outstanding Awards will become vested and/or exercisable as of the effective date of a Change in Control, whether or not the Awards were otherwise vested and/or exercisable, and, subject to subsection (c), all conditions will be waived with respect to outstanding Awards (other than Performance Awards).

(b) *Restricted Units.* Except as provided in subsection (d), each Participant who has been awarded Restricted Units that are outstanding as of a Change in Control (including Restricted Units whose restrictions have lapsed pursuant to subsection (a)) will receive, no later than 90 days after the date of Change in Control, an amount in cash equal to the product of the number of the Participant's outstanding Restricted Units and an amount equal to the greater of (A) the highest price per Share paid by the person or group acquiring control in connection with the transaction or series of transactions constituting the Change in Control, as determined by the Committee, and (B) the highest Fair Market Value during the period of 90 days that ends on the date of Change in Control. Any securities or other property that is part or all of the consideration paid for Shares pursuant to the Change in Control will be valued at the higher of (x) the valuation placed on the securities or property by any entity that is a party with the Company to the Change in Control, or (y) the valuation placed on the securities or property by the Committee.

In addition, each Participant will receive in cash, no later than 90 days after the date of Change in Control, the value of any Dividend Equivalents that have been credited through the date of Change in Control on Restricted Units that become payable pursuant to this subsection (b).

(c) *Performance Awards.* Each Participant who has been granted a Performance Award that is outstanding as of the date of Change in Control will be deemed to have achieved a level of performance, as of the Change in Control, that would cause the Participant's Performance Awards to vest, become exercisable or become payable at target levels, and all restrictions on Performance Awards immediately lapse. No later than 90 days after the date of Change in Control, all holders of outstanding Performance Awards will receive an amount in cash or Shares, as determined by the Committee in its discretion, in respect of such Performance Awards to the extent that the Performance Awards have vested.

(d) *Deferred Awards.* Notwithstanding subsection (b), but subject to Section 7.14, the Committee may permit a Participant to elect not to have payment of an Award, including the value of any related Dividend Equivalents, accelerated as provided by such subsection (b). The terms and conditions of a deferral may not be changed at any time after the Change in Control.

5.5 ***Fractional Shares.*** No fractional Shares will be issued under the Plan. If a Participant acquires the right to receive a fractional Share under the Plan, the Participant will receive either cash in lieu of the fractional Share in an amount equal to the Fair Market Value of the fractional Share as of the date of settlement or the next highest whole number of Shares, as set forth in the applicable Award Agreement.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1 ***Amendment.*** The Plan may be amended at any time and from time to time by the Board without the approval of shareowners of the Company, except that no revision to the terms of the Plan will be effective until the amendment is approved by the shareowners of the Company if such approval is required by the rules of the New York Stock Exchange or such amendment materially increases the number of Shares that may be issued under the Plan (other than an increase pursuant to Section 5.3 of the Plan). No amendment of the Plan made without the Participant's written consent may adversely affect any right of a Participant with respect to an outstanding Award unless such amendment is necessary to comply with applicable law. The Plan may not be amended in any manner adverse to the interests of Participants during a Potential Change in Control Period or any other period of two years following the acceleration of vesting owing to a Change in Control, unless such amendment is necessary to comply with applicable law.

6.2 ***Termination.*** The Plan will terminate upon the earlier of the following dates or events to occur:

(a) the adoption of a resolution of the Board terminating the Plan; or

(b) the 10th anniversary of the date of the Company's 2011 Annual Meeting of Shareowners.

No Awards will be granted under this Plan after it has terminated. The termination of the Plan, however, will not alter or impair any of the rights or obligations of any person without consent under any Award previously granted under the Plan. After the termination of the Plan, any previously granted Awards will remain in effect and will continue to be governed by the terms of the Plan and the applicable Award Agreement.

ARTICLE VII
GENERAL PROVISIONS

7.1 ***Nontransferability of Awards.*** No Award under the Plan will be subject in any manner to alienation, anticipation, sale, assignment, pledge, encumbrance or transfer, and no other persons will otherwise acquire any rights therein, except as provided below.

(a) Any Award may be transferred by will or by the laws of descent or distribution.

(b) The Committee may provide in the applicable Award Agreement that all or any part of an Award (other than an Incentive Stock Option) may, subject to the prior written consent of the Committee, be transferred to one or more of the following classes of donees: a family member; a trust for the benefit of a family member; a limited partnership whose partners are solely family members; or any other legal entity set up for the benefit of family members. For purposes of this subsection (b), a family member means a Participant and/or the Participant's spouse, children, grandchildren, parents, grandparents, siblings, nieces, nephews and grandnieces and grandnephews, including adopted, in-laws and step family members.

(c) Except as otherwise provided in the applicable Award Agreement, any Nonqualified Stock Option or Stock Appreciation Right transferred by a Participant pursuant to subsection (b) may be exercised by the transferee only to the extent that the Award would have been exercisable by the Participant had no transfer occurred. Any transferred Award will be subject to all of the same terms and conditions as provided in the Plan and in the applicable Award Agreement. The Participant or the Participant's estate will remain liable for any withholding tax that may be imposed by any federal, state or local tax authority, and the transfer of Shares upon exercise of the Award will be conditioned on the payment of any withholding tax. The Committee may, in its discretion, disallow all or a part of any transfer of an Award pursuant to subsection (b) unless and until the Participant makes arrangements satisfactory to the Committee for the payment of any withholding tax. The Participant must immediately notify the Committee, in the form and manner required by the Committee, of any proposed transfer of an Award pursuant to subsection (b). No transfer will be effective until the Committee consents to the transfer in writing.

(d) Unless otherwise restricted by Company policy for Reporting Persons, Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered, provided, however, that Restricted Stock awarded to an affiliate of the Company may be transferred only pursuant to Rule 144 under the 1933 Act, or pursuant to an effective registration for resale under the 1933 Act. For purposes of this subsection, "affiliate" will have the meaning assigned to that term under Rule 144.

(e) In no event may a Participant transfer an Incentive Stock Option other than by will or the laws of descent and distribution.

7.2 ***Withholding of Taxes.***

(a) *Stock Options and Stock Appreciation* Rights. As a condition to the delivery of Shares pursuant to the exercise of a Stock Option or Stock Appreciation Right, the Committee may require that the Participant, at the time of exercise, pay to the Company by cash, certified check, bank draft, wire transfer or postal or express money order an amount sufficient to satisfy any applicable tax withholding obligations, as calculated at the applicable minimum statutory rate. The Committee may also, in its discretion, accept payment of tax withholding obligations through any of the Exercise Price payment methods described in Section 4.3(d).

(b) *Other Awards Payable in Shares.* The Company will satisfy a Participant's tax withholding obligations, calculated at the applicable minimum statutory rate, arising in connection with the release of restrictions on Restricted Units, Restricted Stock and Other Stock-Based Awards by withholding Shares that would otherwise be available for delivery. The Company may also allow the Participant to satisfy the Participant's tax withholding obligations by payment to the Company in cash or by certified check, bank draft, wire transfer or postal or express money order.

(c) *Cash Awards.* The Company will satisfy a Participant's tax withholding obligation arising in connection with the payment of any Award in cash by withholding cash from such payment.

(d) *Withholding Amount.* The Committee, in consideration of applicable accounting standards, has full discretion to allow Participants to elect to have the Company withhold an amount greater than the applicable minimum statutory amount. In no event, however, will the Company withhold an amount from any Award payable in Shares that is greater than the amount required to satisfy income tax obligations at the maximum marginal rate that could be applicable to the Participant.

7.3 ***Forfeiture Provisions.*** The Committee may, in its discretion, provide in an Award Agreement terms and conditions that could result in the forfeiture of all or part of an Award, including but not limited to, terms and conditions that relate to non-competition, non-solicitation of customers and/or employees and/or confidentiality of Company information.

Notwithstanding anything in this Plan to the contrary, each Participant acknowledges that the Company may be entitled or required by law, Company policy, the requirements of an exchange on which the Shares are listed for trading or the terms of an Award Agreement, to recoup all or part of the compensation paid to the Participant pursuant to this Plan, and each Participant agrees to comply with any Company request or demand for recoupment.

7.4 ***Code Section 83(b) Elections.*** The Company, its Affiliates and the Committee have no responsibility for a Participant's election, attempt to elect or failure to elect to include the value of an Award of Restricted Stock or other Award subject to Section 83 in the Participant's gross income for the year of payment pursuant to Section 83(b) of the Code. Any Participant who makes an election pursuant to Section 83(b) will promptly provide the Committee with a copy of the election form.

7.5 ***No Implied Rights.*** The establishment and operation of the Plan, including the eligibility of a Participant to participate in the Plan, will not be construed as conferring any legal or other right upon any Employee for the continuation of employment through the end of any Performance Cycle or other period. The Company expressly reserves the right, which may be exercised at any time and in the Company's sole discretion, to discharge any individual or treat him or her without regard to the effect that discharge might have upon him or her as a Participant in the Plan.

7.6 ***No Obligation to Exercise Awards; No Right to Notice of Expiration Date.*** The grant of a Stock Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award. The Company, its Affiliates and the Committee have no obligation to inform a Participant of the date on which a Stock Option or Stock Appreciation Right lapses except in the Award Agreement.

7.7 ***No Rights as Shareowners.*** A Participant granted an Award under the Plan will have no rights as a shareowner of the Company with respect to the Award unless and until certificates for the Shares underlying the Award are registered in the Participant's name and delivered to the Participant. The right of any Participant to receive an Award by virtue of participation in the Plan will be no greater than the right of any unsecured general creditor of the Company.

7.8 ***Indemnification of Committee.*** The Company will indemnify, to the fullest extent permitted by law, each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that the person, or the executor or administrator of the person's estate, is or was a member of the Committee or a delegate of the Committee.

7.9 ***No Required Segregation of Assets.*** Neither the Company nor any Affiliate will be required to segregate any assets that may at any time be represented by Awards granted pursuant to the Plan.

7.10 ***Nature of Payments.*** All Awards made pursuant to the Plan are in consideration of services for the Company or an Affiliate. Any gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and will not be taken into account as compensation for purposes of any other employee benefit plan of the Company or any Affiliate, except as the employee benefit plan otherwise provides. The adoption of the Plan will have no effect on Awards made or to be made under any other benefit plan covering an employee of the Company or an Affiliate or any predecessor or successor of the Company or an Affiliate.

7.11 ***Awards in Foreign Countries.*** The Committee has the authority to grant Awards to Employees who are foreign nationals or employed outside the United States on any different terms and conditions than those specified in the Plan that the Committee, in its discretion, believes to be necessary or desirable to accommodate differences in applicable law, tax policy or custom, while furthering the purposes of the Plan. The Committee may also approve any supplements to the Plan or alternative versions of the Plan as it believes to be necessary or appropriate for these purposes without altering the terms of the Plan in effect for other Participants; provided, however, that the Committee may not make any supplemental or alternative version that (a) increases limitations contained in Sections 4.3(e) and 4.7, (b) increases the number of shares available under the Plan, as set forth in Section 5.1; or (c) causes the Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act or, with respect to Reporting Persons, causes the grant of any performance-based Award to fail to qualify for an income tax deduction pursuant to Section 162(m) of the Code.

7.12 ***Securities Matters***

(a) The Company shall be under no obligation to effect the registration pursuant to the 1933 Act of any shares of Common Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing shares of Common Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition to the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee deems necessary or desirable.

(b) The exercise of any Award granted hereunder shall only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of shares of Common Stock pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Company may, in its sole discretion, defer the effectiveness of an exercise of an Award hereunder or the issuance or transfer of shares of Common Stock pursuant to any Award pending or to ensure compliance under federal or state securities laws. The Company shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Award or the issuance or transfer of shares of Common Stock pursuant to any Award. During the period that the effectiveness of the exercise of an Award has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

7.13 ***Governing Law; Severability.*** The Plan and all determinations made and actions taken under the Plan will be governed by the internal substantive laws, and not the choice of law rules, of the State of Delaware and construed accordingly, to the extent not superseded by applicable federal law. If any provision of the Plan is held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity or unenforceability will not affect any other parts of the Plan, which will remain in full force and effect.

7.14 ***Section 409A of the Code.*** With respect to Awards subject to Section 409A of the Code, this Plan is intended to comply with the requirements of such Section, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of such Section and the related regulations, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Any reservation of rights or discretion by the Company or the Committee hereunder affecting the timing of payment of any Award subject to Section 409A of the Code will only be as broad as is permitted by Section 409A of the Code and any regulations thereunder.

7.15 **Payments to Specified Employees.** Notwithstanding anything herein or in any Award grant agreement to the contrary, in the event that a Participant is a "specified employee" (within the meaning of Section 409A(2)(B) of the Code) as of the date of such Participant's separation from service (as determined pursuant to Section 409A of the Code), any Awards subject to Section 409A of the Code payable to such Participant as a result of his or her separation from service, shall be paid on the first business day of the first calendar month that begins after the six-month anniversary of the date of the separation from service, or, if earlier, the date of the Participant's death.

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EXHIBIT B

HONEYWELL INTERNATIONAL INC.
INCENTIVE COMPENSATION PLAN FOR EXECUTIVE EMPLOYEES
AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2011

1. Purpose

The purpose of the Honeywell International Inc. Incentive Compensation Plan for Executive Employees (the "Plan") is to attract and retain highly qualified employees, to obtain from each the best possible performance, and to underscore the importance to such employees of achieving particular business objectives.

2. Definitions

For the purposes of the Plan, the following terms shall have the following meanings:

2.1 "Board of Directors" means the Board of Directors of Honeywell.

2.2 "Change in Control" means (i) any one person, or more than one person acting as a group (as defined under Treasury Regulation Ï 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of Honeywell that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of Honeywell; or (ii) any one person, or more than one person acting as a group (as defined under Treasury Regulation Ï 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Honeywell possessing 30 percent or more of the total voting power of the stock of Honeywell; or (iii) a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of the appointment or election; or (iv) any one person, or more than one person acting as a group (as defined in Treasury Regulation Ï 1.409A-3(i)(5)(v)(B)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For purposes of subsection (iv), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. The foregoing subsections (i) through (iv) shall be interpreted in a manner that is consistent with the Treasury Regulations promulgated pursuant to Section 409A of the Code so that all, and only, such transactions or events that could qualify as a "change in control event" within the meaning of Treasury Regulation Ï1.409A-3(i)(5)(i) will be deemed to be a Change in Control for purposes of this Plan.

2.3 "Change in Control Date" means the date on which a Change in Control occurs.

2.4 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations, and administrative guidance issued thereunder.

2.5 "Committee" means the Management Development and Compensation Committee of the Board of Directors, or such other committee as the Board of Directors shall appoint from time to time to administer the Plan and to otherwise exercise and perform the authority and functions assigned to the Committee under the terms of the Plan. The Committee shall at all times be comprised solely of two or more outside directors within the meaning of Treasury Regulation Ï 1.162-27(e)), and shall be "independent" pursuant to the listing requirements of the NYSE (or other such exchange on which the Company's shares may be listed for trading) as may be applicable from time to time.

2.6 "Common Stock" means the common stock of Honeywell.

2.7 "Company" means Honeywell and its subsidiaries and affiliated entities, as well as their respective successors.

2.8 "Consolidated Earnings" means the consolidated net income for the Performance Period for which an Incentive Compensation Award is made, as determined by Honeywell's independent auditors, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment (other than provisions for operating losses or income during the phase-out period), unusual or infrequently occurring events and transactions, the effects of the annual fourth quarter mark-to-market adjustment that recognizes pension related net actuarial gains and losses outside the Corridor, and the effects of changes in accounting principles, all as determined in accordance with generally accepted accounting principles.

2.9 "Corporate Officer" means any Senior Executive Employee who has been elected by the Board of Directors as an officer of the Company.

2.10 "Corridor" means the range of amounts that are within 10% of the greater of (i) the fair value of the Company's pension plan assets, or (ii) the projected benefit obligations under the Company's pension plans.

2.11 "Covered Employee" means an Employee who is a "covered employee" within the meaning of Section 162(m), as such section may be amended from time to time.

2.12 "Employee" means any Senior Executive Employee or Executive Employee who is on the active salaried payroll of the Company at any time during the period for which an Incentive Compensation Award relates.

2.13 "Executive Employee" means an Employee in Salary Band 5.

2.14 "Good Reason" means, without the Employee's consent, (a) a material reduction in the Employee's total cash compensation opportunity in effect immediately prior to the Change in Control; (b) the permanent elimination of the Employee's position, not including a transfer pursuant to the sale of a facility or line of business, if and only if the Employee is offered substantially comparable employment with the successor employer; (c) a material adverse change to the Employee's position, function, responsibilities or reporting level, or in the standard of performance required of the Employee, as determined immediately prior to a Change in Control; (d) a material change in the geographic location at which the Employee must perform his or her services from the location the Employee was required to perform such services immediately prior to a Change in Control; or (e) an action by the Company that under applicable law constitutes constructive discharge. Notwithstanding the foregoing, Good Reason shall not be deemed to have occurred unless the Employee provides written notice to the Company identifying the event or omission constituting the reason for a Good Reason termination within ninety (90) days following the first occurrence of such event or omission. Within thirty (30) days after such notice has been provided to the Company, the Company shall have to opportunity, but shall have no obligation, to cure the events or conditions that give rise to a Good Reason termination. If the Company fails to cure the events or conditions giving rise to an Employee's Good Reason termination by the end of the thirty (30) day cure period, the Employee's employment shall be terminated effective as of the expiration of such thirty (30) day cure period unless the Employee has withdrawn such Good Reason termination notice.

2.15 "Gross Cause" means (i) a fraud committed against the Company, (ii) the misappropriation of the Company's property, (iii) intentional misconduct that is damaging to the Company's property or business, or (iv) the commission of a felony.

2.16 "Honeywell" means Honeywell International Inc., a Delaware corporation.

2.17 "Incentive Compensation Awards" means cash awards based on the achievement of (i) short-term business objectives for the Company, as established by the Board of Directors or the Committee for this purpose for each Performance Period, and (ii) short-term business objectives for the Company's operating units, as established by the Chief Executive Officer for this purpose for each Performance Period.

2.18 "Maximum Amount" means 2% of Honeywell's Consolidated Earnings for any Performance Period for which a determination is being made. The Maximum Amount establishes a ceiling on the amount that may be made available to Senior Executive Employees for Incentive Compensation Awards under the Plan for any Performance Period.

2.19 "Maximum Individual Award" means the maximum Incentive Compensation Award payable to any individual with respect to a Performance Period pursuant to Section 6.3.

2.20 "Performance Period" means the Honeywell fiscal year or such other period as may be designated by the Committee (not to exceed 18-months) with respect to which Incentive Compensation Awards may be payable under the Plan; provided that no Performance Period shall begin before the previous Performance Period ends.

2.21 "Reserve" means the Incentive Compensation Award Reserve established pursuant to Section 4.2 of the Plan.

2.22 "Section 162(m)" means Section 162(m) of the Code.

2.23 "Section 409A" means Section 409A of the Code.

2.24 "Senior Executive Employee" means an Employee in Salary Band 6 or 7.

2.25 "Stub Period" means the portion of a Performance Period that ends on the Change in Control Date.

3. Effective Date

Subject to approval by Honeywell's shareowners, the Plan is hereby amended and restated effective as of January 1, 2011. Any Incentive Compensation Awards made prior to January 1, 2011 shall be governed by the predecessor versions of the Plan, as applicable.

4. Amounts Available for Incentive Compensation Awards

4.1 Maximum Amounts. The Maximum Amount shall be determined as set forth in Section 4.2. The maximum amount available for Incentive Compensation Awards to Executive Employees shall be determined by the Committee from time to time.

4.2 Establishment of Reserve. For each Performance Period a Reserve shall be established to which will be credited an amount to be determined by the Board of Directors not in excess of the Maximum Amount for such Performance Period. All Incentive Compensation Awards to Senior Executive Employees shall be chargeable against the Reserve. Any Incentive Compensation Awards to Executive Employees shall not be chargeable against the Reserve. If an Employee is an Executive Employee and a Senior Executive Employee for a portion of the Performance Period, the Employee's Incentive Compensation Award shall be pro-rated based on the number of days spent as an Executive Employee and a Senior Executive Employee, and only the portion of the Employee's Incentive Compensation Award allocable to time spent as a Senior Executive Employee shall be chargeable against the Reserve.

4.3 Determination of Reserve Maximum. Before the Committee shall determine the amount to be credited to the Reserve for any Performance Period, the Company's independent auditors for such Performance Period shall report to the Committee the Maximum Amount for such Performance Period. After receipt of the auditors' report, which may be based on an estimate of the Company's financial results for the Performance Period, the Committee shall determine the amount (not greater than such Maximum Amount) that shall be credited to the Reserve for such Performance Period. If the accountants' report is based on an estimate, the amount credited to the Reserve shall be subject to receipt of a further report from the accountants to the Committee confirming the Maximum Amount.

4.4 Use of Reserve Amounts. The total amount of Incentive Compensation Awards to Senior Executive Employees for a Performance Period shall be limited by the total then in the Reserve but need not exhaust such total. Any balance remaining after the making of Incentive Compensation Awards to Senior Executive Employees shall be removed from the Reserve and will not be available for future Incentive Compensation Awards to Senior Executive Employees.

5. Eligibility for Incentive Compensation Awards

5.1 General Eligibility Criteria. Only Senior Executive Employees and Executive Employees shall be eligible for Incentive Compensation Awards under the Plan. Incentive Compensation Awards to Corporate Officers for any period may be granted to those Corporate Officers, if any, who shall be selected by the

Committee. Such selections, except in the case of the Company's Chief Executive Officer, shall be made after considering the recommendations of the Chief Executive Officer. The Committee shall also give consideration to the contribution made by each Corporate Officer to the achievement of the Company's established objectives and such other matters as it shall deem relevant. Incentive Compensation Awards to Senior Executive Employees (other than Corporate Officers) and Executive Employees for any period may be granted to those Senior Executive Employees (other than Corporate Officers) and Executive Employees who shall be selected by the Chief Executive Officer.

5.2 Special Discretionary Authority. In the discretion of (i) the Committee with respect to Corporate Officers, (ii) the Committee, or the Chief Executive Officer to the extent the authority to determine Incentive Compensation Awards has been delegated to the Chief Executive Officer by the Committee, with respect to Senior Executive Employees (other than Corporate Officers), and (iii) the Chief Executive Officer with respect to Executive Employees, Incentive Compensation Awards may be made to Employees who retired or whose employment terminated after the beginning of the period for which an Incentive Compensation Award is made, or to the designee or estate of an Employee who died during such period.

6. Determination of Amounts of Incentive Compensation Awards

6.1 Incentive Compensation Award Amounts. Subject to the limitations of the Reserve, Maximum Individual Award and Maximum Amount, the amounts of individual Incentive Compensation Awards to Corporate Officers will be determined by the Committee acting in its discretion. Such determinations shall be made after consideration of such matters as the Committee shall deem relevant that shall include, except in the case of an Incentive Compensation Award for the Chief Executive Officer, the recommendations of the Chief Executive Officer. Subject to the limitations of the Reserve, Maximum Individual Award and Maximum Amount, the amounts of individual Incentive Compensation Awards to Senior Executive Employees (other than Corporate Officers) shall be determined by the Committee except to the extent the Committee has delegated that authority to the Chief Executive Officer, in which case the Chief Executive Officer shall make such determinations after consideration of such matters as he shall deem relevant. Subject to the limitations of the Maximum Individual Award and the maximum amount available for Incentive Compensation Awards to Executive Employees as determined by the Committee pursuant to Section 4.1, the amounts of Incentive Compensation Awards to Executive Employees shall be determined by the Chief Executive Officer after consideration of such matters as he shall deem relevant.

6.2 Calculation of Incentive Compensation Awards. The performance goal shall be to attain positive Consolidated Earnings for each Performance Period. If the performance goal is obtained, the Incentive Compensation Awards shall be determined as follows:

(i) The Incentive Compensation Award payable to an individual who is the Chief Executive Officer during any part of the Performance Period shall be equal to 0.4% of Consolidated Earnings for such Performance Period.

(ii) The Incentive Compensation Award payable to any other Employee shall be equal to 0.2% of Consolidated Earnings for such Performance Period.

The Committee has the discretion to reduce the amount of the Incentive Compensation Award actually paid to Employees to less than the 0.4% or 0.2% of Consolidated Earnings otherwise due and the Chief Executive Officer has the discretion to reduce the amount of the Incentive Compensation Award actually paid to Executive Employees and Senior Executive Employees (to the extent the Committee has delegated its authority to determine Incentive Compensation Awards to the Chief Executive Officer) to less than the 0.2% of Consolidated Earnings otherwise due.

6.3 Maximum Individual Award. The Maximum Individual Award shall be equal to 0.4% of Consolidated Earnings for any individual who is the Chief Executive Officer during any part of such Performance Period, and 0.2% of Consolidated Earnings for any other Employee. If the total of the Maximum Individual Awards determined pursuant to this Section 6.3 for Senior Executive Employees would otherwise exceed 2% of Consolidated Earnings for a Performance Period, then each Maximum Individual Award shall be reduced pro-rata so that, in the aggregate, their total equals 2% of Consolidated Earnings.

6.4 Certification. No Incentive Compensation Awards shall be paid to Covered Employees prior to certification by the Committee of the attainment of the performance goal set forth in Section 6.2 for the Performance Period to which the Incentive Compensation Awards relate. Further, no Incentive Compensation Awards shall be paid to Senior Executive Employees prior to receipt by the Chief Executive Officer of assurances from the Chief Financial Officer and the Company's independent accountants that the amount the Board of Directors has determined shall be credited to the Reserve for the Performance Period to which the Incentive Compensation Awards relate is not greater than the Maximum Amount.

7. Form of Incentive Compensation Awards

Incentive Compensation Awards under the Plan shall be paid in cash.

8. Payment of Incentive Compensation Awards

8.1 Timing and Eligibility for Payment. Incentive Compensation Awards shall be paid in full in one lump sum as soon as practicable following the end of the Performance Period in which the Incentive Compensation Award was earned, but no later than the 15th day of the third month following the end of the Honeywell fiscal year in which the Performance Period ended, provided that, except as otherwise provided in Section 5.2, the recipient Employee is still actively employed by the Company on the date Incentive Compensation Awards are paid. Notwithstanding the foregoing, the Committee may, in its sole discretion, permit payment of an Incentive Compensation Award to a Covered Employee or an officer of Honeywell who is employed by the Company as of the end of the Performance Period in which the Incentive Compensation Award is earned but who is no longer actively employed by the Company on the date such Incentive Compensation Award is paid.

8.2 Effect on Reserve. At the time any Incentive Compensation Award is awarded to Senior Executive Employees, the Reserve shall be reduced by the amount of such Incentive Compensation Award, regardless of when payable or paid.

8.3 Deferrals. The Committee may, in its sole discretion, permit Employees to defer Incentive Compensation Awards in accordance with and subject to the terms and conditions of the Company's Deferred Incentive Compensation Plan (the "DIC Plan").

9. Recoupment of Incentive Compensation Awards

The Committee shall have the authority to condition the receipt of an Incentive Compensation Award upon the execution of an agreement that contains intellectual property, confidentiality, nonsolicitation and noncompetition covenants ("Protective Agreement") in favor of the Company in a form determined by the Committee from time to time. In the event that any Incentive Compensation Award recipient violates the terms of the Protective Agreement, the Board of Directors shall have the right to recoup, and the recipient shall have the obligation to repay, all or part of any Incentive Compensation Award that is subject to a Protective Agreement.

The Committee shall also have the authority to recoup, and each recipient shall have the obligation to repay, all or part of any Incentive Compensation Award paid under this Plan that may be required to be subject to recoupment under federal or state laws, Company policy or the listing requirements of the NYSE (or other such exchange on which the Company's shares may be listed for trading) as may be applicable from time to time.

10. Corporate Transactions

10.1 Plan Termination Triggers. Notwithstanding anything to the contrary in the Plan, in the event of a Change in Control, this Plan shall terminate as of the Change in Control Date.

10.2 Incentive Compensation Awards for Stub Period. In the event of a Change in Control, Employees shall be entitled to an Incentive Compensation Award for the Stub Period. The amount of such Incentive Compensation Awards shall be determined in accordance with the provisions of Section 6 and in a manner consistent with past practice by treating the Stub Period as the Performance Period and with the applicable metrics and Incentive Compensation Awards adjusted, to the extent necessary, to reflect the length of the Stub Period. The amount of the Incentive Compensation Awards shall be determined prior to the Change in Control Date and shall be based on the good faith estimates of the Company's financial performance and Consolidated Earnings for the Stub Period, as determined by the Committee (as constituted immediately prior to the Change in Control) with the advice of Honeywell's independent auditors.

10.3 Payment of Incentive Compensation Awards. Any Incentive Compensation Award for the Stub Period shall be paid in full in one lump sum no later than the 15th day of the third month following the end of the Honeywell fiscal year in which the Stub Period ended, provided that the recipient Employee is still actively employed by the Company on the date Incentive Compensation Awards are paid. Notwithstanding the foregoing, if an Employee is employed by the Company on the Change in Control Date but not on the date Incentive Compensation Awards are paid because (i) he or she has been involuntarily terminated other than for Gross Cause, or (ii) he or she has voluntarily resigned for Good Reason, such Employee shall be treated for this Section 10 as being employed by the Company on the date Incentive Compensation Awards are paid.

10.4 Deferred Incentive Compensation Awards. Notwithstanding anything herein to the contrary, to the extent an Incentive Compensation Award has been deferred pursuant to Section 8.3, such Incentive Compensation Award shall be subject to the terms and conditions of the DIC Plan including, without limitation, with respect to change in control events.

11. Power and Authority of the Committee and Chief Executive Officer

11.1 Plan Administration. The Plan shall be administered by the Committee, which shall have full power and authority (i) to prescribe, amend and rescind rules and procedures relating to the Plan; (ii) subject to the provisions of this Plan, to delegate to one or more officers of the Company some or all of its authority under the Plan; (iii) to employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom; and (iv) to make all determinations, and to formulate such procedures, as may be necessary or advisable in the opinion of the Committee for the administration of the Plan.

11.2 Plan Construction and Interpretation. The Committee shall have full power and authority to construe and interpret the Plan.

11.3 Determinations of Committee and Chief Executive Officer Final and Binding. All determinations by the Committee in carrying out and administering the Plan and in construing and interpreting the Plan shall be made in the Committee's sole discretion and shall be final, binding and conclusive for all purposes and upon all persons interested herein. The Committee or the Chief Executive Officer's decisions regarding the amount of each Incentive Compensation Award, as applicable, shall be final, binding and conclusive for all purposes and need not be consistent among Employees.

11.4 Liability of Committee and Chief Executive Officer. Neither the Committee (or its delegates) nor the Chief Executive Officer shall be liable for any action or determination made in good faith with respect to the Plan or any Incentive Compensation Award, and the members of the Committee (and its delegates) and the Chief Executive Officer shall be entitled to indemnification and reimbursement in the manner provided in the Company's Articles of Incorporation or its By-laws, as applicable, in each case as amended and in effect from time to time. In the performance of its responsibilities with respect to the Plan, the Committee and the Chief Executive Officer shall be entitled to rely upon information and advice furnished by the Company's officers and employees, the Company's accountants, the Company's legal counsel or any other person the Committee and the Chief Executive Officer deem necessary, and neither the Committee nor the Chief Executive Officer shall be liable for any action taken or not taken in good faith reliance upon any such advice.

11.5 Section 409A Limitation. Notwithstanding anything contained herein to the contrary, any discretionary authority that the Board of Directors, the Committee or the Chief Executive Officer may have pursuant to the Plan shall not be applicable to an Incentive Compensation Award that is subject to Section 409A to the extent such discretionary authority will contravene Section 409A.

12. Amendment and Termination of the Plan

Subject to applicable laws, rules and regulations, the Board of Directors or the Committee shall have the right at any time to amend, suspend, discontinue or terminate the Plan; provided, however, that no such action shall be effective without approval by the shareowners of Honeywell to the extent necessary to comply with applicable laws, including to continue to qualify the amounts payable hereunder as performance-based compensation under Section 162(m), or applicable rules of a stock exchange on which the Company's shares are traded. Moreover, (i) no amendment of the Plan shall operate to annul or diminish, without the consent of the Employee, an Incentive Compensation Award already made hereunder, (ii) no amendment shall adversely affect an Employee's entitlement to an Incentive Compensation Award for the Stub Period after a Change in Control, and (iii) with respect to Incentive Compensation Awards for Covered Employees, no amendment of the Plan to change the performance goal based on Consolidated Earnings as set forth in Section 6.2, to change the Maximum Individual Award, the Maximum Amount, or to change the definition of Consolidated Earnings, shall be effective without approval by the shareowners of Honeywell.

13. Miscellaneous

13.1 Section 409A. The Plan is intended to comply with the requirements of Section 409A and the regulations promulgated thereunder, and the provisions hereof shall be interpreted in a manner that satisfies such requirements, to the extent permitted by law. All Incentive Compensation Awards granted hereunder are intended to be excluded from coverage under Section 409A pursuant to Treasury Regulation Ï 1.409A-1(b)(4)'s "short-term deferral" rule unless, and only to the extent that, a deferral election is made pursuant to Section 8.3. If any provision of the Plan would otherwise frustrate or conflict with this intent or could cause any Incentive Compensation Award to be subject to taxes, interest or penalties under Section 409A, the Board of Directors may amend the Plan to the extent necessary to (i) comply with Section 409A, (ii) avoid the imposition of taxes, interest and penalties under Section 409A, and/or (iii) maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A; provided however, that such amendment shall not result in additional cost to the Company and provided further that nothing herein shall require the Company to provide any Employee with any gross-up for any tax, interest or penalty incurred by the Employee under Section 409A.

13.2 Other Compensation Plans. Nothing contained in the Plan shall prohibit the Company from granting special performance or recognition awards, not chargeable against the Reserve, under such conditions, and in such form and manner as it sees fit, to Employees (including Senior Executive Employees) for meritorious service of any nature. In addition, nothing contained in the Plan shall preclude or limit the ability of the Company to establish other incentive compensation plans providing for the payment of incentive compensation to Employees (including Senior Executive Employees), not chargeable against the Reserve.

13.3 Shareholder Approval. No award shall be paid under this Plan unless and until the stockholders of Honeywell have approved the Plan.

13.4 Plan Expenses. All expenses and costs in connection with the operation of the Plan shall be borne by the Company and no part thereof (other than the amounts of Incentive Compensation Awards to Senior Executive Employees under the Plan) shall be charged against the Reserve.

13.5 Withholding. All Incentive Compensation Awards under the Plan are subject to withholding, where applicable, for federal, state and local taxes.

13.6 No Limitation on Corporate Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking or not taking any corporate action, whether or not such action could have an adverse effect on any Incentive Compensation Awards made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company as a result of any such action.

13.7 Unfunded Plan. The Plan is intended to constitute an unfunded plan for incentive compensation. Prior to the payment of any Incentive Compensation Award, nothing contained herein shall give any Participant any rights that are greater than those of a general creditor of the Company.

13.8 Severability. If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan. In addition, if any provision of this Plan would cause Incentive Compensation Awards not to constitute "qualified performance-based compensation" within the meaning of Section 162(m), that provision shall be severed from, and shall be deemed not to be a part of, the Plan, but the other provisions hereof shall remain in full force and effect. Any specific action by the Committee that would disqualify an award as performance-based compensation for purposes of Section 162(m) and the regulations thereunder shall be void.

13.9 Governing Law. The Plan and all actions taken thereunder shall be governed by and construed in accordance with and governed by the laws of the State of New Jersey.

13.10 No Rights to Incentive Compensation Awards or Employment. This Plan is not a contract between the Company and an Employee. No Employee shall have any claim or right to receive Incentive Compensation Awards under the Plan. Nothing in the Plan shall confer upon any employee of the Company any right to continued employment with the Company or interfere in any way with the right of the Company to terminate the employment of any of its employees, in accordance with the laws of the applicable jurisdiction, at any time, with or without cause, including, without limitation, any individual who is then an Executive Employee or Senior Executive Employee under the Plan.

DIRECTIONS TO HONEYWELL'S HEADQUARTERS

101 Columbia Road, Morris Township, N.J.



80
46
10
80
46
80
George Washington Bridge
EXIT 37
MORRISTOWN
24
280
3
EXIT 2A
Columbia Rd.
10
Honeywell
Normandy Pkwy.
24
JFK Pkwy.
510
95
495
Lincoln Tunnel
MADISON
Park Ave.
24
So. Orange Ave.
280
Holland Tunnel
287
78
NEWARK INTERNATIONAL AIRPORT
Goethals Bridge
78
Garden State Pkwy.
278
New Jersey Tpk.
STATEN ISLAND
N

- **From Rte. 80 (East or West) and Rte. 287 South:**

Take Rte. 80 to Rte. 287 South to Exit 37 (Rte. 24 East—Springfield). Follow Rte. 24 East to Exit 2A (Rte. 510 West—Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.

- **From Rte. 287 North:**

Take Rte. 287 North to Exit 37 (Rte. 24 East—Springfield). Follow Rte. 24 East to Exit 2A (Rte. 510 West—Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.

- **From Newark International Airport:**

Take Rte. 78 West to Rte. 24 West (Springfield—Morristown). Follow Rte. 24 West to Exit 2A (Rte. 510 West—Morristown), which exits onto Columbia Road. At second traffic light, make left into Honeywell.